SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

- Joint Press Release dated April 2, 2007;
- Press Release dated April 4, 2007;
- Press Release dated April 4, 2007;
- Annual Report 2006.

Joint Press Release
ENEL AND ACCIONA SIGN AGREEMENT WITH E.ON REGARDING THE FUTURE OF ENDESA
•	This agreement paves the way for the resolution of all uncertainties surrounding Endesa and for the achievement of the strategic objectives of Acciona and Enel.
•	E.On will acquire Enel Viesgo and certain other Endesa assets: in Italy, France, Poland and Turkey and thermal power plants in Spain with a capacity of 1,475 MW (2.4% of total installed capacity in Spain) plus a 10 year supply contract for over 450 MW of nuclear capacity.
•	E.On will not waive the 50.01% acceptance condition on its offer thus permitting Acciona and Enel immediately to launch their tender offer at a minimum price of 41 euros per Endesa share plus interest accrued from launch, and adjusted for dividends.
•	The agreement will allow Acciona and Enel to roll out their plan for the future of Endesa that will maintain the company’s leadership position in the Spanish and Latin American markets and at the same time remove anti-trust uncertainties.
Madrid, April 2, 2007 — Enel and Acciona have signed an agreement with E.On with regard to the future of Endesa which will ensure that their joint project for Endesa can be rolled out and at the same time will safeguard the rights of minority shareholders and their access to superior offer terms.
In exchange, both partners have agreed to sell to E.On certain assets which would likely be subject to disposal and others which will allow E.On to have a significant presence on the energy market. Some of these assets are owned by Enel and others by Endesa. This will allow the German Group to extend its international presence and will increase competition in both the Spanish and European electricity markets.
With this agreement both the Enel and Acciona partnership and E.On have reached a balanced solution which provides a resolution to the legal and business disputes surrounding Endesa which risked becoming permanent and in the long-term could have inflicted damage upon Endesa and its shareholders. Acciona, Enel and E.On have agreed to withdraw all legal actions that has been initiated with regard to their interests in Endesa.

The agreement reached provides that E.On will not purchase any Endesa shares sold into its offer in the likely event that less than a majority of Endesa’s share capital is tendered. In return for the withdrawal of E.On’s tender offer, which will occur as a result of E.On not waiving its condition of the achievement of at least 50.01% ownership of Endesa’s share capital, Acciona and Enel agree to sell to E.On Enel Viesgo and certain other Endesa assets in Italy, France, Poland and Turkey while in Spain they will sell thermal power plants with a generation capacity of 1,475 MW (2.4% of total installed capacity in Spain) and will contract to provide to E.On for 10 years 450 MW of nuclear generation capacity. The transfer of these assets to E.On is subject to Acciona and Enel achieving control of Endesa, that the agreement is approved by all the corporate bodies of Endesa and of their receiving all the relevant regulatory approvals.
On the withdrawal of the E.On tender offer that is currently under way, the CNMV’s decision to prevent the joint tender offer by Acciona and Enel from being launched for 6 months becomes void. As a result, Acciona and Enel will be able immediately to launch their tender offer on the already agreed terms of at least 41 euros per Endesa share plus accrued interest from the moment the offer is launched.
Further, the agreement will safeguard the rights of minority shareholders and offers them, with immediate effect, a superior price to that which they could today secure, removing any possible doubt surrounding the timetable or their right to sell their shares at the best available price.
The resolution will also result in benefits to the Spanish electricity market and consumers by contributing to promoting and increasing effective competition in two ways: by strengthening the position of competing operators in the market and by reducing the market share of the leading operator.
Finally E.On, Acciona and Enel believe that the agreement will be beneficial to Endesa, which will be able to return to normality, removing the risk that its decision making bodies would become unable to exercise their role and resolving all the uncertainties regarding the future of Endesa which might have impeded or made more difficult its strategic planning.
The agreement was signed by the Chairman of Acciona, José Manuel Entrecanales, the Chief Executive Officer of Enel, Fulvio Conti and the Chief Executive Officer of E.On, Wulf Bernotat, all three expressing their satisfaction at the agreement.
The Chairman of Acciona, José Manuel Entrecanales, commented “This agreement ensures peace within Endesa and a better deal for shareholders and at the same time further enhances competition in the Spanish market with the entrance of a new player”.
The Chief Executive officer of Enel added: “We have reached an extremely positive agreement which allows Enel and Acciona immediately to present a superior and clearer offer to Endesa’s shareholders. Endesa will finally be able to return to normality after 18 months of legal and intercompany strife and will be equipped, with the support of its major shareholders, with a strategic plan that will enable it to meet the challenges of the coming years. Finally, for Enel, this agreement provides the platform for the achievement of our strategy to build a major European energy group with a strong presence both in Europe and in the rest of the world, for the benefit of our shareholders and our customers.”
About Acciona
Acciona is one of the main Spanish corporations with activities in more than 30 countries throughout the five continents. Its activities span from infrastructures, renewable energy sources, mini-hydro, urban and environmental services, logistic and transportation, real estate, hospital management, among others.
In 2006 Acciona recorded a turnover of 6,272 million euros (+29.3% than in 2005), an EBITDA of 960 million euros (+29.2%), an operating profit of 630 million euros (+23.1%) and an attributable net result of 1,370 million euros (+322.8%). Acciona is quoted on the IBEX-35 (ANA.MC) selective index with a capitalization of 10.3 billion euros.
About Enel
Enel is Italy’s largest power company and Europe’s third-largest listed utility by market capitalization. Listed on the Milan and New York stock exchanges since 1999, Enel has the largest number of shareholders of any Italian company, at some 2.3 million. It has a market capitalization of about 50 billion euros at current prices.
About E.On
E.ON is the world’s largest private power and gas company with over 30 million customers in more than 20 European countries and the United States and a non-audited turnover exceeding 50 billion euros in 2005. Since its incorporation in 2000, E.On has focused on the energy and gas supply, having successfully developed new markets in the United States, the United Kingdom, Central and Eastern Europe and Scandinavia.
Disclaimer
This press release contains information on Acciona, S.A. (Acciona), Enel S.p.A. (Enel) and E.ON AG (E.On) in connection with its beneficial ownership of shares in Endesa, S.A. (Endesa) and in connection with an agreement (the “Agreement”) entered into today among Acciona, Enel, and E.On and the transactions and matters contemplated by the Agreement.
This press release should be read together with the Agreement, an original English language copy of which will be filed with the U.S. Securities and Exchange Commission (SEC) and a Spanish language translation of which has been filed with the Spanish Comisión Nacional del Mercado de Valores (CNMV).
Further, analysts and investors should carefully review all of the filings made by Acciona, Enel and E.On with the CNMV and with the SEC; those filings contain important information about Acciona, Enel and E.On, their beneficial ownership of Endesa shares, the Agreement, the transactions contemplated thereby, and other related matters. The Agreement and all of the information referred to in this paragraph is publicly available at www.cnmv.es and www.sec.gov, and must be considered reproduced in this release.
The implementation of the transactions contemplated or referred to by the Agreement and referred to herein, (including the pending tender offer by E.On for 100% of the shares of Endesa, the contemplated joint tender offer by Acciona and Enel for 100% of the shares of Endesa, and the acquisitions by E.On of some assets owned by Endesa and Enel) is subject to various conditions, authorizations, contingencies and other significant requirements and constraints deriving from applicable laws and regulations and from the Agreement itself. Further, to the extent permitted under applicable law and from the Agreement itself, as long as it is permitted under the applicable law, Acciona, Enel and E.On reserve their right to amend, supplement, waive or rescind any part of the Agreement as they may agree from time to time. As a result of the foregoing, analysts and investors should not rely on this press release or on the Agreement as an assurance that any or all of the transactions envisaged in said documents will be necessarily completed or implemented. Further, analysts and investors are urged to read the Agreement and to seek legal advice in order to fully understand the terms, conditions, risks and contingencies to which the transactions envisaged in the Agreement are subject.
This press release has the purpose of summarizing and explaining certain key provisions of the Agreement for the benefit of the shareholders of Acciona, Enel and E.On, other investors in Endesa and the market in general. By preparing and releasing this press release, none of Acciona, Enel or E.On intends to recommend or suggest, directly or indirectly, any investment strategy in connection with Acciona, Enel, E.On, Endesa or any other company, or with any securities issued by any such persons. This press release does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law. Subject to the terms and conditions provided in the Agreement and the agreement executed by and between Acciona and Enel on March 26, 2007, Acciona and Enel shall file with the CNMV and with other applicable market supervisors and regulators a tender offer document for the shares of Endesa, as soon as it is permitted and/or required under Spanish law and other applicable laws. Such prospectus will be provided to shareholders of Endesa in accordance with such law to the extent required or permitted thereby.
The release, publication or distribution of this press release in certain jurisdictions may be restricted by law and therefore persons in any such jurisdiction into which this press release is released, published or distributed should inform themselves about and observe such restrictions.
Additional Important Information for U.S. Investors
On January 26, 2007, E.On, through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and American Depositary Shares (“ADSs”) of Endesa with the SEC. Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the CNMV. Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 — 4 53.
If Acciona and Enel commence a tender offer in the United States, they will file with the SEC a statement on Schedule TO that will include an offer to purchase, a letter of transmittal and related documents. The offer to purchase, letter of transmittal and related documents will also be mailed to U.S. holders of record of Endesa shares and holders of ADSs representing Endesa shares, and be made available for distribution to beneficial owners of Endesa shares and ADSs. The solicitation of offers to buy the Endesa shares and ADSs will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, U.S. stockholders should carefully read those materials (as well as any amendments and supplements to those materials) prior to making any decisions with respect to the tender offer because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, U.S.

stockholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain such materials for free from Acciona and Enel or their duly designated agent.
Forward-Looking Statements
This press release contains statements that constitute forward-looking statements in its general meaning and within the meaning of Spanish applicable law regarding securities markets. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations, estimates regarding future growth of Acciona, Enel, E.On, Endesa and other companies, as well of the global business, market share, financial results and other aspects of the activity and situation relating to those companies. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward-looking statements as a result of various factors. Analysts and investors are cautioned not to place undue reliance on those forward-looking statements which speak only as of the date of this press release. None of Acciona, Enel or E.On undertakes any obligation to release publicly the results of any revisions to these forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, change in Acciona’s, Enel’s or E.On’s business or acquisition strategy to reflect the occurrence of unanticipated events.

Press Release
ENI AND ENEL ANNOUNCE 5.8 BILLION DOLLARS ACQUISITION OF YUKOS ASSETS
Moscow, April 4, 2007 — Eni S.p.A. (“Eni”) and Enel S.p.A. (“Enel”) announce today that EniNeftegaz (60 % Eni, 40% Enel) has successfully acquired Lot number 2 in the Yukos liquidation procedure for a total price of around 5.8 billion US Dollars.
Lot number 2 includes:
•	100% of OAO Arctic Gas Company

•	100% of ZAO Urengoil Inc.

•	100% of OAO Neftegaztechnologia

•	20% of OAO Gazprom Neft

•	Various minor assets that will be sold or liquidated

Press Release
ENEL ANNOUNCES 852 MILLION DOLLARS ACQUISITION OF YUKOS ASSETS
•	Thanks to this transaction, Enel enters upstream natural gas and acquires strategic assets to support its growth in the Russian electricity market.
Moscow, April 4, 2007 — Enel announces today that the EniNeftegaz (a consortium 40% Enel — 60% Eni) has successfully acquired a group of gas assets formerly owned by Yukos for a total price of approximately 5.83 billion US Dollars. The amount due by Enel following the conclusion of the tender procedure amounts to 852 million US Dollars.
The principal assets acquired are as follows:
•	100% of OAO Arcticgaz

•	100% of ZAO Urengoil

•	100% of OAO Neftegaztechnologia

•	20% of OAO Gazprom Neft (to be transferred in full to Eni)
Arcticgaz, Urengoil and Neftegaztechnologia own licences for exploration and production of hydrocarbons in the Yamal Nenets region, the world’s largest gas producing area. Together they hold approximately 5 billion* of oil and gas reserves.
The acquisition represents Enel’s entrance into the upstream natural gas sector, as part of the company’s strategy of expanding its access to international sources of gas supply.
Enel aims to develop a vertically integrated presence in Russia’s energy industry and is pursuing acquisition opportunities in the privatization of the country’s electricity generating sector.
Fulvio Conti, CEO of Enel, commented: “With this agreement, Enel — the first European company to have a footprint in Russia in the generation and trading of electricity — further strengthens its international growth strategy by moving into the upstream gas sector for the first time thus implementing the security of supply. Enel will gain significant fuel reserves, which will underpin its growth plans in the country’s electricity sector. This outcome demonstrates the ability of the Italian companies to join forces and seize growth opportunities internationally. ”

* Russian reserve reporting standards

ANNUAL REPORT 2006
The Consolidated Financial Statements of the Enel Group included in this Annual Report have been prepared in accordance with international accounting standards, which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”).
Such Statements do not include any reconciliation to US GAAP. The Annual Report on Form 20-F, which we expect to issue no later than June 30, 2007, will include a reconciliation of Enel’s consolidated net income and shareholders’ equity, as determined under international accounting standards, with that under US GAAP, together with the accompanying explanatory notes.

Contents

Report on operations
The Enel structure	7
Corporate boards	9
Letter to shareholders and stakeholders	10
Summary of results	15
Enel and the financial markets	18
Significant events in 2006	22
Regulatory and rate developments	28
Overview of the Group’s performance and financial position	31
Results by Division	48
• Domestic Sales	52
• Domestic Generation and Energy Management	59
• Domestic Infrastructure and Networks	72
• International	80
• Parent Company and Other Activities	90
Outlook	92
Research and development	93
Human resources and organization	95
Stock option plans	100
Reconciliation of shareholders’ equity and net income of Enel SpA and the corresponding consolidated figures	110

Consolidated financial statements
Consolidated Income Statement	113
Consolidated Balance Sheet	114
Consolidated Statement of Cash Flows	116
Statement of Income and Charges Recognized for the Period	117

Notes to the financial statements	118

Attachments
Report on corporate governance	212
Subsidiaries, associates and other significant equity investments of the Enel Group at December 31, 2006	248

Glossary	264

Report on operations

The Enel structure
Corporate
Enel SpA

Domestic Generation
	and Energy Management	Domestic Infrastructure
Domestic Sales Division	Division	and Networks Division
> Enel Distribuzione	> Enel Produzione	> Enel Distribuzione

> Enel Energia (formerly Enel Gas) (1)	> Enel Trade	> Enel Rete Gas

> Enel.si		> Enel Sole

> Deval		> Deval

Services and
International Division		Other Activities
> Enel Viesgo Generación (2)	> Enel Viesgo Energía	> Enel Servizi

> Slovenské elektrárne	> Enel Electrica Banat	> Sfera

> Enel Maritza East 3 (formerly Maritza East III Power Company)	> Enel Electrica Dobrogea	> Dalmazia Trieste

> Enel Operations Bulgaria (formerly Maritza East 3 Operating Company)	> Electra de Viesgo Distribución	> Enelpower

> Enel North America	> Enel Servicii	> Enel.NewHydro

> Enel Latin America	> Enel Viesgo Servicios	> Enel.Factor

> Enel Panama	> Enel Unión Fenosa Renovables	> Enel.Re

> RusEnergoSbyt	> Erelis

(1)	As from January 1, 2006 Enel Energia was merged into Enel Gas; following the merger, the surviving company changed its name to Enel Energia.

(2)	As from January 1, 2006 Enel Viesgo Renovables was merged into Enel Viesgo Generación.

The Domestic Sales Division operates in the end-user market for electrical power and gas in Italy, developing an integrated package of products and services for the various customer segments and ensuring that commercial services meet quality standards.
The Domestic Generation and Energy Management Division is responsible for generating power at competitive costs while safeguarding the environment.
The mission of the Domestic Infrastructure and Networks Division is to distribute electricity and gas, optimizing the management of networks and ensuring the efficient operation of measurement systems and compliance with technical service quality standards.
The International Division’s mission is to support Enel’s international growth strategy, which requires a strengthening of skills in research, analysis and identification of opportunities for acquisitions as well as in managing and integrating foreign operations in the electricity and gas markets.
Each of these Divisions, together with the Parent Company and Services and Other Activities segments, are considered by management in assessing Group performance.

Corporate boards

Board of Directors	Board of Auditors

Chairman	Chairman
Piero Gnudi	Eugenio Pinto

Chief Executive Officer and General Manager	Auditors
Fulvio Conti	Carlo Conte
Franco Fontana

Directors
Giulio Ballio	Alternate auditors
Augusto Fantozzi	Giancarlo Giordano
Alessandro Luciano	Paolo Sbordoni
Fernando Napolitano
Francesco Taranto
Gianfranco Tosi	Independent auditors
Francesco Valsecchi	KPMG SpA

Secretary
Claudio Sartorelli
Powers
Board of Directors
The Board is vested by the bylaws with the broadest powers for the ordinary and extraordinary management of the Company, and specifically has the power to carry out all the actions it deems advisable to implement and attain the corporate purpose.
Chairman of the Board of Directors
The Chairman is vested by the bylaws with the powers to represent the Company legally and to sign on its behalf, presides over Shareholders’ Meetings, convenes and presides over the Board of Directors, and ascertains that the Board’s resolutions are carried out. Pursuant to a Board resolution of November 30, 2005, the Chairman has been vested with a number of additional non-executive powers.
Chief Executive Officer
The Chief Executive Officer is also vested by the bylaws with the powers to represent the Company legally and to sign on its behalf, and in addition is vested by a Board resolution of November 30, 2005 with all powers for managing the Company, with the exception of those that are otherwise assigned by law or the bylaws or that the aforesaid resolution reserves for the Board of Directors.

Letter to shareholders and stakeholders
Dear shareholders and stakeholders,
In 2006 we achieved and exceeded all of the objectives that we had set ourselves. We continued the pursuit of our international growth strategy, consolidating our positions in European markets.
Our actions had a positive impact on Group results. In 2006 the gross operating margin rose by 3.5% compared with the previous year, while Group net income, equal to €3,036 million, improving on 2005 net of the gain on the sale of Terna (€1,153 million). Thanks to this performance, we are able to propose that the Shareholders’ Meeting approve a dividend of €0.49 per share, up €0.05 with respect to the previous year.
Having completed the re-focusing on our core business, today Enel is strongly positioned to continue its drive for efficiency and growth with the goal of becoming a leading integrated operator in the European electricity and gas market.
Our Group has the human, technical and financial resources it needs to achieve the excellence and leadership goals we have set ourselves.
From an organizational point of view, the full implementation of our new divisional structure, with three domestic Divisions and the International Division has already generated considerable synergies for the entire Group, enabling us to focus our skills in the businesses in which we operate.
The increasing size we have already achieved in our international operations has also made it necessary to expand the focus of the action of this Division beyond growth to encompass the integration and operational excellence of the businesses we have already acquired. International growth is one of our strategic priorities, and is an opportunity for Enel to participate successfully in the consolidation of energy markets, making the Group’s financial structure more efficient.
On the efficiency front, we have launched a cross-cutting project involving the entire Group, both in Italy and abroad, aimed at pursuing operational excellence (Project Zenith), which also I expect to produce significant cost savings beginning this year and continuing in the years to come. To finance this major operating efficiency program, we made an appropriate provision in 2006.

Developing technological and environmental leadership is one of the strategic objectives of our Company. As part of the Environment and Innovation Project, we have established additional investment plans in the field of renewable energy resources and initiatives to promote research and development for environmental sustainability. We have already made significant progress, but we believe that new forces and resources are necessary because the challenge of climate change requires an immediate response and the capacity to innovate to build a better future. The Environment and Innovation Project, which provides for more than €4 billion in investment by 2011 for research, renewable resources, development, innovation and the application of cutting-edge technologies, represents an unprecedented effort by Enel, one with few parallels anywhere in the world.
This journey will make Enel one of the leaders of the European energy market, with the goal of being one of the most efficient and dynamic operators.
Domestic Sales Division
In 2006 the Domestic Sales Division completed its reorganization and is now ready to take up the challenges of the full opening of the electricity market, which is scheduled to take place in July 2007. Our Company has already made a substantive contribution to accelerating the opening of the electricity market and, at December 31, 2006, had some 300,000 customers in the free market. This achievement is the result of a major commercial effort, which involved an expansion of our service offers to enable customers large and small to protect themselves from fluctuations in the cost of fuels (“secure year” and “friendly price”). We also continue to offer “pure energy”, for the sale of certified renewable power.
The variety of customized offers made possible by the digital meter was increased even further, enabling customers with special consumption needs to make significant savings.
In the gas sector, in 2006 we acquired about 200,000 new customers, an increase of about 9%, bringing our customer base to more than 2.3 million.
Domestic Generation and Energy Management Division
In 2006 Enel generated 104 TWh of power in Italy, down 7% compared with 2005. The decline in volumes, which was in line with our forecasts, is essentially attributable to the increase in generation by other producers in response to the greater demand on the Italian power grid and the reconversion program involving a number of our power plants.

With the implementation of our investment program, we have been transforming some of our old fuel-oil plants into new, more efficient gas combined-cycle facilities (11 plants have already entered service and one is under construction). We have also initiated projects that exploit new clean-coal generation technologies, one under construction at Civitavecchia and another being approved at Porto Tolle.
In 2006 a further 100 MW of renewables capacity entered service, while the plan provides for some €1.6 billion in new investment for development and maintenance, with the goal of generating more than 30% of our power with renewable energy resources. This program will give us a more balanced mix of fuels and more efficient plants, thereby reducing the cost of electricity generated in Italy while reducing specific emissions.
Our operational efficiency and safety projects, which actively involve and mobilize our resources in a total quality approach, are expected to reduce operation and maintenance costs even more (with a target reduction of 3% for 2007) and improve the overall operation of our power plants.
Domestic Infrastructure and Networks Division
In addition to further enhancement of service quality (reducing interruptions by about 60% since 2001), the Domestic Infrastructure and Networks Division has developed and implemented efficiency programs that have translated into improved profitability.
In 2006, the replacement of old meters with the new digital devices was substantially completed and all the remote management functions are operational. With this project, one of the largest recent infrastructure projects in Italy and the largest of its kind in the world, we have achieved considerable savings in managing our customer relationships. The new digital meter, together with other efficiency initiatives, has reduced our cash cost per customer (this measures operating costs and network investments per individual customer) by 32% with respect to 2001, saving some €1.3 billion a year.
In the gas area, in 2006 we consolidated our position as the number two gas distributor in the country, surpassing 2 million customers and, thanks to the growing integration with our electricity operations, we expect substantial operational improvements in the future.
International Division
During 2006 Enel continued to expand abroad, achieving a total installed capacity of more than 10,300 MW, exceeding 27,500 GWh of power generated and serving 2 million customers.

Last year we acquired Slovenské elektrárne, a company with more than 7,000 MW of installed capacity, which we consider to be the key to our growth strategy in Central Europe. In Romania, where we are already present with the distribution companies Enel Electrica Banat and Enel Electrica Dobrogea, we also won the tender for Muntenia Sud, bringing us more than 1.1 million new customers. Today, we are one of the leading foreign investors in Romania, a country that shares considerable cultural roots with Italy, where we also plan to expand our generating operations.
We have the opportunity to develop our presence in Bulgaria and we were also the first Western company to enter Russia, a country that despite the challenges it presents is now undertaking a major privatization program and represents what we see as the new frontier of growth. In addition to operating a combined-cycle plant at St. Petersburg since December 2000, last year Enel also acquired 49.5% of RusEnergoSbyt, one of Russia’s leading energy trading companies.
Enel is strengthening its presence in Spain, where we have launched an investment program worth more than €1.5 billion to upgrade our generation capacity and expand our activity in renewables. In addition, with the acquisition of Erelis, Enel has entered the promising market for wind power in France, with a project pipeline of some 500 MW.
Renewable energy resources are also a priority objective of Enel’s international growth With an installed capacity of more than 4,100 MW, in addition to the more than 15,300 MW of renewables capacity in Italy, Enel is one of the world’s leading operators in this sector. Our acquisitions of hydro plants in Panama, the wind power development companies TradeWind and Snyder in North America, and 20 hydro plants in Brazil in 2006 form part of this strategy.

Outlook
Enel will continue its expansion in the markets it has targeted both by enhancing efficiency through the closer integration of existing assets and making international acquisitions. In particular, with the acquisition of a stake in Endesa and the important agreement reached with Acciona for the joint management of Endesa we have strengthened our international growth even further.
In Italy we will be investing about €14 billion over the next five years to modernize generation plants, increase efficiency and upgrade of our distribution networks, with an ever greater focus on meeting the needs of our customers in an increasingly competitive energy market.
The projects under way and all of our planned activities in the sectors of our business, as well as the growth of our international activities, will also have a positive impact in 2007, improving our operating results even further.
The Chief Executive Officer
Fulvio Conti

Summary of results
Highlights

	2006	2005

Income data (millions of euro)
Revenues	38,513	33,787
Gross operating margin	8,019	7,745
Operating income	5,819	5,538
Net income before minority interests	3,101	4,132	(1)
Group net income	3,036	3,895	(1)

Financial data (millions of euro)
Net capital employed	30,715	31,728
Net financial debt	11,690	12,312
Shareholders’ equity (including minority interests)	19,025	19,416
Cash flow from operations	6,756	5,693
Capital expenditure on tangible and intangible assets	2,963	2,829	(2)

Per share data (euro)
Group net income per share	0.49	0.63
Group shareholders’ equity per share in circulation at period-end	2.99	3.10

Operating data
Electricity sold by Enel (TWh) (3)	159.8	156.3
Electricity transported on the Enel distribution network (TWh) (3)	267.6	260.7	(4)
Gas sales (billions of cubic meters)	5.9	6.7
- of which to end-users (billions of cubic meters)	4.5	5.1
Net electricity generated by Enel (TWh)	131.4	125.7
Employees at year-end (no.)	58,548	51,778

Market indicators
Average Brent oil price ($/bbl)	65.1	54.4
Average price of low-sulfur fuel oil ($/t) (5)	314.0	272.9
Average price of coal ($/t fob) (6)	48.2	46.4
Average dollar/euro exchange rate	1.256	1.244
Six-month Euribor rate (average for the year)	3.23%	2.24%

(1)	Figures include the capital gain realized essentially on the disposal of Terna in the amount of €1,153 million.

(2)	Excluding discontinued operations.

(3)	Excluding sales to resellers.

(4)	Including 1,472 million kWh of power wheeled in previous years but commercially recognized in 2005.

(5)	Platt’s CIF Med index.

(6)	Coal Week International index for the mix considered by the Authority for Electricity and Gas.

Summary of results in 2006
In 2006 revenues amounted to €38,513 million, up 14.0% on 2005. The increase is essentially attributable to increased revenues from international trading operations and the generation and distribution activities of foreign subsidiaries.
The gross operating margin totaled €8,019 million, up €274 million or 3.5% on the €7,745 million registered in 2005, thanks to the growth registered by the International Division.
The gross operating margin for 2006 reflects a provision of €400 million in respect of an operating excellence program that, among other things, will generate savings already in 2008.
Operating income came to €5,819 in 2006, up €281 million or 5.1% on 2005. Of the total rise, €263 million is attributable to the income generated by the exchange of Wind and Weather shares.
Group net income amounted to €3,036 million in 2006, compared with €3,895 million in 2005, which included (under discontinued operations) the gain of €1,153 million essentially realized on the disposal of 43.85% of Terna.
Net capital employed amounted to €30,715 million at December 31, 2006, 61.9% of which financed by shareholders’ equity of €19,025 million and 38.1% by net financial debt of €11,690 million.
Net financial debt at December 31, 2006 decreased by €622 million from its level at December 31, 2005 primarily reflecting the disposal of 26.1% of the share capital of Weather and the acquisition of 66% of Slovenské elektrárne and the consolidation of its debt. The ratio of debt to equity at December 31, 2006 was 0.61, compared with 0.63 at end-2005.

Results by Division

			Gross operating
Millions of euro	Revenues		margin		Operating income
	2006	2005	2006	2005	2006	2005

Domestic Sales	21,108	19,487	175	152	2	12
Domestic Generation and Energy Management	15,661	12,995	3,149	3,407	2,197	2,398
Domestic Infrastructure and Networks	5,707	5,532	3,418	3,398	2,589	2,628
International	3,068	1,858	918	485	519	307
Parent Company	1,178	1,118	177	67	423	53
Services and Other Activities	1,161	1,741	179	315	86	219
Eliminations and adjustments	(9,370)	(8,944)	3	(79)	3	(79)

Total	38,513	33,787	8,019	7,745	5,819	5,538

Millions of euro	Operating assets		Operating liabilities		Capital expenditure
	2006	2005	2006	2005	2006	2005

Domestic Sales	6,948	6,465	6,272	5,289	56	53
Domestic Generation and Energy Management	16,752	16,468	4,019	3,841	897	798
Domestic Infrastructure and Networks	16,875	15,708	4,042	3,567	1,459	1,570
International	10,008	4,282	4,037	813	467	299
Parent Company	1,013	1,263	1,275	1,604	13	11
Services and Other Activities	1,771	2,945	1,128	2,392	71	98
Eliminations and adjustments	(3,352)	(3,280)	(2,884)	(3,137)	—	—

Total	50,015	43,851	17,889	14,369	2,963	2,829

	Employees (no.)
	at Dec. 31, 2006	at Dec. 31, 2005

Domestic Sales	5,176	5,994
Domestic Generation and Energy Management	9,573	9,006
Domestic Infrastructure and Networks	24,701	25,769
International	13,861	5,024
Parent Company	652	569
Services and Other Activities	4,585	5,416

Total	58,548	51,778

Enel and the financial markets

	2006		2005

Gross operating margin per share (euro)	1.30		1.26
Operating income per share (euro)	0.94		0.90
Group net earnings per share (euro)	0.49		0.63
Dividend per share (euro)	0.49	(1)	0.63
Pay-out ratio (2) (%)	100		100
Group shareholders’ equity per share (euro)	2.99		3.10
Share price - 12-month high (euro)	7.89		7.48
Share price - 12-month low (euro)	6.54		6.32
Average share price in December (euro)	7.77		6.75
Market capitalization (3) (millions of euro)	47,988		41,543
No. of shares outstanding at December 31 (millions)	6,176		6,157

(1)	Dividend proposed by the Board of Directors on March 27, 2007 equal to €0.49 per share (of which €0.20 paid as an interim dividend in November 2006).

(2)	Calculated on Group net income.

(3)	Calculated on average share price in December.

	Current (1)	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Enel stock weighting in:
- MIB 30 index	8.09%	8.37%	8.75%	10.46%
- FTSE Electricity E300 index	18.83%	18.81%	23.22%	28.12%

Rating		Current (1)	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Standard & Poor’s	Outlook	Negative	Negative	Stable	Stable
	Medium/long-term	A+	A+	A+	A+
	Short term	A-1	A-1	A-1	A-1

Moody’s	Outlook	Negative	Stable	Stable	Stable
	Medium/long-term	Aa3	Aa3	Aa3	A1
	Short term	P-1	P-1	P-1	P-1

(1)	Figures updated to March 14, 2007.
The economic recovery in the euro area gained strength in 2006, with GDP growing by 2.7% compared with 1.4% in 2005. The ECB tightened its monetary policy stance, raising the minimum bid rate on main refinancing operations to 3.50% at the end of the year, followed by an additional increase to 3.75% in March 2007.

In this macroeconomic environment, 2006 was a positive year for the financial markets, which benefited from abundant liquidity, the absence of strong macroeconomic strains and solid corporate fundamentals.
The Italian stock market registered its fourth consecutive year of gains (the MIB index rose 82.5% between the end of 2002 and the end of 2006), with trading volume expanding further in the year to total more than €1,200 billion.
The other main European stock markets also performed well, with the FTSE 100 (United Kingdom) rising by more than 11%, the DAX index (Germany) by more than 21%, the CAC 40 (France) by more than 16% and the IBEX index (Spain) by more than 31%.
Against this background, Enel’s stock gain nearly 17%, closing the year at €7.815. In February this year, however, it reached its highest level since June 2000, rising to €8.395.
Last year also saw considerable activity in the utilities sector, with substantial takeover bids being launched, mainly in Spain. Major operations included a counter-bid by E.On for Endesa in February 2006 to block Gas Natural’s public tender offering for the company in September 2005, and the Iberdrola bid for Scottish Power in November 2006.
At the end of February 2007, Enel announced that it had acquired 9.99% of Endesa and entered into a series of share swaps giving it the option to raise that stake to 24.98%.
In November 2006 Enel paid an interim dividend on 2006 profits of €0.20 per share, which together with the dividend of €0.44 paid in June brought total dividends paid during the year to €0.64 per share.
Average daily trading volume in Enel stock was 42.5 million shares, compared with 40.7 million in 2005, a rise of 4.4%.
At December 31, 2006, the Ministry for the Economy and Finance held 21.14% of Enel, while Cassa Depositi e Prestiti held 10.16% and other shareholders the remaining 68.70%. As of that date, no other shareholders held more than 2% of the share capital.

For further information we invite you to visit the Investor Relations section of our corporate website (http://www.enel.it/azienda_en/investor_relations), which contains:
▪	financial data, presentations, on-line updates on the share price;

▪	information on corporate bodies and the regulations of shareholders’ meetings;

▪	periodic updates on corporate governance issues.
We have also created a contact center for private investors (which can be reached by phone at +39 (06) 8305 2081 or by e-mail at azionisti.retail@enel.it) and for institutional investors (phone: +39 (06) 8305 7008, e-mail: investor.relations@enel.it).

Performance of Enel share price and the MIB 30, S&P MIB and FTSE Electricity E300 Indices
(daily trading volume/listed price) — January 2006 to March 14, 2007

Significant events in 2006
Disposal of stake in Wind
On February 8, 2006, Enel and Weather Investments (Weather), a company controlled by Egyptian businessman Naguib Sawiris, completed the second and final phase of the sale of Wind. Specifically, following the exercise by Weather of the call option provided for in the agreements of May 2005, Enel sold a stake of 6.28% of Wind to a subsidiary of Weather for €328 million in cash. Enel also transferred to Weather its remaining 30.97% stake in Wind in exchange for shares representing 20.9% of Weather. Taking account of the 5.2% of Weather acquired in August 2005 in the first phase of the transaction, at February 8, 2006 Enel held a total stake of 26.1% in that company.
Disposal of stake in Weather
On December 21, 2006 Enel agreed to a price of €1,962 million for its 26.1% in Weather, which it had obtained in the Wind-Weather exchange of shares. The agreement envisaged the sale of 10% of Weather to a wholly-owned Weather subsidiary and the remaining 16.1% to its parent company Weather Investments II S.à.r.l. (Weather II), a holding company controlled by Sawiris.
The first part of the price was settled with a payment of €1 billion at the time the Weather stake was transferred, while a second payment of €962 million will be settled within 18 months of the transfer. The second installment will earn interest in line with market rates as from the date of the transfer. Payment of the second installment is secured by the pledge (without voting rights) of the 26.1% of Weather share capital in favor of Enel, and the agreement also provides for the assignment of Weather II’s receivables due from Weather.
The accord also provides for an earn-out mechanism, which will supplement the price due to Enel in the event Sawiris’ group should sell the Weather shares to other investors at a price above that agreed with Enel within 18 months of the transfer. The agreement also terminates the shareholders’ agreement between Enel and Sawiris regarding the management of Weather. At the end of the entire operation, Enel will have received a net cash price of €4,971 million, excluding interest on payment deferral granted to the buyer.
Sale of Carbones Colombianos del Cerrejón
On February 8, 2006, Enel finalized the sale of 100% of Carbones Colombianos del Cerrejón. The company, which engages in exploration, feasibility assessment and extraction activities (the latter at a coal mine in the Guaijra region of Colombia) in mines and mineral deposits, was sold for a total net price of about $38 million.

Acquisition of Slovenské elektrárne AS
On April 28, 2006 Enel, in line with the terms of the contract signed on February 17, 2005, acquired 66% of Slovenské elektrárne AS (SE), the largest generating company in Slovakia and the second-largest in Central and Eastern Europe. SE has a plant portfolio with a gross generation capacity of about 7,000 MW (83% of Slovakia’s capacity) well balanced between thermal, hydro and nuclear, which makes it possible to generate electricity at highly competitive costs. The price for the operation was about €840 million, on which Enel had paid a deposit of €168 million in 2005.
Disposal of 30% of Enel Unión Fenosa Renovables
On May 30, 2006 Enel and Unión Fenosa completed the sale of 30% of Enel Unión Fenosa Renovables (Eufer), as Unión Fenosa exercised a call option to acquire the shares from Enel. Eufer is now equally owned by the two companies.
As specified in the agreement signed in 2003, Unión Fenosa paid Enel €71.8 million. The partners have agreed on the joint management of Eufer, with each having four representatives on the eight-member board.
Tender for part of Romanian electricity grid
On June 5, 2006 Enel won the tender organized by the Romanian Government for the sale of a majority stake in the Electrica Muntenia Sud SA power distribution company (EMS). Enel offered €820 million to acquire 67.5% of EMS. The price includes both the sale of the shares and a simultaneous capital increase. The closing is subject to approval of the deal by the Romanian Government.
EMS serves the capital Bucharest and the surrounding regions of Ilfov and Giurgiu. It has about 2,000 employees, and in 2005 it had revenues of about €398 million and net income of about €20 million.
Acquisition of additional stake in Maritza East III Power Holding and the stake in Maritza O&M Holding Netherlands BV
On June 14, 2006 Enel finalized the acquisition from Entergy Power Bulgaria Ltd (Entergy) of 40% of Maritza East III Power Holding, a Dutch company that owns 73% of Maritza East III Power Company (now Enel Maritza East 3), a Bulgarian company that owns the Maritza East III power plant near Stara Zagora, in south-eastern Bulgaria. Enel had already acquired 60% of Maritza East III Power Holding from Entergy in 2003, taking the lead in modernizing and operating the lignite-fired Maritza East III power plant, one of the country’s largest power plants with a capacity of 840 MW.
Enel also acquired from Entergy the entire share capital of Maritza O&M Holding Netherlands BV, a Dutch company that owns 73% of Maritza East 3 Operating

Company (now Enel Operations Bulgaria), a Bulgarian company that operates and maintains the Maritza East III power plant.
The remaining 27% of both Bulgarian companies is still owned by NEK, the Bulgarian national electricity company.
Enel paid Entergy a total of €47.5 million to buy the stakes in Maritza East III Power Holding (40%) and Maritza O&M Holding Netherlands (100%).
Acquisition of holding in RusEnergoSbyt, a Russian electricity trader
On June 21, 2006, in execution of the Memorandum of Understanding (MoU) of March 2, 2006, Enel completed the acquisition of half of RusEnergoSbyt LLC (RES), a Russian company active in the energy trading market and controlled by Grigory Berezkin, chairman of the ESN Group. In the transaction, Enel, acting through the Dutch subsidiary Enel Investment Holding, acquired 49.5% of RES Holdings BV, a Dutch company that owns 100% of RES, for $105 million, in line with the terms of the MoU.
Disposal of power distribution and sale assets
On June 27, 2006, Enel and Hera signed the final contract for the disposal of the power distribution and sale grid of 18 municipalities in the Province of Modena to Hera. The price was set at €107.5 million.
The acquisition represents the execution of a preliminary agreement signed on March 13, 2006 and has been effective since the end of June. The business unit includes more than 3,700 km of network, about 80,000 customers and 42 employees. The transaction marks the completion of the agreement reached in the protocol of understanding signed in February 2005 between Enel and Meta Modena, which has been merged into Hera since January 1, 2006.
Acquisition of wind plants in France
On July 13, 2006, Enel finalized the acquisition of 100% of Erelis SAS, a French company specialized in the development of wind plants, for €14.2 million. Erelis, which is based near Lyon, was established in 2002. Projects under development amount to about 500 MW of power, of which 14 MW will become operational in 2007, 196 MW are at an intermediate or advanced stage and about 290 MW at an initial development stage. The projects are located in various regions in France. Erelis is also developing about 110 MW for third parties.
Acquisition of gas distribution and sales business in Sicily
On July 13, 2006 the purchase of 100% of Metansicula SpA (at the time of the transaction, the sole owner of Metansicula Vendita Srl) for €12.5 million was formalized pursuant to the share purchase agreement of May 31, 2006 and upon receipt of approval from the Competition Authority. Metansicula, which distributes natural gas, and Metansicula Vendita, which sells natural gas, currently provide services to about 15,000 customers in the provinces of Catania, Siracusa and Ragusa. In 2005, the companies reported consolidated revenues of about €5.3 million and distributed about 10 million cubic meters of gas.
Acquisition of hydroelectric plants in Panama
On August 1, 2006, Enel, acting through its Dutch subsidiary Enel Investment Holding, acquired 100% of Hydro Quebec International Latin America Ltd (HQILA) — now Enel Panama — from Hydro Quebec International Inc. and Fonds de Solidarité des Travailleurs du Québec. The operation effectively gives Enel an indirect stake of 24.5% in Empresa de Generación Electrica Fortuna SA (Fortuna), a Panamanian hydro generation company, which gives Enel joint de facto control over the company along with Globeleq (a private equity fund). Enel will be responsible for running the Fortuna plant.
Enel paid $150 million, equal to about €118 million at the acquisition date. Fortuna is one of the leading Panamanian electricity companies, operating in the province of Chiriquì with a 300 MW power plant. It generates a total of about 1,600 GWh a year, giving it a 30% share of national power output. In 2005 Fortuna posted revenues of $128.7 million, a gross operating margin of $97.8 million and operating income of $82.2 million.
Interim dividend for 2006 approved
On September 6, 2006 the Board of Directors of Enel SpA approved the distribution of an interim dividend of €0.20 per share. The interim dividend was paid as from November 23, 2006, with the ex-dividend date falling on November 20, 2006.
Acquisition of a relative majority stake in TradeWind Energy LLC
On September 26, 2006, Enel, through its subsidiary Enel North America, acquired a stake of 45% in the US wind power developer TradeWind Energy LLC (TradeWind), which is based in Lenexa, Kansas, with which it has formed a strategic alliance for the joint development of wind projects in the Midwest and other areas of the United States. Enel paid $10.5 million for its holding, equal to about €8 million at the acquisition date. Under the terms of the agreements, Enel North America will cooperate with TradeWind on the co-development of TradeWind’s pipeline of more than 1,000 MW of projects, supplying the turbines for the projects. Enel will have the right to acquire and operate the wind plants developed.

Memorandum of Understanding with NEK (Bulgarian national electricity company) and Bulgargaz
On October 4, 2006, Enel and NEK (the Bulgarian national electricity company) signed a Memorandum of Understanding to conduct a preliminary technical and financial feasibility study to increase generating capacity at the Maritza East III power plant by 640 MW and the subsequent joint implementation of the project.
Enel estimates the investment required to complete the project at about €900 million, with the introduction of the most advanced environmental impact abatement technologies while maximizing synergies with the existing plant.
On the same date, Enel also signed a Memorandum of Understanding with Bulgargaz for the joint construction of a gas pipeline between Bulgaria and Italy along “Corridor 8”, through Macedonia and Albania. The corridor is of strategic importance for these countries, which in April 2005 signed a joint statement of cooperation in the energy infrastructure field.
Acquisition of an additional 25% of Enelco
Following the agreement signed on October 4, 2006, Enel completed the acquisition of an additional 25% of the Greek electricity company Enelco, raising its equity investment in the company to 75%. The other 25% remains under the control of Prometheus Gas, a joint venture between the Copelouzos Group (Greece) and Gazprom (Russia). Enelco already holds two generation licenses for the development of gas combined-cycle plants at Viotia and Evros and will participate in all tenders for the development of independent generation plants in Greece, beginning with that for the development of 400 MW in new capacity recently announced by the Greek authorities.
Enel, in cooperation with Prometheus Gas, intends to be a major player in the Greek market, where liberalization is under way, and will also have the opportunity to export energy to Italy over existing interconnection infrastructure.
Acquisition of generation capacity in Brazil
Following through on the agreement signed on June 9, 2006, on October 6, 2006 Enel, through the Brazilian subsidiary of Enel Latin America, Enel Brasil Partecipações, closed the acquisition of the entire share capital of 10 companies in the Rede Group that possess 20 mini-hydro plants with a total installed capacity of about 92 MW.
The price for the acquisition of the 10 companies was about 464 million reals, equal to about €168 million at the exchange rate on the acquisition date.
The transaction also envisages the acquisition of another company operating two mini-hydro plants with an installed capacity of about 6 MW. This acquisition should be completed by the end of the 1st Half of 2007, as soon as the revamping work currently under way is completed.

Acquisition of a wind project in Texas
On October 18, 2006, Enel, through its subsidiary Enel North America, signed an agreement with Windkraft Nord USA (Wkn USA) to acquire concession rights to 63 MW of the Snyder project, to be developed in Scurry County in Texas. The new wind plant will generate CO2-free power in Texas as from 2007.
Agreement with Sonatrach for the supply of 2 billion cubic meters of gas per year
On November 15, 2006, Enel signed an agreement with Sonatrach for the supply of natural gas through the GALSI gas pipeline now under construction. The agreement will enable Enel to import 2 billion cubic meters of gas a year for 15 years as from the entry into service of the gas pipeline, which is expected to be completed by the end of 2011. The GALSI project, in which Enel has a stake of 13.5%, involves the construction of a gas pipeline about 900 kilometers long with an initial annual capacity of 8 billion cubic meters. The pipeline will link Italy with Algeria via Sardinia, with an investment of about €2 billion.
Partnership in Turkey
On December 4, 2006 Enel signed a partnership agreement with Enka, Turkey’s leading construction company, which is active in infrastructure (motorways, airports, gas and oil pipelines), as well as real estate and power stations. The partnership agreement envisages the development and execution of power generation, distribution and sale projects in Turkey. In the first stage of the partnership, Enel and Enka will participate together in the privatization of distribution companies undertaken by the Turkish government, submitting a joint binding offer for the acquisition of the entire share capital of the first three distribution companies to be privatized (Ayedas, Basken and Sedas), which together supply electricity to 6 million customers and account for about 21% of the Turkish market. The deadline for submitting offers was initially set for January 19, 2007 but has been postponed until the end of 2007.
Acquisition of 195 wind generators
On December 19, 2006 Enel has signed a contract with the Spanish company Gamesa for the purchase of 195 wind generators for an estimated €138 million. The generators, which have a total capacity of 166 MW, will be installed in a number of wind plants in Italy between 2007 and 2009. Once on-line, they will avoid CO2 emissions of 0.2 million metric tons a year.
The transaction is part of the plan to invest more than €4 billion to make Enel the world’s most advanced energy company in the search for innovative solutions to reducing the environmental impact of power generation and distribution.

Regulatory and rate developments
The “Bersani” bill
On June 9, 2006 the Council of Ministers approved the text of a bill containing measures for the completion of the liberalization of the electricity and gas market and to boost energy savings and the use of renewable energy resources. The main measures include:
▪	the establishment by the Authority for Electricity and Gas of public service obligations, notably standard service delivery conditions, to safeguard households and small enterprises;

▪	rules governing financial derivatives connected with the physical electricity and gas markets;

▪	stronger rules governing unbundling, with the corporate separation of electricity transport, gas transport and gas storage operations from the production, supply and sale of electricity and gas;

▪	a revision of antitrust ceilings for gas imports;

▪	the definition of criteria for assessing offers for the distribution of gas;

▪	an increase in energy efficiency targets for distributors;

▪	incentives for the construction of new gas pipelines and regasification terminals for local authorities that host energy infrastructure;

▪	the extension of the powers of the Authority for Electricity and Gas to all activities in the electricity and gas industry and the strengthening of its powers regarding the promotion of competition.
The bill was presented in the Senate to start its passage through Parliament.
General costs of the electricity system
With joint decrees dated August 6, 2004 and June 22, 2005, the Ministry for Economic Development and the Ministry for the Economy and Finance set the amount of electricity generation costs that cannot be recovered through rates and the extra costs connected to the natural imported gas from Nigeria (stranded costs) and the related terms of reimbursement. The June 22, 2005 decree spread payments over a period ending in 2009 and defined payments through June 2006, leaving it to the Authority for Electricity and Gas to set the terms for subsequent payments.
With Resolution no. 132/06 of June 28, 2006, the Authority increased the rate component for covering stranded costs, raising it to an average of about €2.7/MWh, in order to speed up the reimbursement of costs recognized and to reduce interest owed for late payment. Resolution no. 132/06 also provided for the disbursement of a total of €510 million to Enel, which took place in July, and established that the Electricity

Equalization Fund shall fully reimburse stranded cost items (referred to in annexes A, B and C of the decree of August 6, 2004) by December 31, 2009.
With Resolution no. 207/06 of September 29, 2006, the Authority for Electricity and Gas confirmed for the 4th Quarter of 2006 the value of the rate component covering stranded costs, established with Resolution no. 132/06. The resolution also provided for another disbursement to Enel by the Electricity Equalization Fund of €46 million, which was made on October 16.
In addition, on December 29, 2006, the Electricity Equalization Fund, in line with the provisions of Resolution no. 132/06, provided for the payment of a further €189 million to Enel (of which €154 million regarding the costs for Nigerian gas for 2005, referred to in annex C of the decree of August 6, 2004, and €35 million referred to in annexes A and B of that decree). At December 31, 2006, Enel had received a total of €1,230 million and had an accrued receivable of €310 million. Compared with the amounts established by the Authority, Enel also has a residual right of €448 million for the period 2007-2009.
Long-term electricity import contracts
Enel has two contracts for the import of electricity, one with EdF (on the French border, terminating on December 31, 2007) and the other with Atel (on the Swiss border, terminating December 31, 2011). The power imported under these contracts is sold to the Single Buyer at a set price and is used to supply the regulated market. In December 2005, Italian and French authorities adopted a number of measures regarding the management of these long-term contracts. Specifically:
▪	with a decree dated December 13, 2005, the Ministry for Productive Activities (now the Ministry for Economic Development) set the sale price for 2006 for electricity imported under those contracts at €66/MWh;

▪	with its decision of December 1, 2005, the French regulator (CRE) established that it would not reserve any import capacity for the performance of the contract between Enel and EdF, thereby modifying previous practice, which had envisaged the allocation of 50% of the interconnection capacity required to perform long-term contracts to the Italian ISO and 50% to foreign ISOs. Enel has appealed the decision to the French Administrative Court. Pending a decision on the appeal, Enel sold part of the electricity under the contract abroad;

▪	the Government and the regulator continued to reserve the Italian share of the import capacity under those contracts for 2006.

For 2007, with a decree of December 15, 2006, the Minister for Economic Development decided:
▪	to maintain the sale price to the Single Buyer set in 2006, equal to €66/MWh, also providing for the possible indexing of that value to wholesale electricity prices in Italy using a mechanism to be established in accordance with criteria defined by the Authority;

▪	to not maintain the import capacity reserve for the long-term contract with EdF. Accordingly, in 2007 the electricity under the contract will mainly be sold by Enel in foreign markets;

▪	to maintain retained the capacity reserve on the Swiss border with regard to the contract with Atel, with the joint agreement of Italian and Swiss authorities.

Overview of the Group’s performance and financial position
Summary of results
Domestic electricity generation and demand
Domestic electricity flows

Millions of kWh
	2006	2005	2006-2005

Gross electricity generation:
- thermal	263,252	253,072	10,180	4.0%
- hydroelectric	43,022	42,929	93	0.2%
- geothermal and other resources	8,742	7,671	1,071	14.0%
Total gross electricity generation	315,016	303,672	11,344	3.7%

Auxiliary services consumption	(13,290)	(13,064)	(226)	-1.7%

Net electricity generation	301,726	290,608	11,118	3.8%

Net electricity imports	44,718	49,155	(4,437)	-9.0%

Electricity delivered to the network	346,444	339,763	6,681	2.0%

Consumption for pumping	(8,648)	(9,319)	671	7.2%

Electricity demand	337,796	330,444	7,352	2.2%
Source: Terna — Rete Elettrica Nazionale (monthly report – December 2006).
▪	Domestic electricity demand increased by 2.2% over 2005 to reach 337.8 billion kWh. Of this total, 86.8% was met by net domestic electricity generation for consumption (85.1% in 2005), with the remaining 13.2% being met by net electricity imports (14.9% in 2005);
▪	net electricity imports for 2006 decreased by 4.4 billion kWh, essentially owing to the sharp rise in electricity prices in Europe in early 2006;
▪	as a result of lower imports and an increase in demand for electricity, gross electricity generation increased by 3.7%, due primarily to a sharp increase in thermal generation (up 10.2 billion kWh). This development was accompanied by growth in generation from geothermal and other sources (up 1.1 billion kWh) related primarily to the increase in wind generation of 0.9 billion kWh.

Enel generation and sales (domestic)

Millions of kWh
	2006	2005		2006-2005

Net electricity generation	103,910	112,087		(8,177)	-7.3%
Electricity purchases	160,090	173,683		(13,593)	-7.8%
Sales to wholesalers (1)	99,695	114,811		(15,116)	-13.2%
Sales on the regulated market (2)	120,385	129,677		(9,292)	-7.2%
Sales on the free market (2)	22,267	18,484		3,783	20.5%
Electricity transported on Enel’s distribution network	255,038	251,045	(3)	3,993	1.6%

(1)	Sales made by generation companies and sales to resellers.

(2)	Excluding sales to resellers.

(3)	Including 1,472 million kWh of electricity wheeled in previous periods but commercially recognized in 2005.
▪	Enel’s net domestic electricity generation fell by 7.3% in 2006. This decrease in production is primarily related to thermal power generation;
▪	electricity purchases fell by 7.8% in 2006. This decrease is related to lower imports and smaller sales on the regulated market;
▪	sales to wholesalers fell by 13.2% from the previous year. The decrease is substantially attributable to the decrease in volumes sold on the Power Exchange and to the Single Buyer, partially offset by an increase in sales to resellers.
As for overall sales to the final consumer, Enel’s market share for 2006 came to 45.1% (about 47.8% for 2005). In particular:
▪	sales on the regulated market fell by 7.2% for 2006, primarily the result of market liberalization, which, however, gave rise to an increase of 20.5% in sales on the free market;
▪	electricity transported on Enel’s distribution network for 2006 increased by 1.6%. Excluding from the 2005 figures the additions made during the periods in question for electricity that was physically transported in previous periods but commercially recognized in 2005 (some 1.5 billion kWh), this rise came to about 2.2%.
Enel generation and sales (abroad)

Millions of kWh
	2006	2005	2006-2005

Net electricity generation	27,516	13,625	13,891	102.0%
Electricity sold to end-users(1)	17,153	8,093	9,060	111.9%
Electricity transported on Enel’s distribution network	12,570	9,651	2,919	30.2%

(1)	Excluding sales to resellers.

▪	Enel’s net electricity generation abroad for 2006 came to 27.5 billion kWh, an increase of 13.9 billion kWh (of which 10.7 billion kWh from nuclear plants and 3.1 billion kWh from hydro facilities), mainly attributable to acquisitions carried out during 2006;
▪	electricity sales in 2006 increased by 9.1 billion kWh thanks to the contribution of the Romanian distribution companies, which have been consolidated since the end of April 2005, and the Russian energy trading company RusEnergoSbyt, which has been consolidated since June 2006;
▪	energy transported in 2006 came to 12.6 billion kWh, an increase of 2.9 billion kWh, mainly due to the different period of consolidation of the Romanian companies in the two years in question.
Analysis of Group performance
Main changes in the scope of consolidation
The scope of consolidation changed with respect to 2005 as a result of the following main transactions:
▪	the acquisition of controlling stakes in Electrica Banat and Electrica Dobrogea (now Enel Electrica Banat and Enel Electrica Dobrogea), companies active in the distribution and sale of electricity in Romania, on April 28, 2005. Accordingly, the income statement figures for 2005 reflect the consolidation of the companies for eight months only;
▪	sale of 100% of Wind, 62.75% of which was sold on August 11, 2005, and 6.28% on February 8, 2006, with the remaining 30.97% being transferred to Weather Investments, again on February 8, in exchange for a 20.9% stake in the latter;
▪	sale of 43.85% of Terna, which took place in two transactions (13.86% on April 5, 2005 and 29.99% on September 15, 2005), and its deconsolidation on September 15, 2005;
▪	sale of 30% of Enel Unión Fenosa Renovables on May 30, 2006. Following this sale, the interest in the company fell to 50%, with the Group exercising joint control over the company together with the other shareholders. As a result, the company is being consolidated on a proportionate basis as of that date;
▪	acquisition of a 66% interest in Slovenské elektrárne, a company that generates and sells electricity in Slovakia, on April 28, 2006;
▪	acquisition from third parties of the remaining 40% interest in Maritza East III Power Holding on June 14, 2006. Following this transaction, the Group now holds a 73% stake in Enel Maritza East 3 (formerly Maritza East III Power Company), a Bulgarian generation company;

▪	acquisition, on June 14, 2006, of a 100% interest in Maritza O&M Holding Netherlands, a holding company that owns 73% of Enel Operations Bulgaria (formerly Maritza East 3 Operating Company), which is responsible for the maintenance of the Maritza East III plant;
▪	acquisition, on June 21, 2006, of a 49.5% interest in Res Holdings, which holds a 100% stake in the Russian firm RusEnergoSbyt (energy trading and sales). Enel now exercises joint control over the company together with the other shareholders; as a result, the company is consolidated on a proportionate basis;
▪	acquisition, on July 13, 2006, of a 100% stake in Erelis, a company that develops wind farms in France;
▪	acquisition, on August 1, 2006, of a 100% stake in Hydro Quebec Latin America (now Enel Panama), which, together with Globeleq (a private equity fund), exercises de facto joint control over Fortuna, a Panamanian hydro generation company. As a result, Fortuna is consolidated on a proportionate basis;
▪	acquisition, on October 6, 2006, through Enel Brasil Partecipações, a subsidiary of Enel Latin America, of 100% of 10 companies of the Rede Group that own 20 mini-hydro plants.
Excluding the sales of Wind and Terna (the results and related capital gains of which were recognized in 2005 as discontinued operations), the balance sheet effects of the other consolidation changes do not affect the comparability of the figures for the two years. The main effects are shown in the comments on results by Division.
It should also be noted that the changes made to the classification of certain transactions recognized in the income statement in 2006, essentially related to the management of commodity risk, resulted in related reclassifications of the comparative figures for previous periods.
Definition of performance indicators
In order to present the results of the Group and analyze its financial structure, Enel has prepared separate reclassified schedules that differ from those envisaged under the IFRS-EU adopted by the Group and presented in the consolidated report. These reclassified schedules contain different performance indicators from those obtained directly from the consolidated financial statements, which management feels are useful in monitoring Group performance and representative of the financial performance of the Group’s business.
In accordance with recommendation CESR/05-178b published on November 3, 2005, the criteria used to calculate these indicators are described below:

Gross operating margin: an operating performance indicator, calculated as the “Operating income” before “Depreciation, amortization and impairment losses” and “Income from equity exchange transaction”.
Net non-current assets: calculated as the difference between “Non-current assets” and “Non-current liabilities” with the exception of:
▪	“Deferred tax assets”;

▪	“Financial receivables due from financing entities”, “Other securities” and other minor items reported under “Non-current financial assets”;

▪	“Long-term loans”;

▪	“Post-employment and other employee benefits”;

▪	“Provisions for risks and charges”;

▪	“Deferred tax liabilities”.
Net current assets: calculated as the difference between “Current assets” and “Current liabilities” with the exception of:
▪	“Receivables for factoring advances”, “Other securities” and other minor items reported under “Current financial assets”;

▪	“Cash and cash equivalents”;

▪	“Short-term loans” and the “Current portion of long-term loans”.
Net capital employed: calculated as the algebraic sum of “Net non-current assets” and “Net working capital”, provisions not previously considered, deferred tax liabilities and deferred tax assets.
Net financial debt: a financial structure indicator, determined by “Long-term loans”, the current portion of such loans and “Short-term loans” less “Cash and cash equivalents”, “Current financial assets” and “Non-current financial assets” not previously considered in other balance sheet indicators.

Group performance

Millions of euro
	2006	2005	2006-2005

Total revenues	38,513	33,787	4,726	14.0%

Total costs	29,880	26,314	3,566	13.6%

Net income/(charges) from commodity risk management	(614)	272	(886)	-

GROSS OPERATING MARGIN	8,019	7,745	274	3.5%

Income from equity exchange transaction	263	—	263	-

Depreciation, amortization and impairment losses	2,463	2,207	256	11.6%

OPERATING INCOME	5,819	5,538	281	5.1%

Financial income	513	230	283	123.0%
Financial expense	1,160	944	216	22.9%
Net financial income/(expense)	(647)	(714)	67	-9.4%

Income/(expense) from equity investments accounted for using the equity method	(4)	(30)	26	-86.7%

INCOME BEFORE TAXES	5,168	4,794	374	7.8%

Income taxes	2,067	1,934	133	6.9%

INCOME FROM CONTINUING OPERATIONS	3,101	2,860	241	8.4%
INCOME FROM DISCONTINUED OPERATIONS	—	1,272	(1,272)	-

NET INCOME (Group and minority interests)	3,101	4,132	(1,031)	-25.0%

Minority interests	(65)	(237)	172	-72.6%

GROUP NET INCOME	3,036	3,895	(859)	-22.1%

Revenues

Millions of euro
	2006	2005	2006-2005

Electricity sales and transport and Electricity Equalization Fund contributions	34,231	29,008	5,223
Gas sold and transported to end-users	1,695	1,556	139
Capital gains on disposal of assets	90	131	(41)
Other services, sales and revenues	2,497	3,092	(595)

Total	38,513	33,787	4,726
In 2006, revenues from electricity sales and transport and Electricity Equalization Fund contributions amounted to €34,231 million, up €5,223 million (up 18.0%) over 2005. This increase is connected primarily with the following factors:
▪	a €2,345 million increase in revenues from foreign operations, €940 million of which related to the consolidation at the end of April 2006 of Slovenské elektrárne, €195 million to the consolidation of RusEnergoSbyt acquired in June 2006, €18 million to the acquisition of Enel Panama on August 1, 2006, and €1,022 million related to international energy trading;
▪	growth of €1,101 million in revenues from the transport and sale of electricity in the domestic free market, essentially due to the increase in unit prices and volumes sold;
▪	an increase of €823 million in revenues from sales and transport on the domestic regulated market, essentially related to the coverage of generation costs reflected in rates, partially offset by lower volumes sold;
▪	an increase of €719 million in wholesale sales due to an increase in volumes sold to resellers;
▪	an increase of €396 million in revenues due to an increase in remuneration of ancillary services;
▪	lower contributions from the Electricity Equalization Fund related to the recognition in 2005 of a €100 million gain connected with the recovery of charges for green certificates incurred in 2002 and 2003.
Revenues from gas sold and transported to end-users increased by €139 million (up 8.9%) due to the increase in the rate component connected with trends in the cost of gas, which more than offset the decline in volumes sold.
Capital gains on disposal of assets amounted to €90 million, nearly all of which related to the gain realized on the sale of power distribution and sale networks in 18 municipalities in the Province of Modena (€85 million). Gains recognized in 2005 (€131 million) mainly regarded the sale of distribution networks in the municipalities of Trento, Ortona and San Vito Chetino and the sale of 49% of Leasys.
Other services, sales and revenues came to €2,497 million for 2006 (€3,092 million for 2005), a decline of €595 million from the previous year. This reduction is largely connected with the following factors:
▪	gains recognized in 2005 in the amount of €338 million related to previous years’ regulatory items connected with reserve services provided to the ISO (now the Electricity Services Operator);
▪	a €152 million decline in 2006 in revenues for contract work in progress due mainly to the reduction in engineering and construction for third parties, both domestically and abroad, which was limited to the completion of work in progress;
▪	a decrease of €39 million in connection and activation fees for electricity services;
▪	a fall of €33 million in revenues from the sale of fuel for trading, which was the combined effect of a €81 million decline in sales of fuels other than natural gas, partially offset by a €48 million increase in gas sales;
▪	the recognition in 2006 of income totaling €194 million related to the service continuity bonus payable to Enel Distribuzione and Deval for improvements in service continuity achieved, including a supplement to the amount recognized during the previous year for continuity improvements achieved in 2005. The corresponding income recognized in the previous year totaled €115 million.

Costs

Millions of euro
	2006	2005	2006-2005

Electricity purchases	17,082	14,321	2,761
Consumption of fuel for electricity generation	4,086	3,910	176
Fuel for trading and natural gas for resale to end-users	1,628	1,604	24
Materials	750	798	(48)
Personnel	3,210	2,762	448
Services, leases and rentals	3,400	3,057	343
Charges for CO2 emissions	84	228	(144)
Other operating costs	629	683	(54)
Capitalized expenses	(989)	(1,049)	60

Total	29,880	26,314	3,566
Electricity purchases increased in 2006 by €2,761 million (up 19.3%), due essentially to the change in the scope of consolidation of foreign companies and an increase in the average cost of electricity, which was partially offset by a reduction in quantities purchased in Italy. The latter development was essentially due to a decrease in volumes sold on the regulated market.
Costs for the consumption of fuel for electricity generation in 2006 came to €4,086 million, up €176 million over the previous year (up 4.5%) due primarily to the consolidation of Slovenské elektrárne (€121 million) and an increase in the unit cost of fuels, which more than offset the effects of a contraction in thermal electricity generation.
Purchases of fuel for trading and natural gas for resale to end-users increased by €24 million (up 1.5%) over the previous year, which was essentially due to the increase in the purchase price of natural gas for resale to end-users, which was partially offset by a decline in the purchase of fuel for trading (including natural gas).
Costs for materials came to €750 million in 2006, down €48 million or 6.0% compared with the previous year. The decrease in materials used by the Domestic Infrastructure and Networks Division as a result of the gradual completion of the digital metering project was almost entirely offset by growth for the International Division.
Personnel costs for 2006 totaled €3,210 million, an increase of €448 million (up 16.2%) and include the total charge recognized in the year for early retirement incentives (€487 million). Excluding the effect of changes in the scope of consolidation related largely to foreign operations, as well as the increase in costs for early retirement incentives, personnel costs, including the charge related to the renewal of the collective bargaining agreement for the electricity industry, fell by €73 million (down 2.7%) in 2006, with an average reduction in the workforce of 4.8%.
Costs for services, leases and rentals totaled €3,400 million in 2006, up €343 million (up 11.2%) over 2005. This change is essentially due to the increase in transport costs (up €280 million) and the effect of the change in the scope of consolidation of the foreign subsidiaries (up €80 million).
Charges for CO2 emissions in 2006 came to €84 million, down €144 million or 63.2% from the previous year. The decrease is associated with the alignment of the value of the allowance deficit for 2005 (10.7 million metric tons) with the prices of the allowances acquired in 2006, which were significantly lower than the market prices used for measurement at December 31, 2005. This positive effect was partially offset by the cost incurred to acquire part of the allowances to cover the deficit for the year and the measurement at year-end prices of the deficit not yet covered (1.3 million metric tons).
Other operating costs for 2006 came to €629 million, down €54 million (down 7.9%) from the previous year, due primarily to a decrease in provisions for risks and charges (down €114 million), which was partially offset by higher charges related to the consolidation of Slovenské elektrárne (up €50 million).
In 2006, capitalized expenses fell by €60 million (down 5.7%), due primarily to the reduction in internal plant construction work by the Domestic Generation and Energy Management Division.
Net income/(charges) from commodity risk management showed a net charge of €614 million for 2006, compared with net income of €272 million the previous year. This development is due primarily to greater net charges on contracts for differences with the Single Buyer. In particular, net charges in 2006 include €485 million in respect of the results of positions closed during the year (€233 million in income in 2005) and €129 million for the fair value measurement of outstanding derivative contracts as of the end of the period (€39 million of net income in 2005). The net charge in respect of closed positions was affected by increases in energy prices in the pool, which also resulted in an increase in revenues from electricity sales on the Power Exchange. However, this rise was more than offset by the decline in revenues as a result of a reduction in volumes sold.

Income from the equity exchange transaction is related to the measurement of the effects of the exchange of 30.97% of Wind for 20.9% of Weather, which led to the recognition of income of €263 million.
Depreciation, amortization and impairment losses increased by €256 million (up 11.6%) over the previous year, due essentially to an increase in depreciation and amortization for the International Division, which was primarily related to the consolidation of Slovenské elektrárne.
Operating income for 2006 came to €5,819 million, an increase of €281 million (up 5.1%) over the previous year. Excluding the income generated by the Wind-Weather equity exchange in the amount of €263 million, operating income reached €5,556 million, an increase of €18 million over the previous year.
Other factors that contributed to the change in operating income are outlined in the analysis of results by Division.
Net financial expense for 2006 decreased by a total of €67 million or 9.4%. The decline was essentially attributable to a reduction in the variable interest rate component and a lengthening of the average maturity of debt against a background of rising market rates, as well as the recognition of the right to reimbursement of registration fees paid on bonds issued between 1976 and 1984. These benefits were partially offset by an increase in net financial expenses connected with the consolidation of Slovenské elektrárne.
The result of investments accounted for using the equity method came to a negative €4 million in 2006, improving by €26 million over the previous year. The net charges for 2005 had included €37 million in respect of the equity method measurement of the investment in Wind Telecomunicazioni.
Income taxes came to €2,067 in 2006, representing an effective tax rate of 40.0%, compared with 40.3% in 2005.

Analysis of the Group’s financial position

Millions of euro
	at Dec. 31, 2006	at Dec. 31, 2005	Change

Net non-current assets:
- property, plant and equipment and intangible assets	35,557	30,795	4,762
- goodwill	2,271	1,575	696
- equity investments accounted for using the equity method	56	1,797	(1,741)
- other net non-current assets/(liabilities)	(187)	643	(830)
Total	37,697	34,810	2,887

Net current assets:
- trade receivables	7,958	8,316	(358)
- inventories	1,209	884	325
- net receivables from the Electricity Equalization Fund	407	410	(3)
- other net current assets/(liabilities)	(2,634)	(1,466)	(1,168)
- trade payables	(6,188)	(6,610)	422
Total	752	1,534	(782)

Gross capital employed	38,449	36,344	2,105

Provisions:
- post-employment and other employee benefits	(2,633)	(2,662)	29
- provisions for risks and charges and net deferred taxes	(5,101)	(1,954)	(3,147)
Total	(7,734)	(4,616)	(3,118)

Net capital employed	30,715	31,728	(1,013)

Total shareholders’ equity	19,025	19,416	(391)
Net financial debt	11,690	12,312	(622)
Property, plant and equipment and intangible assets increased by a total of €4,762 million, due essentially to the change in the scope of consolidation resulting from the acquisition of a 66% stake in Slovenské elektrárne (€3,886 million), Enel Panama (€159 million), the ten Rede Group companies (€150 million), and investments for the period in the amount of €2,963 million, net of depreciation, amortization and impairment losses totaling €2,350 million.
Goodwill, in the amount of €2,271 million, increased by €696 million due primarily to the recognition in 2006 of goodwill related to the acquisitions of Slovenské elektrárne (€609 million), RusEnergoSbyt (€79 million) through the acquisition of a 49.5% stake in its direct parent Res Holdings, Enel Panama (€60 million), and Erelis (€14 million), net of the elimination of goodwill related to the sale of 30% of Enel Unión Fenosa Renovables (a decrease of €49 million). It should also be noted that the above figures for the acquisitions completed during the year, with the exception of those for Slovenské elektrárne, have been allocated provisionally to goodwill while waiting to complete the analysis needed to allocate the amounts more accurately to the assets and/or liabilities acquired.
Equity investments accounted for using the equity method, in the amount of €56 million, fell by €1,741 million from the previous year. The figure at December 31, 2005 included €1,728 million in respect of the investment in Wind (37.25%), part of which, following the transaction of February 8, 2006, was sold outright (6.28% for €328 million in cash) and part transferred (30.97%) in exchange for 20.9% of Weather. Other net non-current assets/(liabilities) showed a net liability of €187 million at December 31, 2006, compared with net assets of €643 million at December 31, 2005. This change is due primarily to the following factors:
▪	a €638 million decrease in the receivable from the Electricity Equalization Fund, related to the collection of receivables for the reimbursement of stranded costs, as established by the Authority in its Resolution no. 132/06 of June 28, 2006;
▪	the reclassification in 2006 of the 5.2% investment in Weather, in the amount of €286 million, to equity investments accounted for using the equity method (it had been recognized among non-current financial assets at December 31, 2005); on December 21, 2006, the entire investment was sold for €1,962 million;
▪	release of the deposit for the purchase of 66% of Slovenské elektrárne (€168 million), which was recognized among non-current financial assets at the end of 2005;
▪	recognition of financial receivables from the State Decommissioning Fund in the amount of €269 million related to the consolidation of Slovenské elektrárne.
Net current assets came to €752 million, a decrease of €782 million over the previous year. The majority of this change is due to the following:
▪	a €358 million reduction in trade receivables due primarily to a reduction in receivables for the sale of electricity on the Power Exchange, net of the effect of the consolidation of Slovenské elektrárne and an increase in receivables for gas sales to end-users;
▪	a €325 million increase in inventories, the majority of which related to the change in the scope of consolidation with the acquisition of Slovenské elektrárne, as well as to an increase in fuel inventories;
▪	a €1,168 million reduction in other net current assets/(liabilities) related to following main factors:
–	a decrease in net income tax receivables as a result of the recognition of current taxes for the year in the amount of €1,652 million net of advances in the amount of €933 million;

–	the recognition of net financial liabilities related to the consolidation of Slovenské elektrárne equal to €488 million;

▪	a €422 million decrease in trade payables, related essentially to the contraction in engineering and construction activities and changes in the temporal distribution of investment activities.
Provisions came to €7,734 million, an increase of €3,118 million from the previous year. In particular, provisions for risks and charges increased by €2,885 million due primarily to the consolidation of Slovenské elektrárne (an increase of €2,884 million) related essentially to the decommissioning of nuclear plants.
Net capital employed came to €30,715 million at December 31, 2006, and was funded by shareholders’ equity attributable to the Group and minority interests in the amount of €19,025 million and net financial debt of €11,690 million. With regard to the latter figure, the debt-to-equity ratio at December 31, 2006 came to 0.61 (compared with 0.63 at December 31, 2005).

Analysis of the financial structure
Net financial debt
Net financial debt and changes in the period are detailed in the table below:

Millions of euro
	at Dec. 31, 2006	at Dec. 31, 2005	2006-2005

Long-term debt:
- bank loans	3,677	2,782	895
- bonds	8,375	8,043	332
- other loans	142	142	—
Long-term debt	12,194	10,967	1,227

Long-term financial receivables	(1,090)	(63)	(1,027)

Net long-term debt	11,104	10,904	200

Short-term debt:
Bank loans:
- short-term portion of long-term debt	233	399	(166)
- other short-term bank debt	542	970	(428)
Short-term bank debt	775	1,369	(594)

Bonds (short-term portion)	59	487	(428)
Other loans (short-term portion)	31	49	(18)
Commercial paper	531	275	256
Other short-term financial payables	13	116	(103)
Other short-term debt	634	927	(293)

Long-term financial receivables (short-term portion)	(30)	(3)	(27)
Factoring receivables	(211)	(374)	163
Other short-term financial receivables due from associates	(10)	(3)	(7)
Cash and cash equivalents	(572)	(508)	(64)
Cash and cash equivalents and short-term financial receivables	(823)	(888)	65

Net short-term financial debt	586	1,408	(822)

NET FINANCIAL DEBT	11,690	12,312	(622)
Net financial debt came to €11,690 million at December 31, 2006, down €622 million from the previous year. The decline is essentially the net result of the sale of the 26.1% holding in Weather for €1,962 million (of which €1,000 million was received in December 2006, with the remaining €962 million deferred over an 18-month period) and the acquisition of the 66% stake in Slovenské elektrárne and the consolidation of its debt.
Specifically, net long-term financial debt increased by €200 million as the net result of the increase in gross long-term debt in the amount of €1,227 million and the increase in long-term financial receivables of €1,027 million, of which €962 million in respect of the payment deferral granted in the sale of Weather.
Net short-term financial debt, equal to €586 million at the end of 2006, decreased by €822 million from the previous year, €594 million of which related to short-term bank debt, €293 million to other short-term loans, and €65 million to the net decrease in cash and cash equivalents and short-term financial receivables.
Cash flows

Millions of euro
	2006	2005	2006-2005

Cash and cash equivalents at the start of the year	508	363	145
- of which discontinued operations		133	(133)

Cash flows from operating activities	6,756	5,693	1,063
- of which discontinued operations		730	(730)

Cash flows from investing/disinvesting activities	(2,374)	1,092	(3,466)
- of which discontinued operations		(439)	439

Cash flows from financing activities	(4,322)	(6,654)	2,332
- of which discontinued operations		(11)	11

Effect of exchange rate changes on cash and cash equivalents	4	14	(10)

Cash and cash equivalents at the end of the year	572 (1)	508	64
- of which discontinued operations (2)		—	—

(1)	Of which short-term securities equal to €25 million at December 31, 2006.

(2)	Cash and cash equivalents in respect of discontinued operations at the time of their disposal, equal to €413 million, were deducted from the gain on disposal included in the cash flow from disinvesting activities.
Cash flows from operating activities were positive at €6,756 million in 2006, compared with €5,693 million the previous year. Excluding the cash flow effects of Terna and Wind for 2005 (€730 million), cash flows from operating activities improved by €1,793 million, which was generated by an improvement in the gross operating margin (up €274 million) and lower cash requirements connected with the change in net current assets for the two years in question. The variation is mainly due to a decrease of €795 million in tax payments and an increase of €510 million in collections on receivables for the reimbursement of stranded costs provided for in the Authority’s Resolution no. 132/06 of June 28, 2006.
Cash flows from investing/disinvesting activities for 2006 resulted in a use of funds of €2,374 million, compared with the generation of €1,092 million the previous year.
In particular, investments in property, plant and equipment and intangible assets amounted to €2,963 million, a fall of €294 million due primarily to the deconsolidation of

Terna and Wind, partly offset by the consolidation of Slovenské elektrárne, increased investment in works for the transformation of thermal plants and plant upgrading and repowering to enhance safety and environmental performance.
Investments in entities and business units, net of cash and cash equivalents acquired, totaled €1,082 million, mainly including €676 million related to the purchase of a 66% stake in Slovenské elektrárne (Enel had already made a deposit of €168 million in 2005), €169 million for the acquisition of ten Rede Group companies by Enel Brasil Partecipações, €119 million for the acquisition of Enel Panama, and €84 million for the acquisition of a 49.5% stake in Res Holdings (a Dutch firm that, in turn, holds 100% of RusEnergoSbyt). Investments in entities and business units in 2005 had included the acquisition of 5.2% of Weather for €305 million.
The disposal of entities and business units, net of cash and cash equivalents sold, generated a cash flow of €1,518 million, related essentially to cash flow from the payment of the first installment of the price for the 26.1% holding in Weather in the amount of €1,000 million, the sale on February 8, 2006, to a subsidiary of Weather, of a 6.28% stake in Wind for €328 million, as well as to the sale of the distribution and sale network of a number of municipalities in the Province of Modena for €108 million and the transfer of a 30% stake in Enel Unión Fenosa Renovables for €72 million. Cash flows from divestments in 2005 were essentially related to the sale of 62.75% of Wind for €2,938 million (net of €48 million in cash and cash equivalents sold) and the sale of the investment in Terna at a total price of €1,518 million (net of €365 million in cash and cash equivalents sold).
Cash requirements for investing and financing activities, the latter connected with the distribution of €3,959 million in dividends, as well as the reduction of financial debt in the amount of €471 million, were financed through the cash flow from operating activities, amounting to €6,756 million, and the increase in share capital and reserves due to the exercise of stock options in the amount of €108 million. The surplus increased cash and cash equivalents by €64 million (including €4 million as the effect of exchange rate changes).

Results by Division
The results presented in this report take account of the new organizational structure launched at the end of 2005 and operational since January 1, 2006, which, in addition to the Domestic Sales Division, the Domestic Generation and Energy Management Division and the Domestic Infrastructure and Networks Division, saw the creation of an International Division that includes all the Group’s resources devoted to generation and distribution activities abroad.
For the purposes of providing comparable figures, the data for 2005 shown in the following tables have been reallocated to the Divisions on the basis of the new organizational arrangements. The figures for transmission networks and telecommunications operations following the deconsolidation of Wind and Terna in the 2nd Half of 2005 are reported as discontinued operations.
Following the transfer of the “large electricity users” unit (customers with annual consumption of more than 100 million kWh) from Enel Trade to Enel Energia, the 2005 figures for the unit were reallocated from the Domestic Generation and Energy Management Division to the Domestic Sales Division for comparative purposes.

Results by Division for 2006 and 2005
Results for 2006 (1)

	Continuing operations
		Domestic	Domestic
		Generat.	Infrasturc.			Services	Eliminations
	Domestic	and	and		Parent	and Other	and
Millions of euro	Sales	Managem.	Networks	Internat.	Company	Activities	adjustments	Total	TOTAL

Revenues from third parties	20,981	12,694	906	3,056	891	267	(282)	38,513	38,513
Revenues from other segments	127	2,967	4,801	12	287	894	(9,088)	—	-

Total revenues	21,108	15,661	5,707	3,068	1,178	1,161	(9,370)	38,513	38,513

Net income/(charges) from commodity risk management	4	(705)	—	91	(4)	—	—	(614)	(614)

Gross operating margin	175	3,149	3,418	918	177	179	3	8,019	8,019

Income from equity exchange transaction	—	—	—	—	263	—	—	263	263

Depreciation, amortization and impairment losses	173	952	829	399	17	93	—	2,463	2,463

Operating income	2	2,197	2,589	519	423	86	3	5,819	5,819

Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(651)	(651)

Income taxes	—	—	—	—	—	—	—	2,067	2,067

Net income (Group and minority interests)	—	—	—	—	—	—	—	3,101	3,101

Operating assets	6,948	16,752	16,875	10,008	1,013	1,771	(3,352)	50,015	50,015

Operating liabilities	6,272	4,019	4,042	4,037	1,275	1,128	(2,884)	17,889	17,889

Capital expenditure	56	897	1,459	467	13	71	—	2,963	2,963

(1)	Segment revenues in the above tables include both revenues from third parties and revenue flows between the segments. An analogous approach was taken for other income and costs for the year.

Results for 2005 (1)

	Continuing operations								Discontinued operations
		Domestic	Domestic
		Generat.	Infrastruc.			Services	Eliminations				Eliminations
	Domestic	and Energy	and		Parent	and Other	and	Transmis.			and
Millions of euro	Sales	Managem.	Networks	Internat.	Company	Activities	adjustments	Total	Networks	TLC	adjustments	Total	TOTAL

Revenues from third parties	19,155	10,648	837	1,856	886	440	(35)	33,787	711	2,604	(62)	3,253	37,040
Revenues from other segments	332	2,347	4,695	2	232	1,301	(8,909)	—	29	144	(173)	—	—

Total revenues	19,487	12,995	5,532	1,858	1,118	1,741	(8,944)	33,787	740	2,748	(235)	3,253	37,040

Net income/(charges) from commodity risk management	(26)	326	—	(14)	(14)	—	—	272	—	—	—	—	272

Gross operating margin	152	3,407	3,398	485	67	315	(79)	7,745	524	903	(1)	1,426	9,171

Depreciation, amortization and impairment losses	140	1,009	770	178	14	96	—	2,207	118	736	—	854	3,061

Operating income	12	2,398	2,628	307	53	219	(79)	5,538	406	167	(1)	572	6,110

Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(744)	—	—	—	(240)	(984)

Income taxes	—	—	—	—	—	—	—	1,934	—	—	—	213	2,147

Gains on disposal of assets	—	—	—	—	—	—	—	—	—	—	—	1,153	1,153

Net income (Group and minority interests)	—	—	—	—	—	—	—	2,860	—	—	—	1,272	4,132

Operating assets	6,465	16,468	15,708	4,282	1,263	2,945	(3,280)	43,851	—	—	—	—	43,851

Operating liabilities	5,289	3,841	3,567	813	1,604	2,392	(3,137)	14,369	—	—	—	—	14,369

Capital expenditure	53	798	1,570	299	11	98	—	2,829	142	286	—	428	3,257

(1)	Segment revenues in the above tables include both revenues from third parties and revenue flows between the segments. An analogous approach was taken for other income and costs for the year.

The following table reconciles segment assets and liabilities and the consolidated figures.

Millions of euro
	at Dec. 31, 2006	at Dec. 31, 2005

Total assets	54,500	50,502
Financial assets, cash and cash equivalents	2,107	3,203
Fiscal assets	2,378	3,448
Segment assets	50,015	43,851
- of which:
Domestic Sales	6,948	6,465
Domestic Generation and Energy Management	16,752	16,468
Domestic Infrastructure and Networks	16,875	15,708
International	10,008	4,282
Parent Company	1,013	1,263
Services and Other Activities	1,771	2,945
Eliminations and adjustments	(3,352)	(3,280)

Total liabilities	35,475	31,086
Loans and other financial liabilities	14,661	13,819
Tax liabilities	2,925	2,898
Segment liabilities	17,889	14,369
- of which:
Domestic Sales	6,272	5,289
Domestic Generation and Energy Management	4,019	3,841
Domestic Infrastructure and Networks	4,042	3,567
International	4,037	813
Parent Company	1,275	1,604
Services and Other Activities	1,128	2,392
Eliminations and adjustments	(2,884)	(3,137)

Domestic Sales
The Domestic Sales Division is responsible for commercial activities, with the objective of creating an integrated package of electricity and gas products and services for end-users. The activities are carried out by:
▪	Enel Distribuzione and Deval (the operations of the latter are limited to the Valle d’Aosta region) for the sale of electricity on the regulated market;
▪	Enel Energia (formerly Enel Gas) for the sale of electricity on the free market and the sale of natural gas to end-users;
▪	Enel.si, which is responsible for engineering and franchising.
Regulatory and rate issues
Electricity
Regulatory issues
In its decree of May 12, 2006, the Ministry of Communications established new rates for mailing correspondence. This will have an impact on Enel (notably for the mailing of utility bills to customers in the regulated market) of some €23 million per year, equal to an increase in annual mailing costs of about 30%. Costs in 2006 amounted to about €7 million. At the moment, such costs have not be recognized by the Authority in rates for end users. Enel has taken steps to obtain such recognition.
Rates and rate updates
The quarterly updates during 2006, as a national average net of taxes, were authorized with the following resolutions: no. 299/05 for the 1st Quarter (up 2.6%); no. 61/06 for the 2nd Quarter (up 6.9%); no. 132/06 for the 3rd Quarter (up 6.9%); and no. 207/06 for the 4th Quarter (up 1.7%). The overall national average level of rates in the 4th Quarter of 2006 was more than 19% higher compared with 2005 (about €21/MWh), which was essentially due to the increase in the component covering costs for the purchase of electricity (about €13/MWh), as well as increases in the component covering charges on generation from renewable resources (which nearly doubled to about €5/MWh) and the increase in the component intended to reimburse stranded costs (about €3/MWh).
On December 5, 2006, with its Resolution no. 275/06, the Authority updated the rate component for the sale of electricity on the regulated market with an increase of 14% for 2007.
With Resolution no. 321/06 of December 28, 2006, the Authority updated electricity rates for the 1st Quarter of 2007 with a reduction in the national average of about €2/MWh, or 1.6% of the total, in line with the average purchase price reduction of the

Single Buyer. In particular, the Authority reduced the component covering the cost of raw materials and ancillary services by 8.4% (down €8/MWh), while offsetting this reduction primarily with a sharp increase (up 250%) in the component covering procurement costs over past levels, which will make it possible to recoup past equalization imbalances by the end of 2007.
Inquiries and fact-finding investigations
On June 28, 2006, with Resolution no. 130/06, the Authority opened a formal inquiry into Enel Distribuzione’s alleged failure to observe the provisions of Resolution no. 55/00 concerning invoice transparency. The violation underlying the Authority’s measure concerns the absence, through February 2006, of indication on Enel’s invoices as to the possibility of paying invoices free of charge. On December 11, 2006, the Authority reported the results of the inquiry, which confirmed the charges against Enel Distribuzione. On March 21, 2007, with Resolution no. 66/07, the Authority fined Enel Distribuzione €11.7 million. Enel will appeal the decision as it feels that it operated in full compliance with the regulations.
Enel is also waiting for the Council of State to set the date for the hearing of the appeal of the ruling of the Lombardy Regional Administrative Court of November 9, 2005, which rejected Enel’s petition concerning Resolution no. 72/04, which enjoined Enel Distribuzione to fulfill the obligation established in Article 6.4 of Resolution no. 200/99, arguing that the company failed to ensure that its customers had access to at least one free-of-charge method of payment.
Rules for the sale of CIP 6 electricity by the Electricity Services Operator (ESO)
The decree of the Minister for Productive Activities (now the Minister for Economic Development) of December 5, 2005, confirmed for 2006 the sale by the ESO of CIP 6 energy and the pro rata assignment of such energy to those requesting it, using contracts for differences, based on average annual electricity consumption. The strike price of the contracts for differences was set at €55/MWh for all hours in 2006. Based on the instructions of the Ministry for Economic Development, the ESO assigned a total of 5,600 MW of CIP 6 energy, of which 60% (3,360 MW) to the free market (406 MW to Enel) and 40% (2,240 MW) to the regulated market.
For 2007, the rules for the sale of CIP 6 energy were established with a decree of the Minister for Economic Development on December 14, 2006, using a similar mechanism to that of 2006. In particular, the decree reduces the share for the Single Buyer to 35%, while the strike price for contracts for differences was set at €64/MWh for the 1st Quarter of 2007 and will be adjusted during the year in the manner specified by the Authority in relation to developments in the price index referred to in Article 5 of the decree of the Minister for Productive Activities of December 19, 2003. The total quantity assigned was 5,400 MW, of which 3,510 MW to the free market (639 MW to Enel) and 1,890 MW to the regulated market.
Liberalization of electricity sales
In August 2006, the Authority for Electricity and Gas published a document surveying the issues involved in the liberalization of the sale of electricity to all end-users, which is scheduled for July 1, 2007. The purpose of the document is to identify the critical issues concerning the complete liberalization of the market, as well as to define possible safeguards. Certain actions require primary legislation, which is beyond the Authority’s powers.
The document defines general mechanisms for safeguarding both all users and specific mechanisms for certain categories of user. In particular, the Authority distinguishes between:
▪	a service safeguard mechanism covering all users – of an extraordinary, transitory nature – so as to ensure that end-users do not find themselves without a provider because, for whatever reason, they cannot find one (including the bankruptcy of their current provider);
▪	an enhanced service safeguard mechanism (for residential users certainly, but also possibly for small businesses) in order to ensure service provision to those users who, even subsequent to July 1, 2007, have not made the transition to the free market.
The document outlines various alternative scenarios concerning the identification of the providers of such services. These potential alternatives include:
▪	introducing competitive systems for assigning electricity procurement and sale activities;
▪	introducing competitive systems solely for sales;
▪	maintaining a situation similar to the one currently in place for procurement on the regulated market, leaving procurement under the Single Buyer and sales to the distribution companies (or to their affiliated sales companies).
On January 18, 2007, the Authority published a document containing recommendations concerning the reform of the rates system for low-voltage residential users in anticipation of the full liberalization of the market on July 1, 2007. The document also contains proposals concerning the safeguards for particularly vulnerable categories of user (underprivileged residential users or residential users with serious medical conditions) with the so-called “social rates”.

Gas
Rates and rate updates
In conjunction with the updating of the raw materials component of the supply prices of natural gas for the 3rd Quarter of 2006, the Authority altered the updating criteria set out in Resolution no. 248/04. The new Resolution no. 134/06 modifies certain parameters in the formula for updating the raw materials component for Brent levels above $60/bbl and grants an incentive of 50% of the losses for 2005 as compared with the previous rate updating regulations in order to foster the renegotiation of wholesale supply contracts for the 2005-2006 gas year.
For 2006, the new updating criteria provided for in Resolution no. 134/06 led to a 19% increase in the raw materials component of supply rates.
In its plenary session of November 13, 2006, the Council of State definitively voided, with universal validity, Resolution no. 248/04 for formal irregularities, thereby confirming the voidance ordered by the Lombardy Regional Administrative Court in 2005. The first ruling published specified that the Authority has the power to take action to correct the lapse of previous measures adopted with regard to rates. Subsequently, a new version was published that no longer contained the specification of the Authority’s power to intervene again. Enel is awaiting clarification concerning the legal framework and any actions of the Authority in order to assess the financial impact of the ruling.
Inquiries and fact-finding investigations
With Resolution no. 131/06, the Authority opened a formal inquiry into Enel Gas (now Enel Energia) for alleged violation of Article 11.1 of the commercial code of conduct, which establishes the minimum content of contracts. More specifically, the inquiry concerns the indications in “off-network” contracts regarding the methods and timing of meter reading for invoicing purposes, payment methods, the frequency with which invoices are issued, and the indication of certain automatic indemnities established for customers. The results of the inquiry issued by the Authority partially revised the charges. In particular, the Authority acknowledges that Enel Gas (now Enel Energia) exercised proper conduct concerning the indication of invoicing and payment methods, but it has confirmed the violations concerning the failure to indicate the indemnities or the timing of meter readings. The inquiry is expected to be closed shortly.

Operating performance of Domestic Sales Division

Millions of euro
	2006	2005	2006-2005

Electricity
Revenues	19,377	17,913	1,464
Net income/(charges) from commodity risk management	4	(26)	30
Gross operating margin	132	61	71
Operating income	(9)	(59)	50

Gas
Revenues	1,731	1,574	157
Gross operating margin	43	91	(48)
Operating income	11	71	(60)

Total
Revenues	21,108	19,487	1,621
Net income/(charges) from commodity risk management	4	(26)	30
Gross operating margin	175	152	23
Operating income	2	12	(10)

Operating assets	6,948	6,465	483
Operating liabilities	6,272	5,289	983
Employees at year-end (no.)	5,176	5,994	(818)
Capital expenditure	56	53	3
Electricity sales

Millions of kWh
	2006	2005	2006-2005

Sales on regulated market:
- high-voltage	4,819	5,319	(500)	-9.4%
- medium-voltage	15,646	20,247	(4,601)	-22.7%
- low-voltage	99,920	104,111	(4,191)	-4.0%
Total for regulated market	120,385	129,677	(9,292)	-7.2%

Sales on free market:
- high-voltage	11,848	11,226	622	5.5%
- medium-voltage	7,146	6,389	757	11.8%
- low-voltage	3,273	869	2,404	—
Total for free market	22,267	18,484	3,783	20.5%

TOTAL	142,652	148,161	(5,509)	-3.7%
Electricity sold on the regulated market in 2006 came to 120,385 million kWh, a decrease of 9,292 million kWh from the previous year due primarily to greater market liberalization, which led to an increase of 3,783 million kWh in the volume of energy sold on the free market in 2006.

Gas sales and customers

	2006	2005	2006-2005

Gas sold (millions of cubic meters):
- Enel Group network	3,250	3,610	(360)
- third-party network	1,295	1,478	(183)
Total sales of gas	4,545	5,088	(543)

Customers at end of period (no.):
- Enel Group network	1,975,949	1,962,792	13,157
- third-party network	355,102	180,202	174,900
Total customers	2,331,051	2,142,994	188,057
Gas sales for 2006 totaled 4,545 million cubic meters, a decline of 543 million cubic meters from the previous year. The decrease is attributable to the weather emergency plan established with a decree of the Ministry for Productive Activities (now the Ministry for Economic Development) of January 25, 2006, which led to a reduction in energy consumption in the early months of the year, and to the unfavorable weather conditions this past autumn and winter (leading to a fall of 17.5% in volumes in the 4th Quarter of 2006 compared with the corresponding period of 2005).
At December 31, 2006, customers served numbered some 2.3 million, an increase of about 0.2 million over December 31, 2005. These trends are essentially due to the increase in retail customers (those with consumption of less than 200,000 cubic meters per year), thanks in part to the contribution of acquisitions in the gas area in the 4th Quarter of 2005 and in 2006.
Operating performance
Total revenues for 2006 amounted to €21,108 million, up €1,621 million or 8.3% over 2005, due mainly to the following factors:
▪	an increase of €1,464 million in revenues from electricity sales, related primarily to the increase in sales revenues on the regulated market and transport revenues on the free market (up €823 million) and prior-year items associated with electricity purchases in previous years (€71 million). Other factors include the increase in revenues from the sale of electricity on the free market in the amount of €325 million and revenues from transport and ancillary services in the amount of €270 million. The increases were partially offset by a reduction of €39 million in electricity connection and activation fees;
▪	an increase of €157 million in revenues from gas sales, mainly attributable to the increase in unit prices, which more than offset the decline in volumes sold.

The gross operating margin amounted to €175 million, increasing by €23 million compared with the €152 million posted in 2005. This increase is due to the following factors:
▪	for electricity (up €71 million), prior-year items associated with electricity purchases in previous years (€71 million). The increase in the electricity margin (€59 million) as a result of greater volumes sold on the free market was broadly offset by higher costs for early retirement incentives;
▪	for gas (down €48 million), primarily the effect of the application of Resolutions nos. 248/04, 298/05, 62/06 and 134/06 of the Authority for Electricity and Gas, which altered the criteria used to update raw materials component of prices for gas supplies, with a negative impact of €52 million. This was partially offset by reimbursements for lower gas purchases in previous years.
Operating income, after depreciation, amortization and impairment losses in the amount of €173 million (€140 million for the previous year), came to €2 million, declining by €10 million from 2005. The main increases in depreciation, amortization and impairment losses were a €10 million increase in impairment losses for the gas area and an €8 million increase in provisions for doubtful trade receivables.
Capital expenditure
Capital expenditure amounted to €56 million, essentially in line with the figure for the previous year.

Domestic Generation and Energy Management
This Division operates in the field of electricity generation and energy products. In the context of the reorganization of the Division that began in 2004, Enel Produzione acquired the engineering and construction unit serving the Enel Group from Enelpower on January 1, 2006.
The activities of the Domestic Generation and Energy Management Division are as follows:
▪	the generation and sale of electricity:
-	electricity generation in Italy through Enel Produzione;

-	trading on international and domestic markets through Enel Trade;
▪	the supply and sale of energy products through Enel Trade:
-	procurement of energy products for all Group;

-	the sale of natural gas to distributors;
▪	engineering and construction through Enel Produzione.
Regulatory issues
Ancillary Services Market (ASM)
Following the high costs recorded on the ASM in April and May of 2006, the Authority for Electricity and Gas issued Resolution no. 165/06 containing urgent measures to limit ancillary service charges, taking effect as of August 1, 2006. The measures established concerned:
▪	the option for Terna to revoke the previously approved bids in the various phases of the ASM without charge;

▪	increased scope for Terna to operate on the day-ahead market;

▪	a change in the method of calculating imbalance payments for major production and consumption units in order to make them more consistent with the costs incurred by Terna for real-time system balancing.
With Resolution no. 111/06, the Authority for Electricity and Gas revised the conditions for ancillary services for 2007. The resolution introduced the so-called “Accounts System”, designed to foster the integrated management of the spot and forward markets, thereby enabling companies to adjust forward positions on the day-ahead market.
With Resolution no. 253/06 of November 16, 2006, the Authority amended Resolution no. 111/06 and postponed the launch of the Accounts System to April 1, 2007, from the originally scheduled January 1, 2007.

With Resolution no. 314/06 of December 27, 2006, the Authority issued further modifications to the rules governing the day-ahead market beginning in 2007. The main changes concerned:
▪	the possibility for Terna to use forward contracts for dispatching resources in 2007;

▪	the extension to 2007 of the change introduced with Resolution no. 165/06 concerning the supplemental bids presented by Terna on the day-ahead market (allowing intervention in the event of divergences of 2% between the forecast needs of Terna and the total demand on the day-ahead market).
Single Buyer auctions
In May 2005, Enel exercised the long-term options provided by the contracts for differences for 2006 in order to extend their validity through December 31, 2006 and December 31, 2007, for 6,660 MW and 5,550 MW, respectively. Furthermore, between October and November 2005, the Single Buyer held three more auctions for contracts for differences in order to cover its needs for 2006. Enel Produzione was awarded 2,200 MW (out of a total of 2,500 MW) for all hours of the year from the first auction, and a further 1,100 MW for the 1st Quarter of 2006 from the other two auctions.
Finally, between November and December 2006 the Single Buyer held three further auctions for contracts for differences in order to cover its needs for 2007. The capacity contracted out totaled 1,216 MW. Enel Produzione was awarded 700 MW through two-way contracts for differences.
Capacity payments
With Resolution no. 104/06, the Authority established the capacity payment fees remunerating the availability of generation capacity for the period from January 1 to December 31, 2006, pending the start of the definitive remuneration system as defined by Article 1 of Legislative Decree 379/03. The transitory remuneration mechanism for available capacity for 2006 is in line with that of 2004 and 2005.
CIP 6 plants
With Resolution no. 249/06, the Authority introduced a new method for updating the CIP 6 energy withdrawal price component related to the avoided fuel cost, so as to bring it more closely into line with the market price of natural gas in Italy. In particular, the value assigned to this component for 2007 was set at:
▪	€60.50/MWh for the “selected initiatives” referred to in Article 3(7) of Law 481/95 (plants of producers other than generator-distributors);

▪	€57.13/MWh for Enel’s generation plants that began operating in 1997-1998;

▪	€55.20/MWh for those that entered service in 1999-2000;

▪	€53.10/MWh for those that entered service in 2001-2002.

The 2007 Finance Act (Law 296 of December 27, 2006) excluded plants powered by authorized sources treated as renewables for which construction has yet to begin from the scope of CIP 6 incentives. The law also establishes that the Minister for Economic Development shall redefine the amount and duration of support for resources treated as renewable resources used by plants already in service. However, the law did not affect the existing rules governing electricity generation set out in Article 11(14) of Decree Law 35 of March 14, 2005, ratified with amendments by Law 80 of May 14, 2005 (concerning electricity generation using the Sulcis coal basin).
Electricity imports
On December 13, 2005, the Minister for Productive Activities (now the Minister for Economic Development) issued a decree to define the procedures and conditions for importing electricity in 2006. The decree assigned the regulated market 26% of import capacity, in addition to the capacity set aside for long-term contracts, as in 2005.
In implementation of the decree, the Authority for Electricity and Gas issued Resolution no. 269/05 governing electricity imports and exports for 2006. In particular, the resolution modified the mechanism for assigning coverage of the price difference between the foreign area and the area in which the electricity is imported (associated with the risk of congestion on cross-border networks), thereby eliminating the free pro rata assignment as applied in 2005 in order to fully comply with EU regulations with regard to congestion management. For 2006, coverage is now assigned by explicit auction, which calls for pro rata reimbursement based on the average annual power of the assignee. However, the reimbursement is subject to a cap in the event the participating party has power of greater than 10% of the total.
For 2007, the rules for electricity imports were established with a decree of the Minister for Economic Development on December 15, 2006, and by Authority Resolution no. 288/06. For 2007, rights to use transport capacity on the borders with France, Austria, and Greece will be assigned through competitive procedures based on methods defined in the agreements between Terna and the system operators of the interconnected countries for the joint allocation of available capacity. The revenues from the auctions for each of the borders are to be distributed equally among the competent system operators.
Conversely, rights to use transport capacity on the borders with Switzerland and (through July 1, 2007) Slovenia will continue to be assigned separately by the respective system operators, with Terna holding auctions to allocate the rights to use its own portion of capacity (50%).
Up to 30% of Terna’s share of the revenues from the assignment procedures will be allocated to the Single Buyer, with the remainder going to customers on the free market on a pro rata basis based on capacity.

Temporary measures concerning the reduction of gas consumption
In early 2006, gas supplies to Italy came under severe strains, making protracted recourse to national reserves necessary and causing concern about the security of gas supplies. The situation was caused by an increase in demand in Italy and reductions in the flow of imported gas.
On January 25, 2006 the Council of Ministers issued a decree, subsequently ratified with Law 108 of March 8, 2006, containing urgent measures to ensure natural gas supplies. The measures envisaged in the decree included a number of changes to operating conditions at thermal power plants in order to contain the consumption of gas for electricity generation. Specifically, these included:
▪	the authorization for the restart, until March 31, 2006, of oil-fired plants with a power capacity of more than 300 MW that were not in service owing to the restrictions contained in the related ministerial authorizations. The measures enabled third-party generation plants with a capacity of about 2,000 MW to re-enter service;
▪	the possibility to suspend, until March 31, 2006, emissions restrictions on oil-fired plants. This suspension permits the operation of oil and multifuel plants and regards the Enel power plants at Montalto di Castro, Piombino, Rossano Calabro, Termini Imerese, Cavriglia and Livorno.
On March 31, 2006, the Ministry for Productive Activities (now the Ministry for Economic Development), acting in concert with the Ministry for the Environment, adopted a decree that establishes the procedures for the return to normal service of the Montalto di Castro power plant. The decree also established the emissions limits applicable during the temporary period of operation until August 31, 2006.
On August 1, 2006, the Authority for Electricity and Gas issued Resolution no. 178/06 defining the methods for reimbursement of the greater costs incurred for the use of oil-fired plants. The Authority’s measures appear to be in line with the need to reimburse the additional costs actually incurred by generation companies during the “gas emergency”. The mechanism of Resolution no. 178/06 is based on a comparison of the generation costs actually incurred and those that would potentially have been incurred without the provisions of Law 108/06, while also reimbursing the incremental fixed costs incurred as a result of the restrictions set by this law (e.g. costs caused by the change in the operating conditions of dual-fuel generation units). The difference between these actual and potential costs, while also taking account of the market value of any gas that may have been made available to the generation company as a result of not being used in electricity generation, represents the additional costs incurred for which the company has the right to reimbursement.
The actual amount of the reimbursement for each company is to be established following the reconstruction of the effective costs of the plants, which the Authority will determine on the basis of self-certified statements of the individual generation companies and the findings of its own inquiry. The Authority will then issue a further measure to define the methods for disbursing the amounts due, which will be recognized under the general charges for the security of the natural gas system.
In order to avoid repeating the risk of system crisis for the 2006-2007 winter season, the Ministry for Economic Development introduced certain precautionary measures.
The decrees of August 4, 2006, make it mandatory for shippers to:
▪	maximize imports beginning on November 13, 2006;
▪	hold a share of interruptible customers in their portfolios;
▪	release unused import capacity.
The sanctions for failure to comply with these requirements are in line with the severe penalties for drawing on strategic stores without ministerial authorization.
On December 18, 2006, the Ministry for Economic Development updated the weather emergency procedures set forth in its decree of December 12, 2005.
The new procedures essentially mirror the provisions previously implemented for 2006. The system is subject to constant monitoring by Italian natural gas transport and electricity transmission companies. Once system strains are detected, these companies are to begin implementing a series of actions aimed at increasing gas availability, including:
▪	maximizing imports and eliminating penalties for peak excesses in imports and additions to stores;

▪	the interruption of industrial customers with interruptible supply contracts. The decree also establishes civil liability for sellers required to ensure 10% interruptibility of their industrial supplies;

▪	operation of multi-fuel plants with oil instead of gas;

▪	further actions aimed at reducing civil and thermoelectric consumption.
Should the risk of crisis persist, the procedures also envisage the issuance of extraordinary measures to increase electricity generation, such as the temporary elimination of environmental limits for fuel-oil plants.
Inquiries and fact-finding investigations
With regard to the inquiry opened by the Competition Authority on April 6, 2005, concerning Enel SpA and Enel Produzione for alleged competition-limiting conduct on the Power Exchange in 2004 and 2005, on May 17, 2006, the Competition Authority reported the results of its inquiry and confirmed its charges of abuse of dominant position.

On October 17, 2006, exercising the option envisaged under Law 248/2006, Enel SpA and Enel Produzione notified the Competition Authority of commitments to take steps aimed at removing the anti-competitive conduct found during the antitrust inquiry, so as to be able to close the inquiry without an adverse ruling or sanctions.
Enel SpA and Enel Produzione have committed to providing the market with a virtual power plant (VPP) in the form of two-way contracts for differences for a total of 1,000 MW for 2007 and 700 MW for 2008. Following a 30-day market test, this commitment was made mandatory with the Authority’s resolution of December 20, 2006, which closed the inquiry into abuse of dominant position without confirming the infraction.
The procedure for assigning the VPP for 2007 was concluded on December 29 with the allocation of all the capacity provided to the 25 companies selected.
On October 4, 2006, with Resolution no. 217/06, the Authority for Electricity and Gas opened a fact-finding investigation of the supply interruption that involved the electrical system in Sicily on July 17, 2006. As concerns Enel Produzione, the investigation is intended to verify the methods for applying safety criteria and complying with the orders issued by Terna to ensure system safety. Another goal of the investigation is to identify any specific steps that can be taken to make Sicily’s electrical system more robust.
With Resolution no. 54/04 of April 1, 2004, the Authority for Electricity and Gas initiated an inquiry involving Enel Produzione on the lack of availability of generation capacity that led to scheduled brown-outs on June 26, 2003. At the end of the first phase of the formal inquiry, Enel Produzione paid a reduced fine pursuant to Article 16 of Law 689/81. With Resolution no. 10/05, the Authority concluded the formal inquiry on January 29, 2005 without imposing sanctions on Enel Produzione, recognizing the validity of the payment made. On the basis of the findings of the inquiry, with Resolution no. 11/05, the Authority, in defining terms for the remuneration of reserve services for the first six months of 2003, invited the ISO (GRTN, now the Electricity Services Operator – ESO) not to pay Enel Produzione for services provided during this period. Enel appealed both measures, demanding at the same time that the ISO make the payment due. At the hearing for the appeal of Resolutions nos. 10/05 and 11/05, which was held on July 12, 2005, the Lombardy Regional Administrative Court upheld Enel’s appeal and voided the portion of the resolutions inviting the ISO not to reimburse Enel Produzione for reserve services provided. On October 31, 2005, the ISO then calculated the amount due as €76 million. However, the Authority has appealed the regional court’s ruling, which partially voids Resolutions nos.10/05 and 11/05, and we await the setting of a hearing date by the Council of State.

With Resolution no. 230/06 of October 18, 2006, the Authority fined Enel SpA the amount of €1 million following the outcome of the formal inquiry initiated with Resolution no. 108/05 concerning the disclosure obligations on gas import contracts as required by Resolution no. 188/04. Enel paid the fine without filing an appeal with the administrative court.
With Resolution no. 283/06, the Authority fined Enel Trade the amount of €24 million. The sanction was established upon conclusion of a formal investigation into various users of stores, including Enel Trade, for inappropriate use of space and peak modulation storage capacity granted for gas years 2004-2005 and 2005-2006. Enel Trade participated in the proceedings, submitting its own defense brief.
The new interpretation of prevailing legislation, in contrast with a longstanding practice justified by the technical characteristics of the system, forces companies to cope with stringent operating constraints and difficulties applying the legislation during the current year, as well. Enel Trade has filed an appeal against Resolution no. 283/06.
Other measures by the Authority for Electricity and Gas to promote competition On August 4, 2005, as a further measure to limit market power, the Authority adopted Resolution no. 175/05, which transferred management of pumping plants that are strategic to system security away from industry companies and entrusted them to Terna – Rete Elettrica Nazionale. Based on this resolution, Terna indicated that the capacity of these strategic pumping plants came to 5,940 MW, or nearly the entire capacity of all pumping plants operating in Italy. According to the resolution, the plants are to be managed by Terna, which is to be paid a regulated fee for this service. Enel challenged the resolution before the regional administrative court, which, on February 28, 2006, upheld the appeal and voided the resolution, ordering the Authority to compensate Enel for any losses incurred (a right which Enel waived). On May 25, 2006, the Authority for Electricity and Gas filed an appeal of the Court’s ruling, with Terna also intervening in the appeal in support of the Court’s judgment. We are awaiting the related hearing to be set by the Council of State.
With Resolution no. 212/05 of October 7, 2005, the Authority required Enel to enter into forward contracts (the so-called “virtual power plant”) with counterparties to be selected by competitive auction for 3,600 MW for the southern macro-area and 200 MW for the Sicily macro-area. On October 28, 2005, Enel filed an appeal with the Lombardy Regional Administrative Court against Resolution no. 212/05. At a hearing held on January 17, 2006, the court upheld Enel’s appeal of Resolution no. 212/05, which was therefore voided. The Authority filed an appeal of the ruling issued by the court of first instance, and the Council of State, in a hearing held on February 6, 2007, rejected the Authority’s appeal. At the end of 2005, in accordance with the provisions of Resolution

no. 212/05, Enel Produzione had organized competitive auctions for the sale of forward contracts, but no participants came forward for the auctions.
Emissions trading
With regard to the Emissions Trading Scheme (ETS), despite the issues that have yet to be resolved concerning the launch of the National Registry of emissions and the issuance of allowances to the plants that began operations in 2005, Enel has returned the allowances corresponding to 2005 emissions in accordance with the deadlines and procedures established by the law.
As concerns the period 2008-2012, as called for by Directive 2003/87/EC, the national allocation plans were to have been presented to the Commission by June 30, 2006. On November 29, 2006, the European Commission published its communication COM(2006) 725 containing the criteria followed by the Commission in examining the national plans and requesting any changes.
Italy’s national allocation plan was filed with the European Commission on December 18, 2006, and a decision by the Commission is expected by the summer. The new plan sets an average annual cap for the thermal segment for 2008-2012 of 116.5 million metric tons of CO2, 10.3 million metric tons of which against payment.
In particular, Enel Produzione’s existing plants were allocated average annual emission allowances of 40 million metric tons, 34 million metric tons of which free of charge and some 6 million metric tons against payment. Added to these will be the allowances for new entrants such as the Torrevaldaliga Nord plant. Depending on the European Commission’s decision, these allocations may be revised.
As for the allocation of CO2 allowances for the 2005-2007 period, Enel Produzione’s plants have been allocated 48.2 million metric tons in emission allowances for 2005, 40.5 million metric tons for 2006, and 39.9 million metric tons for 2007. Following a subsequent recalculation, the allowances allocated for 2006 and 2007 were set at 39.7 and 41.0 million metric tons, respectively. The actual emissions exceeded these allowances by about 8.0 million metric tons in 2005 and 11.4 million metric tons in 2006. In order to cover the deficit, Enel Produzione has turned to the spot market for some 18.1 million metric tons (14.2 million metric tons of which were purchased in 2006) and the forward market for about 0.1 million metric tons. The remaining deficit of 1.2 million metric tons has been valued at the market price of the end of the period.
Recognition of costs for green certificates for the regulated market
With Resolution no. 8/04, the Authority for Electricity and Gas defined the terms for reimbursement to be recognized to electricity producers that fulfilled the obligations established by Article 11(1) of Legislative Decree 79/99 (green certificates), relating to the generation and imports for 2001 destined for the regulated market. With this resolution, the Authority did not recognize the full costs incurred by Enel in fulfilling the obligations of Article 11 regarding electricity for the regulated market. Enel therefore appealed the resolution to the Lombardy Regional Administrative Court, but it was rejected by the court. The court did state that Enel was due some form of compensation for those certificates that were acquired in relation to non-renewable resources used to run pumping stations. Enel appealed the unfavorable ruling of the Lombardy Regional Administrative Court. On March 21, 2006, the Council of State upheld the ruling of the lower court.
Subsequently, with Resolution no. 101/05, the Authority established the reimbursement of charges incurred for the purchase of green certificates related to electricity generation and imports for the regulated market for 2002. With this resolution, the Authority also established the recognition of green certificates for electricity generated with pumping stations both for 2001 (in compliance with the court’s ruling on Resolution no. 8/04) and for 2002. Enel has also filed an appeal with the Regional Administrative Court against Resolution no. 101/05, as this resolution only called for partial reimbursement of the charges incurred. The court rejected the request for full reimbursement of the charges for green certificates purchased by Enel Produzione, but partially upheld the appeal by establishing that, for the pumping stations, the green certificates should be voided in relation to electricity generated and not to electricity consumed. The court granted Enel Produzione the option to request that the ISO repay the excess amounts paid in relation to green certificates purchased for the pumping stations’ consumption. The Authority filed an appeal of the ruling with the Regional Administrative Court for the portion related to the charges for green certificates for the pumping stations. Enel has filed a cross appeal of the court’s ruling on Resolution no. 101/05 as concerns the partial reimbursement of green certificates. We are awaiting a hearing before the Council of State in that regard.
With regard to the charges incurred for the purchase of green certificates related to electricity generation and imports for the regulated market in 2003 and the 1st Quarter of 2004, i.e. prior to the launch of the Power Exchange, on January 24, 2006, Enel requested that the Authority reimburse such charges. The Authority rejected Enel’s request in a letter dated January 27, 2006. Enel has appealed the Authority’s decision before the Regional Administrative Court, whose ruling is pending.
Amendment of regulations governing green certificates
With Legislative Decree 152 of April 3, 2006 (the Consolidated Environmental Act), the period of validity of green certificates has been extended from eight to twelve years. With regard to renewable energy resources, the 2007 Finance Act has also repealed Article 1(71) of Law 239 of August 23, 2004 (which called for the assignment of green certificates for co-generation combined with district heating), and removed from the green certificate system the non-biodegradable component of waste in line with Directive 2001/77/EC for the promotion of renewable energy resources. The Finance Act also amended the legislation concerning green certificates with the goal of promoting the use of bio-mass for energy purposes, establishing that the Minister for Economic Development, in agreement with the Minister for Agricultural Policies, shall issue the related decree.
Operating performance of the Domestic Generation and Energy Management Division

Millions of euro
	2006	2005	2006-2005

Revenues	15,661	12,995	2,666
Net income/(charges) from commodity risk management	(705)	326	(1,031)
Gross operating margin	3,149	3,407	(258)
Depreciation, amortization and impairment losses	952	1,009	(57)
Operating income	2,197	2,398	(201)

Operating assets	16,752	16,468	284
Operating liabilities	4,019	3,841	178
Employees at year-end (no.)	9,573	9,006	567 (1)
Capital expenditure	897	798	99

(1)	Of which 760 employees added as the result of the acquisition of the unit from Enelpower on January 1, 2006.
Net electricity generation

Millions of kWh
	2006	2005	2006-2005

Thermal	73,842	81,823	(7,981)	-9.8%
Hydroelectric	24,475	24,883	(408)	-1.6%
Geothermal	5,195	5,012	183	3.7%
Other resources	398	369	29	7.9%

Total net generation	103,910	112,087	(8,177)	-7.3%
In 2006, net electricity generation totaled 103,910 million kWh, a decrease of 7.3% from 2005. More specifically, thermal generation declined by 7,981 million kWh, while hydroelectric fell by 408 million kWh. These declines were partially offset by increases in geothermal generation of 183 million kWh and wind generation of 30 million kWh as a result of the entry into service of new plants.

Contribution to gross thermal generation

Millions of kWh
	2006		2005		2006-2005

High-sulfur fuel oil (S>0.25%)	7,704	9.8%	5,253	6.0%	2,451	46.7%
Low-sulfur fuel oil (S<0.25%)	8,330	10.6%	10,943	12.6%	(2,613)	-23.9%
Total fuel oil	16,034	20.4%	16,196	18.6%	(162)	-1.0%

Natural gas	33,402	42.4%	39,072	45.0%	(5,670)	-14.5%
Coal	29,010	36.9%	31,469	36.2%	(2,459)	-7.8%
Other fuels	256	0.3%	209	0.2%	47	22.5%

TOTAL	78,702	100.0%	86,946	100.0%	(8,244)	-9.5%
In 2006, the fuel mix used in thermal generation saw a decrease in natural gas and a rise in the use of fuel oil.
Gross thermal generation posted an overall decline of 9.5% from 2005. In particular, while fuel oil generation remained essentially unchanged, the reduced generation from natural gas (down 14.5%) is related to the decree of the Ministry for Productive Activities (now the Ministry for Economic Development), which established certain changes in the operating conditions of thermal plants in early 2006 in order to reduce the consumption of gas for electricity generation. Finally, the decrease in thermal generation using coal (down 7.8%) was affected, above all, by the greater flexibility of this type of plant in responding to market needs, as well as by the downtime in the latter part of 2006 at Units 1 and 2 of the Fusina plant to enable environmental upgrading.
Enel’s net efficient domestic generation capacity

MW
	at Dec. 31, 2006	at Dec. 31, 2005	2006-2005

Thermal plants (1)	25,117	26,902	(1,785)
Hydroelectric plants	14,379	14,363	16
Geothermal plants	671	671	—
Other resources	308	280	28

Total	40,475	42,216	(1,741)

(1)	Of which 2,605 MW unavailable due to transformation activities and 287 MW unavailable due to long-term technical issues.
Net efficient domestic generation capacity at December 31, 2006 declined by 1,741 MW from the figure recorded at the end of 2005. The fall is primarily attributable to the thermal plants, which saw the final deactivation of certain plants that were already partially unused (a reduction of 1,404 MW) and the deactivation of Unit 1 of the

Torrevaldaliga Nord plant (a reduction of 643 MW). These factors were partially offset by a rise in generation capacity of the Santa Barbara plant (an increase of 262 MW).
Operating performance
Revenues for 2006 amounted to €15,661 million, up €2,666 million (up 20.5%) from 2005, due mainly to the following factors:
▪	a €1,022 million increase in revenues related to trading on international markets, €831 million related to growth in business on the domestic free market, and €422 million related to growth in the sales of electricity to other Divisions of the Group;
▪	a €454 million increase in revenues from electricity sales on the Power Exchange due both to price increases and to the recognition of the contribution in respect of costs incurred for the “gas emergency”, as called for by the Authority for Electricity and Gas, which established the methods for the reimbursement of such costs with Resolution no. 178/06;
▪	a €114 million increase in revenues from the sale of fuel for trading, resulting from the net effect of the €209 million increase in revenues from gas sales and the €95 million decline in sales of other fuels;
▪	the recognition of €110 million in revenues for contract work in progress related to activities abroad (in Spain, El Salvador and Bulgaria) following the acquisition from Enelpower in January of the engineering and construction business unit;
▪	a €92 million increase in revenues for the benefits resulting from the implementation of settlement agreements with Siemens (€51 million) and the settlement of prior-year items with the ISO, now Terna (€41 million);
▪	the recognition, in 2005, of prior-year regulatory items in the amount of €438 million related to reserve services provided to the ISO (now the Electricity Services Operator) from 2002 to March 31, 2004 (€338 million) and to the reimbursement of charges incurred in 2002 and 2003 for green certificates granted by the Authority for Electricity and Gas with Resolution no. 101/2005 (€100 million). These items were partially offset by the effects of the application in 2005 of Resolution no. 20/04, which involved an adjustment in the price of electricity sold to Enel Distribuzione and the ISO (now the ESO) in March 2004 in the amount of €191 million;
▪	a reduction of €67 million in revenues from transactions on the Power Exchange, mainly attributable to smaller capacity payments (€65 million in 2006, compared with €133 million in 2005, which also included the variable portion for 2004).
The gross operating margin came to €3,149 million, down €258 million or 7.6% from the €3,407 million posted in 2005. This reduction is essentially attributable to the lower contribution of prior-year items recognized in 2005 (€247 million), as well as the change in the fair value of contracts for differences (down €146 million) and greater costs for early retirement incentives (€91 million). These changes were partially offset by an improvement in the generation margin (€145 million) and the benefits of the settlements with Siemens and prior-year items settled with the ISO (now Terna) for a total of €92 million.
Operating income came to €2,197 million, down €201 million or 8.4% from 2005. The decline in the gross operating margin described above was partially offset by the benefits resulting from the €57 million decrease in provisions for impairment losses.
Capital expenditure

Millions of euro
	2006	2005	2006-2005

Generation plants:
- thermal	627	487	140	28.7%
- hydroelectric	130	178	(48)	-27.0%
- geothermal	77	84	(7)	-8.3%
- other resources	31	19	12	63.2%
Total generation plants	865	768	97	12.6%

Other investments in property, plant and equipment	15	10	5	50.0%
Investments in intangible assets	17	20	(3)	-15.0%

TOTAL	897	798	99	12.4%
Capital expenditure came to €897 million, €865 million of which for generation plants. The main investments for 2006 concerned the continuation of projects on thermal plants in the amount of €627 million (including the coal conversion of the Torrevaldaliga Nord plant for €303 million and the transformation of the Santa Barbara plant to combined cycle for €55 million), the refurbishing/repowering of various hydroelectric plants in the amount of €130 million, and various projects concerning geothermal generation plants (€77 million, including €25 million for drilling as part of the mining activities for new geothermal generation development opportunities) and wind plants (€31 million).

Domestic Infrastructure and Networks
The Domestic Infrastructure and Networks Division is responsible for operating the electricity and gas distribution networks.
The activities are carried out by:
▪	Enel Distribuzione and Deval (the latter’s operations are limited to the Valle d’Aosta region) for the distribution of electricity to the free and regulated markets;
▪	Enel Rete Gas for the distribution of gas;
▪	Enel Sole for public and artistic lighting.
Regulatory and rate issues
Electricity
Regulatory issues
At the end of September 2006, the Authority began proceedings to determine the rates for the transmission, distribution and metering of electricity (Resolution no. 208/06) and set service quality parameters for those services (Resolution no. 209/06), which will come into force in the 2008-2011 regulatory period.
As regards rates, the Authority plans to refine the mechanisms for promoting service efficiency and the incentives for the development of transmission infrastructure and metering devices. As part of the ongoing liberalization of the electricity sector, rate mechanisms will be simplified and the rate system for connections and other flat-rate fees will be adjusted.
As regards service quality, in the 2008-2011 period a number of changes on which the Authority is already working is due to come into effect. They include the regulation of the quality of the call centers of commercial companies and the extension of indemnities for failure to meet service continuity standards to low-voltage customers.
On December 18, 2006, with Resolution no. 292/06, the Authority introduced the requirement for distributors to install new digital meters on the premises of all low-voltage customers between 2008 and 2011, following a roll-out plan divided into four stages: at least 25% of the new meters must be installed by 2008, 65% by 2009, 90% by 2010 and 95% by 2011. The resolution also confirmed the recognition in rates of the capital expenditure on electronic metering devices and remote control systems only for operators that have effectively carried out such expenditure, and announced the activation of an equalization mechanism to discourage suppliers from failing to install the new devices or delaying the replacement of existing electromechanical meters.

Administrative and accounting unbundling
With Resolution no. 11/07 the Authority approved the integrated text of measures regarding administrative and accounting unbundling for companies operating in the electricity and gas industry and the related publication and notification requirements.
The measure amends the previous rules governing administrative and accounting unbundling (Resolutions nos. 310/01 and 311/01), establishing rules for functional separation in order to ensure, among other things, the independence of the managers that operate essential infrastructure. It also provides for the functional separation of the measurement and registration of metering data as from 2010 for the distribution of electricity and as 2012 for the distribution of natural gas. The integrated text also allows the option, which Enel has elected, to apply the new regulations governing unbundling as from 2008.
Rates and rate updates
With Resolutions nos. 203/06 and 275/06 issued in September and December 2006, respectively, the Authority updated the rates for distribution services for 2007. The adjustment is in line with the level established in 2006, when the price cap was set assuming annual consumer price inflation of 1.9%, and an annual average fixed investment deflator of 2.6%. Connection and other fixed fees were also reduced by 1.6% (about €10 million) entirely as a result of the price-cap effect. Resolution no. 275/06 also updated the rate component for metering activities (MIS). Specifically, the component was increased by 12%. In line with this change, the distribution rates for residential customers for 2007 were updated. For these customers, the validity of the additional rate plans approved for 2006 was extended until June 30, 2007, i.e. until the complete liberalization of the residential market scheduled for July 1, 2007. The extension does not prejudice the right of operators to suspend the options or modify them in relation to the D1, D2 and D3 rates that came into effect on January 1, 2007.
With Resolution no. 202/06 of September 20, 2006, the Authority approved the value of Deval’s specific company adjustment factor for revenues eligible to cover distribution costs for 2004. This value allows an increase in equalized eligible revenues of about €1.6 million, compared with around €1.2 million originally recognized by the Electricity Equalization Fund during the preparatory phase in June 2006.
Energy efficiency
With Resolution no. 293/06, in implementing the ministerial decrees of July 20, 2004, which established the targets for increasing energy efficiency in end-user consumption for the period 2005-2009, the Authority established the energy savings targets for 2007 at 633 ktep at the national level. The Enel Group incurs 61% of this savings, equal to about 385 ktep. For 2006, Enel achieved the energy savings targets of 187 ktep, or 60% of the national target.
Service quality and continuity
As of 2006, the integrated text has included a new service continuity parameter, which sets a maximum number of permissible supply interruptions for high-voltage and medium-voltage customers, which varies depending on the population densities of the areas. Distribution companies are liable to penalties if the number of service interruptions to larger high and medium-voltage customers exceeds the limit set by the Authority. The fines will be paid out in the form of automatic individual indemnities to all high- and medium-voltage customers who have received the worst service, regardless of size, as long as they can demonstrate that their electricity systems meet the minimum technical standards set by the Authority. If customers fail to upgrade their systems, they will be liable to pay a specific rate charge (SRC) to distributors. The charges are therefore structured so that customers that fail to comply with the technical standards will pay an appropriate penalty.
On November 21, 2006, with Resolution no. 257/06, the Authority published the level of continuity of the electricity supply service for 2005, which shows that Enel Distribuzione improved its performance by 12% compared with 2004, for which it received bonus payments amounting around €118 million.
Inquiries and fact-finding investigations
With Resolution no. 237/06, the Authority for Electricity and Gas initiated an inquiry relating to the possible imposition of a fine on Enel Distribuzione for its failure to meet its obligation under Resolution no. 200/99 to take meter readings at least once a year from customers with contracts for supplies of up to 30 kW. The inquiry covers the years 2003, 2004 and 2005. The Authority will issue its final decision in June 2007.
With Resolution no. 152/04, the Authority initiated a formal inquiry to determine the possible responsibility of electricity generators, distributors and the ISO (GRTN, now the Electricity Services Operator – ESO) concerning the blackout of September 28, 2003. On December 15, 2006, the Authority closed the inquiries concerning generators with regard to sanctions without issuing penalties in view of the reduced fines they paid in settlement. With Resolution no. 274/06 of December 5, 2006, the Authority closed the formal inquiries concerning certain distribution firms and consortia, again without levying fines. More specifically, concerning Deval, it was established that load-reduction equipment operated as expected at the time of the interruption. The inquiries concerning Enel Distribution and five other parties are still open, as are the inquiries concerning generators concerning the possible adoption of prescriptive measures. The deadline for the closure of the inquiry has been extended to May 31, 2007.
Gas
Rates and rate updates
With Resolution no. 122/05, transposing the ruling of the Lombardy Regional Administrative Court, which partially voided Resolution no. 170/04, the Authority introduced the principle of recognition of new investments carried out by the distributor in the distribution rate. Pursuant to a ruling by the Council of State, the Authority issued Resolution no. 218/06, which amended the rate methodologies used for the most recent three gas years (October 2005 — September 2008) of the current regulatory period. Specifically, the Resolution provides for:
▪	productivity gain rates of 4.8%, 4.6% and 4.4% for the gas years 2005-2006, 2006-2007 and 2007-2008, compared with a constant value of 5% as envisaged in Resolution no. 170/04. This measure complies with the ruling of the Council of State, which required the price cap to decrease in the regulatory period;
▪	a further reduction of the “X factor” for distribution companies that have carried out business combinations and thus contributed to a reduction in their total number. A preliminary estimate suggests that Enel should see an average annual reduction of around 2% in its X factor over the next two years;
▪	the option for start-up plants, i.e. those in the first three years of operations, to waive the rate-setting freedom granted to them and set their rates, as from the gas year 2005-2006, using the same criteria for ordinary plants. In this case, they may access a “compensation fund for high-cost areas” established with the Electricity Equalization Fund to mitigate the rate impact of the substantial investments made during the start-up period.
The Resolution has a positive impact on Enel of €1.1 million for 2006, about €5 million for 2007 and about €8 million for 2008.
Distribution concessions
The “thousand extensions” decree (Decree Law 273 of December 30, 2005, ratified on February 23, 2006, and published in Gazzetta Ufficiale no. 49 of February 28, 2006) set the end of the transition period at December 31, 2007, with the possibility of an automatic extension of no more than two years in the event that at least one of the conditions indicated in Article 15(7) of the Letta Decree was met. The validity of the gas distribution concessions held by Enel has thereby been extended until December 31,

2009. These can be extended for an additional year (until December 31, 2010), upon approval of the local authority granting the concession for substantiated reasons of public interest.
Finally, the decree establishes that concessions for which public funding has been provided (Law 784 of November 28, 1980 and Law 266 of August 7, 1997) are to expire in 2012 or, if later, twelve years after the entry into force of the Decree of the Ministry for the Economy and Finance that approved the final results of action.
As regards the indemnity due to operators for concessions whose expiry is brought forward of their natural expiry date as a result of the above legislation, Article 15(5) of the Letta Decree establishes that the new operator shall pay reimbursement calculated on the basis of the provisions of the agreements or contracts and, where the intention of the parties cannot otherwise be determined, on the basis of an industrial estimate of the plants.
The Energy Bill approved by the Council of Ministers in June 2006 seeks to bring greater efficiency to the industry through the geographical aggregation of gas distribution activities.
Assessment of the safety of gas systems
Resolution no. 40/04 established complex administrative procedures for new connections to the distribution network. Since July 1, 2005 this has produced long delays in the activation of new accounts. Resolution no. 87/06 of April 22, 2006 simplified Resolution no. 40/04 by allowing the distributor to activate supply even if the customer has submitted incomplete documentation. The Resolution gives local municipalities the power to carry out direct inspections of the gas installations, at the expense of the customer who has failed to complete the procedures.

Operating performance of the Domestic Infrastructure and Networks Division

Millions of euro
	2006	2005	2006-2005

Electricity
Revenues	5,421	5,231	190
Gross operating margin	3,297	3,247	50
Operating income	2,558	2,552	6

Gas
Revenues	286	301	(15)
Gross operating margin	121	151	(30)
Operating income	31	76	(45)

Total
Revenues	5,707	5,532	175
Gross operating margin	3,418	3,398	20
Operating income	2,589	2,628	(39)
Operating assets	16,875	15,708	1,167
Operating liabilities	4,042	3,567	475
Employees at year-end (no.)	24,701	25,769	(1,068)
Capital expenditure	1,459	1,570	(111)
Electricity distribution and transport networks

	2006	2005		2006-2005

High-voltage lines at year-end (km)	18,804	18,952		(148)
Primary substations at year-end (no.)	2,047	2,025		22

Medium-voltage lines at year-end (km)	336,517	335,151		1,366
Secondary substations at year-end (no.)	413,887	411,404		2,483

Low-voltage lines at year-end (km)	740,979	736,026		4,953

Satellite centers at year-end (no.)	483	495		(12)

Electricity transported on Enel network (millions of kWh)	255,038	251,045	(1)	3,993

(1)	Including 1,472 million kWh of electricity wheeled in previous years but commercially recognized in 2005.
The size of the electricity distribution network shows no significant change with respect to December 31, 2005. The electricity transported shows an increase of 1.6%, which reflects the growth of the domestic market. Excluding electricity transported in previous years but commercially recognized in 2005 (about 1.5 TWh), the increase would be about 2.2%.

Gas distribution and transport networks

	2006	2005	2006-2005

Gas transported (millions of cubic meters)
- for Enel Group companies	3,252	3,613	(361)
- for non-Enel Group companies	412	333	79
Total gas transported	3,664	3,946	(282)

Network at year-end (km)	31,113	29,869	1,244
The decrease in gas transported of around 7.1% with respect to the previous year is related to the decrease in volumes sold owing to the developments described in the comments on the Domestic Sales Division.
Operating performance
Revenues in 2006 totaled €5,707 million, an increase of €175 million compared with 2005 (up 3.2%) due to the following factors:
▪	a €190 million increase in revenues from the electricity network, essentially consisting of higher revenues of €124 million from electricity transport, which reflects the greater volumes of electricity transported, and €79 million in bonuses for service continuity. The increases were partially offset by a decline of €17 million in connection fees;
▪	a €15 million reduction in revenues from the gas distribution network, reflecting a fall of €9 million in volumes transported and the effect of the recognition in 2005 of non-recurring income of €10 million.
The gross operating margin came to €3,418 million, an increase of €20 million attributable to:
▪	a €50 million increase in the performance of the electricity network, essentially due to the improvement in the electricity margin (€104 million), higher net bonuses for service continuity and a reduction in operating costs. The increases were partly offset by higher charges of €252 million to cover early retirement incentives and a decline of €17 million in connection fees;
▪	a €30 million decrease in the margin from the gas distribution network mainly attributable to the reduction in volumes transported, the recognition of non-recurring revenues in 2005 (a reduction of €10 million) and a rise in personnel costs in connection with the early termination of employment contracts.
Operating income, net of depreciation, amortization and impairment losses totaling €829 million (€770 million the previous year), amounted to €2,589 million, a reduction of €39 million compared with 2005 (down 1.5%).

Capital expenditure

Millions of euro
	2006	2005	2006-2005

Investments in electricity distribution networks	1,200	1,319	(119)	-9.0%
Investments in gas distribution networks	88	70	18	25.7%
Other investments in property, plant and equipment	93	100	(7)	-7.0%
Investments in intangible assets	78	81	(3)	-3.7%

Total	1,459	1,570	(111)	-7.1%
Capital expenditure fell by €111 million, due essentially to a decline in investments in the low-voltage distribution network as a result of the gradual completion of the digital metering project.

International
All resources used in international activities relating to the production, distribution and sale of electricity and gas are concentrated in the International Division.
The chief geographical areas of operation are:
▪	the Iberian peninsula, where the Division is engaged in power generation (Enel Viesgo Generación and Enel Unión Fenosa Renovables), power distribution and sales, and support services (Electra de Viesgo Distribución, Enel Viesgo Energía and Enel Viesgo Servicios) in Spain;
▪	Central Europe, where it is engaged in power generation in Slovakia (Slovenské elektrárne) and wind-power development (Erelis) in France;
▪	South-eastern Europe, where it is active in generation and support services in Bulgaria (Enel Maritza East 3 and Enel Operations Bulgaria) and power distribution, sales and support services in Romania (Enel Electrica Banat, Enel Electrica Dobrogea and Enel Servicii);
▪	Russia, with energy trading and sales (RusEnergoSbyt) and generation plant operation (ESN Energo) in the Russian Federation;
▪	the Americas, where it is engaged in generating power from renewable resources (Enel North America, Enel Latin America and Enel Panama).
Regulatory and rate issues
Spain
Royal Decree Law no. 3/2006
On February 28, 2006, Law Decree no. 3/2006 was published. It seeks to reduce the Spanish rates deficit through two measures:
▪	an obligation for bilateral contracting between power generators and distributors of the same group at a regulated price of €42.35/MWh;
▪	the deduction from generation remuneration, for volumes corresponding to sales of electricity on the pool market, of the value of emission rights allocated free of charge in the national plan for the period 2005-2007.
The Decree was approved by Parliament and came into force on March 2, 2006. To date, however, only the obligation for intragroup contracting has been applied, while application of the deduction of CO2 rights is awaiting more detailed regulations.

Royal Decree Law no. 7/2006
On June 23, 2006, the Spanish Government approved a decree law reforming certain important aspects of the Spanish electricity market, including:
▪	the abolition of stranded costs (Costes de Transición à la Competencia, or CTC): the CTCs, introduced by Spanish Law 54/1997, have been acknowledged to be both inefficient and superfluous. Inefficient, in that they distort the offers made to the pool market; superfluous, in that the high market prices have already enabled recovery of the costs of market liberalization;
▪	rates deficit: the 2% limit on the annual increase in the average reference rate has been abolished;
▪	new incentives for the use of domestic coal: the Spanish Government can now establish incentives of up to €10/MWh over an indefinite time period, compared with the current €6/MWh, which was only guaranteed through 2007;
▪	incentives for generation from renewable resources: payment of an incentive that increases independently from that of the reference rate.
Royal Decree Law 809/2006
On June 30, 2006, the Spanish Government increased the rate for industrial customers by 6% in order to recover a portion of the 2005 deficit, which is considered as a system cost and, as such, to be financed through rates of the next 14 years.
As from July 2007, it will be mandatory for new users to install meters that allow for the application of hourly rates and remote metering. The Government will also develop a plan for replacing old meters at the national level.
Antitrust proceedings
On November 8, 2004, the Spanish antitrust authority, Servicio de Defensa de la Competencia (SDC), in response to a report filed by the Comisión Nacional de Energía (CNE), opened antitrust proceedings against Enel Viesgo Generación for alleged abuse of a dominant position in the technical restraints market in 2002 and in the first few months of 2003. In January 2005, the inquiry was extended to all of 2003.
On October 5, 2005, the results of the inquiry were reported, and on November 3, 2005, the SDC brought the case to the Spanish antitrust court, Tribunal de Defensa de la Competencia (TDC). On December 28, 2006, the TDC concluded its deliberations and imposed a fine of €2.5 million on Enel Viesgo Generación. The court further ordered the company to desist from the conduct for which it had been sanctioned. Enel Viesgo Generación appealed against the sentence to the Audiencia Nacional (the Spanish high court) and requested a precautionary suspension of the fine.

On May 8, 2005, the SDC initiated a second investigation of Enel Viesgo Generación for alleged abuse of a dominant position in the technical restraints market. The proceedings, where are in response to a complaint filed by another operator, regard the period from mid-2004 through the first part of 2005. The other operator has also petitioned the TDC to extend the period under investigation to include all of 2005.
Emissions trading
In Spain, the plants of Enel Viesgo Generación have been allocated emissions allowances of 3.9 million metric tons for 2005, 3.4 million metric tons for 2006 and 2.7 million metric tons for 2007. Actual emissions exceeded these allowances by 2.1 million metric tons in 2005 and 0.7 million metric tons in 2006. In order to cover the deficit, Enel Viesgo Generación has turned to the spot market for 3.1 million metric tons, slightly more than the shortfall, thereby closing the year with an allowance inventory of 0.3 million metric tons.
In that regard, Spain’s Royal Decree Law 3/2006 also calls for the deduction from the generation remuneration component of a portion of the emission rights allocated free of charge by the national plan for 2006. Issuance of the related detailed regulations is still pending.
Spain’s allocation plan for 2008-2012 was approved by the Government with a Royal Decree of November 24, 2006: the plan allocates emissions allowances equal to 3.2 million metric tons a year to Enel Viesgo Generación.
Slovakia
The New Decommissioning Fund Act (Law 238 of March 16, 2006)
On April 26, 2006, the Slovakian Government published Law 238, which sets out new criteria for the establishment and management of the fund for the decommissioning of nuclear power plants and the management of related waste. More specifically:
▪	the law recognizes and details a shortfall in the fund that had accumulated through the date on which the law went into effect. The law calls for this shortfall to be covered by a levy to be applied to all electricity consumers. The amount of this levy is not specified in the law;
▪	for the contributions subsequent to July 1, 2006, the fund is to be financed by the operators of the nuclear power plants. The size of the contributions is to be set in accordance with a two-part mechanism, with an annual fixed component in the amount of about €9,000 per MW of nuclear power output and a variable component equal to 5.95% (6.8% for the period from July 1 to December 31, 2006) of revenues from the sale of electricity generated by nuclear power plants;

▪	the law also establishes that, for the 2007-2011 period, the total annual contribution to the fund by Slovenské elektrárne (SE) will in no event exceed €48 million.
In early June, the Slovakian Government appointed the members of the fund’s board of trustees, the fund’s top administrative body.
The must-run plants of Slovenské elektrárne (SE)
Slovenské elektrárne (SE) owns two thermal plants that, in compliance with the “general economic interest” clause of the new Slovakian Energy Act (Law 658/2004), are required to guarantee availability of capacity and electricity.
The law states that SE is to be compensated for costs, incurred for the operation of these plants, that cannot be recovered through the sale of electricity on the market, through a system costs (SC) rate component levied on all final consumers. This rate component is set annually by the Slovakian regulator (URSO) based on the expected extra costs to be paid to SE.
The URSO set the reimbursement for the two must-run plants (ENO and EVO) at a total of SKK 2.2 billion (equal to about €59 million) for 2005 and, with its Decisions nos. 9/2006/E, 150/2006 and 290/2006, set the compensation for 2006 at a total of SKK 2.7 billion (equal to about €72 million). With reference to the confirmed final results, SE feels that the amount for 2005 is insufficient, and, in May 2006, filed a formal request for an additional reimbursement from URSO and obtained an additional amount of SKK 0.7 billion (around €18 million).
Proposed amendments to the Regulatory Act and the Energy Act
On October 5, 2006 the Slovakian Ministry for the Economy published a proposal for changes to the Slovakian Regulatory Act, which established the Slovakian regulator URSO and the Energy Act. The draft was published for consultation; it includes important changes to the laws relating to powers for the regulation of generation prices and wholesale selling.
SE has submitted its own observations, which criticize the substance of the new proposals in the draft.
Emissions trading
For 2006, Slovenské elektrárne was allocated emissions allowances for 5.3 million metric tons, while actual emissions were about 0.6 million metric tons less.
As regards the 2008-2012 allocation plan, Slovenské elektrárne was allocated allowances equal to an annual average of 9.2 million metric tons of CO2 out of a total of 41.3 million metric tons. With Communication COM(2006) 725 of November 29, 2006, the European Commission imposed a 25% reduction in the cap on total emission allowances. The

Slovakian Government must now revise its plan and redistribute the allocation among the plants in the different sectors.
Romania
Rate issues
Distribution rates are established with a system that regulates rates for end users while safeguarding the profits of distributors, covering distribution costs within the limits of a price cap. Rate increases are subject to a cap of 18% in real terms. The regulatory period lasts five years, with the exception of the first, which is three years (2005-2007). For 2006, the recognition of costs submitted in accordance with the system led to a real rate increase of 18% for Enel Electrica Banat and 16.9% for Enel Electrica Dobrogea.
Unbundling
By July 2007, electricity distribution and sales companies are required to implement corporate unbundling. Regulations require the creation of separate companies for distribution network operation and sales, and, consequently, separate administration, accounting and management.
Certain aspects of the unbundling have yet to be settled, such as the structure of the “default supplier” (i.e. the supplier of customers of the regulated market who, after July 2007, do not exercise the right to choose their supplier) and the supplier of last resort (which steps in the event of the bankruptcy of the default supplier) of customers on the regulated market who, after July 2007, do not exercise the right to choose their supplier.
The default supplier role will be performed by the same electricity distribution/sale companies. To date, however, the procedures for the purchase of electricity for customers who remain in the regulated market have yet to be defined. Discussions are also under way with the Authority for the recognition of unbundling costs.

Operating performance of the International Division

Millions of euro
	2006	2005	2006-2005

Revenues	3,068	1,858	1,210
Net income/(charges) from commodity risk management	91	(14)	105
Gross operating margin	918	485	433
Depreciation, amortization and impairment losses	399	178	221
Operating income	519	307	212

Operating assets	10,008	4,282	5,726
Operating liabilities	4,037	813	3,224
Employees at year-end (no.)	13,861	5,024	8,837
Capital expenditure	467	299	168
The following table breaks down results by geographical area:

Millions of euro	Revenues			Gross operating margin			Operating income
	2006	2005	2006-2005	2006	2005	2006-2005	2006	2005	2006-2005

Iberian peninsula	1,049	1,289	(240)	235	284	(49)	110	143	(33)
Central Europe	975	—	975	389	—	389	198	—	198
South-eastern Europe	670	452	218	180	128	52	127	112	15
Russia	202	2	200	7	1	6	7	1	6
Americas	172	115	57	107	72	35	77	51	26

Total	3,068	1,858	1,210	918	485	433	519	307	212
Net electricity generation

Millions of kWh
	2006	2005	2006-2005

Thermal	9,640	9,324	316	3.4%
Nuclear	10,692	—	10,692	—
Hydroelectric	6,011	2,887	3,124	108.2%
Wind	846	957	(111)	-11.6%
Other resources	327	457	(130)	-28.5%

Total net generation	27,516	13,625	13,891	102.0%
Net generation abroad in 2006 totaled 27,516 million kWh, an increase of 13,891 million kWh compared with 2005, attributable primarily to the consolidation of Slovenské elektrárne (15,618 million kWh), which mainly contributes with nuclear power generation (10,692 million kWh). The increase was partly offset by a decrease in net generation in Spain (2,336 million kWh of mainly thermal generation).

Contribution to gross thermal generation

Millions of kWh
	2006		2005		2006-2005

High-sulfur fuel oil (S>0.25%)	148	0.7%	622	6.1%	(474)	-76.2%
Natural gas	129	0.6%	483	4.7%	(354)	-73.3%
Coal	10,578	47.0%	9,172	89.2%	1,406	15.3%
Nuclear fuel	11,633	51.7%	—	—	11,633	—

Total	22,488	100.0%	10,277	100.0%	12,211	118.8%
As regards the mix of fuels used for thermal generation, the proportion of the various fuels used for gross thermal generation in 2006 was greatly influenced by the use of nuclear fuel following the inclusion of Slovenské elektrárne in the scope of consolidation. The increased use of coal and the reduced use of other fuels also reflect the factors already mentioned regarding net generation.
Enel’s net efficient generation capacity abroad

MW
	at Dec. 31, 2006		at Dec. 31, 2005	2006-2005

Thermal plants	3,740		2,141	1,599
Hydroelectric plants	3,772		1,159	2,613
Wind plants	283		412	(129)
Nuclear plants	2,460		—	2,460
Alternative energy resources	46		74	(28)

Total	10,301	(1)	3,786	6,515

(1)	Of which 1,559 MW from Slovenské elektrárne subject to the carve out: EBO V1 nuclear plant for 820 MW and hydroelectric plants for 739 MW (of which 720 MW from the Gabcikovo plant).
The net efficient generation capacity abroad increased by 6,515 MW in 2006, which mainly reflects the addition to the scope of consolidation of Slovenské elektrárne, which contributed 6,442 MW to the total, and of Enel Panama, which contributed 150 MW. In addition to these, the total net efficient capacity of the plants of Enel Latin America registered an increase of 123 MW, mainly in connection with the acquisition of hydroelectric plants in Brazil. Capacity was reduced by 145 MW as a result of the elimination of Enel Unión Fenosa Renovables from the scope of consolidation, which also shows up in the lower figures for generation from alternative resources and wind power.

Electricity transport and distribution networks

	2006	2005	2006-2005

High-voltage lines at year-end (km)	6,142	6,116	26
Primary transformer stations at year-end (no.)	300	299	1

Medium-voltage lines at year-end (km)	33,050	33,012	38
Secondary transformer stations at year-end (no.)	22,429	22,275	154

Low-voltage lines at year-end (km)	43,770	43,288	482

Satellite centers at year-end (no.)	193	149	44

Electricity transported on Enel distribution network (millions of kWh)	12,570	9,651	2,919
At December 31, 2006, the size of the electricity distribution network was substantially unchanged with respect to the corresponding period of the previous year. Much of the increase in the electricity transported is ascribable to the inclusion of the Romanian companies in the scope of consolidation in the 2nd Quarter of 2005, which added 2,804 million kWh to the total.
Electricity sales

Millions of kWh
	2006	2005	2006-2005

High-voltage	10,160	3,085	7,075	—
Medium-voltage	1,938	1,347	591	43.9%
Low-voltage	5,055	3,661	1,394	38.1%

Total	17,153	8,093	9,060	111.9%
Electricity sold by the International Division in 2006 increased by 9,060 million kWh, a rise that is mainly attributable to the inclusion in the scope of consolidation of RusEnergoSbyt (up 7.6 billion kWh) as of June 2006, and of the Romanian companies (up 1.5 billion kWh) from the end of April 2005.
Operational performance
Revenues increased by €1,210 million (up 65.1%) in 2006, from €1,858 million to €3,068 million. The increase is essentially due to the consolidation of Slovenské elektrárne (€975 million) and RusEnergoSbyt (€199 million) in the 2nd Quarter, and Enel Panama (€18 million) in the 3rd Quarter. Other factors contributing to the growth in revenues include the acquisition, in the 2nd Quarter of 2005, of the two Romanian firms involved in the sale and distribution of electricity (€166 million), higher revenues of €52 million from the Bulgarian companies and growth in revenues of the American companies of €39 million. The increases were partially offset by the reduction in revenues from the Spanish firms (down €240 million) related to lower energy sales and the application, beginning in the first part of 2006, of regulations governing negotiations between power generators and distributors within a single group.
The gross operating margin reached €918 million, an increase of €433 million (up 89.3%) over 2005. Of the total increase, €420 million is due to the change in the scope of consolidation, of which €389 million attributable to Slovenské elektrárne, €19 million to the Romanian companies, €6 million to RusEnergoSbyt and €6 million to Enel Panama. Also contributing were increases at Enel Maritza East 3 (€33 million) and the American companies (€29 million). The increase was partially offset by a reduction in the margin posted by the Spanish companies (down €49 million), mainly attributable to the lower volumes generated and the deconsolidation of 30% of Enel Unión Fenosa Renovables.
Operating income came to €519 million, an increase of €212 million compared with 2005, most of which (€199 million) is attributable to the change in the scope of consolidation for the period (€198 million for Slovenské elektrárne), as well as to the growth in operating income achieved by the American companies (€23 million) and to the Bulgarian companies (€23 million). These increases were partially offset by a €33 million loss at the Spanish companies.
Capital expenditure

Millions of euro
	2006	2005	2006-2005

Generation plants:
- thermal	139	83	56	67.5%
- hydroelectric	27	28	(1)	-3.6%
- geothermal	2	—	2	—
- nuclear	57	—	57	—
- alternative energy resources	84	111	(27)	-24.3%
Total generation plants	309	222	87	39.2%

Investments in distribution networks	124	62	62	100.0%
Other investments in property, plant and equipment	11	6	5	83.3%
Investments in intangible assets	23	9	14	155.6%

TOTAL	467	299	168	56.2%
Capital expenditure amounted to €467 million, an increase of €168 million on the previous year. In particular, the increase in investments in generation plants, equal to €87 million, mainly reflects the consolidation of Slovenské elektrárne (€64 million, of which €57 million in the nuclear field), investments in America by Enel North America and Enel Latin America amounting to €45 million, as well as an increase of €44 million in Spain (regarding in particular the transformation of the Escatrón plant to combined-cycle technology). These developments were partially offset by the decrease in capital expenditure following the proportionate consolidation of Enel Unión Fenosa Renovables (a reduction of €61 million), which mainly affected plants using alternative energy resources.
The increase in spending on distribution networks abroad, equal to €62 million, mainly reflects the increase in investment in Romania (€55 million) and Spain (€9 million).

Parent Company and Other Activities

Millions of euro
	2006	2005	2006-2005

Parent Company
Revenues	1,178	1,118	60
Net income/(charges) from commodity risk management	(4)	(14)	10
Gross operating margin	177	67	110
Income from equity exchange transaction	263	—	263
Operating income	423	53	370

Operating assets	1,013	1,263	(250)
Operating liabilities	1,275	1,604	(329)
Employees at year-end (no.)	652	569	83
Capital expenditure	13	11	2

Services and Other Activities
Revenues	1,161	1,741	(580)
Gross operating margin	179	315	(136)
Operating income	86	219	(133)

Operating assets	1,771	2,945	(1,174)
Operating liabilities	1,128	2,392	(1,264)
Employees at year-end (no.)	4,585	5,416	(831)
Capital expenditure	71	98	(27)
Parent Company
In its capacity as an industrial holding company, Enel SpA defines strategic targets for the Group and coordinates activities of subsidiaries.
In addition, Enel SpA manages central treasury operations and insurance risk coverage, providing assistance and guidelines on organization, personnel management and labor relations, accounting, administrative, fiscal, legal, and corporate matters. Moreover, Enel retains title to long-term electricity import contracts.
Operating performance
Revenues came to €1,178 million in 2006, up €60 million or 5.4% compared with 2005. The increase is primarily attributable to the growth in revenues from the sale of electricity, mainly due to higher sales prices (€27 million), and the release to the income statement of the gain recognized in equity in 2005 (€23 million) resulting from the fair value measurement of the Terna bonus shares, the rights to which were exercised in January 2006.
The gross operating margin in 2006 amounted to €177 million, an increase of €110 million on 2005 that is mainly attributable to the improvement in the margin on electricity sales (€38 million) and the income associated with the Terna bonus shares. These factors also combined with a reduction in operating costs, which was primarily related to lower provisions for disputes and litigation compared with 2005 (€45 million).
Operating income came to €423 million, an increase of €370 million over the previous year (€53 million), due both to the improvement in the gross operating margin and to the recognition of the income related to the Wind-Weather share exchange, partially offset by increased depreciation, amortization and impairment losses (€3 million).
Services and Other Activities
The Services and Other Activities area provides competitive services to the various Enel Group companies. The area includes real estate and facility services, IT services, personnel training and administration, administrative services, factoring and insurance services.
For the purposes of comparison, it should be noted that on April 1, 2005, Enel Ape (now Enel Servizi) acquired the “Administration” units of the Parent Company, Enel Distribuzione and Enel Produzione, and on July 1, 2005 the Group companies transferred their “Services” units to Enel Servizi. In addition, the Enelpower unit involved in engineering and construction activities for Group power plants was acquired by Enel Produzione on January 1, 2006.
Operating performance
Revenues for the Services and Other Activities area came to €1,161 million in 2006, compared with €1,741 million in 2005 (down 33.3%). This decline of €580 million is essentially the result of the transfer to Enel Produzione of the engineering and construction unit (€694 million), which was partially offset by higher revenues for staff services thanks to its acquisitions of these business units in the 2nd and 3rd Quarters of 2005 (€115 million).
The gross operating margin in 2006 came to €179 million, down €136 million or 43.2% compared with 2005, largely as the result of the reduction in engineering and construction activities (€103 million) and increased early retirement incentives (€32 million).
Operating income amounted to €86 million in 2006, down €133 million compared with 2005.

Outlook
In an increasingly competitive environment and ever greater attention to environmental issues, in 2007 Enel intends to improve upon the excellent results achieved last year.
In the domestic market, Enel has already developed its strategies for the liberalization of the retail market, and is taking steps to consolidate its position with targeted service plans for customers in the free market.
In additional, in line with the goal of strengthening its leadership position in renewables, Enel’s Environment and Innovation Project sets out its investment plans and initiatives to promote research and development in this sector, as well as new products and services to encourage the environmentally friendly use of energy by customers.
As regards efficiency, work continues on the completion of the conversion of plants to coal, the implementation of strategies to optimize fuel sourcing and measures to optimize service costs and network management. In particular, Enel has implemented new initiatives to achieve operational excellence through its Project Zenith, which involves all Divisions and is expected to begin generating significant cost savings already this year.
The major agreement reached with Acciona for the joint management of Endesa, subject to the condition that E.On does not acquire more than 50% of Endesa, significantly strengthens the international development plan of Enel, which will also continue to integrate and enhance the efficiency of the assets acquired.
The projects under way and all of the planned activities in the various sectors of Enel’s business, as well as the growth of international activities, will also have a positive impact in 2007, with operating results expected to improve even further.

Research and development
The Enel Group conducts competitive research aimed at increasing the competitiveness of generation plants by improving operating performance and compatibility with environmental policy. Research spending incurred in 2006 came to about €22 million, which is essentially in line with the figure for 2005 (€20 million).
“System research”, conducted for the benefit of all actors in the Italian electrical system, governed by regulations concerning the reorganization of the electrical industry, and remunerated through a specific rate component, is conducted by the associated company Cesi, in which the Enel Group held a 25.92% stake as of December 31, 2006.
In 2006, competitive research continued to concentrate on the various aspects of electricity generation, and in particular:
▪	development activities continued for the gas turbine diagnostics system, and efforts have begun on the development of the specific early diagnostics system for gas turbine and steam cycle anomalies for the Santa Barbara plant, which entered service in the 2nd Half of 2006;

▪	research activities have continued on the optimization of combustion in oil and coal-fired facilities of Enel Produzione. More specifically, the training simulator for the analysis of the dynamic behavior of the fluidized bed boiler and of the thermal cycle of the Sulcis plant is now being completed, and, with regard to the coal combustion systems of the Brindisi Sud thermoelectric plant, testing has begun in order to verify the behavior and performance of three different burners;

▪	in the area of emissions control, the activities begun in 2005 have continued with regard to the control of mercury with the start of the La Spezia pilot circuit and the development of the pollutant measurement technique for coal flue gas at the Marghera industrial pilot plant. Work on the online emissions database software has also begun. The purpose of this software is to provide an assessment of the impact of fuel on the pollution abatement systems and on stack emissions. Finally, work has continued on achieving “zero emissions” in geothermal operations, as well as the work that began in 2005 for the development of a method of assessing the contribution of coal-fired plants to the quantity of particulates in the atmosphere;

▪	the guidelines have been established for the plant implementation of a system of quality control and CE labeling of the light ash to be used in creating structural concrete. Efforts have also continued to optimize operations aimed at reusing fluidized bed ash. In addition, upon the conclusion of the “CENERI DOC” project financed by the Italian Ministry of Education, Universities and Research, the main results of the tests conducted on technologies to reduce the amount of material in ash that is not fully combusted and on the processes of producing and using fly ash were presented;

▪	within the scope of the Dynamis project, financed by the European Unión, a model has been developed to simulate coal gasification cycles coupled with systems that make it possible to subsequently separate the carbon dioxide produced, while also developing a model to simulate a low-temperature coal oxidation process with the separation of liquid carbon dioxide;

▪	activities have continued on the development of an advanced 12 MW hydrogen-powered thermoelectric unit to be located at the Fusina plant. The plant will run on the hydrogen currently available at the Marghera petrochemical center. In 2006, the hydrogen gas turbine was ordered, and the detailed engineering has begun. An order has also been issued to upgrade the Sesta test station in order to be able to conduct the full range of tests on hydrogen-fired combustors. Within the scope of the project financed by Fondo Integrativo Speciale per la Ricerca (FISR), work has begun to implement the changes to the pyrolysis (biomass) plant at Bastardo.

Human resources and organization
Organization
In the course of 2006, Enel continued to work towards the consolidation and development of its divisional structure to support the Company in view of the opening of the domestic market and the ongoing process of international expansion.
This is the context that saw the launch of the new structure of the Domestic Sales Division, with a Marketing unit devoted to market analysis and product development, as well as Sales units segmented by customer category. The reorganization of the Division with a view to integrating gas and electricity customers also involved the start of a process of corporate restructuring.
The reorganization of the Generation and Energy Management Division was completed. Its new structure includes business areas devoted to thermal and renewables generation, a single Energy Management business area responsible for planning generation and the sourcing and trading of fuel and electricity, and technical areas in charge of developing and building power plants, developing nuclear power skills and research.
The Domestic Infrastructure and Networks Division also underwent reorganization in 2006, which led to the creation of central “technical functions” focused on the synergies between the electricity and gas sectors in terms of know-how, core skills, best practices and information systems.
An Operations and Integration Department was created within the International Division to support business development processes in evaluating foreign acquisition targets and integrating those acquired.
At the Corporate level, the process of centralizing staff activities was completed, with the formation of a single central unit for corporate secretariat activities for Italy.
To increase control over the strategic processes in the Institutional and Regulatory Affairs Department, renamed the Regulatory Affairs and Corporate Strategy Department, Corporate Strategy units were created to coordinate strategy development. A Large Infrastructure Projects Unit was also set up to manage the megacommunities supporting the implementation of major infrastructure projects.

In 2006, the process of reorganizing the Information and Communication Technology Department was also implemented. The aim is to tighten the link between ICT development activities and the Company’s business, and increase the operational effectiveness of ICT processes through the establishment of a single position of responsibility to oversee products/services. The ultimate aim is to set up an end-to-end system stretching from the formalization of internal customer needs to the development of new applications within the framework of robust and centralized corporate governance arrangements.
The entire Company underwent a far-reaching review of governance and operational processes in 2006 with a view to assessing and mitigating the risks associated with the reliability and accuracy of corporate reporting. The resulting control system and the process documentation that describes the system are now an integral part of the body of corporate procedures.
Development and training
The human development and training initiatives of 2006 were aimed at achieving excellence in core skills, at managing internal growth effectively and at ensuring resources were available to fill key positions.
The main development initiatives relate to the development and progressive extension to foreign companies of specific assessment campaigns for personnel categories, a Group succession plan to ensure all key positions are filled, and an initial “climate survey” for all members of staff, to appraise the working environment in Enel.
In 2007, Enel will introduce a new performance appraisal system for top and middle management, and specially-tailored development projects for talented resources at various levels of the organization. It also plans to pursue a policy of extensive job rotation, especially at the international level, and will take steps to improve the working environment on the basis of the findings of the climate survey taken in 2006.
As regards training, the main areas of interest have been courses to develop and strengthen the executive skills of management-level staff, and institutional training aimed at inculcating a sense of identification with the culture and values of Enel and at expanding/consolidating a set of shared skills (interfunctional knowledge and skills). Enel also established specialized divisional training, particularly the Domestic Sales Division, the aim of which is to develop specific technical know-how and core skills to give personnel the necessary knowledge to manage change processes.
In 2007, Enel plans to overhaul its institutional programs, in line with its talent management policies. Enel also plans to extend specific development streams for professional areas to encompass all critical functions, and launch several specific initiatives to support the ongoing process of change (international expansion and market orientation). The activities planned for 2007 will receive an additional impetus from the upcoming establishment of “Enel University”.
Hiring
Personnel selection within Enel aims at ensuring the compliance of candidates selected with the requirements of the job profiles in the various entry-level positions through the hiring of dynamic young talents who can be developed within the Company, and at creating the conditions to enhance Enel’s appeal to the upper segments of the Italian and international labor market.
In 2006, Enel hired more than 1,000 people. In Italy, hirings totaled about 500 people, of whom 56% were young secondary school and university graduates, with the intention of strengthening the core business functions (engineering, plants, energy management in the Domestic Generation and Energy Management Division, the sales and marketing areas of the Domestic Sales Division, and the technical areas of the Domestic Infrastructure and Networks Division) as well as ICT and staff functions (especially the governance units). The technical and management structure of the International Division was also strengthened with the addition of specialized personnel and young graduates seeking international careers. Particular attention was given to the creation of a pool of skills in nuclear technology, which entailed the hiring of 17 people.
During 2006, various exchanges were organized between Enel and international universities, institutions and companies operating in the energy sector, in regions of strategic interest to the Company. The exchanges helped boost Enel’s national and international reputation as a center of excellence for energy and sustainable development.
In 2007, Enel plans to continue with the intense recruitment and hiring program begun in 2006 with the aim of strengthening the technical and engineering structures of the Domestic Generation and Energy Management Division and the Domestic Infrastructure and Networks Division, as well as the sales and marketing areas of the Domestic Sales Division and the International Division.
Compensation and incentive systems
Compensation policy in 2006 was focused on increasing the integration between processes of compensation and assessment, and saw an increase in use of variable retribution based on performance in the Company. In the area of short-term incentives, the Company reaffirmed management by objective (MBO) as its main tool (which involves around 93% of senior management and 13% of middle management), along with a special incentive system for sales personnel. With regard to medium to long-term incentives, a stock options plan was again implemented in 2006, involving about

88% of senior management. In line with the policies of recent years, 2007 will see a further intensification of the practice of customizing compensation tools for the most critical professional families, including the adoption of “total rewarding” approaches.
Labor relations
Electricity area
The most significant result in 2006 was the renewal of the work rules part of the national collective bargaining agreement for the electricity industry for the period 2005-2009, and the updating of the economic part of the agreement for the period 2005-2007, which the Company signed with the trade unions on July 18 after intensive negotiations. The renewal of the contract paved the way to the introduction of modern and flexible labor practices, especially in some areas such as working hours and the new structure of the labor market (types of contract, job security, etc.). October saw the establishment and start of activities of the bilateral committees envisaged in the labor agreement to deal with a series of “deferred commitments” relating to supplementary pensions, personnel classification, rules for industrial action and collation of the text of the agreement.
At the company level, in 2006 an agreement was signed for the allocation of performance bonuses for the period 2006-2007, and work was completed on the implementation of the divisional organization, with the transfer of processes and resources to Enel Servizi and the rationalization of the Domestic Generation and Energy Management Division following the transfer of engineering and construction operations for Group projects from Enelpower to Enel Produzione. Discussions over the creation of a Personnel Services Center, a Purchasing Area and the reorganization of the Domestic Sales Division were concluded during the year.
Gas area
In the gas area, in addition to the corporate rationalization process mentioned above in relation to Enel Gas (now Enel Energia), work was completed transferring assets and staff resources – the ICT and Administration units of Enel Rete Gas and Enel Gas – to Enel Servizi with effect from January 1, 2007, in compliance with the procedures set out in Article 47 of Law 428/90.
As regards the industry as a whole, intensive negotiations took place over the renewal of the national collective bargaining agreement for the gas and water industries (which expired on December 31, 2005).
On May 12, an agreement was reached with the founders of the executive complementary pension fund (Enel and Cordenel/Federmanager), which called for an increase in the contributions for the members.

Staffing levels
As of 31 December 2006, the Enel Group employed a total of 58,548 people.
This increase in the Group’s workforce was due to the acquisition of foreign companies (Slovenské elektrárne and its subsidiaries, Enel Operations Bulgaria, and RusEnergoSbyt). The balance of new hires and terminations of employment (a decrease of 2,369 employees) is in line with developments in previous years.
Changes in the total number of employees with respect to December 31, 2005 are summarized in the table that follows.

Employees at Dec. 31, 2005		51,778

Changes in the scope of consolidation:
- Simeo	24
- Slovenské elektrárne group	7,599
- Enel Operations Bulgaria	1,004
- RusEnergoSbyt (1)	389
- Enel Brasil Partecipações	101
- Enel Panama	72
- Metansicula	17
- Erelis	11
- sale of 30% of Enel Unión Fenosa Renovables (2)	(20)
- sale of business unit (to Hera)	(42)
- sale of Carbones Colombianos del Cerrejón	(16)
		9,139

Hirings		1,015
Terminations of employment		(3,384)

Employees at Dec. 31, 2006		58,548

(1)	Equal to 49.5% of the total workforce; also includes the acquisition of new branches in 2006.

(2)	Following proportionate consolidation after the sale of 30%.
At December 31, 2006, the number of foreign-based employees was 13,958.

Stock option plans
Since 2000 the Enel has implemented stock option plans each year in order to give the Enel Group – in line with international business practice and the leading Italian listed companies – a means for fostering management motivation and loyalty, strengthening a sense of corporate belonging in our key personnel, and ensuring their enduring and constant effort to create value, thus creating a convergence of interests between shareholders and management.
The remainder of this section describes the features of the stock option plans adopted by Enel and still in place in 2006.
2002 plan
In May 2001, accepting the proposals made by the Board of Directors (in consideration of the insufficiency of the remaining capital increase authorized by the shareholders in December 1999 to implement additional stock option plans to those adopted in 2000 and 2001), an extraordinary meeting of Enel’s shareholders initiated a new stock option plan, resolving:
▪	to revoke, with regard to the part not yet exercised by the Board of Directors, the enabling authority to increase the share capital granted in December 1999, while confirming all the acts carried out in the exercise of this power;
▪	to again grant the Board of Directors the authority for five years to increase share capital by a maximum of €60,630,750 (slightly less than 1% of capital at the time) through the issue of 60,630,750 ordinary shares with a par value of €1.00 each, bearing full dividend rights, to be offered for subscription against payment to executives – to be selected by the Board of Directors – of Enel itself and/or its subsidiaries, with the consequent exclusion of the preemptive rights pursuant to the Civil Code and the Consolidated Law on Financial Intermediation.
In carrying out this mandate from the shareholders, in March 2002 the Board of Directors approved the stock option plan for 2002 (supplemented in September of the same year), together with the Regulations for implementing it. The Regulations provided for the executives selected by the Board of Directors to be granted personal rights, non-transferable inter vivos (options), to subscribe a corresponding number of newly issued ordinary Enel shares. As established by the Board of Directors, the executives were divided into different brackets and the number of options granted to those in each bracket was determined by applying a multiplier to the ratio between the reference gross annual compensation of the bracket concerned and the value of a three-year option, determined on the basis of its market valuation. The right to subscribe the shares is subordinated to the condition that the executives concerned remain employed within the Group, with a few exceptions (such as, for example, termination of employment because of retirement or permanent invalidity, exit from the Group of the company at which the executive is employed, and succession) specifically governed by the Regulations.
The beneficiaries of the 2002 stock option plan also included those persons who had held, at different times, the position of Enel’s Chief Executive Officer during that year, in their capacity as General Manager.
The Regulations also established that the options granted – in the event the conditions of exercise were met – would be exercisable as follows: 30% as from the first year following the one in which they were granted, an additional 30% as from the second year subsequent to the one in which they were granted, and the remaining 40% as from the third year following the one in which they were granted, with the requirement that the deadline for exercising all the options is the fifth year following that in which they were granted.
In any event, the options are exercisable each year only during three time windows of fifteen trading days on the Italian Stock Exchange following: (i) the Board of Directors’ examination of the preliminary consolidated data, (ii) the Annual General Meeting’s approval of the financial statements of Enel SpA, and (iii) the Board of Directors’ approval of the third-quarter report.
With regard to conditions of exercise – suspensory in nature – the Regulations establish that all the options granted would become exercisable in the event that (i) Group EBITDA for the year in which the options were granted as estimated in the budget approved by the Board of Directors is exceeded and (ii) the percentage change in the price of Enel shares recorded on Borsa Italiana’s electronic stock exchange during the year in which the options were granted was greater – according to the calculation criteria set out in the Regulations – than the performance of a specific reference index, determined by the Regulations as the average of the MIBTEL index (weighting: 50%) and the FTSE Eurotop 300 Electricity index (weighting: 50%). If both objectives are not jointly achieved, all the options automatically lapse, there being no provision for a mechanism allowing them to be recovered.
The Regulations established that the strike price of the shares was to be determined by the Board of Directors as no less than the arithmetic average of the reference prices of Enel shares on Borsa Italiana SpA’s electronic stock exchange during the period between the date on which the options were granted and the same day of the preceding solar month. Subscription of the shares at the strike price is to be charged entirely to the beneficiaries, as the plan does not provide for any facilitated terms to be granted in this respect.

Developments in the 2002 stock option plan
Under the Regulations, the 2002 stock option plan involved the granting of a total of 41,748,500 options to 383 Group executives at a strike price of €6.426 (€6.480 for the options granted in September 2002). The review conducted by the Board of Directors to verify satisfaction of the conditions of exercise ascertained that during the year in which the options were granted both objectives – surpassing Group EBITDA and the performance of Enel’s shares with respect to the benchmark – were achieved, enabling exercise of all the options. Because of the early termination of employment of the related grantees, of the 41,748,500 options that were granted and became exercisable (i) 4,872,500 lapsed in the period between the date of granting of the options and the end of 2005 and (ii) no options lapsed during 2006.
Capital increase to serve the 2002 stock option plan
As a consequence of the foregoing, in April 2003 the Board of Directors, in partial execution of the enabling authority granted it by the Extraordinary Shareholders’ Meeting held in May 2001, approved a divisible capital increase (representing a maximum potential dilution of less than 0.7% of capital at the time) to serve the options granted with the stock option plan for 2002.
Specifically, on this occasion the Board of Directors approved a capital increase of a maximum of €41,748,500, to be subscribed by December 31, 2007, serving all the options granted under the 2002 plan (which had become exercisable), at a strike price amounting to (i) €6.426 for the 39,245,000 options granted in March 2002 and (ii) €6.480 for the 2,503,500 options granted in September 2002.
In execution of the Board resolution, in 2006 a total of 1,319,050 ordinary shares were issued and subscribed to serve the stock options for the 2002 plan exercised between February 2 and February 22, 2006, May 29 and June 16, 2006 and November 10 and November 30, 2006. They add to the 34,801,650 ordinary shares issued and subscribed serving the same number of stock options under the 2002 plan exercised in 2004 and 2005.
2003 plan
In May 2003, accepting the proposals made by the Board of Directors (in consideration of the insufficiency of the residual amount of the preceding authorization, granted by the shareholders in May 2001, to establish additional stock option plans) an extraordinary meeting of Enel’s shareholders initiated a new stock option plan, resolving:
▪	to revoke, with regard to the part not yet exercised by the Board of Directors, the enabling authority to increase share capital granted in May 2001, while confirming all the acts carried out in the exercise of this power;

▪	to grant the Board of Directors new authority to increase share capital by a maximum of €47,624,005 (about 0.8% of capital at the time), endowed with the same characteristics as the authority granted in May 2001 and to be used to serve the stock option plan for 2003, as already approved by the Board of Directors in April 2003.
The 2003 plan – whose beneficiaries include Enel’s Chief Executive Officer in his capacity as General Manager – is founded on the same rationale as the 2002 plan, following the provisions of the implementing Regulations with regard to the various features of the plan described earlier (specifically, the criteria that govern both the granting of the options to the beneficiaries of the plan and the preservation of entitlement to exercise the options, the vesting period of the options and the exercise of the options in pre-set temporal ‘windows’, the conditions for exercising the options, the procedures for determining the strike price of the shares and the absence of facilitated conditions for payment by the executives participating in the plan).
Developments in the 2003 stock option plan
The stock option plan for 2003 involved the granting of a total of 47,624,005 options to 549 Group executives at a strike price of €5.240. The review carried out by the Board of Directors to verify the satisfaction of the conditions of exercise ascertained that both objectives – surpassing Group EBITDA during the year in which the options were granted and the performance of Enel’s shares with respect to the benchmark index described in the Regulations that implement the plan – were achieved. It should be noted that the period for measuring the performance of both Enel’s shares and the benchmark – which, according to the Regulations, was to expire on December 31, 2003 – was extended by the Board of Directors until March 26, 2004. This was done in order to permit normal trading conditions to return and thus allow a more objective evaluation of whether the targets had been achieved in view of the placement of Enel shares with institutional investors carried out by the Ministry for the Economy and Finance in October 2003, which in itself was extraneous to the management of Enel, but because of its extraordinary size had a considerable influence on the performance of the shares. Therefore the conditions for exercising all the options granted under the 2003 plan were satisfied. Because of the early termination of employment of the related grantees, of the 47,624,005 options that were granted and became exercisable (i) 3,288,426 lapsed during the period between the date of granting of the options and the end of 2005 and (ii) 60,290 lapsed during 2006.

Capital increase to serve the 2003 stock option plan
In April 2004 the Board of Directors, entirely exercising the enabling authority granted it by the Shareholders’ Meeting held in May 2003, approved a divisible, paid capital increase (entailing a maximum potential dilution amounting to about 0.8% of capital at the time) to serve the options granted under the 2003 plan. This increase, amounting to a maximum of €47,624,005, is to be subscribed by December 31, 2008 and serves all the options assigned under the 2003 plan, which have become exercisable and have a strike price of €5.240.
To implement this Board resolution, in 2006 11,726,012 ordinary shares were issued and subscribed to serve the equal number of stock options in the 2003 plan that were exercised in the periods February 2 to February 22, 2006, May 29 to June 16, 2006, and November 10 to November 30, 2006. They add to the 30,500,492 ordinary shares issued and subscribed to serve an equal number of stock options in the 2003 plan exercised during 2004 and 2005.
2004 plan
In May 2004, an extraordinary meeting of the shareholders of Enel initiated a new stock option plan by resolving to grant the Board of Directors a new authorization to increase share capital by a maximum of €38,527,550 (about 0.6% of capital at the time), with characteristics similar to those of the previous authorizations granted in May 2001 and May 2003, and to be used to serve the 2004 stock option plan, as already approved by the Board of Directors in March 2004. The 2004 plan – whose beneficiaries include Enel’s Chief Executive Officer in his capacity as General Manager – is founded on the same rationale as the 2002 and 2003 plans, following most of the provisions of their implementing Regulations and departing from them only in manner described below.
In particular, although the division of the beneficiaries of the plan into brackets is maintained, provision is made for granting the options using proportional criteria and no longer through the application of a multiplier of the ratio between the reference annual gross compensation of the bracket to which the executive concerned belongs and the value of a three-year option as determined on the basis of market valuations.
Furthermore, the Regulations establish that – once the conditions of exercise have been satisfied – 15% of the options granted may be exercised as from the first year subsequent to the grant year, an additional 15% as from the second year subsequent to the grant year, an additional 30% as from the third year subsequent to the grant year, and the remaining 40% as from the fourth year subsequent to the grant year, with the deadline for exercising all the options being the fifth year subsequent to the grant year.
The temporal “windows” for exercising the options have also been eliminated. The options may be exercised each year at any time, with the exception of two blocking periods lasting indicatively one month before the approval of the draft annual financial statements of Enel SpA and the half-year report by the Board of Directors.
With regard to the conditions of exercise – which are suspensory in nature – while the Group EBITDA target has not changed, that connected with the performance of Enel shares with respect to the benchmark index is considered for the first time from a total shareholder return perspective, i.e. taking into account (both for Enel shares and for the benchmark) of the effect of the reinvestment of the respective gross dividends in the same securities. This change was adopted to ensure that the actual return that Enel shares are capable of earning for their shareholders, including in terms of the distribution of dividends, is consistent with the actual return, in the same terms, on the reference securities.
Developments in the 2004 stock option plan
The stock option plan for 2004 involved the granting of a total of 38,527,550 options to 640 Group executives at a strike price of €6.242. The review carried out by the Board of Directors to verify the materialization of the exercise conditions ascertained that both objectives – surpassing Group EBITDA during the year in which the options were granted and the performance of Enel shares with respect to the benchmark index described in the implemental Regulations of the plan – were achieved. It should be noted that the period for measuring the performance of both Enel’s shares and the reference index – which, according to the Regulations, was to expire on December 31, 2004 – was extended by the Board of Directors until March 25, 2005 in order to ensure normal trading conditions and thus permit an objective evaluation of whether the target had been achieved. This decision was prompted by the placement of Enel shares through a global offering carried out by the Ministry for the Economy and Finance in October 2004, which in itself was extraneous to the management of Enel and, because of its extraordinary size, could have distorted the performance of the shares.
The conditions for exercising all the options assigned under the 2004 plan were therefore satisfied. Because of early termination of the employment of the related grantees, of the 38,527,550 options that were granted and became exercisable (i) 1,625,500 lapsed in the period between the date on which the options were granted and the end of 2005 and (ii) 334,300 lapsed during 2006.
Capital increase to serve the 2004 stock option plan
In March 2005 the Board of Directors, entirely exercising the authority granted it by the Shareholders’ Meeting held in May 2004, approved a divisible, paid capital increase (entailing a maximum potential dilution of about 0.6% of capital at the time) to serve the options granted under the 2004 plan. This increase, amounting to a maximum of €38,527,550, is to be subscribed by December 31, 2009 and serves all the options assigned under the 2004 plan (insofar as they have become exercisable) at a strike price of €6.242.
To implement this Board resolution, in 2006 6,079,571 ordinary shares were issued and subscribed to serve the exercise of an equal number of stock options in the 2004 plan. They add to the 12,392,982 ordinary shares issued and subscribed to serve an equal number of stock options in the 2004 plan exercised during 2005.
2006 plan
In May 2006, an extraordinary meeting of the shareholders of Enel initiated a new stock option plan by resolving to grant the Board of Directors a new authorization to increase share capital by a maximum of €31,790,000 (about 0.5% of capital at the time), with characteristics similar to those of the previous authorizations granted in May 2001, May 2003 and May 2004 and to be used to serve the 2006 stock option plan, as approved by the same shareholders’ meeting in ordinary session (pursuant to the new regulations introduced in the Consolidated Law on Financial Intermediation by the law on the protection of savings).
The 2006 plan – whose beneficiaries include Enel’s Chief Executive Officer in his capacity as General Manager – is founded on the same rationale as the 2002, 2003 and 2004 plans, but is now even more consistent with international best practices, thanks to the establishment of multi-year performance objectives (rather than annual targets) in order to encourage the consolidation of results and accentuate the medium-term characteristics of this tool.
The 2006 plan largely adopts the provisions of the Regulations of the 2004 plan, differing only in the following respects.
The most significant difference regards the multi-year duration of the exercise conditions for the options, which retain their suspensory nature and continue to be linked to the same objectives (Group EBITDA and the performance of Enel’s share price with respect to the benchmark index) with a view to ensuring full convergence between the interests of shareholders and management.
More specifically, the 2006 plan establishes that an initial 25% of the options granted may be exercised on the condition that both of the objectives are achieved in 2006-2007, while the remaining 75% may be exercised subject to achievement of both objectives for 2006-2008. If one or both of the objectives are not achieved in 2006-2007, the initial 25% of the options can be recovered with the achievement of both objectives over the longer 2006-2008 period.
In addition, once the conditions of exercise have been satisfied, 25% of the options granted may be exercised as from the second year subsequent to the grant year, an additional 35% as from the third year subsequent to the grant year, and the remaining

40% as from the fourth year subsequent to the grant year, with the deadline for exercising all the options being the sixth year subsequent to the grant year.
Developments in the 2006 stock option plan
The 2006 plan involved the granting of a total of 31,790,000 options to 461 Group executives at a strike price of €6.842.
Because of early termination of the employment of the related grantees, of the 31,790,000 options that were granted and became exercisable, 286,000 lapsed in the period between the date on which the options were granted (August 2006) and the end of 2006.
The review to be carried out by the Board of Directors to verify the satisfaction of the exercise conditions for the 2006 plan is scheduled to take place as part of the approval of the draft financial statements for 2007 (for 25% of the options granted) and 2008 (for the 75% of the options granted).
Payment of a bonus connected with the portion of the dividends attributable to asset disposals, to be made in conjunction with the exercise of stock options
In March 2004, the Board of Directors voted to grant a special bonus, beginning in 2004, to the beneficiaries of the various stock option plans who exercise the options granted to them, establishing that the amount is to be determined each time by the Board itself when it adopts resolutions concerning the allocation of earnings and is based on the portion of the “disposal dividends” (as defined below) distributed after the granting of the options.
The rationale underlying this initiative is that the portion of dividends attributable to extraordinary transactions regarding the disposal of property and/or financial assets (“disposal dividends”) should be considered a form of return to shareholders of part of the value of the Company, and as such capable of affecting the performance of the shares.
The beneficiaries of the bonus are thus the beneficiaries of the stock option plans who – either because they choose to do so or because of the restrictions imposed by the exercise conditions or the vesting periods – exercise their options after the ex dividend date of the “disposal dividends” and therefore could be penalized. The bonus is not paid, however, for the portion of other kinds of dividends, such as those generated by ordinary business activities or reimbursements associated with regulatory measures.
Essentially, when beneficiaries of the stock option plans have exercised the options granted to them, since 2004 they have been entitled to receive a sum equal to the “divestiture dividends” distributed by Enel after the options have been granted but before they have been exercised. The bonus will be paid by the company of the Enel Group that employs the beneficiary and is subject to ordinary taxation as income from employment.

Under these rules, to date the Board of Directors has approved: (i) a bonus amounting to €0.08 per option exercised, with regard to the dividend (for 2003) of €0.36 per share payable as from June 24, 2004; (ii) a bonus amounting to €0.33 per option exercised, with regard to the interim dividend (for 2004) of the same amount per share payable as from November 25, 2004; (iii) a bonus amounting to €0.02 per option exercised, with regard to the balance of the dividend (for 2004) of €0.36 per share payable as from June 23, 2005; and (iv) a bonus amounting to €0.19 per option exercised, with regard to the interim dividend (for 2005) of the same amount per share payable as from November 24, 2005.
It should be noted that the overall dilution of share capital as of December 31, 2006 attributable to the exercise of the stock options granted under the various plans amounts to 1.83% and that further developments in the plans could, in theory, increase the dilution up to a maximum of 2.66%.
The following table summarizes developments in the stock option plans in 2006.

	2002 plan			2003 plan			2004 plan			2006 plan
	(year of expiration: 2007)			(year of expiration: 2008)			(year of expiration: 2009)			(year of expiration: 2012)
		Exercise	Market		Exercise	Market		Exercise	Market		Exercise	Market
	Number	price	price	Number	price	price	Number	price	price	Number	price	price
Options	of options	(euro)	(euro)(1)	of options	(euro)	(euro)(1)	of options	(euro)	(euro)(1)	of options	(euro)	(euro)(1)

Options outstanding at January 1, 2006	2,074,350	6.426	6.687	13,835,087	5.240	6.687	24,509,068	6.242	6.687	—	—	—

New options granted in 2006	—	—	—	—	—	—	—	—	—	31,790,000	6.842	6.990

Options exercised in 2006	1,319,050	6.426	7.433	11,726,012	5.240	7.138	6,079,571	6.242	7.293	—	—	—

Options lapsed in 2006	—	—	—	60,290	5.240	7.083	334,300	6.242	7.187	286,000	6.842	7.281

Options outstanding at December 31, 2006	755,300	6.426	7.815	2,048,785	5.240	7.815	18,095,197	6.242	7.815	31,504,000	6.842	7.815
- exercisable at December 31, 2006	755,300	6.426	7.815	2,048,785	5.240	7.815	3,672,711	6.242	7.815	—	—	—

(1)	Market prices are calculated on the basis of Consob instructions set out in recommendation no. 11508 of February 15, 2000 regarding disclosures on stock option plans.

Reconciliation of shareholders’ equity and net income of Enel SpA and the corresponding consolidated figures
Pursuant to Consob Notice no. DEM/6064293 of July 28, 2006, the following table provides a reconciliation of Group results for the year and shareholders’ equity with the corresponding figures for the Parent Company.

	Income	Shareholders’	Income	Shareholders’
Millions of euro	statement	equity	statement	equity
	2006	at Dec. 31, 2006	2005	at Dec. 31, 2005

Financial statements — Enel SpA:	3,347	14,600	2,696	15,025

- Carrying amount and impairment adjustments of consolidated equity investments and equity investments accounted for using the equity method	64	(18,010)	236	(17,311)

- Shareholders’ equity and net income (calculated using harmonized accounting policies) of the consolidated companies and groups and those accounted for using the equity method, net of minority interests	2,733	21,905	2,522	21,219

- Consolidation differences at the Group consolidation level	27	983	—	(277)

- Intragroup dividends	(3,084)	—	(1,610)	—

- Elimination of unrealized intragroup income, net of tax effects and other minor adjustments	(51)	(1,018)	51	401

TOTAL GROUP	3,036	18,460	3,895	19,057

TOTAL MINORITY INTERESTS	65	565	237	359

CONSOLIDATED FINANCIAL STATEMENTS	3,101	19,025	4,132	19,416

Consolidated financial statements

Consolidated Income Statement

Millions of euro	Notes
		2006		2005
			of which with		of which with
			related parties		related parties
Revenues
Revenues from sales and services	6.a	37,497	9,795	32,370	9,364
Other revenues	6.b	1,016	7	1,417	1
	[Subtotal]	38,513	9,802	33,787	9,365

Income from equity exchange transaction	7	263		—

Costs
Raw materials and consumables	8.a	23,469	14,620	20,633	13,762
Services	8.b	3,477	1,285	3,057	1,338
Personnel	8.c	3,210		2,762
Depreciation, amortization and impairment losses	8.d	2,463		2,207
Other operating expenses	8.e	713	45	911	27
Capitalized costs	8.f	(989)		(1,049)
	[Subtotal]	32,343	15,950	28,521	15,127

Net income/(charges) from commodity risk management	9	(614)	(519)	272	289

Operating income		5,819		5,538

Financial income	10	513	14	230	6
Financial expense	10	1,160		944
Share of income/(expense) from equity investments accounted for using the equity method	11	(4)		(30)

Income before taxes		5,168		4,794
Income taxes	12	2,067		1,934

Income from continuing operations		3,101		2,860

Income from discontinued operations	13			1,272	693

Net income for the period (shareholders of the Parent Company and minority interests)		3,101		4,132

Attributable to minority interests		65		237
Attributable to shareholders of the Parent Company		3,036		3,895

Earnings per share (euro)		0.50		0.67
Diluted earnings per share (euro) (1)		0.50		0.67
Earnings from continuing operations per share		0.50		0.46
Diluted earnings from continuing operations per share(1)		0.50		0.46
Earnings from discontinued operations per share		—		0.21
Diluted earnings from discontinued operations per share(1)		—		0.21

(1)	Calculated on the basis of the average number of ordinary shares in the year (6,169,511,965 in 2006 and 6,142,108,113 in 2005) adjusted for the diluting effect of outstanding stock options (65 million in 2006, 29 million in 2005).

Earnings and diluted earnings per share, calculated on the basis of options exercised to date, do not change with respect to the figures calculated as above.

Consolidated Balance Sheet

Millions of euro	Notes
ASSETS		at Dec. 31, 2006		at Dec. 31, 2005
			of which with		of which with
			related parties		related parties
Non-current assets
Property, plant and equipment	14	34,846		30,188
Intangible assets	15	2,982		2,182
Deferred tax assets	16	1,554		1,778
Equity investments accounted for using the equity method	17	56		1,797
Non-current financial assets	18	1,494		836
Other non-current assets	19	568		975
	[Total]	41,500		37,756

Current assets
Inventories	20	1,209		884
Trade receivables	21	7,958	1,935	8,316	2,756
Tax receivables	22	431		789
Current financial assets	23	402	10	569	3
Cash and cash equivalents	24	547		476
Other current assets	25	2,453	182	1,712
	[Total]	13,000		12,746

TOTAL ASSETS		54,500		50,502

Millions of euro	Notes
LIABILITIES AND SHAREHOLDERS’ EQUITY		at Dec. 31, 2006		at Dec. 31, 2005
			of which with		of which with
			related parties		related parties
Equity attributable to the shareholders of the Parent Company	26
Share capital		6,176		6,157
Other reserves		4,549		4,251
Retained earnings (losses carried forward)		5,934		5,923
Net income for the period (1)		1,801		2,726
	[Total]	18,460		19,057

Equity attributable to minority interests		565		359

TOTAL SHAREHOLDERS’ EQUITY		19,025		19,416

Non-current liabilities
Long-term loans	27	12,194		10,967
Post-employment and other employee benefits	28	2,633		2,662
Provisions for risks and charges	29	4,151		1,267
Deferred tax liabilities	30	2,504		2,464
Non-current financial liabilities	31	116		262
Other non-current liabilities	32	1,044		846
	[Total]	22,642		18,468

Current liabilities
Short-term loans	33	1,086		1,361
Current portion of long-term loans	27	323		935
Trade payables	34	6,188	3,064	6,610	3,799
Income tax payable		189		28
Current financial liabilities	35	941		294
Other current liabilities	36	4,106	303	3,390
	[Total]	12,833		12,618

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		54,500		50,502

(1)	Net income is reported net of interim dividend equal to €1,235 million for 2006 and €1,169 million for 2005.

Consolidated Statement of Cash Flows

Millions of euro	Notes
		2006		2005
			of which with		of which with
			related parties		related parties
Income for the period (shareholders of the Parent Company and minority interests)		3,101		4,132
Adjustments for:
Amortization and impairment losses of intangible assets	15	193		308
Depreciation and impairment losses of property, plant and equipment	14	2,160		2,561
Exchange rate gains and losses (including cash and cash equivalents)		(87)		22
Provisions		820		781
Financial (income)/expense		515		808
Income taxes	12	2,067		2,147
(Gains)/losses and other non-monetary items		(407)		(1,295)
Cash flow from operating activities before changes in net current assets		8,362		9,464

Increase/(decrease) in provisions		(749)		(814)
(Increase)/decrease in inventories		(109)		125	1
(Increase)/decrease in trade receivables		449	531	(1,919)	(1,365)
(Increase)/decrease in financial and non-financial assets/liabilities		776	118	250	(8)
Increase/(decrease) in trade payables		(497)	(542)	1,265	1,182
Interest income and other financial income collected		312	14	202	6
Interest expense and other financial expense paid		(847)		(1,065)
Income taxes paid		(941)		(1,815)
Cash flows from operating activities (a)		6,756		5,693
- of which: discontinued operations				730

Investments in property, plant and equipment	14	(2,759)		(3,037)
Investments in intangible assets	15	(204)		(220)
Investments in entities (or business units) less cash and cash equivalents acquired		(1,082)		(524)
Disposals of entities (or business units) less cash and cash equivalents sold		1,518		4,652
(Increase)/decrease in other investing activities		153		221
Cash flows from investing/disinvesting activities (b)		(2,374)		1,092
- of which: discontinued operations				(439)

Financial debt (new borrowing)	27	1,524		1,759
Financial debt (repayments and other changes)		(1,995)	(7)	(5,283)	12
Dividends paid	26	(3,959)		(3,472)
Increase in share capital and reserves due to the exercise of stock options	26	108		339
Capital contributed by minority shareholders		—		3
Cash flows from financing activities (c)		(4,322)		(6,654)
- of which: discontinued operations				(11)

Impact of exchange rate fluctuations on cash and cash equivalents (d)		4		14

Increase/(decrease) in cash and cash equivalents (a+b+c+d)		64		145
- of which: discontinued operations				280

Cash and cash equivalents at beginning of the year		508		363
- of which: discontinued operations				133

Cash and cash equivalents at the end of the year		572 (1)		508
- of which: discontinued operations (2)				—

(1)	Of which short-term securities equal to €25 million at December 31, 2006.

(2)	Cash and cash equivalents in respect of discontinued operations at the time of their disposal, equal to €413 million, were deducted from the gain on disposal included in the cash flow from disinvesting activities.

Statement of Income and Charges Recognized for the Period

Millions of euro	Notes
		2006	2005

Effective portion of change in the fair value of cash flow hedges		123	102
Change in the fair value of financial investments available for sale		45	132
Exchange rate differences		66	32

Net income for period recognized in equity	26	234	266
Net income for period recognized in income statement		3,101	4,132

Total income and charges recognized for the period		3,335	4,398

Attributable to:
- shareholders of the Parent Company		3,238	4,164
- minority interests		97	234

Notes to the financial statements
1.	Accounting policies and measurement criteria

Enel SpA, which operates in the energy utility sector, has its registered office in Rome, Italy. The consolidated financial statements of the Company for the year ending December 31, 2006 comprise the financial statements of the Company and its subsidiaries (“the Group”) and the Group’s holdings in associated companies and joint ventures. A list of the subsidiaries included in the scope of consolidation is reported in the annex.

These financial statements were approved for publication by the Board on March 27, 2007.

Compliance with IFRS/IAS

The consolidated financial statements for the year ended December 31, 2006 have been prepared in accordance with international accounting standards (International Accounting Standards (IAS) or International Financial Reporting Standards (IFRS), the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC) endorsed by the European Commission (hereinafter, “IFRS-EU”), as well as with measures issued in implementation of Article 9, paragraph 3, of Legislative Decree 38 of February 28, 2005.

Basis of presentation

The consolidated financial statements consist of the consolidated balance sheet, the consolidated income statement, the consolidated statement of cash flows, the consolidated statement of income and charges recognized for the period and the related notes.

The assets and liabilities reported in the consolidated balance sheet are classified on a “current/non-current basis”, with separate reporting of assets and liabilities held for sale. Current assets, which include cash and cash equivalents, are assets that are intended to be realized, sold or consumed during the normal operating cycle of the company or in the twelve months following the balance-sheet date; current liabilities are liabilities that are expected to be settled during the normal operating cycle of the company or within the twelve months following the close of the financial year.

The consolidated income statement is classified on the basis of the nature of costs, while the indirect method is used for the cash flow statement.

The consolidated financial statements are presented in euro, the functional currency of the Parent Company Enel SpA. All figures are shown in millions of euro unless stated otherwise.

The financial statements are prepared using the cost method, with the exception of items that are measured at fair value under IFRS-EU, as specified in the measurement policies for the individual items.

Use of estimates

Preparing the consolidated financial statements under IFRS-EU requires the use of estimates and assumptions that impact the carrying amount of assets and liabilities and the related information on the items involved as well as the disclosure required for contingent assets and liabilities at the balance sheet date. The estimates and the related assumptions are based on previous experience and other factors considered reasonable in the circumstances. They are formulated when the carrying amount of assets and liabilities is not easily determined from other sources. The actual results may therefore differ from these estimates. The estimates and assumptions are periodically revised and the effects of any changes are reflected in the income statement if they only involve that period. If the revision involves both the current and future periods, the change is recognized in the period in which the revision is made and in the related future periods.

A number of accounting policies are felt to be especially important for understanding the financial statements. To this end, the following section examines the main items affected by the use of estimates, as well as the main assumptions used by management in measuring these items in compliance with the IFRS-EU. The critical element of such estimates is the use of assumptions and professional judgments concerning issues that are by their very nature uncertain.

Changes in the conditions underlying the assumptions and judgments could have a substantial impact on future results.

Revenue recognition

Revenues from sales to retail and wholesale customers are recognized on an accruals basis. Revenues from sales of electricity and gas to retail customers are recognized at the time the electricity or gas is supplied on the basis of periodic meter readings and also include an estimate of the value of electricity and gas consumption between the date of the last meter reading of the year. Revenues between the date of the meter reading and the end of the year are based on estimates of the daily consumption of individual customers calculated on the basis of their consumption record, adjusted to take account of weather conditions and other factors that may affect consumption.

Pensions and other post-employment benefits

Part of the Group’s employees participate in pension plans offering benefits based on their wage history and years of service.

Certain employees are also eligible for other post-employment benefit schemes. The expenses and liabilities of such plans are calculated on the basis of estimates carried out by consulting actuaries, who use a combination of statistical and actuarial elements in their calculations, including statistical data on past years and forecasts of future costs.

Other components of the estimation that are considered include mortality and withdrawal rates as well as assumptions concerning future developments in discount rates, the rate of wage increases and trends in the cost of medical care.

These estimates can differ significantly from actual developments owing to changes in economic and market conditions, increases or decreases in withdrawal rates and the lifespan of participants, as well as changes in the effective cost of medical care.

Such differences can have a substantial impact on the quantification of pension costs and other related expenses.

Recoverability of non-current assets

The carrying amount of non-current assets held and used (including goodwill and other intangibles) and assets held for sale is reviewed periodically and wherever circumstances or events suggest that more frequent review is necessary.

Where the value of a group of non-current assets is considered to be impaired, the carrying amount of the group of assets is written down to its recoverable value, as estimated on the basis of the use of the assets and their future disposal, in accordance with the company’s most recent plans.

The estimates of such recoverable values are considered reasonable. Nevertheless, possible changes in the estimation factors on which the calculation of such values is performed could generate different recoverable values. The analysis of each group of non-current assets is unique and requires management to use estimates and assumptions considered prudent and reasonable in the specific circumstances.

Recovery of deferred tax assets

At December 31, 2006, the financial statements report deferred tax assets in respect of tax losses to be reversed in subsequent years in an amount whose recovery is considered by management to be highly probable.

The recoverability of such assets associated with losses carried forward is subject to the achievement of future profits sufficient to absorb such losses.

The assessment takes account of the estimate of future taxable incomes and is based on prudent tax planning strategies. However, where the Group should become aware that it would be unable to recover all or part of such tax assets in future years, the consequent adjustment of the assets would be taken to the income statement in the year in which this circumstance arises.

Litigation

The Enel Group is involved in various legal disputes regarding the generation, transport and distribution of electricity. In view of the nature of such litigation, it is not possible to predict the outcome of such disputes, which in some cases could be unfavorable.

Nevertheless, provisions have been recognized to cover all significant liabilities for cases in which legal counsel feels an adverse outcome is likely and a reasonable estimate of the amount of the loss can be made.

The Group is also involved in various disputes regarding urban planning and environmental issues (mainly regarding exposure to electromagnetic fields) associated with the construction and operation of a number of generation facilities and power lines.

Provision for doubtful accounts

The provision for doubtful accounts reflects estimates of losses on the Group’s receivables. Provisions have been made against expected losses calculated on the basis of historical experience with receivables with similar credit risk profiles, current and historical arrears, eliminations and collections, as well as the careful monitoring of the quality of the receivables portfolio and current and forecast conditions in the economy and the relevant markets.

Although the provision recognized is considered appropriate, the use of different assumptions or changes in economic conditions could lead to changes in the provision and therefore impact net income.

The estimates and assumptions are reviewed periodically and the effects of any change are taken to the income statement should they regard only that year.

Where changes should involve the current and future years, the variation is recognized in the year in which the review is conducted and in the related future years.

Decommissioning and site restoration

In calculating liabilities in respect of decommissioning and site restoration costs, especially for the decommissioning of nuclear power plants and the storage of waste fuel and other radioactive materials, the estimation of future costs is a critical process in view of the fact that such costs will be incurred over a very long period of time, estimated at up to 100 years.

The obligation, based on financial and engineering assumptions, is calculated by discounting the expected future cash flows that the Company considers it will have to pay for the decommissioning operation.

The discount rate used to determine the present value of the liability is the pre-tax risk-free rate and is based on the economic parameters of the country in which the nuclear plant is located.

That liability, which requires management to make professional judgments in calculating its amount, is quantified on the basis of the technology existing at the measurement date and is reviewed each year, taking account of developments in decommissioning and site restoration technology, as well as the ongoing evolution of the legislative framework and the sensitivity of governments and the general public to the protection of health and the environment.

Subsequently, the obligation is increased to reflect the passage of time and any changes in estimates.

In addition to the items listed above, estimates were also used with regard to financial instruments, share-based payment plans and the fair value measurement of assets and liabilities acquired in business combinations. For these items, the estimates and assumptions are discussed in the notes on the accounting policies adopted.

Related parties

Related parties are mainly parties that have the same parent company with Enel SpA, companies that directly or indirectly through one or more intermediaries control, are controlled or are subject to the joint control of Enel SpA and in which the latter has a holding that enables it to exercise a significant influence. Related parties also include the managers with strategic responsibilities, and their close relatives, of Enel SpA and the companies over which it exercises direct, indirect or joint control and over which it exercises a significant influence. Managers with strategic responsibilities are those persons who have the power and direct or indirect responsibility for the planning, management and control of the activities of the company. They include company directors.

Subsidiaries

Subsidiaries comprise those entities for which the Group has the direct or indirect power to determine their financial and operating policies for the purposes of obtaining the benefits of their activities. In assessing the existence of a situation of control, account is also taken of potential voting rights that are effectively exercisable or convertible. The figures of the subsidiaries are consolidated on a full line-by-line basis as from the date control is acquired until such control ceases.

Special purpose entities

The Group consolidates a special purpose entity (SPE) when it exercises de facto control over such entity. Control is achieved if in substance the Group obtains the majority of the benefits produced by the SPE and supports the majority of the remaining risks or risks of ownership of the SPE, even if it does not own an equity interest in such entity.

Associated companies

Associated companies comprise those entities in which the Group has a significant influence. Potential voting rights that are effectively exercisable or convertible are also taken into consideration in determining the existence of significant influence. These companies are initially recognized at cost and are subsequently measured using the equity method, allocating the purchase costs of the assets, liabilities and identifiable contingent liabilities of the acquired company at their fair values in an analogous manner to the treatment of business combinations. The Group’s share of profit or loss is recognized in the consolidated financial statements from the date on which it acquires the significant influence over the entity until such influence ceases.

Should the Group’s share of the loss for the period exceed the carrying amount of the equity investment, the latter is impaired and any excess recognized in a provision if the Group had a legal or constructive obligation to cover the associate’s loss.

Joint ventures

Interests in joint ventures – enterprises in which the Group exercises joint control with other entities – are consolidated using the proportionate method. The Group recognizes its share of the assets, liabilities, revenues and expenses on a line-by-line basis in proportion to the Group’s share in the entity from the date on which joint control is acquired until such control ceases. Potential voting rights that are effectively exercisable or convertible are taken into consideration in determining the existence of joint control.

The following table reports the contribution of joint ventures to the main aggregates in the consolidated financial statements:

		Enel Unión Fenosa
Millions of euro	Fortuna	Renovables (1)	RusEnergoSbyt
		at Dec. 31, 2006

Percentage consolidation	49.9%	50.0%	49.5%

Current assets	26	52	17
Non-current assets	154	234	—
Current liabilities	14	44	10
Non-current liabilities	47	182	—
Revenues	18	53	202
Costs	15	31	196

(1)	Includes amounts for companies over which Enel Unión Fenosa Renovables exercises joint control.

Consolidation procedure

The financial statements of subsidiaries used to prepare the consolidated financial statements were prepared at December 31, 2006 in accordance with the accounting policies adopted by the Parent Company.

All intragroup balances and transactions, including any unrealized profits or losses on transactions within the Group, are eliminated, net of the theoretical tax effect. Unrealized profits and losses with associates and joint ventures are eliminated for the part attributable to the Group.

In both cases, unrealized losses are eliminated except when relating to impairment.

Translation of foreign currency items

Each subsidiary prepares its financial statements in the functional currency of the economy in which it operates.

Transactions in currencies other than the functional currency are recognized in these financial statements at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in a foreign currency other than the functional currency are later adjusted using the balance sheet exchange rate. Any exchange rate differences are recognized in profit or loss.

Non-monetary assets and liabilities in foreign currency stated at historic cost are translated using the exchange rate prevailing on the date of initial recognition of the transaction. Non-monetary assets and liabilities in foreign currency carried at fair value are translated using the exchange rate prevailing on the date the related carrying amount is determined.

Translation of financial statements denominated in a foreign currency

For the purposes of the consolidated financial statements, all profits/losses, assets and liabilities are stated in euro, which is the functional currency of the Parent Company, Enel SpA.

In order to prepare the consolidated financial statements, the financial statements of consolidated companies in functional currencies other than the euro are translated into euro by applying the relevant period-end exchange rate to the assets and liabilities, including goodwill and consolidation adjustments, and the average exchange rate for the period, which approximates the exchange rates prevailing at the date of the respective transactions, to the income statement items.

Any resulting exchange rate gains or losses are recognized as a separate component of equity in a special reserve. The gains and losses are recognized in the income statement on the disposal of the subsidiary.

Business combinations

All business combinations are recognized using the purchase method, where the purchase cost is equal to the fair value at the date of the exchange of the assets acquired and the liabilities assumed, plus any costs directly attributable to the acquisition. This cost is allocated by recognizing the assets, liabilities and identifiable contingent liabilities of the acquired company at their fair values. Any positive difference between the purchase cost and the fair value of the share of the net assets acquired attributable to the Group is recognized as goodwill. Any negative difference is recognized in profit or loss. If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using such provisional values. Any adjustments resulting from the completion of the measurement process are recognized within twelve months of the date of acquisition.

On first-time adoption of the IFRS-EU, the Group elected to not apply IFRS 3 (Business combinations) retrospectively to acquisitions carried out before January 1, 2004. Accordingly, the goodwill associated with acquisitions carried out prior to the IFRS-EU transition date is still carried at the amount reported in the last consolidated financial statements prepared on the basis of previous accounting standards (December 31, 2003).

Property, plant and equipment

Property, plant and equipment is recognized at historic cost, including directly attributable ancillary costs necessary for the asset to be ready for use. It is increased by the present value of the estimate of the costs of decommissioning and removing the asset where there is a legal or constructive obligation to do so.

The corresponding liability is recognized under provisions for risks and charges. Financial charges in respect of loans granted for the purchase of the assets are recognized in profit or loss as an expense in the period they accrue.

Certain items of property, plant and equipment that were revalued at January 1, 2004 (the transition date) or in previous periods are recognized at their revalued amount, which is considered as their deemed cost at the revaluation date.

The accounting treatment of changes in the estimate of these costs, the passage of time and the discount rate is discussed under “Provisions for risks and charges”.

Subsequent expenditure relating to an item of property, plant and equipment is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred to replace a component of such item will flow to the enterprise and the cost of the item can be reliably determined. All other expenditure is recognized as an expense in the period in which it is incurred.

Where major components of property, plant and equipment have different useful lives, the components are recognized and depreciated separately.

The cost of replacing part or all of an asset is recognized as an increase in the value of the asset and is depreciated over its useful life; the net carrying amount of the replaced unit is eliminated through profit or loss, with the recognition of any capital gain/loss.

Property, plant and equipment is reported net of accumulated depreciation and any impairment losses determined as set out below. Depreciation is calculated on a straight-line basis over the item’s estimated useful life, which is reviewed annually, and any changes are reflected on a prospective basis. Depreciation begins when the asset is ready for use.

The estimated useful life of the main items of property, plant and equipment is as follows:

Useful life

Civil buildings	40 years
Hydroelectric power plants (1)	40 years
Thermal power plants (1)	40 years
Nuclear power plants	40 years
Geothermal power plants	20 years
Alternative energy power plants	20 years
Transport lines	40 years
Transformation plant	32-42 years
Medium- and low-voltage distribution networks	30-40 years
Gas distribution networks and meters	25-50 years
Telecommunications systems and networks	5.5-20 years
Industrial and commercial equipment	4 years

(1)	Excluding assets to be relinquished at end of concession, which are depreciated over the duration of the concession if shorter than useful life.
Land, both unbuilt and on which civil and industrial buildings stand, is not depreciated as it has an indefinite useful life.

The Group is the concession holder for the distribution and sale of electricity to the regulated market (non-eligible customers). The concession, granted by the Ministry for Economic Development, was issued free of charge and terminates on December 31, 2030. If the concession is not renewed upon expiry, the grantor is required to pay Enel an indemnity, at current values, for the assets owned by the Group that serve the concession. These assets, which comprise the electricity distribution networks, are recognized under “Property, plant and equipment” and are depreciated over their useful lives.

The Group’s plants include assets to be relinquished free of charge at the end of the concession. These mainly regard major water diversion works and the public lands used for the operation of the thermal power plants. The concessions terminate in 2029, and in 2020 respectively (2010 for plants located in the Autonomous Provinces of Trento and Bolzano). If the concessions are not renewed, at those dates all intake and governing works, penstocks, outflow channels and other assets on public lands will be relinquished free of charge to the State in good operating condition. The Group believes that the existing ordinary maintenance programs ensure that the assets will be in good operating condition at the termination date.

Accordingly, depreciation on assets to be relinquished is calculated over the shorter of the term of the concession and the remaining useful life of the assets.

The Group also operates in the gas distribution sector under concessions granted by local authorities for terms not exceeding twelve years. Local authorities can use service agreements to regulate the terms and conditions of the distribution service, as well as quality targets to be achieved. The concessions are granted based upon the financial conditions, quality and safety standards, investment plans, and technical and managerial expertise offered. The majority of the gas distribution concessions held by Enel expire on December 31, 2009. For the majority of the concessions, upon expiry the local authorities will hold new tenders to renew the concession. If the concession is not renewed, the new concession holder is required to pay to the Group an indemnity equal to the fair value of the assets that serve the concession. For certain concessions, on the expiry date the distribution networks will be relinquished free of charge to the local authorities in good operating condition. Such assets are carried under “Property, plant and equipment” and are depreciated over their useful life, where the concession agreement provides for an indemnity at the end of the concession period, or on the basis of the shorter of the term of the concession and the remaining useful life of the assets, where the assets are to be relinquished free of charge at the end of the concession.

Property, plant and equipment acquired under finance leases, whereby all risks and rewards incident to ownership are substantially transferred to the Group, are initially recognized as Group assets at the lower of fair value and the present value of the minimum lease payments due, including the payment required to exercise any purchase option. The corresponding liability due to the lessor is recognized under financial payables. The assets are depreciated on the basis of their useful lives. If it is not reasonably certain that the Group will acquire the assets at the end of the lease, they are depreciated over the shorter of the lease term and the useful life of the assets. Leases where the lessor retains substantially all risks and rewards incident to ownership are classified as operating leases. Operating lease costs are taken to profit or loss on a systematic basis over the term of the lease.

Intangible assets

Intangible assets, all with a definite useful life, are measured at purchase or internal development cost, when it is probable that the use of such assets will generate future economic benefits and the related cost can be reliably determined.

The cost includes any directly attributable incidental expenses necessary to make the assets ready for use. The assets are shown net of accumulated amortization and any impairment losses, determined as set out below.

Amortization is calculated on a straight-line basis over the item’s estimated useful life, which is checked annually; any changes in amortization policies are reflected on a prospective basis.

Amortization commences when the asset is ready for use.

The estimated useful life of the main intangible assets is reported in the notes to the caption.

Goodwill deriving from the acquisition of subsidiaries, associated companies or joint ventures is allocated to each of the cash-generating units identified. After initial recognition, goodwill is not amortized and is adjusted for any impairment losses, determined using the criteria described in the notes. Goodwill relating to equity investments in associates is included in their carrying amount.

Impairment losses

Property, plant and equipment and intangible assets with a definite life are reviewed at least once a year to determine whether there is evidence of impairment. If such evidence exists, the recoverable amount of any property, plant and equipment and intangible assets with a definite life is estimated.

The recoverable amount of goodwill and intangible assets with an indefinite useful life, if any, as well as that of intangible assets not yet available for use, is estimated annually.

The recoverable amount is the higher of an asset’s fair value less selling costs and its value in use.

Value in use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. The recoverable amount of assets that do not generate independent cash flows is determined based on the cash-generating unit to which the asset belongs.

An impairment loss is recognized in the income statement if an asset’s carrying amount or that of the cash-generating unit to which it is allocated is higher than its recoverable amount.

Impairment losses of cash generating units are first charged against the carrying amount of any goodwill attributed to it and then against the value of other assets, in proportion to their carrying amount.

With the exception of those recognized for goodwill, impairment losses are reversed if the impairment has been reduced or is no longer present or there has been a change in the assumptions used to determine the recoverable amount.

Inventories

Inventories are measured at the lower of cost and net estimated realizable value. Average weighted cost is used, which includes related ancillary charges. Net estimated realizable value is the estimated normal selling price net of estimated selling costs.

The consumption of nuclear fuel is recognized on the basis of the energy generated by the nuclear power plants.

Financial instruments

Debt securities

Debt securities that the Company intends and is able to hold until maturity are recognized at the trade date and, upon initial recognition, are measured at fair value including transaction costs; subsequently, they are measured at amortized cost using the effective interest rate method, net of any impairment losses.

For securities measured at fair value through shareholders’ equity (available-for-sale securities), when a reduction in fair value has been recognized directly in equity and there is objective evidence that such securities have suffered an impairment loss, the cumulative loss recognized in equity is reversed to the income statement.

For securities measured at amortized cost (loans and receivables or held-to-maturity investments), the amount of the loss is equal to the difference between the carrying amount and the present value of future cash flows discounted using the original effective interest rate.

Debt securities held for trading and designated at fair value through profit or loss are initially recognized at fair value and subsequent variations are recognized in profit or loss.

Equity investments in other entities and other financial assets

Equity investments in entities other than subsidiaries, associates and joint ventures as well as other financial assets are recognized at fair value with any gains or losses recognized in equity (if classified as “available for sale”) or in profit or loss (if classified as “fair value through profit or loss”). On the sale of available-for-sale assets, any accumulated gains and losses are released to the income statement.

When the fair value cannot be determined reliably, equity investments in other entities are measured at cost adjusted by impairment losses with any gains or losses recognized in profit or loss. Such impairment losses are measured as the difference between the carrying amount and the present value of future cash flows discounted using the market interest rate for similar financial assets. The losses are not reversed.

Other assets classified under “loans and receivables” are initially recognized at fair value adjusted for transaction costs and are subsequently measured at amortized cost using the effective interest rate method, net of any impairment losses.

Such cumulative impairment losses for assets measured at fair value through shareholders’ equity are equal to the difference between the purchase cost (net of any principal repayments and amortization) and the current fair value, reduced for any loss already recognized through profit or loss, and are reversed from equity to the income statement.

Trade receivables

Trade receivables are recognized at amortized cost, net of any impairment losses. Impairment is determined on the basis of the present value of estimated future cash flows, discounted at the original effective interest rate.

Trade receivables falling due in line with generally accepted trade terms are not discounted.

Cash and cash equivalents

This category is used to record cash and cash equivalents that are available on demand or at very short term, clear successfully and do not incur collection costs.

Cash and cash equivalents are recognized net of bank overdrafts at period-end in the consolidated statement of cash flows.

Trade payables

Trade payables are recognized at amortized cost. Trade payables falling due in line with generally accepted trade terms are not discounted.

Financial liabilities

Financial liabilities other than derivatives are initially recognized at the settlement date at fair value, less directly attributable transaction costs. Financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments

Derivatives are recognized at the trade date at fair value and are designated as hedging instruments when the relationship between the derivative and the hedged item is formally documented and the effectiveness of the hedge (assessed periodically) is high.

The manner in which the result of measurement at fair value is recognized depends on the type of hedge accounting adopted.

When the derivatives are used to hedge the risk of changes in the fair value of hedged assets or liabilities, any changes in the fair value of the hedging instrument are taken to profit or loss. The adjustments in the fair values of the hedged assets or liabilities are also taken to profit or loss.

When derivatives are used to hedge the risk of changes in the cash flows generated by the hedged items, changes in fair value are initially recognized in equity, in the amount qualifying as effective, and subsequently released to profit or loss in line with the gains and losses on the hedged item.

The ineffective portion of the fair value of the hedging instrument is taken to profit or loss.

Changes in the fair value of derivatives that no longer qualify for hedge accounting under IFRS-EU are recognized in profit or loss.

Derivative financial instruments are recognized at the trade date.

Employee benefits

Liabilities related to employee benefits paid upon leaving or after ceasing employment in connection with defined benefit plans or other long-term benefits accrued during the employment period, which are recognized net of any plan assets, are determined separately for each plan, using actuarial assumptions to estimate the amount of the future benefits that employees have accrued at the balance sheet date. The liability is recognized on an accruals basis over the vesting period of the related rights. These appraisals are performed by independent actuaries.

The cumulative actuarial gains and losses exceeding 10% of the greater of the present value of the defined benefit obligation and the fair value of the plan assets are recognized in profit or loss over the expected average remaining working lives of the employees participating in the plan. Otherwise, they are not recognized.

Where there is a demonstrable commitment, with a formal plan without realistic possibility of withdrawal, to a termination before retirement eligibility has been reached, the benefits due to employees in respect of the termination are recognized as a cost and measured on the basis of the number of employees that are expected to accept the offer.

Share-based payments

The cost of services rendered by employees and remunerated through stock option plans is determined based on the fair value of the options granted to employees at the grant date.

The calculation method to determine the fair value considers all characteristics of the option (option term, price and exercise conditions, etc.), as well as the Enel share price at the grant date, the volatility of the stock and the yield curve at the grant date consistent with the expected life of the plan. The pricing model used is the Cox-Rubinstein.

This cost is recognized in the income statement over the vesting period considering the best estimate possible of the number of options that will become exercisable.

Provisions for risks and charges

Accruals to the provisions for risks and charges are recognized where there is a legal or constructive obligation as a result of a past event at period-end, the settlement of which is expected to result in an outflow of resources whose amount can be reliably estimated.

Where the impact is significant, the accruals are determined by discounting expected future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and, if applicable, the risks specific to the liability.

If the amount is discounted, the increase in the provision over time is recognized as a financial expense.

Where the liability relates to decommissioning and/or site restoration in respect of property, plant and equipment, the provision offsets the related asset. The expense is recognized in profit or loss through the depreciation of the item of property, plant and equipment to which it relates.

Where the liability regards the treatment and storage of nuclear waste and other radioactive materials, the provision is recognized against the related operating costs.

Changes in estimates are recognized in the income statement in the period in which the changes occur, with the exception of those in the costs of dismantling, removal and remediation resulting from changes in the timetable and costs necessary to extinguish the obligation or a change in the discount rate, which increase or decrease the value of the related assets and are taken to the income statement through depreciation. Where they increase the value of the assets, it is also determined whether the new carrying amount of the assets may not be fully recoverable. If this is the case, the assets are tested for impairment, estimating the unrecoverable amount and recognizing any loss in respect of the impairment.

Where the changes in estimates decrease the value of the assets, the reduction is recognized up to the carrying amount of the assets. Any excess is recognized immediately in the income statement.

As regards the estimation criteria used to determine provisions for decommissioning and/or site restoration, especially those concerning nuclear power plants, please see the section on the use of estimates.

Grants

Grants are recognized at fair value when it is reasonably certain that they will be received or that the conditions for receipt have been met.

Grants received for specific expenditure or specific assets the value of which is recognized as an item of property, plant and equipment or an intangible asset are recognized as other liabilities and credited to the income statement over the period in which the related costs are recognized.

Revenues

Revenues are recognized using the following criteria depending on the type of transaction:
▪	revenues from the sale of goods are recognized when the significant risks and rewards of ownership are transferred to the buyer and their amount can be reliably determined and collected;

▪	revenues from the sale and transport of electricity and gas refer to the quantities provided during the period, even if these have not yet been invoiced, and are determined using estimates as well as the fixed meter reading figures. Where applicable, this revenue is based on the rates and related restrictions established by law, the Authority for Electricity and Gas and the corresponding foreign authorities during the applicable period. Specifically, in 2004 the Authority introduced an equalization mechanism in order to reduce the impact of timing differences in setting the prices of energy for sale to the regulated market charged by the Single Buyer to distributors on a monthly basis, compared with setting the prices that distributors charge end-users on a quarterly basis;

▪	revenues from the rendering of services are recognized in line with the stage of completion of the services. Where it is not possible to reliably determine the value of the revenues, they are recognized in the amount of the costs that it is considered will be recovered;

▪	connection fees related to the distribution of electricity are treated independently of any other service connected with the provision of electricity and therefore are recorded in a single amount upon completion of the connection service.
Financial income and expense

Financial income and expense is recognized on an accruals basis in line with interest accrued on the net carrying amount of the related financial assets and liabilities using the effective interest rate method.

Dividends

Dividends are recognized when the shareholder’s right to receive them is established.

Dividends and interim dividends payable to third parties are recognized as changes in equity at the date they are approved by the Shareholders’ Meeting and the Board of Directors, respectively.

Income taxes

Current income taxes for the period are determined using an estimate of taxable income and in conformity with the relevant tax regulations.

Deferred tax liabilities and assets are calculated on the temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their corresponding values recognized for tax purposes on the basis of tax rates in effect on the date the temporary difference will reverse, which is determined on the basis of tax rates that are in force or substantively in force at the balance sheet date.

Deferred tax assets are recognized when recovery is probable, i.e. when an entity expects to have sufficient future taxable income to recover the asset.

The recoverability of deferred tax assets is reviewed at each period-end. Taxes in respect of components recognized directly in equity are taken directly to equity.

Discontinued operations and non-current assets held for sale

The assets or groups of assets and liabilities whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are shown separately from the other balance sheet assets and liabilities. Assets classified as available-for-sale are measured at the lower of the carrying amount and estimated realizable value, net of selling costs. Any losses are expensed directly in the income statement. The corresponding values for the previous period are not reclassified.

Gains or losses on operating assets sold (or being sold) are shown separately in the income statement, net of the tax effects. The corresponding values for the previous period are reclassified and reported separately in the income statement, net of tax effects, for comparative purposes.

2.	Recently issued accounting standards

Standards not yet adopted or not applicable

In 2006, the European Commission endorsed and published the following new accounting principles, amendments and interpretations to supplement the existing standards approved and published by the International Accounting Standards Board (IASB) and the International Financial Reporting Committee (IFRIC).
▪	Amendment to IAS 1 “Presentation of financial statements: disclosures about capital”: this document requires the disclosure of greater information on the objectives, policies and processes for managing capital. This standard has already been adopted by the European Commission and takes effect as of the financial statements for periods beginning on or after January 1, 2007. The application of this standard will have no impact on Enel.

▪	“IFRS 7 – Financial instruments: disclosure”: this standard supplements the standards for the recognition, measurement and presentation in the financial statements of financial assets and liabilities dealt with under IAS 32 “Financial instruments: disclosure and presentation” and under IAS 39 “Financial instruments: recognition and measurement” and supersedes IAS 30 “Disclosures in the financial statements of banks and similar financial institutions”. IFRS 7 requires additional disclosure of the significance of financial instruments for a company’s financial performance and position, as well as a description of management’s objectives, policies and processes for managing risks associated with financial instruments. This standard has already been adopted by the European Commission and takes effect starting as of the financial statements for periods beginning on or after January 1, 2007. Enel is assessing the impact this new standard may have in terms of disclosure.

▪	“IFRIC 7 — Applying the restatement approach under IAS 29 Financial reporting in hyperinflationary economies”; the interpretation, adopted by the European Commission, is effective for annual periods beginning on or after March 1, 2006. It establishes that an entity shall apply the provisions of IAS 29 in a reporting period in which it identifies the existence of hyperinflation in the economy of its functional currency as if the economy had always been hyperinflationary. The application of this interpretation will have no significant impact.

▪	“IFRIC 8 – Scope of IFRS 2”: this interpretation clarifies whether IFRS 2 applies to arrangements where entities cannot specifically identify a portion or the entirety of the goods or services received. The issue addressed in this interpretation provides that, in the case in which the identifiable consideration received is less than the fair value of the equity instruments granted or liability incurred, the unidentifiable good/services received (or to be received) shall be valued, at the date of granting, at an amount equal to the difference between the fair value of the share-based payment and the fair value of the goods/services received (or to be received). Enel believes that the application of this interpretation, which has already been adopted by the European Commission and takes effect starting as of the financial statements for periods beginning on or after May 1, 2006, will not have a material impact on its financial statements.

▪	“IFRIC 9 – Reassessment of embedded derivatives”: this interpretation establishes that the company shall assess whether embedded derivatives are to be recognized separately from the host contract at the time the company becomes party to the contract. Subsequent reassessment of the terms of the contract for separate recognition is prohibited, unless there is a change in the underlying contract that significantly modifies the related cash flows. Enel believes that the application of this interpretation, which has already been adopted by the European Commission and takes effect starting as of the financial statements for periods beginning on or after June 1, 2006, will not have a material impact on its financial statements.
First-time adoption of applicable standards
▪	Amendment of IAS 19 “Employee benefits”: the primary changes concern the option for the alternative treatment of actuarial gains and losses. Enel, which currently applies the corridor approach, has elected to not adopt the option introduced by this amendment. The amendment is effective as of January 1, 2006.

▪	Amendment of certain paragraphs of IAS 21 “The effects of changes in foreign exchange rates”, effective for annual periods beginning on or after January 1, 2006, which modifies the recognition of exchange rate differences associated with monetary items of a foreign operation and supplements the definition of net investment in a foreign operation. The application of this standard has no impact on Enel.

▪	Amendments to IAS 39 and to IFRS 4 that provide for changes in the accounting treatment of guarantees issued. These changes relate primarily to the recognition of “financial guarantee contracts” other than contracts identified as “insurance contracts”. These amendments are effective as of January 1, 2006 and their adoption had no material impact on Enel’s shareholders’ equity and its results for the year.

▪	Amendment to IAS 39 “Financial instruments: recognition and measurement” permits the designation of forecast intragroup transactions. Specifically, the change allows, in certain circumstances, the company to designate, as an item hedged in the consolidated financial statements, a forecast intragroup transaction in a foreign currency. This amendment also establishes that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, the gains or losses recognized directly in equity in accordance with IAS 39 shall be reclassified into profit or loss in the same year in which the foreign exchange risk of the hedged transaction affects consolidated profit or loss. The application of this standard had no impact on Enel.

▪	Amendment to IAS 39 “Financial instruments: recognition and measurement” restricts the use of the fair value option. The changes regard the definitions of financial instruments recognized at fair value through profit and loss, limiting the designation to specific financial instruments with specified characteristics. This amendment is effective as of January 1, 2006 and its adoption had no significant impact on Enel’s shareholders’ equity and its results for the year.

▪	“IFRIC 4 – Determining whether an arrangement contains a lease”: the interpretation establishes the guidelines for identifying whether, in substance, a contract constitutes a lease as defined by IAS 17. The amendment is effective as of January 1, 2006. Specifically, in determining whether a contract is, or contains, a lease, the company must look to the substance of the arrangement and verify whether the contract: (a) explicitly or implicitly provides for the use of a specific asset or assets without which one of the parties to the contract would not be able to fulfill its contractual obligations; (b) transfers the right to use such assets. The application of this standard had no significant impact on Enel.

▪	“IFRIC 5 – Rights to interests arising from decommissioning, restoration and environmental funds”, effective as of January 1, 2006. This interpretation establishes the criteria for recognizing and measuring contributions to funds established to decommission assets that have the following characteristics: (a) the fund assets are owned and managed by a legal entity that is distinct from the company; (b) the company contributing to the fund has a limited right of access to fund assets. The contributor separately recognizes its obligation to pay the decommissioning costs and its interest in the fund. The interest shall be measured at the lower of: (a) the amount of the decommission obligation recognized; and (b) the contributor’s share of the fair value of the net assets of the fund attributable to contributors. Changes in the carrying amount of this right to receive a reimbursement other than contributions to, and payments from, the fund shall be recognized in the income statement of the period in which the changes occur. In the case in which the interest in the fund is such as to allow the company to exercise control, considerable influence or joint control of the fund, the interest in the fund is recognized, respectively, as an interest in a subsidiary, associate or joint venture. The application of this standard had no effect on Enel.

▪	“IFRS 6 – Exploration for and evaluation of mineral resources”, effective for annual periods beginning on or after January 1, 2006. The standard establishes the accounting treatment of exploration and evaluation assets. Such assets shall be classified as tangible or intangible according to the nature of the assets acquired and the classification shall be applied consistently. The application of this standard had no effect on Enel.
3.	Risk management

Market risk

As part of its operations, Enel is exposed to different market risks, notably the risk of changes in interest rates, exchange rates and commodity prices.

To contain this exposure within the limits set at the start of the year as part of its risk management policies, Enel enters into derivative contracts using instruments available on the market.

Transactions that qualify for hedge accounting are designated as hedging transactions, while those that do not qualify for hedge accounting are classified as trading transactions.

The total ineffective amount recognized in the income statement in 2006 and 2005 came to €1.1 million and €0.9 million respectively.

The fair value is determined using the official prices for instruments traded on regulated markets. The fair value of instruments not listed on regulated markets is determined using valuation methods appropriate for each type of financial instrument and market data as of the close of the financial year (such as interest rates, exchange rates, commodity prices, volatility), discounting expected future cash flows on the basis of the market yield curve at the balance sheet date and translating amounts in currencies other than the euro using year-end exchange rates provided by the European Central Bank. Where possible, contracts relating to commodities are measured using market prices related to the same instruments on both regulated and other markets. Contracts for differences are measured using a model based on the forward prices at the valuation date for the energy commodity analyzed, estimating developments in the electricity market in the reference period.

The financial assets and liabilities associated with derivative instruments are classified as:
▪	cash flow hedges, mainly related to hedging the risk of changes in the cash flows associated with a number of long-term floating-rate loans and certain contracts entered into by Enel in order to stabilize revenues from the sale of electricity on the Italian Power Exchange (two-way contracts for differences);

▪	trading derivatives, related to hedging interest and exchange rate risk and commodity risk but which do not qualify for recognition under IAS 39 as hedges of specific assets, liabilities, commitments or future transactions.

The measurement techniques used for the open derivatives positions at the end of the year are the same as those adopted the previous year. Accordingly, the impact on profit or loss and shareholders’ equity of such measurement is essentially attributable to normal market developments.

The notional value of a derivative is the contractual amount on the basis of which differences are exchanged. This amount can be expressed as a value or a quantity (for example tons, converted into euro by multiplying the notional amount by the agreed price). Amounts denominated in currencies other than the euro are translated into euro at the exchange rate prevailing at the balance-sheet date.

The notional amounts of derivatives reported here do not represent amounts exchanged between the parties and therefore are not a measure of the Company’s credit risk exposure.

Interest rate risk

Various types of derivatives are used to reduce the amount of debt exposed to interest rate fluctuations and to reduce borrowing costs. These include interest rate swaps, interest rate collars and swaptions, as detailed in the following table:

Millions of euro	Notional value
	2006	2005

Interest rate swaps	5,132	4,866
Interest rate collars	45	62
Swaptions	—	69

Total	5,177	4,997
Interest rate derivatives, specifically interest rate swaps, are used in order to reduce the amount of debt exposed to changes in interest rates and to reduce the volatility of borrowing costs. In an interest rate swap, Enel enters into an agreement with a counterparty to exchange at specified intervals floating-rate interest flows for fixed-rate interest flows (agreed between the parties), both of which are calculated on the basis of a notional principal amount.

Interest rate collars are used to reduce the impact of potential increases in interest rates on its floating-rate debt. Such contracts are normally used when the fixed interest rate that can be obtained in an interest rate swap is considered too high with respect to Enel’s expectations for future interest rate developments. In addition, interest rate collars are also considered appropriate in periods of uncertainty about future interest rate developments, in order to benefit from any decreases in interest rates. In such cases, Enel normally uses zero-cost collars, which do not require the payment of a premium.

A swaption gives the holder the right to enter into an interest rate swap with specified characteristics at an agreed future date. Enel normally acquires the right to pay a fixed rate or sells the right to receive a fixed rate in the case of the exercise of the option in order to obtain, where the option is exercised, a swap paying a fixed rate lower than the current market rate.

All these contracts are agreed with a notional amount and expiry date lower than or equal to that of the underlying financial liability or the expected future cash flows, so that any change in the fair value and/or expected future cash flows is offset by a corresponding change in the fair value and/or the expected future cash flows of the underlying position.

Accordingly, the fair value of the financial derivatives generally reflects the estimated amount that Enel would have to pay or receive in order to terminate the contracts at the balance-sheet date. The following table reports the notional amount and fair value of interest rate derivatives at December 31, 2006 and December 31, 2005.

Millions of euro	Notional		Fair value		Fair value assets		Fair value liabilities
	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005

Cash flow hedge derivatives:
Interest rate swaps	4,823	4,196	(79)	(261)	37	11	(116)	(272)
Interest rate collars	3	62	—	—	—	—	—	—
Swaptions	—	69	—	—	—	—	—	—

Trading derivatives:
Interest rate swaps	309	670	(26)	(54)	—	1	(26)	(55)
Interest rate collars	42	—	—	—	—	—	—	—

Total interest rate swaps	5,132	4,866	(105)	(315)	37	12	(142)	(327)
Total interest rate collars	45	62	—	—	—	—	—	—
Total swaptions	—	69	—	—	—	—	—	—

TOTAL INTEREST RATE DERIVATIVES	5,177	4,997	(105)	(315)	37	12	(142)	(327)
The following table reports the expected net financial income/(expense) in respect of these derivatives in the coming years, as well as the related amount resulting from a 10% increase or decrease in market interest rates. Actual changes in market interest rates may differ from the hypothetical changes.

Expected net financial income/(expense) in respect of interest rate derivatives in cash flow hedges

Millions of euro
	2007	2008	2009	2010	2011	Beyond

Current rates decreased by 10%	(28)	(49)	(17)	(16)	(15)	(66)
Current rates at Dec. 31, 2006	(18)	(35)	(5)	(5)	(5)	(28)
Current rates increased by 10%	(8)	(20)	7	6	5	11

The market value of interest rate derivatives classified in the trading book at December 31, 2006 was a negative €26 million (compared with a negative €54 million at December 31, 2005).

The following table reports the expected net financial expense in respect of these derivatives in the coming years, as well as the expected changes in such expense resulting from a 10% increase or decrease in market interest rates:

Expected net financial income/(expense) in respect of interest rate derivatives in the trading book

Millions of euro
	2007	2008	2009	2010	2011	Beyond

Current rates decreased by 10%	(7)	(6)	(6)	(3)	(3)	(10)
Current rates at Dec. 31, 2006	(6)	(5)	(5)	(3)	(2)	(9)
Current rates increased by 10%	(5)	(4)	(4)	(2)	(2)	(7)
Exchange rate risk

In order to reduce the exchange rate risk on foreign currency assets, liabilities and expected future cash flows, Enel uses foreign exchange forward and option contracts in order to hedge cash flows in currencies other than the euro. Payments in foreign currency are mainly denominated in dollars and Swiss francs. The buy and sell amounts in such contracts are notional values. Foreign exchange options, which are negotiated on unregulated markets, give Enel the right or the obligation to acquire or sell specified amounts of foreign currency at a specified exchange rate at the end of a given period of time, normally not exceeding one year. The maturity of forward contracts does not normally exceed twelve months.

At December 31, 2006 Enel had outstanding forward and option contracts totaling €1,574 million (€1,871 million at December 31, 2005).

Millions of euro	Notional value
	2006	2005

Forward contracts hedging commodities	875	1,357
Forward contracts hedging commercial paper	377	35
Forward contracts hedging future cash flows	192	212
Other forward contracts	50	194
Options	80	73

Total	1,574	1,871
More specifically, these include:
▪	contracts with a notional value of €1,067 million used to hedge the exchange rate risk associated with purchases of fuel, imported electricity and expected cash flows in currencies other than the euro (€1,569 million at December 31, 2005); and

▪	contracts with a notional value of €377 million used to hedge the exchange rate risk associated with redemptions of commercial paper issued in currencies other than the euro (€35 million at December 31, 2005).
These contracts are also normally agreed with a notional amount and expiry date equal to that of the underlying financial liability or the expected future cash flows, so that any change in the fair value and/or expected future cash flows of these contracts stemming from a potential appreciation or depreciation of the euro against other currencies is fully offset by a corresponding change in the fair value and/or the expected future cash flows of the underlying position.

At the end of 2006 Enel also had €50 million in outstanding forward contracts (€194 million at December 31, 2005) and €80 million in options (€73 million at December 31, 2005) that were not directly associated with individual exposures subject to exchange rate risk.

The following table reports the notional amount and fair value of exchange rate derivatives at December 31, 2006 and December 31, 2005.

Millions of euro	Notional		Fair value		Fair value assets		Fair value liabilities
	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005

Cash flow hedge derivatives:
- forwards	26	21	—	—	—	—	—	—

Trading derivatives:
- forwards	1,468	1,777	(22)	(6)	2	9	(24)	(15)
- options	80	73	—	—	—	—	—	—

Total forwards	1,494	1,798	(22)	(6)	2	9	(24)	(15)
Total options	80	73	—	—	—	—	—	—

TOTAL EXCHANGE RATE DERIVATIVES	1,574	1,871	(22)	(6)	2	9	(24)	(15)
The market value of exchange rate derivatives classified in the trading book at December 31, 2006 was a negative €22 million (compared with a negative €6 million at December 31, 2005).

The following table reports the expected net financial income/(expense) in respect of these derivatives in the coming years, as well as the expected amount of such expense resulting from a 10% appreciation or depreciation of the euro against other significant currencies:

Expected net financial income/(expense) in respect of exchange rate derivatives in the trading book

Millions of euro
	2007	2008	2009	2010	2011	Beyond

10% depreciation of the euro	110	—	—	—	—	—
Current exchange rates at December 31, 2006	(23)	—	—	—	—	—
10% appreciation of the euro	(130)	—	—	—	—	—
Commodity risk

Various types of derivatives are used to reduce the exposure to fluctuations in energy commodity prices, especially swaps and futures.

The exposure to the risk of changes in commodity prices is associated with the purchase of fuel for power plants and the purchase and sale of gas under indexed contracts as well as the purchase and sale of electricity at variable prices (indexed bilateral contracts and sales on Power Exchange).

The exposures on indexed contracts is quantified by breaking down the contracts that generate exposure into the underlying risk factors.

As regards electricity sold on the Italian Power Exchange, Enel uses two-way contracts for differences, under which differences are paid to the counterparty if the Single National Price (SNP) exceeds the strike price and to Enel in the opposite case. No fixed premium is envisaged for these contracts.

The residual exposure in respect of sales on the Power Exchange not hedged through two-way contracts for differences is quantified and managed on the basis of an estimation of generation costs in Italy. The residual positions thus determined are aggregated on the basis of uniform risk factors that can be hedged in the market.

Enel had already also entered into one-way contracts for differences with the Single Buyer at the end of 2004. Under these contracts, if the Single National Price (SNP) exceeds the strike price, Enel pays the difference. The Single Buyer pays Enel a fixed premium equal to the amount set by the auction for the relevant product.

The following table reports the notional values and fair values of derivative contracts relating to commodities at December 31, 2006 and December 31, 2005.

Millions of euro	Notional		Fair value		Fair value asset		Fair value liability
	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005

Cash flow hedge derivatives:
- Two-way contracts for differences	1,034	1,372	48	57	48	57	—	—

Trading derivatives:
- One-way contracts for differences	3,219	6,266	(123)	43	—	43	(123)	—
- swaps on oil-based commodities	581	613	(7)	(13)	9	11	(16)	(24)
- futures on oil-based commodities	252	291	(2)	16	2	17	(4)	(1)
- swaps on gas transmission fees	16	18	(8)	(12)	—	—	(8)	(12)
- other derivatives on energy	57	107	(6)	(1)	1	397	(7)	(398)
- embedded derivatives	1,012	—	(482)	—	58	—	(540)	—
- options on other commodities	—	9	—	2	—	2	—	—

TOTAL COMMODITY DERIVATIVES	6,171	8,676	(580)	92	118	527	(698)	(435)
“Two-way contracts for differences” classified as cash flow hedges had a positive fair value at December 31, 2006 of €48 million (positive €57 million at December 31, 2005).

The following table shows the fair value these two-way contracts for differences would have in the event of a 10% increase or decrease in the prices of the energy commodities underlying the model for measuring energy prices on the Italian market. Two-way contracts for differences refer to the physical positions in the underlying energy and, therefore, any negative (positive) change in the fair value of the derivative instrument corresponds to a positive (negative) change in the fair value of the underlying energy, so the impact on the income statement is equal to zero.

Fair value of two-way contracts for differences in cash flow hedges

Millions of euro
2007

10% decrease	111
Scenario at Dec. 31, 2006	48
10% increase	(14)
Derivatives on energy commodities classified as trading derivatives had a net negative fair value of €17 million (a positive €11 million and a negative €28 million). At December 31, 2005 the total fair value was a negative €9 million.

The table below shows the fair value that these derivatives would have in the event of a 10% increase and a 10% decrease in the prices of the underlying risk factors.

Specifically, the column “Commodity” shows the change relating to derivatives whose fair value depends on the price of energy commodities, while the “10-year swap rate” column indicates the change relating to a gas derivative whose fair value is based on the 10-year interest rate swap (IRS).

Fair value of trading derivatives on energy commodities

Millions of euro	Commodity	10-year swap rate	Total for 2007

10% decrease	(19)	(8)	(27)
Scenario at Dec. 31, 2006	(9)	(8)	(17)
10% increase	1	(8)	(7)
“One-way contracts for differences” had a net negative fair value at December 31, 2006 of €123 million (positive €43 million at December 31, 2005).

The following table shows the fair value of such one-way contracts for differences, as well as the value that they would have as a result of a 10% increase and a 10% decrease in the prices of the energy commodities underlying the model for measuring energy prices on the Italian market.

Fair value of one-way contracts for differences in trading book

Millions of euro
2007

10% decrease	(80)
Scenario at Dec. 31, 2006	(123)
10% increase	(167)
Energy derivatives classified as trading derivatives had a net negative fair value at December 31, 2006 of €6 million (negative €1 million at December 31, 2005).

The following table shows the fair value at December 31, 2006, as well as the changes in such value as a result of a 10% increase and a 10% decrease in the price scenario.

Specifically, for Italian energy derivatives, the changes are calculated (as with the approach for the contracts for differences described above) with reference to the energy commodity prices underlying the model for measuring energy prices on the Power Exchange.

For energy derivatives on foreign markets, for which forward rates are available, the changes are calculated based on the price of energy itself.

Fair value of energy trading derivatives

Millions of euro	Italy	Foreign	Total for 2007

10% decrease	(7)	(3)	(10)
Scenario at Dec. 31, 2006	(3)	(3)	(6)
10% increase	—	(4)	(4)
Embedded derivatives relate to contracts for the purchase and sale of energy entered into by Slovenské elektrárne in Slovakia. The net fair value at December 31, 2006 came to a negative €482 million, of which:
a)	a positive €58 million relating to an embedded derivative whose fair value is based upon inflation in the United States, the price of aluminum on the London Metal Exchange and the Slovak koruna (SKK)/US dollar (USD) exchange rate;

b)	a negative €304 million relating to an embedded derivative on the SKK/USD exchange rate;

c)	a negative €236 million relating to a derivative on the price of gas.
The following tables show the fair value at December 31, 2006, as well as the value expected from a 10% increase and a 10% decrease in the underlying risk factors.

Fair value of embedded derivative a)

		Aluminum	SKK/USD
Millions of euro	US inflation	spot price	exchange rate

10% decrease	52	32	53
Scenario at Dec. 31, 2006	58	58	58
10% increase	57	82	64
Fair value of embedded derivative b)

SKK/USD
Millions of euro	exchange rate

10% decrease	(333)
Scenario at Dec. 31, 2006	(304)
10% increase	(275)
Fair value of embedded derivative c)

Millions of euro	Gas price

10% decrease	(233)
Scenario at Dec. 31, 2006	(236)
10% increase	(240)

Credit risk

Enel manages credit risk by operating solely with counterparties considered solvent by the market, i.e. those with high credit standing, and does not have any concentration of credit risk.

The credit risk in respect of the derivatives portfolio is considered negligible since transactions are conducted solely with leading Italian and international banks, diversifying the exposure among different institutions.

As part of activities related to purchasing fuels for thermal generation and the sale and distribution of electricity, the distribution of gas and the sale of gas to eligible customers, Enel grants trade credit to external counterparties. The counterparties selected are carefully monitored through the assessment of the related credit risk and the pledge of suitable guarantees and/or security deposits to ensure adequate protection from default risk.

Enel considers the economic impact in future years of any default by counterparties in its derivatives positions open at the balance-sheet date to be immaterial given the high credit standing of such counterparties, the nature of the instruments (under which only differential flows are exchanged) and the risk diversification achieved by breaking down positions among the various counterparties.

Liquidity risk

Liquidity risk is managed by the Group Treasury unit at Enel SpA, which ensures adequate coverage of cash needs (using lines of credit and issues of bonds and commercial paper) and appropriate management of any excess liquidity.

At December 31, 2006 Enel had committed lines of credit amounting to €5.6 billion, of which €0.6 billion had been drawn, and uncommitted lines of credit totaling €3.8 billion, of which €0.5 billion had been drawn.

In addition, Enel Finance International has an outstanding commercial paper program with a maximum amount of €4 billion, of which about €3.5 billion were available at December 31, 2006.

4.	Changes in the scope of consolidation

The scope of consolidation for 2006 changed with respect to 2005 as a result of the following main transactions:
▪	the acquisition of controlling investments in Electrica Banat and Electrica Dobrogea (now Enel Electrica Banat ed Enel Electrica Dobrogea), companies that operate in electricity distribution and sales in Romania, on April 28, 2005. Accordingly, the income statement figures for 2005 reflect the consolidation of these companies for eight months only;

▪	sale of 100% of Wind, 62.75% of which was sold on August 11, 2005, and 6.28% on February 8, 2006, with the remaining 30.97% being transferred to Weather Investments, again on February 8, 2006, in exchange for 20.9% of the latter;

▪	sale of 43.85% of Terna, which took place in two transactions (13.86% on April 5, 2005 and 29.99% on September 15, 2005), and its deconsolidation on September 15, 2005;

▪	sale of 30% of Enel Unión Fenosa Renovables on May 30, 2006. Following this sale, the interest in the company fell to 50%, with the Group exercising joint control over the company together with the other shareholders. As a result, the company is being consolidated on a proportionate basis as of that date;

▪	acquisition of a 66% interest in Slovenské elektrárne, a company that generates and sells electricity in Slovakia, on April 28, 2006;

▪	acquisition of the remaining 40% interest in Maritza East III Power Holding on June 14, 2006. Following this transaction, the Group now holds a 73% stake in Enel Maritza East 3 (formerly Maritza East III Power Company), a Bulgarian generation company;

▪	acquisition, on June 14, 2006, of a 100% interest in Maritza O&M Holding Netherlands, a holding company that owns 73% of Enel Operations Bulgaria (formerly Maritza East 3 Operating Company), which is responsible for the maintenance of the Maritza East III power station;

▪	acquisition, on June 21, 2006, of a 49.5% interest in Res Holdings, which holds a 100% stake in the Russian firm RusEnergoSbyt (energy trading and sales). Enel now exercises joint control over the company together with the other shareholders; as a result, the company is consolidated on a proportionate basis;

▪	acquisition, on July 13, 2006 of 100% of Erelis, which operates in the development of wind plants in France;

▪	acquisition, on August 1, 2006, of 100% of Hydro Quebec Latin America (now Enel Panama), which together with our partner Globeleq (a private equity fund) exercises de facto control over Fortuna, a Panamanian hydro generation company. As a result, Fortuna is consolidated on a proportionate basis;

▪	acquisition, on October 6, 2006, through the Brazilian subsidiary of Enel Latin America, Enel Brasil Partecipações, of 100% of 10 companies in the Rede Group that own 20 mini-hydro plants.
Excluding the sales of Wind and Terna (whose results and capital gain were recognized as discontinued operations in 2005), the balance sheet effects of the other changes in the scope of consolidation do not affect the comparability of the figures for the two years considered. The main effects are shown in the notes to the accounts.

It should also be noted that the changes made to the classification of certain transactions recognized in the income statement in 2006, which are essentially related to the management of commodity risk, resulted in related reclassifications of the comparative figures for 2005.

As regards the acquisition of Slovenské elektrárne on April 28, 2006, the allocation of the cost of the equity investment to the value of the assets and liabilities acquired was completed in 2006. The residual goodwill recognized can therefore be considered final. The following tables report the calculation of the goodwill and the balance sheet of the company at the acquisition date.

Calculation of Slovenské elektrárne goodwill

Millions of euro

Net assets acquired before allocation	(1,196)

Fair value adjustments:
Property, plant and equipment	1,943
Net deferred tax liabilities	(373)
Financial liabilities	29
Sundry provisions	(22)
Other	48

Total adjustments	1,625

Net assets acquired after allocation	429

Enel % holding (66%)	283
Value of the transaction (1)	844
of which non-current financial assets 2005	(168)

Goodwill	561

(1)	Including incidental expenses.

Balance sheet of Slovenské elektrárne at the acquisition date

	Book values before	Fair value	Book values at
Millions of euro	April 28, 2006	adjustments	April 28, 2006

Property, plant and equipment	1,928	1,943	3,871
Intangible assets	15		15
Inventories, trade and other receivables	330	(5)	325
Cash and cash equivalents	23		23
Other current and non-current assets	911	(397)	514
Total assets	3,207	1,541	4,748

Shareholders’ equity	(789)	1,072	283
Minority interests	(407)	553	146
Total shareholders’ equity	(1,196)	1,625	429

Trade and other payables	258		258
Financial liabilities and Other current and non-current liabilities	1,600	(106)	1,494
Sundry provisions	2,545	22	2,567
Total shareholders’ equity and liabilities	3,207	1,541	4,748
The contribution of the newly acquired Slovenské elektrárne to Group operating income came to €198 million.

As regards the other acquisitions made during 2006, the differences between the cost value of the investments and the assets acquired less liabilities assumed have been recognized on a provisional basis as goodwill pending more accurate allocation.

The following reports the calculation of the difference, with the cash flow impact at December 31, 2006.

Other acquisitions

Millions of euro

Property, plant and equipment	279
Intangible assets	98
Trade receivables and inventories	28
Cash and cash equivalents	47
Other current and non-current assets	16
Total assets	468

Trade payables	(19)
Financial liabilities and Other current and non-current liabilities	(104)
Sundry and other provisions	(13)
Total liabilities	(136)

Total net assets acquired	332

Goodwill	158
Negative goodwill	(30)

Value of the transaction(1)	460

CASH FLOW IMPACT AT DECEMBER 31, 2006	460

(1)	Including incidental expenses.
The negative goodwill of €30 million is essentially related to the acquisition of an additional 40% of Maritza East III Power Holding for €26 million.

5.	Segment information

The results presented in these notes reflect the new organizational structure implemented at the end of 2005 and operational since January 1, 2006, which, in addition to the Domestic Sales Division, the Domestic Generation and Energy Management Division, the Domestic Infrastructure and Networks Division, saw the creation of an International Division that includes all the Group’s resources devoted to generation and distribution activities in the electricity and gas sectors abroad.

For the purposes of providing comparable figures, the data for 2005 have been reallocated to the Divisions on the basis of the new organizational arrangements. The figures for Transmission Networks and Telecommunications following the deconsolidation of Wind and Terna in the 2nd Half of 2005 are reported in the reference year as discontinued operations.

Following the transfer of the “large electricity users” unit (customers with annual consumption of more than 100 million kWh) from Enel Trade to Enel Energia, the 2005 figures for the unit were reallocated from the Domestic Generation and Energy Management Division to the Domestic Sales Division for comparative purposes.

Segment information for 2006 and 2005
Results for 2006 (1)

	Continuing operations
		Domestic	Domestic I
		Generat.	nfrastruc.			Services	Eliminations
	Domestic	and Energy	and		Parent	and Other	and
Millions of euro	Sales	Manag.	Networks	Internat.	Company	Activities	adjustments	Total	TOTAL

Revenues from third parties	20,981	12,694	906	3,056	891	267	(282)	38,513	38,513
Revenues from other segments	127	2,967	4,801	12	287	894	(9,088)	—	—

Total revenues	21,108	15,661	5,707	3,068	1,178	1,161	(9,370)	38,513	38,513

Net income/(charges) from commodity risk management	4	(705)	—	91	(4)	—	—	(614)	(614)

Gross operating margin	175	3,149	3,418	918	177	179	3	8,019	8,019

Income from equity exchange transaction	—	—	—	—	263	—	—	263	263

Depreciation and amortization	44	980	826	387	17	90	—	2,344	2,344

Impairment losses	129	(28)	3	12	—	3	—	119	119

Operating income	2	2,197	2,589	519	423	86	3	5,819	5,819

Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(651)	(651)

Income taxes	—	—	—	—	—	—	—	2,067	2,067

Net income (Group and minority interests)	—	—	—	—	—	—	—	3,101	3,101

Operating assets	6,948	16,752	16,875	10,008	1,013	1,771	(3,352)	50,015	50,015
Operating liabilities	6,272	4,019	4,042	4,037	1,275	1,128	(2,884)	17,889	17,889
Capital expenditure	56	897	1,459	467	13	71	—	2,963	2,963

(1)	Segment revenues include both revenues from third parties and revenue flows between the segments. An analogous approach was taken for other income and costs for the year.

Results for 2005 (1)

	Continuing operations								Discontinued operations
		Domestic	Domestic I
		Generat. and	nfrastruc.			Services	Eliminations				Eliminations
	Domestic	Energy	and		Parent	and Other	and		Transm.		and
Millions of euro	Sales	Manag.	Networks	Internat.	Company	Activities	adjustments	Total	Networks	TLC.	adjustments	Total	TOTAL

Revenues from third parties	19,155	10,648	837	1,856	886	440	(35)	33,787	711	2,604	(62)	3,253	37,040
Revenues from other segments	332	2,347	4,695	2	232	1,301	(8,909)	—	29	144	(173)	—	—

Total revenues	19,487	12,995	5,532	1,858	1,118	1,741	(8,944)	33,787	740	2,748	(235)	3,253	37,040

Net income/(charges) from commodity risk management	(26)	326	—	(14)	(14)	—	—	272	—	—	—	—	272

Gross operating margin	152	3,407	3,398	485	67	315	(79)	7,745	524	903	(1)	1,426	9,171

Depreciation and amortization	25	982	769	173	14	93	—	2,056	118	695	—	813	2,869

Impairment losses	115	27	1	5	—	3	—	151	—	41	—	41	192

Operating income	12	2,398	2,628	307	53	219	(79)	5,538	406	167	(1)	572	6,110

Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(744)	—	—	—	(240)	(984)

Income taxes	—	—	—	—	—	—	—	1,934	—	—	—	213	2,147

Gains on disposal of assets												1,153	1,153
Net income (Group and minority interests)	—	—	—	—	—	—	—	2,860	—	—	—	1,272	4,132

Operating assets	6,465	16,468	15,708	4,282	1,263	2,945	(3,280)	43,851	—	—	—	—	43,851
Operating liabilities	5,289	3,841	3,567	813	1,604	2,392	(3,137)	14,369	—	—	—	—	14,369
Capital expenditure	53	798	1,570	299	11	98	—	2,829	142	286	—	428	3,257

(1)	Segment revenues include both revenues from third parties and revenue flows between the segments. An analogous approach was taken for other income and costs for the year.

The following table reconciles segment assets and liabilities and the consolidated figures.

Millions of euro
	at Dec. 31, 2006	at Dec. 31, 2005

Total assets	54,500	50,502
Financial assets and cash and cash equivalents	2,107	3,203
Tax assets	2,378	3,448

Segment assets	50,015	43,851
- of which:
Domestic Sales	6,948	6,465
Domestic Generation and Energy Management	16,752	16,468
Domestic Infrastructure and Networks	16,875	15,708
International	10,008	4,282
Parent Company	1,013	1,263
Services and Other Activities	1,771	2,945
Eliminations and adjustments	(3,352)	(3,280)

Total liabilities	35,475	31,086
Financial liabilities and loans	14,661	13,819
Tax liabilities	2,925	2,898

Segment liabilities	17,889	14,369
- of which:
Domestic Sales	6,272	5,289
Domestic Generation and Energy Management	4,019	3,841
Domestic Infrastructure and Networks	4,042	3,567
International	4,037	813
Parent Company	1,275	1,604
Services and Other Activities	1,128	2,392
Eliminations and adjustments	(2,884)	(3,137)

Information on the Consolidated Income Statement
Revenues

6.a	Revenues from sales and services – €37,497 million

Millions of euro
	2006	2005	2006-2005

Revenues from the sale and transport of electricity and contributions from Electricity Equalization Fund	34,231	29,008	5,223
Revenues from the sale and transport of natural gas to end-users	1,695	1,556	139
Revenues from fuel sales	413	446	(33)
Connection fees for the electricity and gas networks	617	656	(39)
Revenues for contract work in progress	138	290	(152)
Other sales and services	403	414	(11)

Total	37,497	32,370	5,127
The change in “Revenues from the sale and transport of electricity and contributions from Electricity Equalization Fund” for 2006 with respect to 2005 is mainly attributable to a rise of €1,924 million in revenues from the transport and sale of electricity on the free and regulated markets. The increase is essentially due to higher unit prices and sales volumes on the free market as well as an increase in rate revenues for the regulated market, essentially related to the share allocated to cover higher generation costs. The figures for the period also reflect a €719 million increase in revenues from sales to resellers and revenues of €396 million for the remuneration of ancillary services. The increase in sales and transport is also linked to the rise in revenues posted by the Group abroad (€2,345 million), mainly attributable to €1,022 million in energy trading and to generation and distribution by foreign companies (of which €1,153 million related to the consolidation of Slovenské elektrárne, RusEnergoSbyt and Enel Panama). These increases were partially offset by lower contributions from the Electricity Equalization Fund related to the recognition in 2005 of €100 million in revenues connected with the recovery of charges for green certificates incurred in 2002 and 2003.
The increase in “Revenues from the sale and transport of natural gas to end-users” is essentially a reflection of the increase in the raw material component of gas rates.
“Revenues from fuel sales” decreased by €33 million due to a decrease in the sale of fuels other than natural gas, which was partially offset by greater sales of natural gas.
“Revenues for contract work in progress” fell by €152 million as a result of reduced engineering and construction activities carried out for external parties.

The table below gives a breakdown of revenues by geographical area:

Millions of euro
	2006	2005

Italy	32,389	30,563
Europe	4,525	1,656
Americas	180	117
Middle East	22	27
Other	381	7

Total	37,497	32,370
6.b	Other revenues – €1,016 million

Millions of euro
	2006	2005	2006-2005

Prior-year regulatory items	—	338	(338)
Reimbursement of stranded costs for Nigerian gas	154	158	(4)
Gains on sale of equity investments	90	131	(41)
Gains on sale of property, plant and equipment and intangible assets	22	45	(23)
Bonus for service continuity	194	115	79
Other	556	630	(74)

Total	1,016	1,417	(401)
“Prior-year regulatory items” for 2005 include reimbursements for reserve services provided to the ISO (GRTN, now the Electricity Services Operator) for the period from 2002 through March 31, 2004.

“Gains on sale of equity investments” realized in 2006 include €85 million from the sale of the distribution and sales networks of a number of municipalities in the Province of Modena.

The “Bonus for service continuity” for 2006, totaling €194 million, regards the bonus payable to Enel Distribuzione and Deval for improvements in service continuity recognized during the period, as well as the supplement to the amount recognized during the previous year for continuity improvements achieved in 2005. The corresponding income recognized in the previous year totaled €115 million.

7.	Income from equity exchange transaction – €263 million

The item regards the gain generated by the sale of Wind, in which 30.97% of the shares of Wind were exchanged for 20.9% of the share capital of Weather.

Costs

8.a	Raw materials and consumables – €23,469 million

Millions of euro
	2006	2005	2006-2005

Electricity purchases	17,082	14,321	2,761
Fuel and gas	5,637	5,514	123
Materials	750	798	(48)

Total	23,469	20,633	2,836
- of which capitalized	(586)	(665)	79
The increase in costs for electricity purchases reflects the change in the scope of consolidation of foreign firms, as well as the increase in average electricity costs. These factors were only partially offset by a reduction in quantities purchased in Italy, essentially related to a decrease in the volume of energy sales on the regulated market.
The higher costs of fuel and gas are mainly attributable to the increase in the average purchase price.

8.b	Services – €3,477 million

Millions of euro
	2006	2005	2006-2005

Electricity and gas wheeling	1,342	1,048	294
Maintenance and repairs	444	395	49
Telephone and postal	289	260	29
Communication services	62	62	—
Leases and rentals	425	387	38
Other	915	905	10

Total	3,477	3,057	420
Costs for services rose by €420 million, mainly as a result of the increase in electricity and gas wheeling costs, largely in respect of activity on the free market.

8.c	Personnel – €3,210 million

Millions of euro
	2006	2005	2006-2005

Wages and salaries	1,995	1,957	38
Social security contributions	568	529	39
Termination benefits	64	111	(47)
Other costs	583	165	418

Total	3,210	2,762	448
- of which capitalized	(403)	(384)	(19)
Personnel costs for 2006 rose by €448 million, which reflects the charge for the year for early retirement incentives (€487 million). Excluding this component and the increase arising from the change in the scope of consolidation, personnel costs, taking account of the charge in respect of the renewal of the national collective bargaining agreement for the electricity and gas industry, declined by €73 million, while the average number of employees for the period, after adjusting for the changes in the scope of consolidation, fell from 53,362 for 2005 to 50,804 for 2006.
The figure includes the charge recognized for 2006 related to defined-contribution plans, equal to €42 million (€49 million in 2005).
The table below shows the average number of employees by category, compared with the previous year, and the actual number of employees at December 31, 2006.

	Average number			Headcount
	2006	2005	2006-2005	at Dec. 31, 2006

Senior managers	692	618	74	691
Middle managers	4,678	4,144	534	4,900
Office staff	29,918	29,231	687	30,540
Workers	21,300	19,369	1,931	22,417
Total continuing operations	56,588	53,362	3,226	58,548

Discontinued operations	—	6,722	(6,722)	—

TOTAL	56,588	60,084	(3,496)	58,548

8.d	Depreciation, amortization and impairment losses – €2,463 million

Millions of euro
	2006	2005	2006-2005

Depreciation	2,154	1,918	236
Amortization	190	138	52
Impairment losses	119	151	(32)

Total	2,463	2,207	256
The rise of €256 million is essentially attributable to the increase in the depreciation of property, plant and equipment, mainly due to the inclusion of Slovenské elektrárne and Enel Panama in the scope of consolidation (€189 million).

8.e	Other operating expenses – €713 million

Millions of euro
	2006	2005	2006-2005

Provisions for risks and charges	98	212	(114)
Purchase of green certificates	73	119	(46)
Charges for CO2 emissions	84	228	(144)
Taxes and duties	159	144	15
Other	299	208	91

Total	713	911	(198)
The decrease in “Other operating expenses” essentially reflects the decline in charges for emissions of €144 million. The decrease is associated with the effect of the alignment in 2006 of the value of the allowance deficit for 2005 (10.7 million metric tons) with the prices of the allowances acquired in 2006, which were significantly lower than the market prices used for measurement at December 31, 2005. This positive effect was partially offset by the cost incurred to acquire part of the allowances to cover the deficit for the year and the measurement at year-end prices of the deficit not yet covered (1.3 million metric tons).

8.f	Capitalized costs – €(989) million

“Capitalized costs” include €403 million in personnel costs and €586 million in materials costs (compared with €384 million and €665 million, respectively, for 2005). The decrease in the period relates to the decline in in-house plant construction by the Domestic Infrastructure and Networks Division.

9.	Net income/(charges) from commodity risk management – €(614) million

Net charges from commodity risk management include €622 million from contracts for differences and derive essentially from a change in developments in prices for the purchase of electricity on the pool market and the prices of the products used as benchmarks in the contracts for differences.

Millions of euro
	2006	2005	2006-2005

Income
Unrealized on contracts for differences	—	43	(43)
Unrealized on other contracts	16	9	7
Total unrealized income	16	52	(36)

Realized on contracts for differences	—	289	(289)
Realized on other contracts	76	98	(22)
Total realized income	76	387	(311)

Total income	92	439	(347)

Charges
Unrealized on contracts for differences	(103)	—	(103)
Unrealized on other contracts	(42)	(13)	(29)
Total unrealized charges	(145)	(13)	(132)

Realized on contracts for differences	(519)	—	(519)
Realized on other contracts	(42)	(154)	112
Total realized charges	(561)	(154)	(407)

Total charges	(706)	(167)	(539)

NET INCOME/(CHARGES) FROM COMMODITY RISK MANAGEMENT	(614)	272	(886)

10.	Financial income/(expense) – €(647) million

Millions of euro
	2006	2005	2006-2005

Financial income:
- interest and other income from non-current financial assets	8	29	(21)
- foreign exchange gains	165	23	142
- income from derivative instruments	85	68	17
- other income	233	99	134
Total income	491	219	272

Financial expense:
- interest and other charges on financial debt	(635)	(686)	51
- foreign exchange losses	(82)	(52)	(30)
- expense on derivative instruments	(169)	(94)	(75)
- accretion of post-employment and other employee benefits	(108)	(112)	4
- accretion of other provisions	(159)	—	(159)
Total financial expense	(1,153)	(944)	(209)

Total financial income/(expense)	(662)	(725)	63

Income/(expense) from equity investments:
- income from equity investments	22	11	11
- expense on equity investments	(7)	—	(7)
Total income/(expense) from equity investments	15	11	4

TOTAL	(647)	(714)	67
Net financial expense excluding net income from equity investments amounted to €662 million, down €63 million on the previous year. This reflected the benefit of Enel’s financial strategy, which in a context of sharply rising market interest rates, especially short-term rates, was focused on extending the average maturity of its debt and reducing the floating rate component.
These developments, associated with a significant reduction in outstanding debt, contributed to the decline in the financial expense on the debt.
The decline also reflected the recognition in 2006 of the right to reimbursement of registration fees paid on bonds issued between 1976 and 1984.
These effects were partially offset by an increase in net financial expense due to the consolidation of Slovenské elektrárne, to which the increase of €159 million in the accretion of provisions for risks and charges is also largely attributable.

11.	Share of income/(expense) from investments accounted for using the equity method – €(4) million

Millions of euro
	2006	2005	2006-2005

Income from associates	4	7	(3)
Expense on associates	(8)	(37)	29

Total	(4)	(30)	26
Expense in respect of investments accounted for using the equity method came to €8 million in 2006. They essentially reflect the measurement of the 26.1% stake held in Weather Investments until the sale date. The expense for 2005, totaling €37 million, concerned the measurement using the equity method of the investment in Wind Telecomunicazioni (37.25%), taking account of the gain that emerged from the fair value measurement of call option envisaged in the disposal agreement, which was exercised in February 2006.

12.	Income taxes – €2,067 million

Millions of euro
	2006	2005	2006-2005

Current taxes	1,657	1,398	259
Income tax adjustments relating to prior years	(5)	14	(19)
Deferred tax liabilities	47	277	(230)
Deferred tax assets	368	245	123

Total	2,067	1,934	133
The tax charge for 2006 amounts to an estimated €2,067 million, equal to 40.0% of taxable income, compared with 40.3% in 2005. Foreign taxes in the year totaled €99 million (€27 million in 2005).

The table below reconciles the theoretical tax rate with the effective rate.

Millions of euro
	2006		2005

Income before taxes	5,168		4,794
Theoretical tax due calculated as 33% of pre-tax income	1,705	33.0%	1,582	33.0%
Permanent differences and minor items	13	0.3%	(12)	-0.3%
Difference on estimated income taxes from prior years	(5)	-0.1%	14	0.3%
IRAP	354	6.8%	350	7.3%

Total	2,067	40.0%	1,934	40.3%
13.	Discontinued operations – €0 million

Following the disposal of equity investments in Wind and Terna, which took place on August 11 and September 15, 2005, respectively, these entities were deconsolidated as from those dates and the financial performance achieved up to the disposal date is reported under discontinued operations. Similarly, the capital gain achieved in the 2nd Quarter of 2005 from the sale of 13.86% of Terna was recognized under discontinued operations.

The income components contributing to the total of discontinued operations are shown in the following table.

Millions of euro
	2006	2005

Operating income	—	572
Net financial expense	—	(240)
Income taxes	—	(213)
Net income before capital gains	—	119

Gains on disposal of assets	—	1,153

NET INCOME ON DISCONTINUED OPERATIONS	—	1,272

Information on the Consolidated Balance Sheet
Assets

Non-current assets

14.	Property, plant and equipment – €34,846 million

Changes in property, plant and equipment for 2005 and 2006 are shown below:

				Industrial and				Assets under
			Plant and	commercial	Other	Leased	Leasehold	construction
Millions of euro	Land	Buildings	machinery	equipment	assets	assets	improvements	and advances	Total

Cost	351	6,684	75,753	494	1,117	—	279	2,073	86,751
Accumulated depreciation	—	(3,041)	(45,630)	(393)	(794)	—	(191)	—	(50,049)

Balance at Dec. 31, 2004	351	3,643	30,123	101	323	—	88	2,073	36,702

Investments	1	64	1,743	16	56	—	13	1,144	3,037
Assets entering service	2	48	766	1	15	—	10	(842)	—
Depreciation (1)	—	(210)	(2,191)	(24)	(101)	—	(35)	—	(2,561)
Impairment losses	—	—	—	—	—	—	—	—	—
Change in scope of consolidation	(16)	(325)	(6,329)	(10)	(119)	—	(59)	(600)	(7,458)
Exchange rate gains/ (losses)	1	—	245	—	—	—	—	1	247
Ordinary disposals and other changes	52	133	(211)	(4)	(23)	—	10	264	221
Total changes	40	(290)	(5,977)	(21)	(172)	—	(61)	(33)	(6,514)

Cost	391	6,435	64,698	358	664	—	65	2,040	74,651
Accumulated depreciation	—	(3,082)	(40,552)	(278)	(513)	—	(38)	—	(44,463)

Balance at Dec. 31, 2005	391	3,353	24,146	80	151	—	27	2,040	30,188

Investments	1	56	1,415	17	71	—	11	1,188	2,759
Assets entering service	1	58	612	—	31	—	17	(719)	—
Depreciation	—	(247)	(1,790)	(16)	(67)	(21)	(13)	—	(2,154)
Impairment losses	—	—	(6)	—	—	—	—	—	(6)
Change in scope of consolidation	12	1,106	2,257	19	1	225	—	357	3,977
Exchange rate gains/ (losses)	—	94	147	3	—	18	—	33	295
Ordinary disposals and other changes	(16)	(14)	(163)	(3)	(7)	3	—	(13)	(213)
Total changes	(2)	1,053	2,472	20	29	225	15	846	4,658

Cost	389	8,021	69,355	404	673	292	119	2,886	82,139
Accumulated depreciation	—	(3,615)	(42,737)	(304)	(493)	(67)	(77)	—	(47,293)

Balance at Dec. 31, 2006	389	4,406	26,618	100	180	225	42	2,886	34,846

(1)	Includes €643 million in respect of Telecommunication and Transmission Networks Divisions until date of deconsolidation.

“Plant and equipment” includes assets to be relinquished with a net book value of €2,214 million, mainly hydroelectric power plants (€2,171 million, of which €353 million refers to the plant of the Spanish companies).
“Leased assets” mainly regard the sale and lease back agreement for the V1 nuclear power plant at Jaslovske Bohunice and the hydroelectric plant at Gabcikovo, the signing of which was a necessary condition for the start of the privatization of the Slovakian electricity system. In particular, the lease contract for the V1 plant covers the entire remaining useful life of the asset and the period between the end of generation and the start of the decommissioning process, while that for the Gabcikovo plant has a 30-year term as from April 2006.
The following table reports the minimum lease payments and the related present value.

Millions of euro	Minimum lease payments	Present value

2007	14	11
2008-2012	31	14
After 2012	99	64

Total	144	89
Changes in the scope of consolidation in 2006 relate to the following transactions:
▪	the acquisition of Slovenské elektrárne (up €3,871 million);

▪	the acquisition of Enel Panama (up €159 million);

▪	the acquisition of the Brazilian companies of the Rede Group (up €79 million);

▪	the acquisition of companies in the Gas area (up €41 million);

▪	the partial deconsolidation of Enel Unión Fenosa Renovables (down €156 million);

▪	the sale of Carbones Colombianos del Cerrejón (down €17 million).
In 2005 the item mainly regarded the deconsolidation of the Telecommunications and Transmission Networks Divisions.
Depreciation for 2005 included amounts related to Telecommunications and Transmission Networks Divisions until deconsolidation in the amount of €643 million. Excluding this effect, this item increased by €236 million due essentially to the acquisition of Slovenské elektrárne and Enel Panama for a total of €189 million.
The variation in ordinary disposals and other changes was affected by the reclassification in 2005 of materials to be used in the construction and maintenance of the distribution networks, which was previously classified as inventory, as well as the transfer of land and buildings to Dalmazia Trieste following the spin-off of the Immobiliare Foro Bonaparte real estate firm in 2005.

The following tables report the net values at December 31, 2006 and December 31, 2005 for property, plant and equipment based on the use of the assets.

Millions of euro
	2006	2005

Power plants: (1)
- thermal	7,124	6,521
- hydro	4,601	4,422
- geothermal	313	633
- nuclear	1,831	—
- alternative energy resources	323	566
Total power plants	14,192	12,142

Electricity distribution networks	12,827	12,282
Gas distribution networks	1,585	1,626
Buildings for primary and secondary transformer stations	691	674
Buildings for office, warehouse and other uses(2)	1,895	872
Equipment and other assets	770	552
Total assets in use	31,960	28,148

Assets under construction and advances	2,886	2,040

TOTAL	34,846	30,188

(1)	The values also include industrial land and buildings.

(2)	The values include non-industrial buildings (offices, warehouses, parking facilities, etc.), buildings for civil use and non-appurtenant land.
The table below summarizes capital expenditure in 2006 by category. The total of €2,759 million declined by €278 million from 2005, mainly as a result of the removal of Wind and Terna from the scope of consolidation.

Millions of euro
	2006	2005

Power plants:
- thermal	766	570
- hydro	157	206
- geothermal	79	84
- nuclear	57	—
- alternative energy resources	115	130
Total power plants	1,174	990

Transport lines and transformer stations	—	133
Electricity distribution networks	1,324	1,381
Gas distribution networks	88	70
Telecommunication networks	—	251
Land, buildings and other assets and equipment	173	212

TOTAL	2,759	3,037

Investments in power plants totaled €1,174 million, an increase of €184 million over the previous year. The expenditure primarily concerned works for the transformation of thermal plants and plant upgrading and repowering to enhance safety and environmental performance (upgrading of hydraulic plant, environmental impact work, etc.), as well as the effect of the consolidation of Slovenské elektrárne.

Investments in the electricity distribution network totaled €1,324 million, down €57 million from the previous year, due primarily to investments related to the digital metering project, which will soon be completed. In the year, about 2.9 million traditional meters were replaced (some 6.2 million in 2005). Since the program began a total of 30 million meters have been replaced.

In the absence of indications concerning events that might have reduced the value of the assets, no impairment test was conducted.

15.	Intangible assets – €2,982 million

Changes in intangible assets for 2005 and 2006 are shown below:

		Industrial	Concessions,
		patents and	licenses,		Assets under
	Development	intellectual	trademarks and		development
Millions of euro	costs	property rights	similar rights	Other	and advances	Goodwill	Total

Balance at Dec. 31, 2004	6	411	2,526	245	174	6,709	10,071

Investments	—	72	36	12	97	3	220
Assets entering service	—	59	—	9	(68)	—	—
Exchange rate differences	—	—	1	9	—	23	33
Changes in scope of consolidation	—	(245)	(2,410)	26	(70)	(5,120)	(7,819)
Amortization(1)	—	(149)	(96)	(63)	—	—	(308)
Impairment losses	—	—	—	—	—	—	—
Other changes	(6)	(15)	20	27	(1)	(40)	(15)
Total changes	(6)	(278)	(2,449)	20	(42)	(5,134)	(7,889)

Balance at Dec. 31, 2005	—	133	77	265	132	1,575	2,182

Investments	5	51	15	35	98	—	204
Assets entering service	—	69	—	10	(79)	—	—
Exchange rate differences	—	1	—	(11)	1	29	20
Changes in scope of consolidation	—	8	12	77	9	670	776
Amortization	(2)	(94)	(15)	(79)	—	—	(190)
Impairment losses	—	—	—	(5)	—	(3)	(8)
Other changes	32	(3)	(2)	(16)	(13)	—	(2)
Total changes	35	32	10	11	16	696	800

Cost	42	482	128	759	148	2,271	3,830
Accumulated amortization	7	317	41	483	—	—	848

Balance at Dec. 31, 2006	35	165	87	276	148	2,271	2,982

(1)	Includes €170 million in respect of Telecommunications and Transmission Networks Divisions until date of deconsolidation.

The individual items making up intangible assets are commented on below.
“Industrial patents and intellectual property rights” relate mainly to costs incurred in purchasing software and open-ended software licenses. The most important applications relate to invoicing and customer management, the development of Internet portals and the management of company systems. Amortization is calculated on a straight-line basis over the item’s residual useful life (on average between three and five years).
“Concessions, licenses, trademarks and similar rights” include expenses incurred by the gas companies and the foreign electricity distribution companies to build up their customer base. Amortization is calculated on a straight-line basis over the term of the average period of the relationship with customers or of the concessions.
“Goodwill” amounted to €2,271 million, an increase of €696 million over the previous year.

		Changes in scope	Exchange rate	Impairment
Millions of euro		of consolidation	differences	losses
	at Dec. 31, 2005				at Dec. 31, 2006

Enel Viesgo Generación	657	—	—	—	657
Enel Rete Gas	4				4
Enel Energia (formerly Enel Gas)	579	—	—	—	579
Enel Unión Fenosa Renovables	131	(49)	—	—	82
Enel North America	85	—	(9)	(1)	75
Enel Latin America	73	—	(7)	—	66
Electra de Viesgo Distribución	24	—	—	—	24
Enel Maritza East 3 (formerly Maritza East III Power Company)	15	—	—	—	15
Wisco	7	—	—	(2)	5
Slovenské elektrárne	—	561	48	—	609
RusEnergoSbyt	—	80	(1)	—	79
Enel Panama	—	62	(2)	—	60
Erelis	—	14	—	—	14
Enel Operations Bulgaria (formerly Maritza East 3 Operating Company)	—	2	—	—	2

Total	1,575	670	29	(3)	2,271
The change in the scope of consolidation concerns the acquisition of 66% of Slovenské elektrárne (€561 million), 100% of the Russian company RusEnergoSbyt (€80 million) through the acquisition of 49.5% of its direct parent Res Holdings, 100% of Enel Panama (€62 million), 100% of Erelis (€14 million), and 73% of Enel Operations Bulgaria (formerly Maritza East 3 Operating Company, €2 million), net of the sale of a 30% stake in Enel Unión Fenosa Renovables (down €49 million).

The allocation of the cost of the investment in Slovenské elektrárne to the current value of the assets and liabilities acquired was completed at the end of 2006. Accordingly, the goodwill recognized can be considered final and subject to impairment tests, as described below. As regards the other acquisitions made during 2006, the differences between the cost value of the investments and the assets acquired less liabilities assumed have been recognized on a provisional basis as goodwill pending more accurate allocation.
The recoverable value of the goodwill recognized was estimated using discounted cash flow and dividend discount models, which involve estimating future cash flows and applying an appropriate discount rate in order to determine an asset’s value in use. More specifically, the cash flows concern an explicit period selected in line with the average useful life of the assets or the duration of the concessions. In cases in which it was not possible to estimate cash flows reliably for the entire useful life of the assets, a residual amount was calculated as a perpetuity at a growth rate of zero or equal to inflation as deemed appropriate for the country involved. The value in use calculated as described above was found to be greater than the amount recognized on the balance sheet. The sensitivity analysis used in the analysis did not point to significant impacts on the results of the measurements themselves and consequently on the differences found.
The table below reports the balance of goodwill according to the company to which the cash generating unit belongs, along with the discount rates applied and the time horizon over which the expected cash flows have been discounted.

				Discount rate
						Explicit
						period of
Millions of euro	Amount	Tax rate	Growth rate (1)	WACC (2)	Ke (3)	cash flows
	at Dec. 31, 2006

Enel Viesgo Generación	657	30%	no terminal value	6.9%		26 years
Electra de Viesgo Distribución	24	30%	1.0%	6.0%		11 years
Enel Rete Gas	4	42%	0%	6.0%		3 years
Enel Energia (formerly Enel Gas)	579	38%	0%	7.1%		5 years
Enel North America	75	40.4%	2.0%	6.5%		10 years
Enel Latin America	66	28.2%	2.0%	9.9%		10 years
Enel Unión Fenosa Renovables	82	30%	no terminal value		8.8%	20 years
Enel Maritza East 3 (formerly Maritza East III Power Company)	15	10%	no terminal value		11.4%	18 years
Wisco	5	40%	0%	8.0%		11 years
Slovenské elektrárne	609	19%	no terminal value	8.5%		34 years

(1)	Perpetual growth rate of cash flows after explicit period.

(2)	WACC represents the weighted average capital cost.

(3)	Ke is the opportunity cost for the shareholder for the investment in risk capital.

16.	Deferred tax assets – €1,554 million

Changes in “Deferred tax assets”, grouped by type of temporary difference and determined using current tax rates, are shown below.

		Increase/(Decrease)		Changes
		taken to income	Other	in scope of
Millions of euro		statement	changes	consolidation
	at Dec. 31, 2005				at Dec. 31, 2006

Nature of the temporary differences:
- impairment of property, plant and equipment and intangible assets	68	(9)	(2)	—	57
- accruals to provisions for risks and charges and impairment losses with deferred deductibility	567	(192)	—	191	566
- tax losses carried forward	125	(60)	—	—	65
- measurement of financial assets	149	(61)	(45)	—	43
- other items	869	(46)	—	—	823

Total	1,778	(368)	(47)	191	1,554
At December 31, 2006, deferred tax assets totaled €1,554 million, a decrease of €224 million compared with December 31, 2005.
The change is essentially ascribable to the recognition in the income statement of amounts deductible for the period (€368 million), mainly referring to the item provisions for risks and charges and prior impairments of equity investments on which tax deductibility is deferred over more than one year.
The change in the scope of consolidation is related primarily to Slovenské elektrárne. No deferred tax assets were recorded in relation to prior tax losses of €764 million, mainly regarding two holding companies located in the Netherlands and Luxembourg (€649 million), because the tax laws in force in the countries in question do not treat the expected income (dividends) of the companies as taxable.

17.	Equity investments accounted for using the equity method – €56 million

Equity investments in associated companies accounted for using the equity method are as follows:

			Capital		Income	Other
Millions of euro		% holding	increases	Sales	effect	changes		% holding
	at Dec. 31, 2005						at Dec. 31, 2006

Wind Telecomunicazioni	1,728	37.2%	—	(328)	263	(1,663)	—	—
Weather Investments	—	—	—	(1,962)	(6)	1,968	—	—
Gesam	14	40.0%	—	(18)	4	—	—	—
Idrosicilia	9	40.0%	—	—	—	—	9	40.0%
Cesi	7	25.9%	—	—	—	—	7	25.9%
Compagnia Porto di Civitavecchia	9	25.0%	2	—	—	(4)	7	25.0%
Aes Distribuidores Salvadoreños	7	20.0%	—	—	—	(2)	5	20.0%
Other	23	—	—	(2)	4	3	28	—

Total	1,797		2	(2,310)	265	302	56
The changes for the year in the equity investments in Wind and Weather Investments are the result of the completion of the sale of Wind. Specifically, Enel transferred 6.28% of Wind’s share capital to a subsidiary of Weather after Weather exercised a call option envisaged in the May 2005 agreement between the parties. Enel also transferred its remaining 30.97% of Wind shares to Weather in exchange for 20.9% of the share capital of Weather. The exchange generated a gain of €263 million. Including the 5.2% of Weather acquired in August 2005 during the first phase of the transaction and classified at December 31, 2005 under non-current financial assets, Enel’s total holding in the company amounted to 26.1%. On December 21, 2006, Enel sold the holding for a total of €1,962 million, of which €1,000 million were paid on that date, with the remainder deferred on an interest-bearing basis for 18 months and classified under other non-current financial assets.
The main income statement and balance sheet data for the principal equity investments in associates are reported in the following table.

				Net				Net
Millions of euro	Assets	Liabilities	Revenues	income/(loss)	Assets	Liabilities	Revenues	income/(loss)
		at Dec. 31, 2006				at Dec. 31, 2005

Idrosicilia	23	1	—	1	23	1	—	1
Cesi	128	101	80	1	159	129	125	1
Compagnia Porto di Civitavecchia	23	7	—	(2)	2	4	—	(3)
Aes Distribuidores Salvadoreños	85	57	5	—	104	67	9	5
Other companies	166	114	52	6	119	103	14	4

18.	Non-current financial assets – €1,494 million

Millions of euro
	at Dec. 31, 2006	at Dec. 31, 2005	2006-2005

Equity investments in other companies	367	594	(227)
Advance paid on the acquisition of Slovenské elektrárne	—	168	(168)
Receivables due from associates and other equity investments	—	34	(34)
Other securities designated at fair value through profit or loss	114	—	114

Other receivables:
— financial receivables due from financing entities	14	27	(13)
— derivative contracts	37	11	26
— other items	962	2	960
Total other receivables	1,013	40	973

TOTAL	1,494	836	658
As regards “Equity investments in other companies”, the fair value of publicly listed companies was determined with reference to the market value of their shares at the end of the period, whereas the fair value of unlisted companies was determined on the basis of what is felt to be a reliable valuation of their significant balance sheet items.

Millions of euro		% holding		% holding
	at Dec. 31, 2006		at Dec. 31, 2005		2006-2005

Weather Investments	—	—	286	5.20%	(286)
Terna	262	5.12%	213	5.12%	49
Red Electrica de España	44	1.00%	35	1.00%	9
LaGeo	25	12.50%	25	12.50%	0
Echelon	18	7.67%	20	7.54%	(2)
Tri Alpha Energy	7	6.18%	7	6.74%	0
Other	11		8		3

Total	367		594		(227)
The change in 2006 is connected with the Enel-Weather transaction described in the section concerning equity investments accounted for using the equity method. Non-current financial assets at December 31, 2005, included the advance paid for the purchase of 66% of the share capital of Slovenské elektrárne. This acquisition was finalized in the 2nd Quarter of 2006.
“Other securities designated at fair value through profit or loss” are financial investments in asset management funds.

The increase in “Other items” essentially regards the remaining receivable of €962 million in respect of the sale of the 26.1% stake in Weather.
The table below reports the carrying amount and the fair value of long-term financial receivables (€1,090 million), including the portion due within twelve months (€30 million included under other short-term financial receivables).

Millions of euro	Carrying amount	Fair value	Carrying amount	Fair value
	at Dec. 31, 2006		at Dec. 31, 2005

Long-term financial receivables	1,120	1,120	66	66

Total	1,120	1,120	66	66
The following table shows the notional amounts and the fair value of derivative contracts classified under non-current financial assets:

Millions of euro	Notional value		Fair value
	at Dec. 31, 2006	at Dec. 31, 2005	at Dec. 31, 2006	at Dec. 31, 2005	2006-2005

Cash flow hedge derivatives:
— interest rates	2,586	327	37	11	26

Total	2,586	327	37	11	26
The increase in the fair values of the interest-rate derivatives is primarily due to the increase in interest rates during 2006, particularly at short and medium term (with 6-month Euribor going from 2.64% at the end of 2005 to 3.85% at the end of 2006).

19.	Other non-current assets – €568 million

Millions of euro
	at Dec. 31, 2006	at Dec. 31, 2005	2006-2005

Receivables from Electricity Equalization Fund	209	847	(638)

Receivables from State Decommissioning Fund	269	—	269

Other long-term receivables:
— tax paid on account on termination benefits	5	19	(14)
— loans to employees	45	44	1
— other receivables	40	65	(25)
Total other long-term receivables	90	128	(38)

TOTAL	568	975	(407)
The decrease of €638 million in “Receivables from the Electricity Equalization Fund” is mainly due to the reimbursement of stranded costs, pursuant to Resolution no. 132/06 of June 28, 2006, of the Authority for Electricity and Gas.

The “Receivables from the State Decommissioning Fund” in the amount of €269 million are entirely related to the consolidation of Slovenské elektrárne. The receivables regard the contribution that the company, as a nuclear generation operator, paid to the Slovakian national nuclear decommissioning fund in the manner and in accordance with the timetable established under Slovakian law.(1) The resources will be used by the Slovakian government to reimburse to the generating companies that paid into the Fund part of the future costs of decommissioning nuclear plants and managing the related waste, including post-operational costs in the period between the termination of generation activities and the start of decommissioning. If such costs are greater than the amounts paid into the Fund up to the decommissioning date, the rules governing the Fund establish that the difference can be recovered from end users through rate increases.

(1)	The fund and its assets are managed entirely by the Government.

Current assets

20.	Inventories – €1,209 million

Millions of euro
	at Dec. 31, 2006	at Dec. 31, 2005	2006-2005

Raw materials, consumables and supplies:
— fuel	853	585	268
— materials, equipment and other inventories	207	115	92
Total	1,060	700	360

Buildings available for sale	148	166	(18)
Advances	1	18	(17)

TOTAL	1,209	884	325
Raw materials, consumables and supplies consist of fuel inventories to cover the company’s requirements for generation and trading activities, as well as materials and equipment for plant operation, maintenance and construction. The increase is primarily related to the consolidation of Slovenské elektrárne, as well as to the measurement of fuel-oil inventories at higher weighted-average prices.

The buildings available for sale are remaining units from the Group’s real estate portfolio and are primarily civil buildings. The decrease is related to sales made during the period.

21.	Trade receivables – €7,958 million

Millions of euro
	at Dec. 31, 2006	at Dec. 31, 2005	2006-2005

Customers:
— sale and transport of electricity	6,809	6,850	(41)
— distribution and sale of natural gas	712	611	101
— other activities	387	506	(119)
Total	7,908	7,967	(59)

Trade receivables due from associates	7	290	(283)
Receivables for contract work in progress	43	59	(16)

TOTAL	7,958	8,316	(358)
The decline in “Trade receivables due from associates” primarily refers to transactions with Wind, which, following the equity exchange transaction, were classified, for the uncollected amount, at December 31, 2006 under trade receivables from third-party customers.

Part of the trade receivables (€4,549 million) regard amounts determined as accrued at the end of the period and therefore have not yet been invoiced.
Trade receivables from customers are recognized net of the related provision for doubtful accounts, which totaled €482 million at the end of the year, compared with an opening balance of €347 million. The table below sets out the changes in the provision, which reflect the change in the scope of consolidation related primarily to Slovenské elektrárne (€155 million).

Millions of euro

Balance at Jan 1, 2005	486

Accruals	188
Utilization	(29)
Changes in scope of consolidation	(305)
Other changes	7
Balance at Dec. 31, 2005	347

Accruals	105
Utilization	(124)
Changes in scope of consolidation	156
Other changes	(2)
Balance at Dec. 31, 2005	482
22.	Tax receivables – €431 million

Tax receivables at December 31, 2006 totaled €431 million and are essentially related to taxes and tax surcharges in the amount of €132 million and receivables for indirect taxation in the amount of €91 million. They also include €121 million in respect of recognition of the right to obtain reimbursement of prior-year items recognized in 2006 from the tax authorities.

23.	Current financial assets – €402 million

Millions of euro
	at Dec. 31, 2006	at Dec. 31, 2005	2006-2005

Receivables for factoring advances	211	374	(163)
Derivative contracts	120	115	5
Other securities	25	28	(3)
Equity investments	—	43	(43)
Other	46	9	37

Total	402	569	(167)

The €163 million decrease in “Receivables for factoring advances” is mainly due to a reduction in the amounts discounted by suppliers, essentially attributable to the termination of factoring relationships with Wind suppliers.
The following table reports the notional values and the fair value of derivative contracts, grouped by hedge type and designation:

Millions of euro	Notional value		Fair value
	at Dec. 31, 2006	at Dec. 31, 2005	at Dec. 31, 2006	at Dec. 31, 2005	2006-2005

Cash flow hedge derivatives:
— interest rates	—	60	—	—	—
— exchange rates	25	1	—	—	—
— commodities	1,034	1,372	48	57	(9)
Total	1,059	1,433	48	57	(9)

Trading derivatives:
— interest rates	42	60	—	1	(1)
— exchange rates	208	703	2	9	(7)
— commodities	407	7,179	70	48	22
Total	657	7,942	72	58	14

TOTAL	1,716	9,375	120	115	5
Commodity derivates are related to:
▪	two-way contracts for differences with a notional value of €1,034 million and a fair value of €48 million. These amounts refer both to the two-way contracts for differences with the Single Buyer for 2007 and the virtual power plant (VPP) contracts that Enel entered into with the counterparties selected through the auction of December 28, 2006. These contracts are also two-way contracts for differences;

▪	commodity derivatives on fuels, with a notional value of €405 million and a fair value of €11 million;

▪	trading derivatives on electricity, with a net notional value of about €2 million and a fair value of €1 million;

▪	embedded derivatives related to an energy sale contract in Slovakia, with a fair value of €58 million.
At December 31, 2005, derivatives in commodities mainly related to fuel and electricity had a notional value of €913 million and a fair value of €5 million, while energy trading operations were recognized as current liabilities because their fair value was negative in the amount of €1 million (compared with a net notional value of €107 million). The additional €6,266 million of notional value at December 31, 2005, referred to one-way contracts for differences, which are currently included among liabilities.

At December 31, 2005, the item “Equity investments” consisted entirely of the fair value of the 1.02% investment in Terna in respect of the bonus shares granted to shareholders, the rights to which were exercised in January 2006.

24.	Cash and cash equivalents – €547 million

Cash and cash equivalents, detailed in the table below, are not restricted by any encumbrances, apart from €28 million essentially attributable to deposits pledged to secure transactions carried out by Enel North America and Enel Panama.

Millions of euro
	at Dec. 31, 2006	at Dec. 31, 2005	2006-2005

Bank and post office deposits	541	472	69
Cash and cash equivalents on hand	6	4	2

Total	547	476	71
25.	Other current assets – €2,453 million

Millions of euro
	at Dec. 31, 2006	at Dec. 31, 2005	2006-2005

Receivables due from Electricity Equalization Fund	1,355	816	539
Receivables due from employees	14	14	—
Receivables due from others	975	801	174
Accrued operating income and prepaid expenses	109	81	28

Total	2,453	1,712	741
“Receivables due from Electricity Equalization Fund” show an increase of €539 million primarily as a result of the increase in receivables arising from the application of the equalization mechanisms on electricity purchases.
Including the portion of receivables classified as long-term (€209 million), total receivables due from the Electricity Equalization Fund at December 31, 2006, amounted to €1,564 million, partially offset by payables of €948 million.

Liabilities and shareholders’ equity
26.	Equity attributable to the shareholders of the Parent Company – €18,460 million

During 2006, 19,124,633 options that had been distributed under the stock option plans for 2002, 2003 and 2004 were exercised. The exercise of these options generated an increase of €108 million in equity through an increase in share capital of €19 million and in the share premium reserve of €89 million. In addition, as regards the exercised options, the share premium reserve increased by a further €7 million as a result of the reclassification from the specific stock option reserve.

Share capital – €6,176 million

Share capital at December 31, 2006 consisted of 6,176,196,279 ordinary shares with a par value of €1.00 each (6,157,071,646 shares at December 31, 2005).

Based on the shareholders register and other available information, no shareholders held more than 2% of the total share capital, apart from the Ministry for the Economy and Finance, which holds 21.14%, and its subsidiary Cassa Depositi e Prestiti, which holds 10.16%.

Other reserves – €4,549 million

Share premium reserve – €607 million

The change in the year reflects the exercise of stock options by beneficiaries.

Legal reserve – €1,453 million

Other reserves – €2,245 million

This includes €2,215 million in respect of the remaining portion of the value adjustments carried out when Enel was transformed from a public entity to a company limited by shares. Pursuant to Article 47 of the Uniform Tax Code (Testo Unico Imposte sul Reddito), this amount does not constitute taxable income when distributed.

Foreign currency translation reserve – €81 million

The increase in this aggregate for the period is attributable to the net appreciation of the functional currency against the foreign currencies used by subsidiaries.

Reserve from measurement of financial instruments – €163 million

This item includes €16 million in losses not yet realized at the end of the period in respect of the measurement of cash flow hedging derivatives and recognized directly in equity, as well as €177 million in unrealized gains arising in respect of the fair value measurement of financial assets.

The table below shows the changes in gains and losses recognized directly in equity including minority interests and net of the related tax effects.

		Gains/(losses)
		recognized in	Released to
		equity for the	income
Millions of euro		period	statement
	at Dec. 31, 2005			at Dec. 31, 2006

Reserve for fair value measurement of cash flow hedging, effective portion	(138)	71	52	(15)
Reserve for fair value measurement of financial investments held for sale	132	77	(32)	177
Reserve for foreign exchange differences	60	66		126

Total gains/(losses) recognized in equity	54	214	20	288
Net deferred tax liabilities calculated on the balance at December 31, 2006 were a negative €7 million (a positive €53 million at December 31, 2005). The net change of €60 million during the year included €39 million of net deferred tax liabilities in respect of gains and losses recognized directly in equity and €21 million of accrued taxes in respect of reserves released to the income statement.

Statement of changes in equity

	Share capital and reserves attributable to the shareholders of the Parent Company
						Translation of				Equity
						financial	Reserve from			attributable to	Equity
		Share				statements in	measurement of			the shareholders	attributable
	Share	premium	Legal	Other	Retained	currencies other	financial	Net income		of the Parent	to minority	Shareholders’
Millions of euro	capital	reserve	reserve	reserves	earnings	than euro	instruments	for the period		Company	interests	equity

January 1, 2005	6,104	208	1,453	2,255	7,543	2	(229)	617		17,953	1,113	19,066

Exercise of stock options	53	303	—	—	(17)	—	—	—		339	—	339
Other changes	—	—	—	(10)	(6)	—	—	—		(16)	(7)	(23)
Change in scope of consolidation	—	—	—	—	—	—	—	—		—	(892)	(892)
Dividends	—	—	—	—	(1,597)	—	—	(617)		(2,214)	(89)	(2,303)
2005 interim dividend	—	—	—	—	—	—	—	(1,169)		(1,169)	—	(1,169)
Net income for period recognized in equity	—	—	—	—	—	38	231	—		269	(3)	266
Net income for period recognized in income statement	—	—	—	—	—			3,895		3,895	237	4,132
December 31, 2005	6,157	511	1,453	2,245	5,923	40	2	2,726		19,057	359	19,416

Exercise of stock options	19	96	—	(7)	—	—	—	—		108	—	108
Stock option charges	—	—	—	7	—	—	—	—		7	—	7
Change in scope of consolidation	—	—	—	—	—	—	—	—		—	118	118
Allocation of net income from the previous year	—	—	—	—	2,726	—	—	(2,726)		—	—	—
Dividends	—	—	—	—	(2,715)	—	—	—		(2,715)	(9)	(2,724)
2006 interim dividend	—	—	—	—	—	—	—	(1,235	)(1)	(1,235)	—	(1,235)
Net income for period recognized in equity	—	—	—	—	—	41	161	—		202	32	234
Net income for period recognized in income statement	—	—	—	—	—	—	—	3,036		3,036	65	3,101

December 31, 2006	6,176	607	1,453	2,245	5,934	81	163	1,801		18,460	565	19,025

(1)	Authorized by the Board of Directors on September 6, 2006 with the ex dividend date set at November 20, 2006 and payment as from November 23, 2006.

Non-current liabilities

27.	Long-term loans (including the portion falling due within twelve months) – €12,517 million

The aggregate includes long-term payables in respect of bonds, bank loans and other loans in euro and other currencies, including the portion falling due within twelve months.

The following table shows long-term debt and repayment schedules at December 31, 2006, grouped by loan and interest rate type.

					Portion falling
			Nominal		due at more than	Current
Millions of euro	Maturing	Balance	value	Balance	12 months	portion	Maturing in
		31.12.2006	31.12.2006	31.12.2005		2007	2008	2009	2010	2011	Beyond

Bonds:
— listed, fixed rate	2008-2033	5,680	5,721	5,621	5,674	6	1,004	7	107	946	3,610
— listed, floating rate	2009-2012	633	636	799	633	—	50	86	100	—	397
— unlisted, fixed rate	2007-2010	91	91	171	61	30	60	1	—	—	—
— unlisted, floating rate	2007-2032	2,030	2,030	1,939	2,007	23	22	331	79	56	1,519
Total		8,434	8,478	8,530	8,375	59	1,136	425	286	1,002	5,526

Bank loans:
— fixed rate	2007-2015	130	130	166	91	39	19	20	9	9	34
— floating rate	2007-2026	3,780	3,802	3,015	3,586	194	235	282	254	816	1,999
Total		3,910	3,932	3,181	3,677	233	254	302	263	825	2,033

Non-bank loans:
— fixed rate	2007-2026	132	135	138	104	28	21	7	6	7	63
— floating rate	2009-2020	41	41	53	38	3	3	2	2	2	29
Total		173	176	191	142	31	24	9	8	9	92

TOTAL		12,517	12,586	11,902	12,194	323	1,414	736	557	1,836	7,651
The balance for bonds is stated net of €474 million relating to the unlisted floating-rate “Special series of bonds reserved for employees 1994-2019”, which the Parent Company holds in portfolio.

The table below reports long-term financial debt by currency and interest rate.
Long-term financial debt by currency and interest rate.

				Current	Effective
Millions of euro	Balance	Nominal value	Balance	interest rate	interest rate
	at Dec. 31, 2006		at Dec. 31, 2005	at Dec. 31, 2006

Euro	11,869	11,935	11,444	4.36%	4.41%

US dollar	222	225	185	8.09%	8.11%
Pound sterling	62	62	62	5.73%	5.73%
Swiss franc	13	13	22	6.49%	6.49%
Japanese yen	59	59	109	1.65%	1.65%
Other currencies	292	292	80	5.92%	5.92%
Total non-euro currencies	648	651	458

TOTAL	12,517	12,586	11,902
Change in the nominal value of long-term debt

				Changes in		Exchange
			Change in	consolidated	New	rate
Millions of euro	Nominal value	Repayments	own bonds	companies	financing	differences	Nominal value
	at Dec. 31, 2005						at Dec. 31, 2006

Bonds	8,599	(487)	53	246	97	(30)	8,478
Bank loans	3,195	(1,173)	—	493	1,425	(8)	3,932
Non-bank loans	191	(45)	—	45	2	(17)	176

Total financial debt	11,985	(1,705)	53	784	1,524	(55)	12,586
Compared with December 31, 2005, the nominal value of long-term debt increased by a total of €601 million, which is the net effect of €1,705 million in repayments, €1,524 million in new financing, €784 million arising from changes in the scope of consolidation, €53 million due to changes in own bonds held, and €55 million in exchange rate gains.
The main repayments for the year concern bonds in the amount of €487 million, €100 million in respect of Enel SpA’s matured 36-month revolving credit lines, the repayment of about €1,073 million of bank loans held by Slovenské elektrárne, Enel Maritza East 3 (formerly Maritza East III Power Company) and Enel Unión Fenosa Renovables and other maturing loans, as well as non-bank loans in the amount of €45 million.
The main financing transactions for 2006 include the following:
▪	the refinancing of Slovenské elektrárne debt with a new 5-year revolving line of credit for a total of €600 million without an Enel SpA guarantee, €565 million of which was drawn at the end of 2006;

▪	the renegotiation of the project financing in respect of Enel Maritza East 3 (formerly Maritza East III Power Company) in the amount of €450 million payable in 2023 and fully guaranteed by SACE, €220 million of which was drawn at December 31, 2006;

▪	the renegotiation of the Acuerdo Marco II project financing for Enel Unión Fenosa Renovables in the amount of €283 million with a maturity of 15 years, €80 million of which was drawn at December 31, 2006;

▪	the issue by Enel SpA of two additional tranches of a privately-placed bond issue for leading Italian insurance companies in the amount of €97 million maturing in 2024;

▪	the signing by Enel Viesgo Generación of an EIB loan in the amount of €150 million for investment in the Escatrón plant, which is yet to be disbursed;

▪	the signing by Enel Distribuzione of an EIB loan in the amount of €600 million for investments in the “Network Efficiency” project, which was disbursed in its entirety at December 31, 2006.
In addition, in 2006 two bond issues were consolidated, one for €195 million issued by Slovenské elektrárne in 2004 maturing in 2011 and another with a residual value of €51 million issued by Fortuna maturing in 2013.
Finally, Enel SpA’s 5-year (renewable for a further two years) revolving line of credit in the amount of €5 billion agreed in November 2005 was available in its entirety at December 31, 2006.

The following table compares the carrying amount and the fair value of long-term debt, including the portion falling due within twelve months, broken down by category.

	Carrying		Carrying
Millions of euro	amount	Fair value	amount	Fair value
	at Dec. 31, 2006		at Dec. 31, 2005

Bonds:
– fixed-rate	5,771	5,938	5,792	6,235
– floating-rate	2,663	2,699	2,738	2,826
Total	8,434	8,637	8,530	9,061

Bank loans:
– fixed-rate	130	133	166	173
– floating-rate	3,780	3,785	3,015	3,012
Total	3,910	3,918	3,181	3,185

Non-bank loans:
– fixed-rate	132	135	138	138
– floating-rate	41	41	53	53
Total	173	176	191	191

TOTAL	12,517	12,731	11,902	12,437
The following tables show changes in the long-term loans for the period, distinguishing current from non-current portions.
Long-term loans (excluding the current portion)

Millions of euro	Carrying amount	Carrying amount
	at Dec. 31, 2006	at Dec. 31, 2005	2006-2005

Bonds:
– fixed-rate	5,735	5,495	240
– floating-rate	2,640	2,548	92
Total	8,375	8,043	332

Bank loans:
– fixed-rate	91	127	(36)
– floating-rate	3,586	2,655	931
Total	3,677	2,782	895

Non-bank loans:
– fixed-rate	104	96	8
– floating-rate	38	46	(8)
Total	142	142	—

TOTAL	12,194	10,967	1,227

Current portion of long-term loans

Millions of euro	Carrying amount	Carrying amount
	at Dec. 31, 2006	at Dec. 31, 2005	2006-2005

Bonds:
– fixed-rate	36	297	(261)
– floating-rate	23	190	(167)
Total	59	487	(428)

Bank loans:
– fixed-rate	39	39	—
– floating-rate	194	360	(166)
Total	233	399	(166)

Non-bank loans:
– fixed-rate	28	42	(14)
– floating-rate	3	7	(4)
Total	31	49	(18)

TOTAL	323	935	(612)
At December 31, 2006, 57% of net financial debt, equal to €11,690 million (€12,312 million at December 31, 2005), paid floating interest rates. Taking account of cash flow hedges using interest rate derivatives considered effective under the provisions of the IFRS-EU, exposure to interest rate risk at December 31, 2006 was 23%. If account is also taken of interest rate derivatives used as hedges but which do not qualify for hedge accounting, the residual exposure of financial debt to interest rate risk falls even lower, to 20%.
The Group’s main long-term financial debts are governed by covenants containing undertakings by the borrowers (Enel SpA and the other Group companies) and in some cases Enel SpA as guarantor that are commonly adopted in international business practice. The main covenants governing Enel’s debt regard the bond issues carried out within the framework of the Global Medium Term Notes program and loans granted by the European Investment Bank. To date none of the covenants have been triggered.
The commitments in respect of the bond issues in the Global Medium Term Notes program can be summarized as follows:
▪	negative pledge clauses under which the issuer may not establish or maintain (except under statutory requirement) mortgages, liens or other encumbrances on all or part of its assets to secure any listed bond or bond for which listing is planned unless the same guarantee is extended equally or pro rata to the bonds in question;

▪	pari passu clauses, under which the securities constitute a direct, unconditional and unsecured obligation of the issuer and are issued without preferential rights among them and have the same seniority as other present and future bonds of the issuer;

▪	specification of default events, whose occurrence (for example, insolvency, failure to pay principle or interest, initiation of liquidation proceedings, etc.) constitutes a default; under “cross default” clauses, the occurrence of a default event in respect of any financial liability (above a threshold level) issued by the issuer or significant subsidiaries (defined as consolidated companies whose gross revenues or total assets are at least 10% of gross consolidated revenues or total consolidated assets) constitutes a default in respect of the liability in question, which becomes immediately repayable;

▪	early redemption clauses in the event of new tax requirements, which permit early redemption at par of all outstanding bonds.
The main covenants governing the loans granted by the European Investment Bank can be summarized as follows:
▪	negative pledge clauses, under which the issuer undertakes not to establish or grant to third parties additional guarantees or privileges with respect to those already established in the individual contracts by the Company or Enel Group companies, unless an equivalent guarantee is extended equally or pro rata to the loans in question;

▪	clauses that require the guarantor (whether Enel SpA or banks acceptable to the EIB) to maintain its rating above a specified grade;

▪	in the case of guarantees provided by Enel SpA, the Group’s equity may not fall below a specified level;

▪	material changes clauses, under which the occurrence of a specified event (mergers, spin-offs, disposal or transfer of business units, changes in company control structure, etc.) gives rise to the consequent adjustment of the contract, without which the loan shall become repayable immediately without payment of any commission;

▪	requirements to report periodically to the EIB;

▪	requirement for insurance coverage and maintenance of property, possession and use of the works, plant and machinery financed by the loan over the entire term of the agreement;

▪	contract termination clauses, under which the occurrence of a specified event (serious inaccuracies in documentation presented in support of the contract, failure to repay at maturity, suspension of payments, insolvency, special administration, disposal of assets to creditors, dissolution, liquidation, total or partial disposal of assets, declaration of bankruptcy or composition with creditors or receivership, substantial decrease in equity, etc.) triggers immediate repayment.
Pursuant to the Consob instructions of July 28, 2006, the following table reports the net financial position at December 31, 2006 and 2005.

Millions of euro
	at Dec. 31, 2006	at Dec. 31, 2005	2006-2005

Cash on hand	6	4	2
Bank and post office deposits	541	472	69
Securities	25	32	(7)
Total cash and cash equivalents	572	508	64

Financial receivables due from associates	10	3	7
Factoring receivables	211	374	(163)
Short-term portion of long-term financial receivables	30	3	27
Total securities and short-term financial receivables	251	380	(129)

Short-term bank debt	(542)	(970)	428
Commercial paper	(531)	(275)	(256)
Short-term portion of long-term bank debt	(233)	(399)	166
Bonds (short-term portion)	(59)	(487)	428
Other loans (short-term portion)	(31)	(49)	18
Other short-term financial payables	(13)	(116)	103
Total short-term financial debt	(1,409)	(2,296)	887

Net short-term financial position	(586)	(1,408)	822

Long-term financial receivables	1,090	63	1,027

Debt to banks and financing entities	(3,677)	(2,782)	(895)
Bonds	(8,375)	(8,043)	(332)
Other loans	(142)	(142)	0
Total long-term financial debt	(12,194)	(10,967)	(1,227)

Net long-term financial position	(11,104)	(10,904)	(200)

TOTAL NET FINANCIAL POSITION	(11,690)	(12,312)	622
28.	Post-employment and other employee benefits – €2,633 million

The Group provides its employees with a variety of benefits, including termination benefits, additional months’ pay for having reached age limits or eligibility for old-age pension, loyalty bonuses for achievement of seniority milestones, supplementary pension and healthcare plans, domestic electricity discounts and similar benefits.

The item “Post-employment and other employee benefits” regards accruals made to cover benefits due at the time the employment relationship is terminated and other long-term benefits to which employees have a statutory or contractual right as well as post-employment benefits.

The following table reports the change during the year in actuarial liabilities and the fair value of plan assets, as well as a reconciliation of net actuarial liabilities with liabilities recognized in the balance sheet at December 31, 2006 and December 31, 2005.

	Benefits due on termination of
	employment and other long-		Post-employment benefits under
Millions of euro	term benefits		defined-benefit plans
	2006	2005	2006	2005

Changes in actuarial liabilities:
Actuarial liabilities at the beginning of the year	1,783	1,977	1,199	1,237
Service cost	83	95 (1)	9	9 (1)
Interest cost	74	68 (1)	48	49 (1)
Benefits paid	(162)	(232)	(58)	(54)
Other changes	(64)	—	(6)	—
Changes in scope of consolidation	37	(113)	6	(61)
Actuarial (gains)/losses	(31)	(12)	3	19
Foreign exchange (gains)/losses	3	—	1	—
Actuarial liability at the end of the year	1,723	1,783	1,202	1,199

Changes in plan assets:
Fair value at the beginning of the year	281	172	23	23
Expected return on plan assets	14	12	—	1
Actuarial gains/(losses)	(2)	(9)	—	—
Contributions paid by company	26	15	1	—
Other changes	—	109	—	—
Benefits paid	(24)	(18)	(1)	(1)
Fair value at the end of the year	295	281	23	23

Reconciliation with carrying amount:
Net actuarial liabilities at the end of the year	1,428	1,502	1,179	1,176
Unrecognized (gains)/losses	(29)	(3)	3	(19)
Carrying amount of liabilities at the end of the year	1,457	1,505	1,176	1,157

(1)	Includes Telecommunications and Transmission Networks Divisions until date of deconsolidation.
The liabilities recognized are reported net of plan assets, whose fair value at period-end amounted to €318 million, including net unrecognized actuarial gains of €26 million. The expected return used in estimating the fair value of the plan assets is equal to 4.5% (4.2% in 2005).
The cost of employee benefits in 2006 came to €200 million (€257 million in 2005), of which €108 million in respect of accretion cost recognized under interest cost (€117 million in 2005) and €92 million recognized under personnel costs. The cost for termination benefit in 2006 amounted to €101 million, of which €37 million in respect of accretion cost.
The main actuarial assumptions used to calculate the liabilities in respect of employee benefits are set out in the following table:

	2006	2005

Discount rate	4.25%	4.00%
Rate of increase in wages	3.00%	3.00%
Rate of increase in healthcare costs	3.00%	3.00%
29.	Provisions for risks and charges – €4,151 million

			Taken to	Changes in	Utilization
			income	scope of	and other
Millions of euro		Accruals	statement	consolidation	changes
	at Dec. 31, 2005					at Dec. 31, 2006

Provision for litigation, risks and other charges:
– nuclear decommissioning	—	123	—	1,893	173	2,189
– non-nuclear plant retirement and site restoration	27	16	—	169	11	223
– litigation	341	62	(22)	7	(40)	348
– CO2 emissions charges	228	9	(108)	—	(120)	9
– other	550	215	(61)	436	(180)	960
Total	1,146	425	(191)	2,505	(156)	3,729

Provision for early-retirement incentives	121	400	—	21	(120)	422

TOTAL	1,267	825	(191)	2,526	(276)	4,151
Nuclear decommissioning provision
The “nuclear decommissioning” provision regards the V1 and V2 plants at Jasklovske Bohunice and EMO 1 and 2 plants at Mochovce. It comprises:
▪	provision for disposal and storage of radioactive waste: at December 31, 2006 this amounted to €288 million in respect of the cost for the transport, treatment and storage of nuclear waste. The liability was estimated on the basis of the Company’s obligations under the applicable Slovakian legislation;

▪	provision for storage and long-term disposal of spent nuclear fuel: at December 31, 2006 this amounted to €1,222 million in respect of the estimated cost for the transport and storage of spent nuclear fuel. The liability was estimated on the basis of engineering and financial assessments of the costs of building the storage facilities;

▪	provision for decommissioning of nuclear power plants: at December 31, 2006 this amounted to €679 million in respect of the estimated cost of retiring the plants. The liability was estimated on the basis of engineering and financial assessments of the cost of retirement (also using comparative analyses) and the operating plans for decommissioning established by the relevant Slovakian authorities.
The estimated timing of the outlays described above takes account of current knowledge of environmental regulations, the amount of time used to estimate the costs and the difficulties presented by the extremely long time span over which such costs could arise.
The charges covered by the provisions are reported at their present value using discount rates of between 4.2% and 4.5%.
Provision for non-nuclear plant retirement and site restoration
The “provision for non-nuclear retirement and site restoration” represents the present value of the estimated cost for the retirement and removal of non-nuclear plant where there is a legal or constructive obligation to do so. The increase in 2006 of €196 million is related to Slovenské elektrárne in the amount of €190 million (of which €169 million at the acquisition date) regarding the thermal plants at Novany and Vojany.
Litigation provision
The “litigation” provision covers contingent liabilities that could arise in respect of pending litigation and other disputes. It includes an estimate of the potential liability relating to disputes that arose during the period, as well as revised estimates of the potential costs associated with disputes initiated in prior periods. The estimates are based on the opinions of internal and external legal counsel.
Other provisions
“Other” provisions refer to various risks and charges, mainly in connection with regulatory disputes and disputes with local authorities regarding various duties and fees.
Provision for early-retirement incentives
The “Provision for early-retirement incentives” includes the estimated charges relating to binding agreements for the voluntary termination of employment contracts in response to restructuring needs.

30.	Deferred tax liabilities – €2,504 million

The table reports changes in “Deferred tax liabilities” by type of temporary difference, determined on the basis of the current tax rates.

		Increase
		/(decrease)
		taken to income	Other
Millions of euro		statement	changes
	at Dec. 31, 2005			at Dec. 31, 2006

Nature of the temporary differences:
– differences on non-current and financial assets	1,900	127	(14)	2,013
– income subject to deferred taxation	57	(43)	6	20
– allocation of goodwill to assets	97	(4)	7	100
– measurement of financial instruments	96	(41)	(5)	50
– other items	314	8	(1)	321

Total	2,464	47	(7)	2,504
The caption, which showed a total of €2,504 million at December 31, 2006, includes the deferred tax liabilities on differences between depreciation charged for tax purposes, including accelerated depreciation, and depreciation based on the estimated useful lives of assets.
31.	Non-current financial liabilities – €116 million

These consist of the fair value measurement of cash flow hedge derivatives. The following table shows the related notional amount and fair value.

Millions of euro	Notional value		Fair value
	at Dec. 31, 2006	at Dec. 31, 2005	at Dec. 31, 2006	at Dec. 31, 2005	2006-2005

Cash flow hedge derivatives:
– interest rates	2,238	3,749	116	262	(146)

Total	2,238	3,749	116	262	(146)
Derivatives outstanding at December 31, 2006 were essentially composed of interest rate hedges on a number of long-term floating-rate loans. The negative fair value of such positions, primarily the result of a significant reduction in market interest rates in recent years, is largely offset by the reduction in financial expense relating to the hedged liabilities.
The decrease for the period in both the notional value and fair value of the derivatives was essentially caused by the rise in market interest rates during 2006.

32.	Other non-current liabilities – €1,044 million

Millions of euro
	at Dec. 31, 2006	at Dec. 31, 2005	2006-2005

Deferred operating liabilities	1,014	828	186
Other items	30	18	12

Total	1,044	846	198
The change in “Deferred operating liabilities” essentially reflects the increase in deferred connection revenues, as well as the contributions that the Electricity Equalization Fund is to grant Enel for the cancellation of white certificates related to energy efficiency projects realized or acquired.
Current liabilities
33.	Short-term loans – €1,086 million

At December 31, 2006, short-term loans totaled €1,086 million, a decrease of €275 million from December 31, 2005, as detailed below.

			Book		Book
	Book value	Fair value	value	Fair value	value	Fair value
	at Dec. 31, 2006		at Dec. 31, 2005		2006-2005

Short-term amounts due to banks	542	542	970	970	(428)	(428)
Commercial paper	531	531	275	275	256	256
Other short-term financial payables	13	13	116	116	(103)	(103)

Short-term financial debt	1,086	1,086	1,361	1,361	(275)	(275)
The payables represented by “Commercial paper” related to issues outstanding at year-end in the context of the €4,000 million program launched in November 2005 by Enel Finance International and guaranteed by Enel SpA.
At December 31, 2006, issues under the program totaled €531 million. The nominal value of the commercial paper is €535 million and is in the following currencies: euro (€202 million), pounds sterling (the equivalent of €48 million), US dollars (the equivalent of €251 million), and Swiss francs (the equivalent of €34 million). The exchange rate risk in respect of currencies other than the euro are fully hedged by currency swaps.

34.	Trade payables – €6,188 million

This item totaled €6,188 million, a decline of €422 million compared with December 31, 2005, and includes payables for the supply of electricity, fuel, materials and equipment for tenders and sundry services.

35.	Current financial liabilities – €941 million

Millions of euro
	at Dec. 31, 2006	at Dec. 31, 2005	2006-2005

Deferred financial liabilities	177	176	1
Derivative contracts	753	103	650
Other items	11	15	(4)

Total	941	294	647
The following table shows the notional value and fair value of the derivative contracts:

Millions of euro	Notional value		Fair value
	at Dec. 31, 2006	at Dec. 31, 2005	at Dec. 31, 2006	at Dec. 31, 2005	2006-2005

Cash flow hedge derivatives:
– interest rates	2	191	—	10	(10)
– exchange rates	1	20	—	—	—
Total	3	211	—	10	(10)

Trading derivatives:
– interest rates	309	610	26	55	(29)
– exchange rates	1,340	1,147	24	15	9
– commodities	4,730	125	698	13	685
– other	—	—	5	10	(5)
Total	6,379	1,882	753	93	660

TOTAL	6,382	2,093	753	103	650
Trading derivatives on interest and exchange rates essentially include transactions entered into for hedging purposes, but which do not qualify for hedge accounting under the IFRS.
Trading derivatives on commodities concern:
▪	fuel trading, with a notional value of €444 million and a fair value of €28 million;

▪	one-way contracts for differences, with a notional value of €3,219 million and a fair value of €123 million;

▪	trading derivatives on electricity, with a net notional value of about €55 million and a fair value of €7 million;

▪	embedded derivatives related to energy sale and purchase contracts in Slovakia, with a notional value of €1,012 million and a fair value of €540 million.

36.	Other current liabilities — €4,106 million

Millions of euro
	at Dec. 31, 2006	at Dec. 31, 2005	2006-2005

Payables due to customers	1,572	1,755	(183)
Payables due to the Electricity Equalization Fund	948	406	542
Payables due to employees	341	353	(12)
Taxes payable	221	199	22
Social security contributions payable	147	144	3
Other	877	533	344

Total	4,106	3,390	716
The item “Payables due to customers” include amounts for security deposits totaling €848 million, which refers to amounts received from customers under the terms of contracts for the delivery of electricity. Upon the finalization of contracts, the deposits (the use of which is not restricted) are recognized as current liabilities because the Company does not have an unconditional right to defer the repayment of the liabilities beyond twelve months.
“Payables due to the Electricity Equalization Fund” essentially increased due to the €526 million rise in the payable related to certain rate components concerning general system charges and cost equalization.
37.	Related parties

As the main operator in the field of generation, transport and distribution of electricity in Italy, Enel provides services to a number of State-controlled companies. In the current regulatory framework, Enel concludes transactions with Terna — Rete Elettrica Nazionale, the Single Buyer, the Electricity Services Operator and the Market Operator (each of which is entirely controlled either directly or indirectly by the Ministry for the Economy and Finance).

Fees for the transport of electricity payable to Terna and certain charges paid to the Market Operator are determined by the Authority for Electricity and Gas.

Transactions relating to purchases and sales of electricity concluded with the Market Operator on the Power Exchange and with the Single Buyer are settled at market prices.

Companies in the Domestic Sales Division acquire electricity from the Single Buyer and the Electricity Services Operator, in addition to paying Terna fees for the use of the National Transmission Network (NTN). Companies that are part of the Domestic Generation and Energy Management Division, in addition to paying fees for the use of the NTN to Terna, acquire from and sell electricity to the Market Operator on the Power Exchange.

Enel also acquires fuel for generation and gas distribution and sale from ENI, a company controlled by the Ministry for the Economy and Finance.

All transactions with related parties are concluded on normal market terms and conditions.

The following table summarizes the relationships:

	Balance sheet		Income statement
Millions of euro	Receivables	Payables	Costs	Revenues
	at Dec. 31, 2006		2006

Single Buyer	483	2,017	12,309	1,749
Market Operator	968	352	1,579	6,274
Terna	357	394	1,919	2,062
Electricity Services Operator	263	354	27	539
ENI	39	191	1,502	199
Italian Post Office	—	41	145	15

Total	2,110	3,349	17,481	10,838
The following table shows transactions with associated companies outstanding at December 31, 2006 and carried out during the year.

	Balance sheet		Income statement
Millions of euro	Receivables	Payables	Costs	Revenues
	at Dec. 31, 2006		2006

Cesi	1	17	15	1
Other companies	16	1	3	7

Total	17	18	18	8
In compliance with the Enel Group’s rules of corporate governance, which are discussed in detail in the special section attached to these financial statements, transactions with related parties are carried out in accordance with criteria of procedural and substantive propriety.
With a view to assuring substantive propriety – in order to ensure fairness in transactions with related parties, and to account for the special nature, value or other characteristics of a given transaction – the Board of Directors may ask independent experts to value the assets involved in the transaction and provide financial, legal or technical advice.

38.	Contractual commitments and guarantees

The commitments entered into by the Enel Group and the guarantees given to third parties are shown below:

Millions of euro
at Dec. 31, 2006

Guarantees given:
– sureties and other guarantees granted to third parties	1,356

Commitments to suppliers for:
– electricity purchases	4,592
– fuel purchases	33,024
– various supplies	6,177
– tenders	1,827
– other	258
Total	45,878

TOTAL	47,234
Guarantees granted to third parties amounted to €1,356 million and include €737 million in commitments relating to the sale of real estate assets in connection with the regulations that, for a period of six years and six months from July 2004, govern the termination of leases and the related payments. The value of such guarantees is reduced annually by a specified amount.
The expected cash flow of the lease contracts, including forecast inflation, is as follows:
▪	2007: €74 million;

▪	2008: €73 million;

▪	2009: €74 million;

▪	2010: €68 million;

▪	2011: €55 million.
Commitments for electricity mainly regard imports from France, Switzerland and Germany, and are all related to the period 2007-2011.
Commitments for the purchase of fuels are determined with reference to the parameters and exchange rates applicable at the end of the period (given that fuel prices vary and are mainly set in foreign currencies). The total at December 31, 2006, was €33,024 million, of which €13,930 million refers to the period 2007-2011, €11,982 to the period 2012-2016, €6,912 million to the period 2017-2021, and the remaining €200 million beyond 2021.

39.	Contingent liabilities and assets

Litigation on rates

Enel is the target of a series of suits filed by a number of companies that consume large amounts of electricity and who have challenged, in full or in part, the legitimacy of the measures with which first the Interministerial Price Committee (CIP) and then the Authority for Electricity and Gas determined changes in electricity rates in the past. To date, the courts have generally rejected the complaints lodged and an examination of the rulings would indicate that the chance of unfavorable judgments is remote.

Environmental litigation

Litigation regarding environmental issues primarily concerns the installation and operation of power lines and equipment of Enel Distribuzione, which succeeded Enel SpA in the related relationships.

Enel Distribuzione has been involved in a number of civil and administrative suits relating to requests, often using urgent procedures, for the precautionary transfer or modification of operations on power lines by persons living near them on the basis of their alleged potential to cause harm, despite the fact that they have been installed in compliance with current regulations. In a number of proceedings claims for damages for harm caused by electromagnetic fields have been lodged. The outcome of litigation on these issues is normally favorable to Enel Distribuzione, with only sporadic adverse precautionary rulings. All of these have been appealed, so that at the present date there are no final adverse rulings, and no damages for physical harm have ever been granted.

There have also been a number of proceedings concerning electromagnetic fields generated by medium- and low-voltage transformer substations within buildings, in which the equipment has always been in compliance with induction limits set by current regulations.

The situation concerning litigation has evolved thanks to the clarification of the legislative framework following the entry into force of the framework law on electromagnetic emissions (Law 36 of February 22, 2001) and the related implementing regulations (Prime Minister’s Order of July 8, 2003). The new regulations seek to harmonize regulation of the field at the national level. The new rules also introduce a ten-year program as from the entry into force of Law 36/2001 for the environmental upgrading of the entire national network to comply with new exposure limits. They also envisage the possibility of recovering, in part or in full, costs incurred by the owners of power lines and substations through electricity rates, in accordance with criteria to be set by the Authority for Electricity and Gas, pursuant to Law 481/95, as they represent costs incurred in the public interest. At present, the Prime Minister has not issued the Order setting the criteria for the upgrading of power lines (Article 4(4) of Law 36/2001), nor have the criteria for measuring of the parameters and calculating tolerance limits been established, as provided for in the Order of July 8, 2003.

A number of urban planning and environmental disputes regarding the construction and operation of certain power plants and transmission and distribution lines are pending. Based on an analysis of individual cases, Enel believes the possibility of adverse rulings is remote. For a limited number of cases, an unfavorable outcome cannot be ruled out completely, however. The consequences of unfavorable judgments could, in addition to the possible payment of damages, also include the costs related to work required to modify electrical equipment and the temporary unavailability of the plant. At present such charges cannot be reliably quantified and are therefore not included in the “Provision for litigation, risks and other charges”.

Porto Tolle thermal plant

Air pollution – Criminal proceedings against Enel directors and employees

– Damages for environmental harm

The Court of Adria, in a ruling issued March 31, 2006 concluding criminal proceedings begun in 2005, convicted former directors and employees of Enel for a number of incidents of air pollution caused by emissions from the Porto Tolle thermoelectric plant. The decision, provisionally enforceable, held the defendants and Enel (as a civilly liable party) jointly liable for the payment of damages for harm to multiple parties, both natural persons and local authorities. Damages for a number of mainly private parties were set at the amount of €367,000. The calculation of the amount of damages owed to certain public entities (the Regions of Veneto and Emilia Romagna, the Province of Rovigo and various municipalities) has been postponed to a later civil trial, although a “provisional award” of about €2.5 million was immediately due.

An appeal has been lodged against the ruling of the Court of Adria by the Company and its employees and former directors. If the ruling in the criminal case is affirmed, any civil lawsuits brought by interested parties seeking total compensation for losses suffered could expose the Company to the risk of further expenditures that cannot currently be quantified.

Out-of-court disputes and litigation connected with the blackout of September 28, 2003

With regard to the blackout that occurred on September 28, 2003, Enel Distribuzione received numerous letters (most drafted on the basis of standardized forms prepared by consumer associations) containing requests for automatic/lump-sum indemnities under the Electricity Service Charter and resolutions of the Authority for Electricity and

Gas (€25.82 each), in addition to further damages to be quantified by customers with a view to possible legal action.

With regard to litigation, at December 31, 2006 more than 90,000 proceedings were pending against Enel Distribuzione, individually for small amounts (almost all before justices of the peace in Southern Italy). All involved requests for automatic/lump-sum indemnities on the basis of the resolutions of the Authority for Electricity and Gas and the Electricity Service Charter or damages for loss due to the interruption of electricity supplies. Enel Distribuzione has challenged these requests with the following arguments: first, neither the Authority resolutions nor the Electricity Service Charter (whose reference legislation has been repealed) provide for automatic/lump-sum indemnities in the case of an interruption of supply, as specified by the Authority in a press release. Second, in relation to both the manner and extent of the black-out, the electricity supply interruption of September 28, 2003 was an unexpected and unforeseeable event and, as such, is ascribable to exceptional events beyond the control of the Group companies, for which they cannot therefore be held liable in any way. At December 31, 2006 more than 39,000 rulings had been issued by justices of the peace, with a majority finding in favor of the plaintiffs. Charges in respect of such indemnities could be recovered at least in part under existing insurance policies. The appellate courts have nearly all found in favor of Enel Distribuzione, based upon both the lack of proof of the loss claimed and the recognition that the company was not involved in causing the event. The few adverse rulings against Enel Distribuzione (all in Calabria) have been appealed to the Court of Cassation (the supreme court of appeal).

Extension of municipal property tax (ICI)

Article 1 quinquies of Decree Law 44 of March 31, 2005 (ratified with Law 88/2005) stated that Article 4 of Law 652 of April 13, 1939 (governing the land registry) shall be interpreted with regard to power plants alone in the sense that the buildings and permanent constructions consist of the land and those parts that are structurally attached to it, even temporarily, which may be joined by any means of connection with movable parts for the purpose of creating a single complex asset.

As a result of this provision (the interpretation of which was affirmed by a recent decision of the Court of Cassation) the calculation of the imputed rental income of buildings that form part of a generation plant must also take removable parts into account. Consequently, the Enel Group could be required to pay higher local ICI in the future.

The Court’s decision, however, established nothing with regard to the criteria to be used in calculating the value to be attributed to these components of imputed rent but rather referred the question to the Regional Tax Commission with territorial jurisdiction. The Regional Tax Commission of Emilia Romagna, in Ordinance no. 16/13/06 (filed on

July 13, 2006), sent the case to the Constitutional Court on the issue of the constitutionality of Article 1 quinquies of the Decree Law, finding it relevant and not clearly unfounded.

Therefore, with regard to pending litigation, the Enel Group shall continue to pursue its case to request a substantial reduction of the values originally assigned by the Land Registry Offices to the removable parts of the plant. Enel has, however, allocated an adequate amount to the “Provisions for risks and charges” to cover fully the potential charges that would result from an unfavorable outcome. At the same time, Enel does not feel that further provisions are necessary to take into account possible retroactive application of the rule on imputed rent proposals, which to date have not been the subject of comments by the Land Registry Offices and, in any event, primarily concern small plants.

INPS circular no. 63 of May 6, 2005

concerning contribution obligations in respect of the Cassa Integrazione Guadagni (CIG), Cassa Integrazione Guadagni Straordinaria (CIGS), Disoccupazione Involontaria (DS) and Mobilità (unemployment benefit schemes)

On May 6, 2005, the Italian National Social Security Institute (INPS) issued a circular regarding obligatory contributions to the Cassa Integrazione Guadagni (CIG), Cassa Integrazione Guadagni Straordinaria (CIGS), Disoccupazione Involontaria (DS) and Mobilità (all unemployment benefit programs). In regulating the matter, the circular specified that contributions to be paid in respect of the above programs are also applicable to State-controlled companies and national public entities involved in industrial activities that are not wholly public-owned. These include Enel and companies incorporated by Enel pursuant to Legislative Decree 79 of March 16, 1999, both for the period following the issue of the circular and retroactively as from the date on which they ceased to be entirely owned by public entities (in the case of Enel, as from the date of the IPO, in November 1999).

More specifically, under the provisions of the circular Enel SpA would be required only to make contributions to CIG and CIGS, while companies incorporated by Enel under Legislative Decree 79/1999 would also be required to contribute to the DS and Mobilità programs.

The Enel Group believes that it is not liable for these contributions as it does not meet the conditions for applicability. In particular, as regards past periods, the Group contests the payment of contributions for programs whose benefits it would not have been eligible to use.

The circular has been challenged for precautionary reasons before the administrative courts, requesting its suspension. The Regional Administrative Court rejected the appeal for suspension, stating that the matter fell under the exclusive jurisdiction of the ordinary courts. Enel therefore filed an appeal with the Labor Court, asking it to find that no contribution obligation existed for CIG, CIGS and Mobilità. The matter is still pending.

Owing to the complexity of the issues and the need for further study, INPS initially extended the deadline for the payment of accrued contributions. INPS subsequently felt it advisable to request an opinion from the Council of State and extended the deadline for settlement of the obligation until the opinion was issued.

In an opinion issued at the hearing of February 8, 2006, the second section of the Council of State ruled, specifically, that the circular may not have retroactive effect and that there are no grounds for levying penalties, therefore ordering that the circular be amended appropriately.

As regards the contribution for the Disoccupazione Involontaria program (involuntary unemployment), and therefore the Mobilità program (which applies only where the DS contribution is also due), the Ministry of Labor, upon completion of the inspection begun in December 2005 to ascertain whether the conditions exempting Enel and the companies incorporated by it under Legislative Decree 79/1999 from the contributions continued to hold, issued a Decree on August 1, 2006 in which it confirmed that both Enel SpA and the companies incorporated under it that are still members of the Enel Group have been exempt from the DS (and therefore Mobilità) schemes since they began operations. The confirmation of the contribution exemption also affects the Mobilità contribution, whose basis of calculation is the overall payroll subject to the contribution for Disoccupazione Involontaria.

However, despite the generally favorable situation for Enel and in conflict with the opinion issued by the Council of State (whose arguments were cited by the Rome Labor Court in its ruling no. 2384 of February 8, 2007 in Acea vs. INPS) and the findings of the decree issued by the Ministry of Labor, during 2006 and early 2007 Enel has received a number of tax assessments demanding payment of contributions for previous years for the CIG, CIGS, Mobilità and DS programs. The assessments were suspended at the initiative of INPS or with an injunction of the Labor Court, to which Enel has appealed the assessments received. Accordingly, as the situation stands it is felt that the likelihood of incurring a liability in this regard is remote.

Inquiries by the Milan Public Prosecutor’s Office and the State Audit Court

In February 2003, the Milan Public Prosecutor’s Office initiated a criminal investigation (still ongoing) of former top managers of Enelpower and other individuals for alleged offences to the detriment of Enelpower and payments made by contractors to receive certain contracts. Implementing the resolutions of the boards of Enel, Enelpower and Enel Produzione, legal action was taken against the suppliers involved, which led to settlements with Siemens and Alstom.

On the basis of the information that emerged during the criminal proceedings, the State Audit Court sued the former Chief Executive Officer and a former executive of Enelpower, in addition to the former Chairman of Enel Produzione, citing them for possible administrative liability in relation to losses caused to the tax authorities. Enel, Enelpower and Enel Produzione deposited an instrument in support of the request of the Regional Public Prosecutor. In a ruling of February 22, 2006, the State Audit Court, finding that the former directors and managers cited in the suit were liable, awarded Enelpower damages of about €14 million. The ruling was appealed before the Central Jurisdictional Appeals Section of the Rome State Audit Court, where it is still pending.

In parallel with the above ruling, Enelpower and Enel Produzione initiated a revocatory action against the claimants in respect of the former Enel Produzione CEO and the former Enelpower CEO and manager, obtaining a court ruling of the invalidity in their regard of a number of asset disposals.

Torrevaldaliga Nord power plant

Transformation to coal — Work on maritime infrastructure – Ordinances of the Region of Lazio of February 10, 2006 and March 31, 2006 – Suspension of works and denial of authorization to conduct dredging operations

With the measure of February 10, 2006 and the subsequent measures of March 28 and 31, 2006 the Region of Lazio ordered the suspension of work on the construction of the maritime infrastructure for the reconversion of the Torrevaldaliga Nord plant to coal, based on an alleged threat to the environment, and subsequently denied authorization for the planned dredging of the sea floor. The suspension order led to the stoppage of work on the infrastructure.

Enel appealed the measures to the Lazio Regional Administrative Court asking it to suspend their validity. In an order issued at a hearing on April 20, 2006, the Lazio Regional Administrative Court found that the Region had no authority in this field and granted the petition for a preliminary injunction thereby allowing Enel to resume work. Subsequently, on June 16, 2006, the Lazio Regional Administrative Court (in decision no. 4731) decided the case on the merits, fully granting Enel’s first appeal of the suspension of works and partially granting Enel’s second appeal related to the dredging operations, and consequently voiding that portion of the Region’s refusal of authorization concerning the dredging operations provided for in the Environmental Impact Assessment Decree of 2003 regarding the conversion project.

The Lazio Regional Administrative Court therefore upheld the legality of past and current dredging operations performed by Enel, since they have already undergone specific EIAs and are governed by the Decree authorizing the reconversion of the plant. Given the absence of any appeal of the ruling within the time limits established by law, the judgment has become final.

40.	Subsequent events

Agreements for the construction of wind plants in the United States and Canada

On January 5, 2007 Enel, acting through its subsidiary Enel North America, signed a series of agreements for the construction of two wind plants in the United States and Canada and for the supply of the electricity generated by the plants, which will have a maximum capacity of 250 MW and 27 MW respectively.

The Smoky Hills project, in Kansas (USA), will be built in two stages, with the first stage of 100.8 MW scheduled to come on line by the end of 2007. Once fully implemented, the facility will have maximum capacity of 250 MW.

NeWind, a wholly-owned subsidiary of Enel North America operating in Canada, signed a contract for the supply of electricity to Newfoundland and Labrador Hydro through the construction and operation of the 27 MW St. Lawrence wind project, which will generate about 100,000 MWh a year. It is scheduled to begin operations by the end of 2008.

Increase in stake in Fortuna

On February 2, 2007 Enel, acting through its Dutch subsidiary, Enel Investment Holding, acquired the entire share capital of the Panamanian-registered company Globeleq Holdings Fortuna from Globeleq, which operates in the electricity sector in emerging markets. Thanks to this transaction, Enel, which is responsible for the operational management of the “Fortuna” hydroelectric plant, has increased its indirect holding in the Panamanian hydroelectric generation company from 24.5% to 49%, enabling it to exercise full operational control of Fortuna. Enel Investment Holding paid $161.3 million for the stake, equal to about €124.5 million at current exchange rates.

Acquisition of Endesa shares

On February 27, 2007 Enel, acting through its subsidiary Enel Energy Europe (EEE), purchased 105,800,000 shares of Endesa SA (Endesa), Spain’s leading electricity generator, equal to 9.99% of that company’s share capital, at a price of €39 per share for a total of €4,126.2 million. The Endesa shares, acquired through an off-market transaction with institutional investors, were financed with cash flow and existing lines of credit, without any involvement of other Endesa shareholders.

On March 1, 2007, EEE entered into a share swap agreement with UBS Limited in which the underlying is represented by a maximum of 74,112,648 shares of Endesa (7% of the share capital).

The agreement envisages cash settlement, with an option for EEE to request physical settlement in Endesa shares subject, among other requirements, to obtaining the necessary administrative authorizations to carry out the acquisition. To perform the share swap, EEE has already obtained financing for the same total of 74,112,648 Endesa shares at an average price of €39 per share.

On the same date, Enel, in addition to requesting from the relevant bodies of the Spanish Ministry for Industry, Tourism and Trade authorization to exercise the rights in respect of the entire shareholding owned in Endesa, also asked the Comisión Nacional de la Energia (the Spanish National Energy Commission — CNE):
▪	to authorize the acquisition of Endesa shares amounting to more than 10% of that company’s share capital up to the threshold (currently set at 24.99% of the share capital) beyond which it is obligatory to launch a public tender offer;

▪	to remove any restrictions on Enel’s exercise of its rights as a shareholder of Endesa with regard to the qualification of the latter as a “principal operator”.
Subsequently, in three transactions carried out on March 1, 2 and 12, EEE entered into share swap agreements with Mediobanca in which the underlying is represented by a maximum of 84,488,949 shares of Endesa (7.99% of the share capital).Settlement procedures are the same as those for the other derivative contract with UBS.
To date, Enel owns 9.99% of Endesa through EEE and has entered into derivative contracts in which the underlying is represented by an additional 14.99% of Endesa.
Memorandum of Understanding with RosAtom
On March 14, 2007, Enel and the Federal Atomic Energy Agency of the Russian Federation (RosAtom) signed a Memorandum of Understanding for the development of the electricity system and nuclear generation in Russia and Central and Eastern Europe.
With the agreement, RosAtom and Enel have expressed their intention to develop a cooperative relationship involving joint investment projects and stakes in the assets related to:
▪	the construction of new nuclear power plants;

▪	the operation and upgrading of electricity transport networks;

▪	the operation of existing nuclear power plants.
Acquisition of AMP Resources
On March 20, 2007, Enel, acting through its subsidiary Enel North America, acquired AMP Resources LLC (AMP) from AMP Capital Partners and another minority investor.
The acquisition includes one operational geothermal project and four projects at an advanced development stage for a total capacity of about 150 MW that Enel North America will complete over the next four years.

The projects, located in Nevada, California and Utah, should generate sufficient renewable power to meet the annual electricity demand of about 100,000 US households once they are fully operational.
Partnership with Duferco
On March 21, 2007 Enel signed a partnership agreement with Duferco, one of Europe’s leading steel groups and the top manufacturer of steel and semifinished steel products in Wallonia (Belgium).
The partnership will start with the development of a project to build a combined-cycle gas plant with a net capacity of about 420 MW and a power plant that reuses gases produced in the steel manufacturing process with a capacity of about 65 MW at the Martinelle-Marchienne industrial site. In addition to covering the Duferco Group’s energy needs in Belgium, the power plants will provide new generation capacity for the entire market. To this end, the two partners also plan to establish an electricity sales operation, as well as to develop additional opportunities in other projects in the region.
Agreement with Acciona Group for joint management of Endesa
On March 26, 2007 Enel signed an agreement with Acciona, one of the leading Spanish groups operating at the international level in the development and operation of infrastructure, services and energy from renewables, for the joint management of Endesa, which thanks to synergies and the exchange of experience will contribute to the future growth of the Spanish electricity company. The agreement is subject to the condition that E.On does not acquire more than 50% of Endesa.
Archimede Project with ENEA
On March 26, 2007 Enel signed a protocol of understanding with Italy’s National Agency for New Technologies, Energy and the Environment (ENEA) on the operational implementation of the Archimede Project. The initiative involves the construction of a solar plant at Enel’s power station at Priolo Gargallo (Siracusa). It will be the world’s first integration of a gas combined-cycle power station with a thermodynamic solar plant, which will boost the station’s capacity by about 5 MW. The investment will total more than €40 million, with the facility expected to enter service by the end of 2009.

41.	Stock option plans

The following table summarizes developments in 2006 in Enel’s stock option plans, detailing the main assumptions used in calculating their fair value.

Developments in stock option plans

Number of options	2002 plan	2003 plan	2004 plan	2006 plan	Total

Options granted at December 31, 2004	41,748,500	47,624,005	38,527,550	—	127,900,055
Options exercised at December 31, 2004	24,104,556	16,342,119	—	—	40,446,675
Options lapsed at December 31, 2004	4,824,000	3,237,700	1,231,000	—	9,292,700
Options outstanding at December 31, 2004	12,819,944	28,044,186	37,296,550	—	78,160,680
Options exercised in 2005	10,697,094	14,158,373	12,392,982	—	37,248,449
Options lapsed in 2005	48,500	50,726	394,500	—	493,726
Options outstanding at December 31, 2005	2,074,350	13,835,087	24,509,068	—	40,418,505
New options granted in 2006	—	—	—	31,790,000	31,790,000
Options exercised in 2006	1,319,050	11,726,012	6,079,571	—	19,124,633
Options lapsed in 2006	—	60,290	334,300	286,000	680,590
Options outstanding at December 31, 2006	755,300	2,048,785	18,095,197	31,504,000	52,403,282

Fair value at grant date (euro)	0.17	0.37	0.18	0.27
Volatility	28%	28%	17%	14%
Option expiry	December 2007	December 2008	December 2009	December 2012
On May 26, 2006, the Enel Ordinary Shareholders’ Meeting approved the 2006 stock option plan, granting the Board of Directors the powers required to carry out the plan, to be exercised in accordance with criteria established by the Shareholders’ Meeting. On August 4, 2006, the Board of Directors of Enel SpA, exercising the authority given to it by the Shareholders’ Meeting, granted 31,790,000 options to 461 Enel Group executives. Achievement of the targets set in the 2006 plan will be verified between 2008 and 2009.
As established by the Board of Directors, executives were divided into different brackets, with each bracket receiving a different number of options. The right to subscribe the shares is subordinated to the executives concerned remaining employed within the Group, with a number of exceptions (for example, termination of employment because of retirement or permanent invalidity, exit from the Group of the company at which the executive is employed, and succession) specifically governed by the Regulations.
The options may be exercised subject to a number of specific suspensory conditions. These include exceeding Group EBITDA forecasts and the performance of Enel shares with respect to the benchmark index indicated in the Regulations for each plan.

42.	Compensation of directors, members of the Board of Auditors, the General Manager and managers with strategic responsibilities

The compensation paid to directors, members of the Board of Auditors, the General Manager and managers with strategic responsibilities of Enel SpA is summarized in the following table.

The table has been prepared with regard to the period for which the position was held on an accruals basis. The information regarding managers with strategic responsibilities is provided in aggregate form, pursuant to the provisions of Article 78 and annex 3C of Consob Resolution no. 11971/1999 (the “Issuers Regulation”).

The directors and managers with strategic responsibilities of Enel SpA have waived all forms of compensation for positions held in subsidiaries.

Compensation of directors, members of the Board of Auditors, the General Manager and managers with strategic responsibilities

									Bonuses and
			Period for which				Non-		other	Other
Last name	Name	Position	position was held	End of term	Remuneration		monetary benefits		incentives	compensation		Total

Directors and General Manager
Gnudi	Piero	Chairman	1/2006-12/2006	Approv. fin. stat. 2007	735,764.00		11,779.68	(1)	(2)			747,543.68
Conti	Fulvio	CEO and GM	1/2006-12/2006	Approv. fin. stat. 2007	600,000.00				(3)	701,678.52	(4)	1,301,678.52
Ballio	Giulio	Director	1/2006-12/2006	Approv. fin. stat. 2007	117,000.00							117,000.00
Fantozzi	Augusto	Director	1/2006-12/2006	Approv. fin. stat. 2007	116,427.00							116,427.00
Luciano	Alessandro	Director	1/2006-12/2006	Approv. fin. stat. 2007	117,000.00							117,000.00
Napolitano	Fernando	Director	1/2006-12/2006	Approv. fin. stat. 2007	117,250.00							117,250.00
Taranto	Francesco	Director	1/2006-12/2006	Approv. fin. stat. 2007	122,500.00							122,500.00
Tosi	Gianfranco	Director	1/2006-12/2006	Approv. fin. stat. 2007	117,500.00							117,500.00
Valsecchi	Francesco	Director	1/2006-12/2006	Approv. fin. stat. 2007	117,000.00							117,000.00
			Total compensation of directors and GM		2,160,441.00		11,779.68		—	701,678.52		2,873,899.20

Board of Auditors
Pinto	Eugenio	Chair. Board of Auditors	1/2006-12/2006	Approv. fin. stat. 2006	85,000.00							85,000.00
Conte	Carlo	Acting Auditor	1/2006-12/2006	Approv. fin. stat. 2006	70,500.00	(5)						70,500.00
Fontana	Franco	Acting Auditor	1/2006-12/2006	Approv. fin. stat. 2006	70,500.00							70,500.00
			Total compensation of Board of Auditors		226,000.00		—		—	—		226,000.00
		Managers with strategic responsibilities (6)	1/2006-12/2006							7,428,332.98		7,428,332.98

			Total		2,386,441.00		11,779.68		—	8,130,011.50		10,528,232.18

(1)	Insurance policy.

(2)	In 2007 the Board of Directors will determine the variable portion of compensation due to the Chairman for 2006 (in an amount of no more than €210,000.00) once achievement of the targets for the Group set for that year has been verified.

(3)	In 2007 the Board of Directors will determine the variable portion of compensation due the Chief Executive Officer for 2006 (in an amount of no more than €600,000.00) once achievement of the targets for the Group set for that year has been verified.

(4)	Fixed compensation for position of General Manager for 2006. In 2007 the Board of Directors will determine the variable portion of compensation due to the General Manager for 2006 (in an amount of no more than €700,000.00) once achievement of the targets for the Group set for that year has been verified.

(5)	Compensation paid to the Ministry for the Economy and Finance in the amount of €55,000.00 pursuant to the Directive of the Presidency of the Council of Ministers – Department of Public Administration of March 1, 2000.

(6)	In 2006 the following were managers with strategic responsibilities: heads of Enel SpA Departments, Division heads, the head of business development of the International Division and the head of the Energy Management business area of the Domestic Generation and Energy Management Division, for a total of 15 management positions.

Attachments

Report on corporate governance
Section 1: Governance structure
Introduction
During 2006, the corporate governance system in place in the Company and the Group was updated with the intention of ensuring that it both conforms to the recommendations expressed in the new edition of the Self-regulation Code of Italian listed companies promoted by Borsa Italiana, published in March 2006 (hereinafter, for the sake of brevity, the “Self-regulation Code”) and corresponds to the recommendations made in this regard by the Consob and, more generally, to international best practice.
The aim of this corporate governance system is essentially the creation of value for the shareholders, taking into account the social importance of the Group’s activities and the consequent need, in carrying them out, to adequately consider all the interests involved.
Ownership structure
The capital stock of the Company consists exclusively of registered ordinary shares fully paid up and entitled to full voting rights at both Ordinary and Extraordinary Shareholders’ Meetings. According to the entries in the stock register and the information available as of March 2007, no shareholder – with the exception of the Italian Ministry of the Economy and Finance, which owns 21.12% of the share capital, and the Cassa Depositi e Prestiti (a joint-stock company controlled by the aforesaid Ministry), which owns 10.15% of the share capital – owns more than 2% of the Company’s share capital, nor, to the Company’s knowledge, do any agreements regarding Enel’s shares exist among its shareholders.
The Company is therefore subject to the de facto control of the Ministry of the Economy and Finance. However, the latter has declared that it is not in any way involved in managing and coordinating the Company.
Both the Assicurazioni Generali group (during June 2006) and the Banca Intesa group (during November 2006) have been temporarily in possession of a shareholding constituting slightly more than 2% of the Company’s share capital.
Limit to the ownership of shares
Implementing a provision of the regulations regarding privatizations, the Company’s bylaws provides that – except for the government, public bodies, and parties subject to their respective control – no shareholder may own, directly ot indirectly, Enel shares that constitute more than 3% of the share capital.
The voting rights regarding the shares owned in excess of the aforesaid limit of 3% may not be exercised and the voting rights to which each of the parties concerned by the limit to share ownership would have been entitled will be proportionately reduced, unless there are prior joint instructions from the shareholders concerned. In case of noncompliance, resolutions of Shareholders’ Meetings may be challenged in court if the majority required would not have been attained without the votes expressed in excess of the aforesaid limit.
According to the regulations regarding privatizations, the provision of the bylaws concerning the limit to share ownership will lapse if the limit of 3% is exceeded following certain kinds of public tender offers regulated by the Unified Financial Act.
Special powers of the Italian government
Implementing the provisions of the regulations regarding privatizations, the Company’s bylaws assigns the Italian government (represented for this purpose by the Ministry of the Economy and Finance) several “special powers”, which are exercisable regardless of the number of Enel shares owned by the aforesaid Ministry. Specifically, the Ministry of the Economy and Finance, in agreement with the Ministry of Productive Activities, has the following “special powers”, to be used according to the criteria established by the Prime Minister’s Decree of June 10, 2004:
▪	opposition to the acquisition of significant shareholdings (that is to say, amounting to or exceeding 3% of Enel’s share capital) by parties to whom the aforesaid limit to share ownership applies. Grounds for the opposition must be given and the opposition may be expressed only in cases in which the Ministry considers the transaction to be in actual fact detrimental to vital national interests;
▪	opposition to shareholders’ agreements referred to in the Unified Financial Act if they concern 5% or more of Enel’s share capital. In this case, too, grounds must be given for the opposition, which may be expressed only in cases in which the shareholders’ agreements are liable to cause concrete detriment to vital national interests;
▪	veto of the adoption of resolutions liable to have a major impact on the Company (by which is understood resolutions to wind up, transfer, merge, or split up the Company or to move its headquarters abroad or change its corporate purpose, as well as those aimed at abolishing or changing the content of the “special powers”). Grounds for the veto must in any case be given and the veto may be exercised only in cases in which such resolutions are liable to cause concrete detriment to vital national interests;
▪	appointment of a director without the right to vote.

Organizational structure
In compliance with current regulations applicable in Italy to companies with listed shares, the organizational structure of the Company includes:
▪	a Board of Directors entrusted with the management of the Company;
▪	a Board of Statutory Auditors responsible for (i) ensuring compliance with the law and the Company’s bylaws, as well as the observance of correct management principles in the carrying out of the Company’s activities, (ii) checking the adequacy of the Company’s organizational structure, internal auditing system, and administration and accounting system, and (iii) ascertaining how the corporate governance rules provided for by the Self-regulation Code are actually implemented;
▪	Shareholders’ Meetings, called to resolve – in either an Ordinary or an Extraordinary session – inter alia on (i) the appointment and removal of members of the Board of Directors and the Board of Statutory Auditors, as well as their compensation and responsibilities, (ii) the approval of the financial statements and the allocation of net income, (iii) the acquisition and sales of own shares, (iv) stock-option plans, (v) amendments to the Company’s bylaws, and (vi) the issue of convertible bonds.
The external audit of the Company’s accounts is entrusted to a specialized firm registered with the Consob and expressly elected, after the Board of Statutory Auditors has made a grounded proposal, by a Shareholders’ Meeting. Enel’s external auditor is entrusted with the same task at the other Group companies.
In addition to the prohibition regarding the performance of specific kinds of services imposed on auditing firms by the Unified Financial Act (with provisions introduced at the end of 2005), the Group’s code of ethics has for some time established that the external audit of the Company’s financial statements and of the consolidated financial statements is incompatible with the performance of consulting activities for any Group company and such incompatibility extends to the external auditor’s entire network.
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Section 2: Implementation of the recommendations of the Self-regulation Code and additional information
Board of Directors
Role and powers
The Company’s Board of Directors plays a central role in the Company’s organization and is entrusted with the powers and the responsibility for strategic and organizational policies, as well as with verifying the existence of the controls necessary for monitoring the performance of the Company and the Group. In consideration of its role, the Board of Directors meets regularly and is organized and works so as to ensure the effective performance of its duties.
In this context, and in accordance with the provisions of the law and specific resolutions of its own (and, in particular, of the one adopted in November 2005), the Board of Directors:
▪	establishes the corporate governance system for the Company and the Group and sees to the constitution and definition of the duties of the Board’s internal committees, whose members it appoints;
▪	delegates and revokes the powers of the Chief Executive Officer, defining their content, limits, and the procedures, if any, for exercising them. In accordance with the delegations in force, the Chief Executive Officer is vested with the broadest powers for the management of the Company, with the exception of those assigned otherwise by the law or the Company’s bylaws or that are reserved to the Board of Directors according to the resolutions of the latter, which are described below;
▪	receives, together with the Board of Statutory Auditors, constant and exhaustive information from the Chief Executive Officer regarding the activities carried out in the exercise of his powers, which is summarized in a special quarterly report. In particular, with regard to all the most significant transactions carried out using the powers of his office (including atypical or unusual transactions or transactions with related parties whose approval is not reserved to the Board of Directors), the Chief Executive Officer reports to the Board on (i) the features of the transactions, (ii) the parties concerned and any relation they might have with the Group companies, (iii) the procedures for determining the considerations concerned, and (iv) the related effects on the income statement and the balance sheet;
▪	determines, on the basis of the proposals made by the dedicated Committee and after receiving the opinion of the Board of Statutory Auditors, the compensation of the Chief Executive Officer and of the other Directors who hold specific offices;
▪	evaluates, on the basis of the analyses and proposals made by the dedicated Committee, the criteria adopted for the compensation of the Company’s and the Group’s executives with strategic responsibilities and decides with regard to the adoption of the stock-option plans addressed to executives to be submitted to Shareholders’ Meetings for approval;
▪	evaluates the adequacy of the Company’s and the Group’s organizational, administrative, and accounting structure and resolves on the changes in the organizational structure proposed by the Chief Executive Officer;
▪	establishes the corporate structure of the Group and checks if it is appropriate;

▪	examines and approves the strategic, business, and financial plans of the Company and the Group. In this regard, the current division of powers within the Company specifically provides for the Board of Directors to resolve on the approval of:
–	the annual budget and the long-term plan (which include the aggregates of the annual budgets and long-term plans of the Group companies);

–	strategic agreements, also determining – upon proposal by the Chief Executive Officer and after the Chairman has expressed his opinion – the strategic objectives of the Company and the Group;
▪	examines and approves beforehand the transactions of the Company and the Group that have a significant impact on their strategy and on their balance sheets, income statements, and cash flows, particularly in cases where they are carried out with related parties or otherwise characterized by a potential conflict of interest.

In particular, all financial transactions of a significant size – by which is meant taking on loans exceeding the value of euro 50 million, as well as granting loans and issuing guarantees in favor of third parties exceeding the value of euro 25 million – must be approved beforehand (if they concern the Company) or evaluated (if they regard Group companies) by the Board of Directors.

In addition, the acquisition and disposal of equity investments amounting to more than euro 25 million must be approved beforehand (if they are carried out directly by the Company) or evaluated (if they concern Group companies) by the same Board of Directors. Finally, the latter approves agreements (with ministries, local governments, etc.) that entail expenditure commitments exceeding euro 25 million;
▪	provides for the exercise of voting rights at Shareholders’ Meetings of the companies directly controlled by the Parent Company and designates the Directors and Statutory Auditors of the aforesaid companies;
▪	appoints the General Manager and grants the related powers;
▪	evaluates the general management of the Company and the Group, with particular reference to conflicts of interest, using the information received from the Chief Executive Officer and verifying periodically the achievement of the objectives set;
▪	formulates proposals to submit to Shareholders’ Meetings and reports during the latter on the activities that have been carried out and planned, seeing that the shareholders have adequate information on the elements necessary for them to participate in a well-informed manner in the decisions that are within the authority of such Meetings.
Appointment, composition, and term
Pursuant to the provisions of the Company’s bylaws, the Board of Directors consists of from three to nine members, who are appointed for a term not exceeding three accounting periods and may be reappointed at the expiration of their term. To them may be added a non-voting Director, whose appointment is reserved to the Italian government in virtue of the legislation regarding privatizations and a specific provision of the bylaws (as previously explained). To date, the Italian government has not exercised this power of appointment.
According to the current legislation, Directors must possess the requisites of honorableness required of (i) company representatives of financial intermediaries, as well as (ii) statutory auditors of listed companies.
In compliance with the legislation regulating privatizations and in accordance with the amendments made at the end of 2005 to the Unified Financial Act, the bylaws also provide for the appointment of the entire Board of Directors to take place according to the “slate-vote” mechanism aimed at ensuring the presence on the Board of Directors of members nominated by minority shareholders amounting to three-tenths of the Directors to be elected. In the event this number is a fraction, it is to be rounded up to the nearest integer.
This electoral system currently provides that slates of candidates may be presented by the outgoing Board of Directors or by shareholders who, individually or together with other shareholders, represent at least 1% of the share capital. The slates are filed at the Company’s registered office and published in newspapers with a nation-wide circulation sufficiently in advance of the date of the Shareholders’ Meeting concerned – 20 days in advance being the deadline if the slate is presented by the outgoing Board of Directors and 10 days if the slates are presented by shareholders – thus ensuring a transparent process for the appointment of the Board of Directors. In this regard, it should be noted that, beginning with the next election of the Board of Directors, shareholders will be requested to file their slates at least 15 days before the date of the Shareholders’ Meeting in compliance with the recommendations of the Self-regulation Code, as will be specifically noted in the notice of the Meeting.
A report with exhaustive information regarding the personal and professional characteristics of the candidates, accompanied by a statement of whether or not the latter qualify as independent pursuant to the law and the Self-regulation Code, is to be filed at the Company’s registered office at the same time as the slates, as well as published promptly on the Company’s web, as noted specifically in the notice of the Shareholders’ Meeting.
The Board of Directors confirmed (in December 2006) that it can defer the creation within itself of a special nomination committee, because to date there has been no evidence that it is difficult for shareholders to find suitable candidates, so as to achieve a composition of the Board of Directors corresponding to the recommendations of the Self-regulation Code.
As resolved by the ordinary Shareholders’ Meeting of May 26, 2005, the incumbent Board of Directors consists of nine members, whose term expires when the financial statements for 2007 are approved. As a result of the appointments made at the aforesaid Shareholders’ Meeting, the Board thus currently consists of the following members, whose professional profiles are summarized below, together with the specification of the slate on which each of them was nominated:
▪	Piero Gnudi, 68, Chairman (designated on the slate presented by the Ministry of the Economy and Finance).
A graduate in economics and commerce (1962) of the University of Bologna and proprietor of an accounting firm located in Bologna, he has served on the board of directors and the board of statutory auditors of numerous important Italian companies, including STET, ENI, Enichem, and Credito Italiano. In 1995, he was appointed economic advisor to the Ministry of Industry. Since 1994, he has been on the board of directors of IRI, where he has also held the positions of supervisor of privatizations (1997) and chairman and chief executive officer (1999); later, from 2000 to 2002, he served as chairman of the IRI liquidation committee. A member of the executive of Confindustria, the steering committee of Assonime (an association of Italian corporations), the executive committee of the Aspen Institute, the committee on corporate governance of listed companies – reconstituted on the initiative of Borsa Italiana in April 2005), and president of the Mediterranean Energy Observatory (OME), he currently holds also the positions of chairman of Emittenti Titoli, director of Unicredito Italiano, and government commissioner of the Fochi Group, which is under special management. He has been Chairman of the Board of Directors of Enel since May 2002.
▪	Fulvio Conti, 59, Chief Executive Officer and General Manager (designated on the slate presented by the Ministry of the Economy and Finance).
A graduate of the University of Rome “La Sapienza” with a degree in economics and commerce, in 1969 he joined the Mobil Group, where he held a number of executive positions in Italy and abroad and in 1989-90 was in charge of finance for Europe. The head of the accounting, finance, and control department of Montecatini from 1991 to 1993, he subsequently was in charge of finance at Montedison-Compart (between 1993 and 1996), overseeing the financial restructuring of that group. The general manager and chief financial officer of the Italian National Railways between 1996 and 1998, he also held important positions in other companies of that group (including Metropolis and Grandi Stazioni). Vice-chairman of Eurofima in 1997, in 1998-99 he was general manager and chief financial officer of Telecom Italia, holding also in this case important positions in other companies of that group (including Finsiel, TIM, Sirti, Italtel, Meie, and STET International). From 1999 to June 2005, he was Enel’s Chief Financial

Officer. He has been the Chief Executive Officer and General Manager of Enel since May 2005, and currently is also a director of Barclays Plc.
▪	Giulio Ballio, 67, Director (designated on the slate presented by institutional investors).
A graduate (1963) with a degree in aeronautical engineering of the Milan Polytechnic Institute, he has also made his academic career there. A professor since 1975, since 1983 he has held the chair of steel construction at the school of engineering and since 2002 has been president of the institute. The author of many publications (which have also been published abroad), he has carried on an extensive scientific activity. Alongside his academic activity, since 1964 he has worked with several engineering firms and in 1970 founded an engineering services company (B.C.V. Progetti), where he has been involved in numerous projects as designer, site engineer, and consultant, both in Italy and abroad. A member of the National Research Council’s committee on regulations for constructing with steel from 1970 to 2000, he was a member of the Board of Steel Experts from 1975 to 1985 and chairman in 1981-82, as well as a member of the chairman’s council of the Italian Calibration Service from 1997 to 2002. He has been involved in the renovation of several important monumental buildings (including the Academia Bridge in Venice) and has coordinated research activities in the field of construction both in Italy and abroad. He has been a Director of Enel since May 2005.
▪	Augusto Fantozzi, 66, Director (designated on the slate presented by institutional investors).
A graduate (1963) in law from the University of Rome “La Sapienza”, he is a lawyer and the owner of a law firm with offices in Rome, Milan, Bologna, and Lugano, as well as a professor of tax law at “La Sapienza” and the LUISS “Guido Carli”. The Minister of Finance from January 1995 to May 1996 in Prime Minister Lamberto Dini’s Cabinet – where for several months he also held the offices of Minister of the Budget and Economic Planning and Minister for the Coordination of E.U. Policies – he was subsequently the Minister of Foreign Trade in Prime Minister Romano Prodi’s Cabinet (from May 1996 to October 1998). A member of the Chamber of Deputies in the thirteenth legislature (from May 1996 to May 2001), he was chairman of the Budget, Treasury, and Economic Planning Committee (from September 1999). He has been vice-president of the Finance Council, president of the Ascotributi, and a member of the Consulta of Vatican City. A former chairman of the technical committee of the International Fiscal Association, he is the author of numerous publications and has been a member of the editorial board of Italian and international law reviews. He has also been on the board of directors of numerous companies, including the Benetton group, Lloyd Adriatico, and Citinvest, and currently holds the office of deputy chairman of the board of directors of Banca Antonveneta. He has been a Director of Enel since May 2005.
▪	Alessandro Luciano, 55, Director (designated on the slate presented by the Ministry of the Economy and Finance).
After graduating from law school, he earned a master’s degree in economics and finance in London. A lawyer, he began his career in 1974, consulting in currency law for leading Italian and foreign banks and pleading before the Currency Commission of the Treasury Ministry. At the same time, he was also concerned with the incorporation of companies and with loans from abroad, contributing to the conclusion of several transactions in favor of industries, insurance groups, and state-owned companies. Starting in 1984 he began extending his sphere of activity to the telecommunications industry, where he has been involved with entrepreneurial as well as financial and technical aspects. Formerly a consultant of STET, Techint, Snam Progetti, Aquater, Comerint, and the American company DSC Communications (on behalf of which he participated in trial studies in Italy for the ISDN, MDS, Airspan, and Video-on-demand systems), he has also been vice president of two committees of the Italian Soccer Federation. From October 1998 to March 2005, he was a commissioner of the Italian Communications Authority, where he was a member of the Board and of the Infrastructure and Networks Committee. At the Authority he was concerned with, among other things, the development, competition, and interconnection of communication networks, resolving disputes between telecommunications companies and their users. In June 2005, he became the chairman of the board of directors of Centostazioni (Italian National Railways group). He has been a Director of Enel since May 2005.
▪	Fernando Napolitano, 42, Director (designated on the slate presented by the Ministry of the Economy and Finance).
A graduate in economics and commerce (1987) of the University of Naples, he completed his studies in the United States, earning at first a master’s degree in management at Brooklyn Polytechnic University and later attending the advanced management program at Harvard Business School. He began his career by working in the marketing division of Laben (Finmeccanica group) and then that of Procter & Gamble Italia. In 1990 he joined the Italian office of Booz Allen Hamilton, a management and technology consulting firm, where he was appointed partner and vice-president in 1998. Within this office he was in charge of developing activities in the fields of telecommunications, media, and aerospace, while also gaining experience in Europe, the United States, Asia, and the Middle East. He is currently chief executive officer of Booz Allen Hamilton Italia and also carries out assignments with an international scope. From November 2001 to April 2006, he has served on the committee for surface digital television instituted by the Communications Ministry and from July 2002 to September 2006 has been a director of the Italian Center for Aerospace Research. He has been a Director of Enel since May 2002.
▪	Francesco Taranto, 66, Director (designated on the slate presented by institutional investors).
He began his career in 1959 in the office of a stockbroker in Milan and subsequently (from 1965 to 1982) worked at the Banco di Napoli, where he eventually became head of the marketable securities service. He then held numerous executive positions in the mutual funds industry, where he was first in charge of investment management at Eurogest (from 1982 to 1984) and then general manager of Interbancaria Gestioni (from 1984 to 1987). After that he worked for the Prime group (from 1987 to 2000), serving for a long time as chief executive officer of the parent company. He has also been a member of the steering committee of Assogestioni and a member of the committee for the corporate governance of listed companies sponsored by Borsa Italiana. A Director of Enel since October 2000, he currently holds the same office at Banca Carige, Cassa di Risparmio di Firenze, Unicredit Xelion Banca, Pioneer Global Asset Management (part of the Unicredito Group), Kedrios, and Alto Partners SGR.
▪	Gianfranco Tosi, 59, Director (designated on the slate presented by the Ministry of the Economy and Finance).
A graduate in mechanical engineering (1971) of the Polytechnic Institute of Milan, since 1972 he has held a number of positions at the same institute, becoming professor of iron metallurgy in 1982 and from 1992 also giving the course on the technology of metal materials (together with the same position at the University of Lecco). The author of more than 60 publications, he has been extensively involved in scientific activities. A member of the board of directors of several companies and consortia, he has also held positions in associations, including the vice-presidency of the Gruppo Giovani Federlombarda (with duties as regional delegate on the Comitato Centrale Giovani Imprenditori instituted within the Confindustria) and the office of member of the executive committee of the Unione Imprenditori of the Province of Varese. From December 1993 to May 2002, he was mayor of the city of Busto Arsizio. The president of the Center for Lombard Culture, established by the Lombardy Region to defend and develop the local culture, he is also a member of the association of journalists. He has been a Director of Enel since May 2002.

▪	Francesco Valsecchi, 42, Director (designated on the slate presented by the Ministry of the Economy and Finance).
After graduating with honors (1987) with a degree in law from the University of Rome “La Sapienza”, he held a number of positions both there and at the LUISS “Guido Carli” in Rome regarding specifically the field of commercial law. From 1990 to 1992, he was the academic coordinator of the course for corporate lawyers organized by the LUISS business school. A lawyer and the author of several publications, since November 2001 he has been a member of the committee on the reform of civil trials instituted by the Ministry of Justice and since March 2002 has taught at the Civil Service School. Since December 1994 he has been an extraordinary member of the Technical Council of the Communications Ministry and since April 2003 has been on the committee of experts of the High Commission for the coordination of public finance and the tax system. A member of the board of directors of the Italian Postal Service (from May 2002 to May 2005), he has subsequently held important positions in several companies of such group, including the chairmanship of BancoPosta Fondi SGR (since April 2003) and Postecom (from July 2002 to April 2003). He has been a Director of Enel since May 2005.
The Directors are aware of the duties and responsibilities connected with the office they hold and are kept constantly informed by the relevant corporate departments of the most important legislative and regulatory changes concerning the Company and performance of their duties. In order to be able to perform their role even more effectively, they also participate in initiatives aimed at increasing their knowledge of the reality and dynamics of the Company.
The Directors perform their duties with full knowledge of the facts and in complete autonomy, pursuing the primary objective of creating value for the shareholders within a medium-long time frame.
Limit to the number of offices held by Directors
The Directors accept their office and maintain it in the belief that they can dedicate the necessary time to the diligent performance of their duties, taking into account both the number and the nature of the offices they hold on the boards of directors and the boards of statutory auditors of other companies of significant size and the commitment required by the other professional activities they carry on and the offices they hold in associations.
In this regard, it should be noted that in December 2006, the Board of Directors approved (and formalized in a specially provided document) a policy regarding the maximum number of offices that its members may hold on the boards of directors and the boards of statutory auditors in other companies of significant size in order to ensure that the persons concerned have sufficient time available to ensure the effective performance of the role they have on the Board of Directors of Enel.
Following the recommendations of the Self-regulation Code, the aforesaid policy considers to this end the offices held on the boards of directors and boards of statutory auditors of the following kinds of companies:
a)	companies with shares listed on regulated markets, including foreign ones;

b)	Italian and foreign companies with shares not listed on regulated markets and doing business in the fields of insurance, banking, securities intermediation, mutual funds, or finance (as far as the last field is concerned, only with regard to finance companies subject to the prudential supervision of the Bank of Italy and entered on the special list referred to in article 107 of the Unified Banking Act);

c)	other Italian and foreign companies with shares not listed on regulated markets that, even though they do business in fields other than those specified under letter b) above, have assets exceeding euro 1 billion or revenues exceeding euro 1.7 billion according to the latest approved financial statements.
In accordance with the recommendations of the Self-regulation Code, the policy formulated by the Board of Directors thus establishes differentiated limits to the number of offices (made measurable by a system of specific “weights” for each kind of office) depending on (i) the commitment connected with the role performed by each Director both on the Board of Directors of Enel and on the boards of directors and the boards of statutory auditors of other companies of significant size, as well as (ii) the nature of the companies where the other roles are performed, excluding from the related calculation those performed in Enel’s subsidiaries and affiliates.
On the basis of the information provided by the Directors of the Company to implement the aforesaid policy, it has been ascertained that each of them currently holds a number of offices on the boards of directors and boards of statutory auditors of other companies of significant size that is compatible with the limits established by the same policy.
Board Meetings and the role of the Chairman
In 2006 the Board of Directors held 16 meetings, which lasted an average of more than 3 hours and 30 minutes each. Director participation was regular and the meetings were also attended by the Board of Statutory Auditors and by the magistrate representing the Court of Accounts. As far as 2007 is concerned, as of the month of March 9 meetings have been held (with respect to the 4 that were scheduled), while for the rest of the year 10 more Board meetings are planned.
The activities of the Board of Directors are coordinated by the Chairman, who calls its meetings, establishes their agenda, and presides over them, ensuring that – except in cases of urgency and necessity – the necessary documents and information are provided to the Board members in time for the Board to express its informed opinion on the matters under examination. He also ascertains whether the Board’s resolutions are implemented, chairs Shareholders’ Meetings, and – like the Chief Executive Officer – is empowered to represent the Company legally.
In short, the Chairman’s role is to stimulate and supervise the functioning of the Board of Directors as part of the fiduciary powers that make him the overseer for all shareholders of the legality and transparency of the Company’s activities.
According to a Board resolution of November 2005, the Chairman is also entrusted with the duties of (i) participating in the formulation of corporate strategies in agreement with the Chief Executive Officer, the powers granted the latter by the Board of Directors being understood, as well as (ii) overseeing auditing in agreement with the Chief Executive Officer, with the internal auditing department remaining under the latter. In this regard, however, it is provided that decisions concerning the appointment and revocation of the head and top executives of the aforesaid department are to be made jointly by the Chairman and the Chief Executive Officer.
Finally, in agreement and coordination with the Chief Executive Officer, the Chairman maintains relations with institutional bodies and authorities.
Evaluation of the functioning of the Board of Directors and the Committees
In the second half of 2006, with the assistance of a specialized company, the Board of Directors began (and completed in February 2007) an evaluation of the size, composition, and functioning of the Board and its Committees (so-called board review), in accordance with the most advanced practices of corporate governance found abroad and adopted by the Self-regulation Code.
Conducted by means of a questionnaire filled out by each Director and followed by individual interviews carried out by the consultancy firm, the analysis focused on numerous aspects regarding the Board of Directors, such as: (i) the structure, composition, role, and responsibilities of the body; (ii) the conduct of Board meetings, the related flow of information, and the decision-making procedures adopted; (iii) the functioning and composition of the Committees formed within the Board of Directors; (iv) the strategies pursued and the performance objectives set; (v) the relations between the Board, the shareholders, and the stakeholders; and (vi) the Company’s organizational structure and the plans of management turnover adopted.
Among the most positive aspects that emerged from the board review was, first of all, the atmosphere of great cohesiveness existing on the Board of Directors, which facilitates open and constructive discussion that is respectful of the contribution of each Director and tends to converge towards decisions characterized by broad agreement. It was also reported that the Board’s decision-making process is supported by flows of information that the Directors consider timely and effective (although capable of improvement from both points of view), with the minutes being drawn up precisely. The Directors also gave an essentially positive evaluation of the ease with which they had access to the Chief Executive Officer and the Chairman, as well as of the role the latter performs as the person who ensures the application of sound corporate governance within the Board. The structure of the Board of Directors and the number of Board meetings were considered appropriate and – like the long-term strategic objectives – it was thought that the short-to-medium-term operating and performance objectives were clearly established. As far as the Committees formed within the Board are concerned, there was wide agreement about their role, the effectiveness of their activity, and the appropriateness of their composition.
Among the aspects that could be improved – and on which the Board of Directors will focus its attention in 2007 – were thought to be the need for greater agreement by the Board on the most important decisions, as well as with regard to the adequacy of the Company’s organizational structure and the plans of management turnover. Finally, the Directors hoped that the length of the Board meetings (on average, 2 hours and 30 minutes each in 2005) would be increased so that the important issues on the agenda could be discussed more thoroughly.
Following up on the needs that emerged from the board review which had been carried out in 2004, it was considered advisable to organize again in 2006 a special strategic meeting, which took place in November and was dedicated to the analysis and in-depth study by the Board of Directors of the Company’s and Group’s long-term strategies.
Non-executive Directors
The Board of Directors consists of executive and non-executive Directors.
In accordance with the recommendations of the Self-regulation Code, the following are considered executive Directors:
▪	the Chief Executive Officer of the Company (or of strategically significant Group companies), as well as the related Chairman who has been granted individual powers of management or who has a specific role in the formulation of the Company’s strategies;
▪	Directors who hold executive positions in the Company (or in strategically significant Group companies) or in the controlling entity, if the position also regards the Company.
The Directors who do not correspond to any of the aforesaid categories can be termed non-executive.
According to the analysis carried out by the Board of Directors in December 2006, with the exception of the Chairman and the Chief Executive Officer, the other 7 members of the Board of Directors currently in office (Giulio Ballio, Augusto Fantozzi, Alessandro

Luciano, Fernando Napolitano, Francesco Taranto, Gianfranco Tosi and Francesco Valsecchi) can be termed non-executive Directors.
As far as the Chairman is concerned, it should be noted that the characterization of the latter as an executive Director derives from the specific role that the current division of powers assigns him with regard to the formulation of the Company’s strategies, while the person concerned does not have any individual powers of management.
The number, expertise, authoritativeness and availability of time of the non-executive Directors are therefore sufficient to ensure that their judgment can have a significant influence on the decisions made by the Board.
The non-executive Directors bring their specific expertise to the Board’s discussions, so as to facilitate an examination of the subjects under discussion from different perspectives and consequently well-considered and well-informed decisions that correspond to the corporate interest.
Independent Directors
Basing itself on the information provided by the individual persons concerned or, in any case, at the Company’s disposal, in December 2006 the Board of Directors attested that all the non-executive Directors qualify as independent.
Specifically, independent directors are defined as those who do not have, nor have recently had, even indirectly, relations with the Company or with parties connected with the Company that could condition independence of judgment at the present time.
In evaluating the independence of the non-executive Directors, the Board of Directors took into account the cases in which, according to the Self-regulation Code, the requisite of independence should be considered lacking and applied in this respect the principle of the prevalence of substance over form recommended by the Code itself.
When it carried out its review in December 2006, the Board of Directors was able to ascertain that all the non-executive Directors also possessed the requisites of independence provided for the statutory auditors of listed companies, in accordance with the amendments to the Unified Financial Act made at the end of 2005.
In March 2007, the Board of Statutory Auditors ascertained that, in carrying out the aforesaid evaluation of the independence of its non-executive members, the Board of Directors correctly applied the criteria recommended by the Self-regulation Code, following for that purpose a transparent assessment procedure that enabled the Board to learn about relations that were potentially significant for the purpose of the evaluation of independence.
The independent Directors held their first meeting without the other Directors present in February 2007.
In December 2006, the Board of Directors also ascertained the absence of the conditions that, according to the Self-regulation Code require the institution of a lead independent director, in consideration of the fact that at Enel the Chairman of the Board of Directors is not the chief executive officer, nor does he own a controlling interest in the Company.
Although independence of judgment characterizes the activity of all the Directors, whether executive or not, an adequate presence (in terms of both number and expertise) of Directors who qualify as “independent” according to the aforesaid definition and have significant roles on both the Board of Directors and its Committees is considered a suitable means for ensuring that the interests of all the shareholders are appropriately balanced.
Committees
In order to ensure that it performs its duties effectively, as early as January 2000 the Board of Directors set up as part of itself a Compensation Committee and an Internal Control Committee, assigning them both advisory and proactive duties and entrusting them with issues that are sensitive and sources of possible conflicts of interest.
Each Committee consists of at least 3 non-executive Directors, the majority of whom are independent, and are appointed by the Board of Directors, which names one of them as coordinator and also establishes the duties of the Committee by a special resolution.
In December 2006, the Board of Directors approved special organizational regulations that govern the composition, tasks, and working procedures of each Committee.
The Committees in question are empowered to access the information and corporate departments necessary to perform their duties and make avail themselves of outside consultants at Company’s expense within the limits of the budget approved by the Board of Directors.
Each Committee appoints a secretary, who need not be one of its members, who is entrusted with the task of drawing up the minutes of the meetings.
The meetings of each Committee may be attended by the members of the other Committee, as well as by other members of the Board of Directors or other persons, invited by the related coordinator, whose presence may help the Committee to perform its duties better.
The meetings of the Internal Control Committee are also attended by the Chairman of the Board of Statutory Auditors or another Statutory Auditor designated by him (in consideration of the specific duties regarding the supervision of the internal control system with which the aforesaid Board is entrusted by the laws in force concerning listed companies) and, as from December 2006, the Chairman of the Board of Directors (in his capacity as an executive Director entrusted with supervising the functioning of the internal control system). The head of internal auditing may also attend the aforesaid meetings.

Compensation Committee
The Compensation committee is entrusted first of all with the task of ensuring that the compensation of the Directors is established in an amount that is sufficient to attract, retain, and motivate Directors endowed with the professional qualities required for successfully managing the Company.
In this regard, the Committee must ensure that a significant portion of the compensation of the executive Directors and executives with strategic responsibilities is tied to the economic results achieved by the Company and the Group, as well as the attainment of specific objectives established beforehand by the Board of Directors, or – with regard to the aforesaid executives – by the Chief Executive Officer, in order to align the interests of the persons concerned with the pursuit of the primary objective of creating value for the shareholders in a medium-to-long time frame.
The Compensation Committee also ensures that the compensation of the non-executive Directors is commensurate with the commitment required of each of them, taking into account their participation on the Committees. It should be noted in this regard that, in line with the recommendations of the Self-regulation Code, this compensation is in no way tied to the economic results achieved by the Company and the Group and that the non-executive Directors are not beneficiaries of the stock-option plans.
Specifically, then, the Compensation Committee is entrusted with the following tasks, which are both advisory and proactive (as last redefined by the Board of Directors in December 2006 to implement the recommendations of the Self-regulation Code):
▪	to present proposals to the Board of Directors for the compensation of the Chief Executive Officer and the other Directors who hold particular offices, monitoring the application of the resolutions adopted by the Board. It should be noted in this regard that the Directors in question are not allowed to attend the meetings of the Committee at which the proposals regarding the related compensation to present to the Board of Directors are formulated;
▪	to periodically review the criteria adopted for the compensation of executives with strategic responsibilities, monitor their application on the basis of the information provided by the Chief Executive Officer and formulate general recommendations for the Board of Directors on the matter.
As part of its duties, the Compensation Committee also plays a central role in elaborating and monitoring the performance of stock-option plans addressed to executives and conceived as instruments for providing incentives for them and making them loyal, which are aimed at attracting and motivating resources with appropriate ability and experience and further developing their sense of belonging and ensuring their constant, enduring effort to create value. The 2006 stock-option plan, which was drawn up by the Compensation Committee and then submitted by the Board of

Directors to the Shareholders’ Meeting for its approval, also included among beneficiaries the Company’s Chief Executive Officer in his capacity as General Manager.
In addition to those recommended by the Self-regulation Code, the Compensation Committee also performs the function of assisting the Chief Executive Officer and the relevant corporate departments in developing the potential of the Company’s managerial resources, recruiting talented people, and promoting related initiatives with universities.
In 2006, the Compensation Committee (i) consisted entirely of non-executive and independent Directors in the persons of Francesco Taranto (who acts as coordinator), Giulio Ballio, Fernando Napolitano, and Gianfranco Tosi, (ii) held 10 meetings, which all of its members attended regularly and which lasted an average of 1 hour and 10 minutes, and, finally, (iii) called on external consultants at the Company’s expense.
During 2006, the Compensation Committee – in addition to elaborating the stock-option plan for that year – worked on establishing the applicative aspects of the variable component of the compensation of the Chief Executive Officer and the Chairman, in particular setting the annual economic and managerial objectives to assign them. The Committee also reviewed the compensation policies and the management methods of executives in place in the Company and the Group (carrying out in this regard benchmark comparisons with the compensation paid by companies comparable to Enel) and examined in depth the different kinds of incentives that may be used in the light of the new tax regime regarding stock options.
Internal Control Committee
The Internal Control Committee has the task of assisting the Board of Directors in the latter’s evaluations and decisions regarding the internal control system, the approval of the financial statements and the half-year report, and the relations between the Company and the external auditor by preliminarily gathering the relevant facts. Specifically, the Internal Control Committee is entrusted with the following tasks, which are both advisory and proactive (as last redefined by the Board of Directors, in December 2006 to implement the recommendations of the Self-regulation Code):
▪	to assist the Board of Directors in performing the tasks regarding internal control entrusted to the latter by the Self-regulation Code;
▪	to evaluate, together with the executive in charge of preparing the corporate accounting documents and the external auditors, the proper use of accounting principles and their uniformity for the purpose of drawing up the consolidated financial statements;
▪	to express opinions, upon request by the executive Director who is assigned the task, on specific aspects regarding the identification of the Company’s and Group’s main risks, as well as the planning, implementation, and management of the internal control system;
▪	to examine the work plan prepared by the head of internal auditing, as well as the latter’s periodical reports;
▪	to assess the proposals made by auditing firms to obtain the related assignment, as well as the work plan prepared for the external audit and the results expounded in the report and, if there is one, the letter of suggestions;
▪	to oversee the effectiveness of the external audit process;
▪	to perform the additional tasks assigned it by the Board of Directors, with particular regard to the checks aimed at ensuring the transparency and the fairness of transactions with related parties;
▪	to report to the Board of Directors at least once every six months – when the financial statements and the half-year report are approved – on the work performed and the adequacy of the internal control system.
During 2006, the Internal Control Committee consisted entirely of non-executive, independent Directors. Specifically, (i) during the period from January to December the members were Piero Gnudi (who acted as coordinator), Augusto Fantozzi, Alessandro Luciano, and Francesco Valsecchi, while (ii) beginning in December (that is to say, in concurrence with the acknowledgment of the Chairman of the Board of Directors in his new role as executive Director according to the criteria established by the Self-regulation Code), the Committee has consisted of Augusto Fantozzi (who acts as coordinator), Alessandro Luciano, and Francesco Valsecchi. In December 2006, the Board of Directors also acknowledged that the new coordinator, Augusto Fantozzi, has the qualifications of adequate experience in accounting and finance provided for by the Self-regulation Code.
During 2006, the Internal Control Committee held 8 meetings, which were regularly attended by its members (as well as the Chairman of the Board of Statutory Auditors) and lasted an average of 1 hour and 30 minutes each.
During 2006, the work of the Internal Control Committee focused on the evaluation of (i) the work plans prepared by both the head of internal auditing and the external auditor, as well as (ii) the results of the audits performed during the preceding year, and (iii) the content of the letter of suggestions prepared by the external auditor regarding the accounting period in question. The Committee also examined several supplementary auditing assignments for the external auditor regarding the Group, supervised the preparation of the sustainability report and the “zero tolerance of corruption – ZTC” plan, monitored the observance of the compliance program adopted pursuant to legislative decree n. 231 of June 8, 2001 (and also seeing to the updating of the aforesaid program), and oversaw the progress made in the activities aimed at ensuring the prompt issue of the management’s attestation regarding the planning, implementation, and actual functioning of the internal controls over financial reporting, in accordance with the requirements of the Sarbanes-Oxley Act (which applies to Enel because of the listing of the Company’s shares on the New York Stock Exchange, in the form of ADRs – American Depositary Receipts).
Board of Statutory Auditors
According to the provisions of the law and the Company’s bylaws, the Board of Statutory Auditors consists of three regular Auditors and two alternates, who are appointed for a period of three accounting periods and may be re-appointed when their term expires.
During 2005, in adjusting its governance rules to the regulations of the United States on audit committees contained in the Sarbanes-Oxley Act – which applies to Enel for the aforesaid reason – the Company strengthened the supervisory duties already entrusted to the Board of Statutory Auditors by Italian law, the description of which is contained in the paragraph of the present report concerning the organization of the Company.
Since July 2005, therefore, in connection with the provisions of the US regulations on audit committees, the Board of Statutory Auditors has had the following duties: (i) to supervise the work of the external auditor and to approve beforehand the entrusting of the latter with additional assignments, which will in any case regard accounting; (ii) to oversee the corporate procedures that regulate the presentation of complaints and reports concerning accounting practices and the internal control system, with the possibility of availing itself of external consultants.
In order to ensure that the Board of Statutory Auditors can effectively perform its duties and in compliance with the recommendations of the Self-regulation Code, in December 2006 the Board of Directors expressly granted it, as far as it is concerned:
▪	the power to oversee the independence of the external auditor (in confirmation of the provisions of the US regulations on audit committees), monitoring both compliance with the relevant regulatory provisions and the nature and extent of the services other than auditing that the external auditor and the firms belonging to the latter’s network may provide for the Company and the Group;
▪	the power – which may also be exercised individually by the Auditors – to request the Company’s Internal Auditing Department to perform checks on specific corporate operating areas or transactions;
▪	the power to promptly exchange with the Internal Control Committee information relevant for performing their respective duties.

All the members of the Board of Statutory Auditors must possess the requisites of honorableness and professional competence required of statutory auditors of listed companies by the legislation in force, as supplemented by special provisions of the by-laws. According to the provisions of the Unified Financial Act, the limit to the number of offices on the boards of directors and boards of statutory auditors that the members of the Board of Statutory Auditors may hold in Italian corporations will be established by the Consob in specially provided regulations, which are expected to be issued by the end of March 2007. Until then, the need to ensure that the Statutory Auditors have the time necessary to perform their duties diligently is satisfied by provision of the bylaws according to which the members of the Board of Statutory Auditors may not hold the office of regular statutory auditor in more than four companies not controlled by Enel that issue securities listed on regulated markets.
As in its provisions for the Board of Directors – and in compliance with the regulations regarding privatizations, as well as in accordance with the amendments to the Unified Financial Act made at the end of 2005 – the bylaws provide that the appointment of the entire Board of Statutory Auditors take place according to the “slate vote” mechanism, which aims to ensure the presence on the Board of a regular Auditor and an alternate Auditor designated by minority shareholders.
This electoral system currently provides that shareholders who, alone or together with other shareholders, represent at least 1% of the share capital may present slates of candidates. The slates must be filed at the Company’s registered office and published in daily newspapers with nationwide circulation at least 10 days before the date of the Shareholders’ Meeting. It should be noted in this regard that, beginning with the next election of the Board of Statutory Auditors, the shareholders will be requested to file their slates at least 15 days before the day of the Shareholders’ Meeting, in compliance with the recommendations of the Self-regulation Code and according to specific note contained in the notice of the meeting. In order to ensure a transparent procedure for the appointment of the Board of Statutory Auditors, exhaustive information about the personal and professional characteristics of the candidates must be filed at the Company’s registered office at the same time as the slates, as well as promptly published on the Company’s website according to a specific note contained in the notice of the meeting. In accordance with the provisions of the Unified Financial Act, the procedures for the election of a regular auditor by “slate vote” in companies with listed shares are established by the Consob in specially provided regulations, which are expected to be issued by the end of March 2007. Until then, the provisions of the bylaws so far described will be valid.
In any case, the Statutory Auditors act autonomously and independently, including with regard to the shareholders who elected them.

Having been elected by the ordinary Shareholders’ Meeting of May 21, 2004, the incumbent Board of Statutory Auditors has a term that will expire when the 2006 financial statements are approved. The Chairman of the Board of Statutory Auditors elected by that Shareholders’ Meeting, Angelo Provasoli, resigned from his office in March 2005 (but with effect as from the approval of the financial statements regarding 2004) because of his intense activity in consequence of his appointment as president of the Bocconi University in Milan and thus the ordinary Shareholders’ Meeting of May 26, 2005 replaced him with Eugenio Pinto. The Board of Statutory Auditors therefore currently consists of the following regular members, for each of whom a brief professional profile is provided, as well as (where possible) the slate on which he was designated:
▪	Eugenio Pinto, 47, Chairman (designated by the Ministry of the Economy and Finance).
A graduate with honors in economics and commerce (1983) of the University of Rome “La Sapienza”, he is currently a professor of business economics in the economics department of the LUISS “Guido Carli”. The author of numerous publications, he has been a member of the group of experts on lending and saving set up by the Minister of the Treasury, as well as of the expert committee instituted to advise the Treasury Department with regard to bank foundations. He was also a member of the Zamagni Committee (instituted by the Minister of Finance to draw up tax regulations for non-profit organizations) and a consultant of the “Euro Committee” (established at the Ministry of the Treasury and entrusted with drawing up the regulations that governed the introduction of the European single currency in Italy). He is currently a member of the executive committee of the “Organismo italiano di contabilità” (the Italian standard setter on accounting principles), as well as of the expert committee of the CIRSFID at the University of Bologna. A certified public accountant, he also consults on economic and financial matters for important public and private clients. He is currently a regular statutory auditor of, among others, Mediobanca, Alleanza Assicurazioni (Assicurazioni Generali group), and Sofid (ENI group), as well as chairman of Astaldi’s board of statutory auditors. He has been a regular statutory auditor at the Banca di Roma, the Banca Nazionale dell’Agricoltura (Antonveneta group), and chairman of the board of statutory auditors of Agip Petroli (ENI group). He has been Chairman of Enel’s Board of Statutory Auditors since May 2005.
▪	Carlo Conte, 59, regular Auditor (designated on the slate presented by the Ministry of the Economy and Finance).
After graduating in economics and commerce at “La Sapienza” University in Rome, he has remained active in the academic world. He has taught at the University of Chieti

(1988-1989) and the LUISS “Guido Carli” in Rome (1989-1995) and currently teaches governmental accounting at the Civil Service School and the School of Management at the LUISS, as well as administration and governmental accounting at the Bocconi University in Milan. A certified public accountant, he is also the author of a number of publications. In 1967 he started his career in the Civil Service at the Government Accounting Office, becoming a General Manager in 2002. He currently represents the Office on a number of commissions and committees and in various research and work groups, as well as representing Italy on several committees of OECD. He has also been and still is a statutory auditor in a number of bodies, institutions, and companies. He has been a member of Enel’s Board of Statutory Auditors since May 2004.
▪	Franco Fontana, 63, regular Auditor (designated on the slate presented by institutional investors).
A certified public accountant and professor of economics and business management, since 1973 he has taught at a number of Italian universities and has been the dean of the economics department at the LUISS “Guido Carli” since 1995. He has been director of the school of management of the aforesaid university since 1994. He has served as a member of several commissions for the reorganization of the Civil Service (Ministry of the Postal Service and Telecommunications, Ministry of Finance, Ministry of Industry, and Ministry of Health). From 1994 to 1997, he was chairman of the Cassa di Risparmio of the Province of l’Aquila. A member of Enel’s Board of Statutory Auditors since 2001, he is the author of numerous publications on the subjects of business management and organization.
During 2006, the Board of Statutory Auditors held 16 meetings, lasting an average of 1 hour and 30 minutes, which were regularly attended by the regular Auditors and by the magistrate representing the Court of Accounts.
In March 2007, the Board of Statutory Auditors certified that the Chairman, Eugenio Pinto, and the regular Auditor Franco Fontana possess the requisite of independence provided for by the Self-regulation Code with regard to directors. As far as the regular Auditor Carlo Conte is concerned, the Board of Statutory Auditors ascertained that, even though he does not possess the aforesaid requisite of independence (because he is a General Manager at the Ministry of the Economy and Finance, the controlling shareholder of the Company), he does possess the characteristics of independence provided for by the Unified Financial Act (and the related implementation regulations) with regard to statutory auditors of listed companies.

Executive in charge of preparing the corporate accounting documents
In compliance with the provisions introduced at the end of 2005 in the Unified Financial Act, a clause was inserted in the Company’s bylaws on the basis of which in June 2006 the Board of Directors, after receiving the opinion of the Board of Statutory Auditors, appointed the head of the Company’s Accounting, Planning, and Control Department to the position of executive in charge of preparing the corporate accounting documents.
The duty of this executive is to establish appropriate administrative and accounting procedures for the preparation of the financial statements of the Parent Company and the consolidated financial statements, as well as all other financial documents.
The Board of Directors ensures that this executive has adequate powers and means, as well as seeing that the administrative and accounting procedures that he establishes are actually observed. The executive in question issues a declaration that accompanies the corporate documents and communications released to the market regarding accounting information, including interim information, and certifies that such information corresponds to what is recorded in the Company’s documents, account books, and book entries.
Together with the Chief Executive Officer, the aforesaid executive also certifies in a specially provided report attached to the financial statements of the Parent Company, the consolidated financial statements, and the half-year report (i) the adequacy and actual application of the aforesaid administrative and accounting procedures during the period to which such accounting documents refer and (ii) the correspondence of the aforesaid documents to the accounting records and their suitability for providing a truthful and fair representation of the Company’s and the Group’s balance sheet, income statement, and cash flows. The content of the report in question will be established by the Consob in specially provided regulations, which it is expected will be issued by the end of March 2007.
Internal control system
With regard to internal control, several years ago the Group adopted a special system aimed at (i) checking the adequacy of Group procedures with regard to effectiveness, efficiency, and costs, (ii) ensuring the reliability and correctness of accounting records as well as the safeguard of Company and Group assets, and (iii) ensuring that operations comply with internal and external regulations, as well as with corporate directives and guidelines for sound and efficient management.
The Group’s internal control system is divided into two distinct areas of activity:
▪	“line auditing”, which consists of all the auditing activities that the individual operating units or Group companies carry out on their own processes. Such auditing activities are primarily the responsibility of operating executives and are considered an integral part of every corporate process;
▪	internal auditing, which is entrusted to the Company’s related department and is aimed essentially at the identification and containment of corporate risk of any kind. This objective is pursued through the monitoring of line auditing, in terms of both the adequacy of the audits themselves and the results actually achieved by their application. This auditing activity is therefore applied to all corporate processes of the Company and of Group companies. The personnel in charge of said activity is responsible for indicating both the corrective actions deemed necessary and for carrying out follow-up actions aimed at checking the results of the measures suggested.
Responsibility for adopting an appropriate internal control system consistent with the reference models and existing national and international best practice is entrusted to the Board of Directors, which, to this end and availing itself of the Internal Control Committee:
▪	establishes the guidelines of such system, so that the main risks regarding the Company and its subsidiaries are correctly identified, as well as properly measured, managed, and monitored, and then ensures the compatibility of such risks with sound and correct corporate management. It should be noted in this regard that in December 2006, the Board of Directors took note of the identification of the main risks regarding the Group and the establishment of specially provided criteria for measuring, managing, and monitoring the aforesaid risks – according to the content of a special document drawn up by the Company’s Internal Auditing Department – and agreed on the compatibility of the aforesaid risks with sound and correct corporate management;
▪	appoints one or more executive Directors to supervise the functioning of the internal control system. In this regard, it should be noted that in December 2006 the Board of Directors entrusted this role to both the Chief Executive Officer and the Chairman, assigning the latter the task of regularly participating in the meetings of the Internal Control Committee;
▪	evaluates at least once a year the adequacy, efficiency, and actual functioning of the internal control system. It should be noted in this regard that in March 2007, the Board of Directors expressed a positive evaluation in this respect;
▪	appoints and removes one or more persons to be in charge of the internal control system, establishing his compensation in line with the relevant corporate policies. In this regard, in December 2006 the Board of Directors confirmed that the person in charge of the internal control system is the head of the Company’s Internal Auditing Department and established his compensation as the same as he was already receiving.

The executive Directors assigned to oversee the functioning of the internal control system in turn:
▪	oversee the identification of the main corporate risks, taking into account the characteristics of the activities carried out by the Company and its subsidiaries and then submitting them periodically to the Board of Directors for examination;
▪	carry out the guidelines established by the Board of Directors, seeing to the planning, implementation, and management of the internal control system and constantly monitoring its overall adequacy, effectiveness, and efficiency. They also supervise the adaptation of this system to the dynamics of operating conditions and the legislative and regulatory framework;
▪	make proposals to the Board of Directors regarding the appointment, removal and compensation of one or more persons to be in charge of the internal control system.
The person in charge of the internal control system:
▪	is entrusted with ensuring that the internal control system is always adequate, fully operative, and functioning;
▪	is not the head of any operating area and is not hierarchically dependent on any head of operating area;
▪	has direct access to all the information that is useful for the performance of his duties;
▪	has adequate means at his disposal for performing the task assigned him;
▪	reports on his activity to the executive Directors assigned to supervise the functioning of the internal control system, the Internal Control Committee, and the Board of Statutory Auditors. Specifically, he reports on the procedures through which risk management is conducted, as well as on the observance of the plans devised for their containment, and expresses his evaluation of the suitability of the internal control system for achieving an acceptable level of overall risk.
Transactions with related parties
In December 2006, the Board of Directors — in compliance with the provisions of the Italian Civil Code and the recommendations of the Self-regulation Code — adopted regulations that establish the procedures for approving and carrying out transactions undertaken by the Company or its subsidiaries with related parties, in order to ensure the transparency and correctness, both substantial and procedural, of the aforesaid transactions.
According to these regulations, the Internal Control Committee is entrusted with the prior examination of the various kinds of transactions with related parties, with the exception of those that present a low level of risk for the Company and the Group (the latter including the transactions carried out between companies entirely owned by Enel, as well as those that are typical or usual, those that are regulated according to standard conditions, and those whose consideration is established on the basis of official market prices or rates established by public authorities).
After the Internal Control Committee has completed its examination, the Board of Directors gives its prior approval (if the transactions regard the Company) or prior evaluation (if the transactions regard Group companies) of the most significant transactions with related parties, by which is meant (i) atypical or unusual transactions; (ii) transactions with a value exceeding €25 million (with the exception of the previously mentioned ones that present a low level of risk for the Company and the Group); and (iii) other transactions that the Internal Control Committee thinks should be examined by the Board.
Transactions whose value amounts to or is less than €25 million and in which the relationship exists with a Director, a regular Auditor or an executive with strategic responsibilities of the Company or the Group (or with a related party through such persons) are always submitted to the Internal Control Committee for its prior examination.
For each of the transactions with related parties submitted for its prior approval or evaluation, the Board of Directors receives adequate information on all the significant aspects and the related resolutions adequately explain the reasons for and the advantageousness of the aforesaid transactions for the Company and the Group. Furthermore, it is provided for the Board of Directors to receive detailed information on the actual carrying out of the transactions that it has approved or evaluated.
In order to prevent a transaction with related parties is finalized on conditions that are different from those that would probably have been negotiated between unrelated parties, both the Internal Control Committee and the Board of Directors have the authority to avail themselves — depending on the nature, value, or other characteristics of the transaction — of the assistance of one or more independent experts of recognized professional competence.
If the relationship exists with a Director or with a related party through the latter, the Director involved must promptly inform the Board of Directors of the nature, terms, origin, and extent of his interest and leave the Board meeting when the decision is made, unless that prejudices the quorum or the Board of Directors decides otherwise.
If the relationship exists with the Chief Executive Officer or with a related party through the latter, in addition to the foregoing he abstains from carrying out the transaction and leaves the decision to the Board of Directors.
If the relationship exists with one of the regular Statutory Auditors or with a related party through the latter, the Auditor concerned promptly informs the other Statutory

Auditors and the Chairman of the Board of Directors of the nature, terms, origin, and the extent of his interest.
Finally, a system of communications and certifications is provided for the purpose of promptly identifying, as early as the negotiation phase, transactions with related parties that involve Directors and regular Statutory Auditors, as well as executives with strategic responsibilities, of the Company and the Group.
Processing of corporate information
As early as February 2000, the Board of Directors approved special rules (to which additions were made in March 2006) for the management and processing of confidential information, which also contain the procedures for the external circulation of documents and information concerning the Company and the Group, with particular reference to privileged information. The Company’s Directors and Statutory Auditors are obliged to comply with the provisions contained in such rules and, in any case, to maintain the confidentiality of the documents and information acquired in carrying out their duties.
The rules are aimed at keeping confidential information secret, while at the same time ensuring that the information regarding the Company and the Group made available to the market is correct, complete, adequate, timely, and non-selective.
The rules entrust Enel’s Chief Executive Officer and the chief executive officers of the Group companies with the general responsibility of managing the confidential information concerning their respective spheres of competence, establishing that the divulgation of information regarding individual subsidiaries must in any case be agreed upon with the Parent Company’s Chief Executive Officer.
The rules also establish specific procedures to be followed in circulating information regarding the Company and the Group outside the Group — with particular emphasis on privileged information — and carefully regulate the ways in which Company and Group representatives enter in contact with the press and other mass media (or financial analysts and institutional investors).
Taking into account the provisions introduced in the USA by the Sarbanes-Oxley Act — which apply to Enel for the reason explained above — in June 2003 the Board of Directors also formalized the practices and procedures applied within the Group regarding corporate information in a special document (called “Disclosure Controls and Procedures”), with the aim of ensuring the transparency, timeliness, and completeness of the documentation produced by Enel in the United States of America according to the local laws applicable to listed companies.
Following the adoption by Italian law of the EU regulations regarding market abuse and the coming into force of the secondary regulations issued by the Consob, in April 2006 the Company instituted (and began to regularly update) a Group register recording the persons, whether legal or natural, who have access to privileged information because of the professional or other work they do or because of the tasks they perform on behalf of the Company or Group companies. The purpose of this register is to make the persons recorded therein aware of the value of the privileged information at their disposal, while at the same time facilitating the Consob’s supervision of compliance with the regulations provided to safeguard the integrity of markets.
Also following the adoption by Italian law of the EU regulations regarding market abuse and the coming into force of the secondary regulations issued by the Consob, as from April 2006 radical changes were introduced in the regulations regarding internal dealing, that is the transparency of transactions involving the Company’s shares and financial instruments connected with them carried out by the largest shareholders, Company representatives, and persons closely connected with them.
The new EU regulations replaced those previously adopted by Borsa Italiana, which had regulated the matter since January 2003. Therefore, as from April 2006 the Enel Group’s Dealing Code — which the Board of Directors had adopted in December 2002 in compliance with the regulations issued by Borsa Italiana — also became inapplicable. The new regulations regarding internal dealing apply to the purchase, sale, subscription, and exchange of Enel shares and of financial instruments connected with them by “important persons”. This category includes shareholders who own at least 10% of the Company’s share capital, the Directors, and the regular Statutory Auditors, as well as 16 managerial positions currently identified within the Company on the basis of the relevant regulations, because they have regular access to privileged information and are authorized to make managerial decisions that could influence Enel’s evolution and prospects.
The obligations of transparency apply to all the aforesaid transactions whose total value is at least €5,000 in a given year, even if carried out by persons closely connected with the “important persons”.
In enacting measures to implement the aforesaid new regulations, the Board of Directors considered it advisable to provide that “important persons” (other than the shareholders who possess an interest amounting to or exceeding 10% of the Company’s share capital) are obliged to abstain from carrying out transactions subject to the regulations regarding internal dealing during two blocking periods, lasting approximately one month each, around the time the Board of Directors’ approves the Company’s proposed financial statements and the half-year report.
This initiative of the Board of Directors was prompted by will to improve the Company’s governance standards with respect to the reference regulations, maintaining in force a provision formerly contained in the Enel Group’s Dealing Code and aimed at preventing the carrying out of transactions by “important persons” that the market could perceive as suspect, because they are carried out during periods of the year that are especially sensitive for corporate information.

Relations with institutional investors and shareholders in general
Ever since the listing of its shares on the stock market, the Company has deemed it appropriate for its own specific interest — as well as its duty with respect to the market — to establish an ongoing dialogue, based on mutual understanding of their respective roles, with its shareholders in general, as well as with institutional investors. Such dialogue, in any case, was to take place in accordance with the rules and procedures that regulate the divulgation of privileged information.
In this regard, in consideration of the size of the Group, it was deemed that such dialogue could be facilitated by the creation of dedicated corporate units.
The Company therefore created (i) an investor-relations unit, which is currently a part of its Finance Department, and (ii) a unit within its Corporate Affairs Department in charge of communicating with shareholders in general.
It was also decided to further facilitate communication with investors through the creation of a special section of the Company’s website (www.enel.it, investor relations section), providing both financial information (financial statements, half-year and quarterly reports, presentations to the financial community, analysts’ estimates, and information on trading of the securities issued by the Company) and up-to-date data and documents of interest to shareholders in general (press releases, the members of Enel’s Boards, the Company’s bylaws and shareholders’-meeting regulations, information and documents regarding Shareholders’ Meetings, documents regarding corporate governance, the code of ethics, and the compliance program pursuant to legislative decree n. 231/2001, as well as a general chart of the organization of the Group).
Shareholders’ Meetings
The suggestion contained in the Self-regulation Code to consider shareholders’ meetings important occasions for discussion between a company’s shareholders and its board of directors (even considering the availability of a number of different communication channels between listed companies and shareholders, institutional investors, and the market) was carefully evaluated and fully accepted by the Company, which — in addition to ensuring the regular attendance of its Directors at Shareholders’ Meetings — deemed it advisable to adopt specific measures to adequately enhance the latter.
In effect, in line with the recommendations of the special legislation regarding listed companies, a specific provision was inserted in Enel’s bylaws aimed at facilitating the collection of vote proxies from shareholders who are Group employees, thus favoring their involvement in the decision-making processes of Shareholders’ Meetings.
With regard to the rules that govern the right to attend Shareholders’ Meetings, in compliance with the reference regulations, the bylaws assign such right to those who deposit their shares at least two days before the date set for a given Meeting and do not withdraw them before the Meeting takes place. This rule was intended to satisfy the

141

Company’s interest in knowing in advance the identity and number of the shareholders entitled to attend the Shareholders’ Meeting — inter alia, for the purpose of seeing in a timely manner if a quorum can be reached — without at the same time prejudicing the possibility for the latter to sell the shares already deposited, if they so wish (in this case, however, losing the right to attend the Shareholders’ Meeting, according to the relevant regulations in force).
Furthermore, in September 1999, and thus with the listing of its shares imminent, the Company adopted special regulations to ensure the orderly and efficient conduct of Shareholders’ Meetings through the detailed regulation of their different phases, while respecting the fundamental right of each shareholder to request clarification of the different matters under discussion, to express his or her opinion, and to make proposals.
Even though they do not constitute provisions of the bylaws, these regulations must be approved at an Ordinary Shareholders’ Meeting, as specifically stated in the bylaws. During 2001 their content was updated in order to ensure that they correspond to the most advanced models for listed companies expressly drawn up by several professional associations (Assonime and ABI).
In the event of a significant change in the market capitalization of the Company or the composition of the shareholders, the Board of Directors evaluates the advisability of proposing to a Shareholders’ Meeting bylaws amendments with regard to the minimum percentage required for exercising actions and rights provided for as a protection of minority shareholders.
Code of Ethics
Awareness of the social and environmental effects that accompany the activities carried out by the Group, as well as consideration of the importance of both a cooperative approach with stakeholders and the good name of the Group itself (in both internal and external relations), inspired the preparation of the Enel Group’s Code of Ethics, which was approved by the Company’s Board of Directors in March 2002 and updated in March 2004.
This code expresses the commitments and ethical responsibilities involved in the conduct of business, regulating and harmonizing corporate behavior according to standards requiring maximum transparency and fairness with respect to all stakeholders. Specifically, the Code of Ethics consists of:
▪	general principles regarding relations with stakeholders, which abstractly define the reference values guiding the Group in the carrying out of its activities. Among the aforesaid principles, specific mention should be made of the following: honesty, impartiality, confidentiality, shareholder value, the value of human resources, the transparency and completeness of information, service quality, and the protection of the environment;
▪	criteria of behavior towards each class of stakeholders, which specify the guidelines and rules that Enel’s officers and employees must follow in order to ensure observance of the general principles and prevent the risk of unethical behavior;
▪	implementation mechanisms, which describe the control system devised to ensure observance of the code of ethics and its continual improvement.
Taking into account the obligations under the Sarbanes-Oxley Act of companies with shares listed in the United States of America, in June 2004 the Board of Directors also approved an additional specific code of ethical principles regarding financial matters, which applies specifically to the Company’s Chief Executive Officer and to the heads of the Finance Department and the Accounting, Planning, and Control Department.
In accordance with the requirements of US law, the code concerned consists of a series of rules aimed at reasonably preventing illegal behavior, as well as promoting:
▪	honest and transparent financial management, which gives due consideration to any conflicts of interests;
▪	fair, comprehensible, complete, exact, and prompt information in the documents sent to the authorities supervising financial markets and in all other public notices;
▪	compliance with government rules and regulations;
▪	the establishment of internal procedures aimed at ensuring that any violations of the provisions of the code are promptly communicated to the persons designated therein;
▪	adequate public transparency regarding observance of the provisions of the code.
Compliance Program
In July 2002 the Company launched a compliance program corresponding to the requirements of legislative decree no. 231 of June 8, 2001, which introduced into the Italian legal system a regime of administrative (but in fact criminal) liability with respect to companies for several kinds of crimes committed by their directors, executives, or employees in the interest or to the benefit of the companies themselves.
The content of the aforesaid program is consistent with the provisions of the guidelines on the subject established by industry associations and with the best practice in the United States and represents another step towards strictness, transparency and a sense of responsibility in internal relations and those with the external world. At the same time, it offers shareholders adequate insurance of efficient and fair management.
The program in question consists of a “general part” (in which are described, among other things, the content of legislative decree no. 231/2001, the objectives of the program and how it works, the duties of the internal control body responsible for supervising the functioning and observance of the program, the information flows, and the penalty regime) and separate “special parts” concerning the different kinds of crimes provided for by legislative decree no. 231/2001.
In 2006, as proposed by the Internal Control Committee, the Board of Directors updated and supplemented the compliance program by (i) revising the “general part” and the “special parts” regarding corporate crimes and crimes against the civil service, in order to take into account court rulings and the applicative experience acquired during the first years of implementation of the program, as well as (ii) approving new special parts concerning crimes of terrorism and subversion of the democratic order, crimes against the person, and crimes and administrative wrongdoing regarding market abuse.
“Zero tolerance of corruption” plan
In June 2006, the Board of Directors approved the adoption of the “zero tolerance of corruption — ZTC” plan in order to give substance to Enel’s adherence to the Global Compact (an action program promoted by the UN in 2000) and the PACI — Partnership Against Corruption Initiative (sponsored by the World Economic Forum in Davos in 2005).
The ZTC plan neither replaces nor overlaps with the code of ethics and the compliance program adopted pursuant to legislative decree no. 231/2001, but represents a more radical step regarding the subject of corruption and adopts a series of recommendations for implementing the principles formulated on the subject by Transparency International.
*****
Attached below are three tables that summarize some of the most significant information contained in the second section of the report.

TABLE 1: Structure of Enel’s Board of Directors and Committees

											Nomination	Executive
							Internal Control		Compensation		Committee	Committee
Board of Directors							Committee		Committee		(if any)	(if any)
						Number of
Office	Members	executive	non-executive	independent	****	other offices **	***	****	***	****	*** ****	*** ****

Chairman	Gnudi Piero (1)	X	X	X	100%	1	X	100%
Chief Executive
Officer/General
Manager	Conti Fulvio	X			100%	1
Director	Ballio Giulio (*)		X	X	94%	—			X	80%
Director	Fantozzi Augusto (*)		X	X	100%	1	X	63%			Non-existent	Non- existent
Director	Luciano Alessandro		X	X	100%	—	X	100%
Director	Napolitano Fernando		X	X	100%	1			X	100%
Director	Taranto Francesco (*)		X	X	100%	6			X	100%
Director	Tosi Gianfranco		X	X	100%	—			X	100%
Director	Valsecchi Francesco		X	X	100%	1	X	100%
Quorum required for the presentation of slates for the appointment of the Board of Directors:1% of the share capital.
Number of meetings held in 2006: Board of Directors: 16 - Internal Control Committee: 8 - Compensation Committee: 10 - Nomination Committee: N.A. - Executive Committee: N.A.
NOTES
(1)	The Chairman of the Board of Directors, Piero Gnudi, was a non-executive, independent Director in the period between January and December 2006 (according to the criteria specified in the 2002 edition of the Self-regulation Code) and subsequently has been an executive Director since December 2006 (according to the criteria specified in the 2006 edition of the Self-regulation Code).

*	The presence of an asterisk indicates that the Director was designated on a slate presented by minority shareholders.

**	This column shows the number of offices held by the person concerned on the board of directors or the board of statutory auditors of other companies of significant size, as defined by the policy established in this regard by the Board of Directors.

***	In these columns, an “X” indicates the Committee(s) of which each Director is a member. It should be noted that, since December 2006, in consideration of his new role as an executive Director, the Chairman of the Board of Directors, Piero Gnudi, has no longer been a member of the Internal Control Committee.

****	These columns show the percentages of the meetings of, respectively, the Board of Directors and the Committees attended by each Director. All absences were appropriately explained.

TABLE 2: Enel’s Board of Statutory Auditors

		Percentage of Board
Office	Members	meetings attended	Number of other offices**

Chairman	Pinto Eugenio	100%	3
Regular Auditor	Conte Carlo	100%	—
Regular Auditor	Fontana Franco (*)	94%	—
Alternate Auditor	Giordano Giancarlo	N.A.	—
Alternate Auditor	Sbordoni Paolo (*)	N.A.	—
Number of meetings held in 2006: 16
Quorum required for the presentation of slates for the appointment of the Board of Statutory Auditors: 1% of the share capital.
NOTES
*	The presence of an asterisk indicates that the Statutory Auditor was designated on a slate presented by minority shareholders.
**	This column shows the number of offices held by the person concerned on the boards of directors or boards of statutory auditors of other companies listed on regulated Italian markets.

TABLE 3: Other provisions of the Self-regulation Code

Summary of the reasons for any deviation from the
	YES	NO	recommendations of the Code

Delegation system and transactions with related parties

Has the board of directors delegated powers and established:	X

a) their limits	X

b) how they are to be exercised	X

c) how often it is to be informed?	X

Has the board of directors reserved the power to examine and approve beforehand transactions having a significant impact on the company’s strategy, balance sheet, income statement, or cash-flow (including transactions with related parties)?
X

Has the board of directors established the guidelines and criteria for identifying “significant” transactions?	X

Are the aforesaid guidelines and criteria described in the report?	X

Has the board of directors established special procedures for the examination and approval of transactions with related parties?	X

Are the procedures for approving transactions with related parties described in the report?	X

Procedures of the most recent election of the board of directors and the board of statutory auditors

Were the candidacies for the office of director filed at least 10 days (*) beforehand?	X

Were the candidacies for the office of director accompanied by exhaustive information?	X

Were the candidacies for the office of director accompanied by statements as to whether or not they qualified as independent?	X

This procedure was duly observed the last time the entire board of statutory auditors was elected (in the year 2004), when the “slate-vote” mechanism was applied.

When the chairman of the board of statutory auditors was replaced (during 2005), instead, the candidacies were not filed beforehand, because the election did not take place by “slate vote”.

Were the candidacies for the office of statutory auditor filed at least 10 days (*) beforehand?	X

Were the candidacies for the office of statutory auditor accompanied by exhaustive information?	X

Shareholders’ meetings

Has the company approved rules for shareholders’ meetings?	X

Are the rules attached to the report or is it stated where they can be obtained/downloaded?	X

Internal control

Has the company appointed the person in charge of internal control? Is the person in charge hierarchically independent of heads of operating areas?	X X

Organizational position of the person in charge of internal control	Head of the Internal Auditing Department

Investor relations

Has the company appointed a head of investor relations?	X

Organizational unit of the head of investor relations and related contact information	Relations with institutional investors: Investor Relations — Viale Regina Margherita, 137 — 00198 Rome, Italy — tel. ++39.06.83053437 — fax ++39.06.83053771 — e-mail: investor.relations@enel.it

Relations with retail shareholders:

Department of Corporate Affairs — Viale Regina Margherita, 137 — 00198 Rome, Italy — tel. ++39.06.83052081 — fax ++39.06.83052129 — e-mail: azionisti.retail@enel.it

(*)	It should be noted that in the 2006 edition of the Self-regulation Code the recommended deadline for filing the slates of candidates for the offices of director and statutory auditor was increased from 10 to 15 days.

Subsidiaries, associates and other significant equity investments of the Enel Group at December 31, 2006
In compliance with Consob Notice no. DEM/6064293 of July 28, 2006 and Article 126 of Consob Resolution no. 11971 of May 14, 1999, a list of subsidiaries and associates of Enel SpA at December 31, 2006, pursuant to Article 2359 of the Italian Civil Code, and of other significant equity investments is provided below. Enel has full title to all investments.
The following information is included for each company: name, registered office, activity, share capital, currency of account, Group companies that have a stake in the company and their respective ownership share, and the Group’s ownership share.

Subsidiaries consolidated on a line-by-line basis at December 31, 2006 (1)

	Registered							Group %
Company name	office	Country	Activity	Share capital	Currency	Held by	% holding	holding
				at Dec. 31, 2006
Parent company:
Enel SpA	Rome	Italy	Holding company	6,176,196,279	Euro	—	—	—

Subsidiaries:
Aiten AS	Trnava	Slovakia	IT services	6,000,000	SKK	Slovenské elektrárne AS	66.00%	43.56%
Avisio Energia SpA	Trento	Italy	Gas distribution	6,500,000	Euro	Enel Rete Gas SpA	100.00%	99.83%
Barras Electricas Galaico Asturianas SA	Lugo	Spain	Electricity distribution	15,689,796.62	Euro	Electra de Viesgo Distribucion SL	54.95%	54.95%
Barras Electricas Generación SL	Lugo	Spain	Electricity generation	1,374,136.05	Euro	Barras Electricas Galaico Asturianas SA	100.00%	54.95%
Cise Srl	Rome	Italy	Real estate management	318,291,049	Euro	Enel Servizi Srl	100.00%	100.00%
Co.Im Gas SpA	Santa Maria a Colle (Lucca)	Italy	Management of gas distribution and sales plants	1,479,000	Euro	Enel Rete Gas SpA	80.00%	79.86%
Concert Srl	Rome	Italy	Product, plant and equipment certification	10,000	Euro	Enel Produzione SpA	51.00%	51.00%
Dalmazia Trieste Srl	Rome	Italy	Real estate management	5,585,698	Euro	Cise Srl	69.91%	100.00%
						Enel Servizi Srl	30.09%
Decom Slovakia, spol. sro	Trnava	Slovakia	Electrical engineering	5,200,000	SKK	Slovenské elektrárne AS	67.31%	44.42%
Deval SpA	Aosta	Italy	Distribution and sale of electricity in Valle D’Aosta	37,500,000	Euro	Enel SpA	51.00%	51.00%
Deval Energie Srl	Aosta	Italy	Electricity sales	200,000	Euro	Deval SpA	100.00%	51.00%
Electra de Viesgo Distribución SL	Santander	Spain	Distribution and sale of electricity	77,792,000	Euro	Enel Distribuzione SpA	100.00%	100.00%
Enel Capital Srl	Rome	Italy	Holding company	8,500,000	Euro	Enel SpA	100.00%	100.00%
Enel Comercializadora de Gas SA	Santander	Spain	Gas and electricity sales	61,000	Euro	Enel Trade SpA	100.00%	100.00%
Enel Distribuzione SpA	Rome	Italy	Electricity distribution	2,600,000,000	Euro	Enel SpA	100.00%	100.00%
Enel Electrica Banat SA	Timisoara	Romania	Electricity distribution	463,474,090	RON	Enel Distribuzione SpA	51.00%	51.00%
Enel Electrica Dobrogea SA	Costanza	Romania	Electricity distribution	338,970,050	RON	Enel Distribuzione SpA	51.00%	51.00%
Enel Energia SpA (formerly Enel Gas SpA)	Rome	Italy	Gas and electricity sales	302,039	Euro	Enel SpA	100.00%	100.00%
Enel Energy Europe Srl	Rome	Italy	Holding company	10,000	Euro	Enel SpA	100.00%	100.00%
Enel ESN Energo LLC	Moscow	Russian Federation	Management and maintenance of power plants	1,000,000	Ruble	Enel ESN Management BV	100.00%	75.00%
Enel ESN Management BV	Amsterdam	Netherlands	Holding company	18,000	Euro	Enel Produzione SpA	75.00%	75.00%
Enel Finance International SA	Luxembourg	Luxembourg	Finance	1,391,900,230	Euro	Enel SpA	100.00%	100.00%
Enel Green Power International SA	Luxembourg	Luxembourg	Holding company for companies operating in electricity generation from renewable resources	156,650,000	Euro	Enel Produzione SpA	67.11%	100.00%
						Enel Investment Holding BV	32.89%
Enel Investment Holding BV	Amsterdam	Netherlands	Holding company	1,593,050,000	Euro	Enel SpA	100.00%	100.00%
Enel Ireland Finance Ltd	Dublin	Ireland	Finance	1,000,000	Euro	Enel Finance International SA	100.00%	100.00%

	Registered							Group %
Company name	office	Country	Activity	Share capital	Currency	Held by	% holding	holding
				at Dec. 31, 2006
Enel Latin America LLC (1)	Wilmington (Delaware)	USA	Electricity generation from renewable resources	—		Enel Green Power International SA	100.00%	100.00%
Enel M@p Srl	Rome	Italy	Metering, remote control and communication services managed on the electricity network	100,000	Euro	Enel Distribuzione SpA	100.00%	100.00%
Enel Maritza East 3 AD (formerly Maritza East III Power Company AD)	Sofia	Bulgaria	Electricity generation	265,943,600	Leva	Maritza East III Power Holding BV	73.00%	73.00%
Enel North America Inc. (1)	Wilmington (Delaware)	USA	Electricity generation from renewable resources	14.25	USD	Enel Green Power International SA	100.00%	100.00%
Enel Operations Bulgaria AD (formerly Maritza East 3 Operating Company AD)	Galabovo	Bulgaria	Management and maintenance of power plants	50,000	Leva	Maritza O&M Holding Netherlands BV	73.00%	73.00%
Enel Panama Ltd (formerly HQI Latin America Ltd)	Tortola	British Virgin Island	Holding company	40,555,726	USD	Enel Investment Holding BV	100.00%	100.00%
Enel Produzione SpA	Rome	Italy	Electricity generation	2,400,000,000	Euro	Enel SpA	100.00%	100.00%
Enel Rete Gas SpA	Milan	Italy	Gas distribution	54,139,160	Euro	Enel Distribuzione SpA	99.83%	99.83%
Enel Service UK Ltd	London	United Kingdom	Energy services	100	GBP	Enel Trade SpA	100.00%	100.00%
Enel Servicii Srl	Bucharest	Romania	Business services	200,000	RON	Enel SpA	80.00%	100.00%
						Enel Distribuzione SpA	20.00%
Enel Servizi Srl	Rome	Italy	Personnel administration activities, information technology and business services	50,000,000	Euro	Enel SpA	100.00%	100.00%
Enel Sole Srl	Rome	Italy	Public lighting systems	4,600,000	Euro	Enel SpA	100.00%	100.00%
Enel Trade SpA	Rome	Italy	Fuel trading and logistics - Electricity sales	90,885,000	Euro	Enel SpA	100.00%	100.00%
Enel Viesgo Energia SL	Santander	Spain	Electricity and gas sales	1,000,000	Euro	Electra de Viesgo Distribucion SL	100.00%	100.00%
Enel Viesgo Generación SL	Santander	Spain	Electricity generation and sales	425,311,006	Euro	Enel Produzione SpA	100.00%	100.00%
Enel Viesgo Servicios SL	Santander	Spain	Business services	3,010	Euro	Enel SpA	60.00%	100.00%
						Enel Produzione SpA	20.00%
						Enel Distribuzione SpA	20.00%
Enel.Factor SpA	Rome	Italy	Factoring	12,500,000	Euro	Enel SpA	100.00%	100.00%
Enel.NewHydro Srl	Rome	Italy	Engineering, water systems	1,000,000	Euro	Enel SpA	100.00%	100.00%
Enel.Re Ltd	Dublin	Ireland	Reinsurance	3,000,000	Euro	Enel Investment Holding BV	100.00%	100.00%
Enel.si — Servizi integrati Srl	Rome	Italy	Plant engineering and energy related services	5,000,000	Euro	Enel SpA	100.00%	100.00%
Enelco SA	Athens	Greece	Plant construction, operation and maintenance	587,000	Euro	Enel Investment Holding BV	75.00%	75.00%
Enelpower SpA	Milan	Italy	Engineering and construction	2,000,000	Euro	Enel SpA	100.00%	100.00%
Enelpower Contractor and Development Saudi Arabia Ltd	Riyadh	Saudi Arabia	Plant construction, operation and maintenance	5,000,000	SR	Enelpower SpA	51.00%	51.00%
Enelpower do Brasil Ltda	Rio de Janeiro	Brazil	Electrical engineering	1,242,000	R$	Enelpower SpA	99.99%	99.99%
Enelpower UK Ltd	London	United Kingdom	Electrical engineering	1,000	GBP	Enelpower SpA	100.00%	100.00%

	Registered							Group %
Company name	office	Country	Activity	Share capital	Currency	Held by	% holding	holding
at Dec. 31, 2006
Energoslužby AS	Trnava	Slovakia	Business services	261,000,000	SKK	Slovenské elektrárne AS	100.00%	66.00%

Erelis Sas	Lyon	France	Electricity generation from renewable resources	44,502.16	Euro	Enel Investment Holding BV	100.00%	100.00%

Geotermica Nicaraguense SA	Managua	Nicaragua	Electricity generation from renewable resources	50,000	NIO	Enel Produzione SpA	60.00%	60.00%

Hydrogen Park -Marghera per l’idrogeno Scrl	Venice	Italy	Promotion of studies and projects for the use of hydrogen	215,000	Euro	Enel Produzione SpA	53.49%	53.49%

Maritza East III Power Holding BV	Amsterdam	Netherlands	Holding company	100,000,000	Euro	Enel Produzione SpA	100.00%	100.00%

Maritza O&M Holding Netherlands BV	Amsterdam	Netherlands	Holding company	40,000	Euro	Enel Produzione SpA	100.00%	100.00%

Metansicula SpA	Milan	Italy	Gas distribution	1,033,000	Euro	Enel Rete Gas SpA	100.00%	99.83%

Metansicula Vendita Srl	Milan	Italy	Gas sales	100,000	Euro	Enel Energia SpA (formerly Enel Gas SpA)	100.00%	100.00%

Ochrana a bezpecnost SE AS	Mochovce	Slovakia	Security services	1,000,000	SKK	Slovenské elektrárne AS Enel Investment	100.00%	66.00%

Pragma Energy SA	Lugano	Switzerland	Coal trading	4,000,000	CHF	Holding BV	100.00%	100.00%

Reti Gas Scrl	Milan	Italy	Construction of gas distribution networks	11,000	Euro	Enel Rete Gas SpA	95.00%	94.84%

Sfera — Società per la formazione e le risorse aziendali Srl	Rome	Italy	Human resources and training	2,000,000	Euro	Enel SpA	100.00%	100.00%

Slovenské elektrárne AS	Bratislava	Slovakia	Electricity generation	38,238,803,000	SKK	Enel Produzione SpA	66.00%	66.00%

Slovenské elektrárne Finance BV	Rotterdam	Netherlands	Finance	18,200	Euro	Slovenské elektrárne AS	100.00%	66.00%

Société Armoricaine d’Energie Eolienne Sarl	Pleyber Christ	France	Electricity generation from renewable resources	1,000	Euro	Erelis Sas	100.00%	100.00%

Société du Chemin de la Ligue Snc	Meyzieu	France	Electricity generation from renewable resources	1,000	Euro	Erelis Sas	100.00%	100.00%

Société du Parc Eolien Grandes Terres Est Eurl	Meyzieu	France	Electricity generation from renewable resources	1,000	Euro	Erelis Sas	100.00%	100.00%

Société du Parc Eolien Grandes Terres Ouest Eurl	Meyzieu	France	Electricity generation from renewable resources	1,000	Euro	Erelis Sas	100.00%	100.00%

Vyzkont sro	Trnava	Slovakia	Radioactive waste storage	200,000	SKK	Slovenské elektrárne AS	51.00%	33.66%

Water & Industrial Services Company SpA	Monza	Italy	Sewage treatment	15,615,000	Euro	Enel.NewHydro Srl	51.00%	51.00%

(1)	The companies held by Enel North America Inc. and Enel Latin America LLC and fully consolidated on a line-by-line basis are listed separately .

     Subsidiaries held by Enel North America Inc. consolidated on a line-by-line basis at December 31, 2006 (1)

	Registered							Group %
Company name	Registered office	Country	Share capital (2)	Currency	Held by (3)	% holding		holding
at Dec. 31, 2006
Parent company:
Enel North America Inc.	Wilmington (Delaware)	USA	14.25	USD	Enel Green Power International SA	100.00%		100.00%

Subsidiaries:
Agassiz Beach LLC	Minneapolis (Minnesota)	USA	—		Chi Minnesota Wind LLC	49.00%		49.00%

Aquenergy Systems Inc.	Greenville (South Carolina)	USA	10,500	USD	Consolidated Hydro Southeast Inc.	100.00%		100.00%

Asotin Hydro Company Inc.	Wilmington (Delaware)	USA	100	USD	Enel North America Inc.	100.00%		100.00%

Autumn Hills LLC	Minneapolis (Minnesota)	USA	—		Chi Minnesota Wind LLC	49.00%		49.00%

Aziscohos Hydro Company Inc.	Wilmington (Delaware)	USA	100	USD	Enel North America Inc.	100.00%		100.00%

Barnet Hydro Company	Burlington (Vermont)	USA	—		Sweetwater Hydroelectric Inc.	100.00%		100.00%

Beaver Falls Water Power Company	Philadelphia (Pennsylvania)	USA	—		Beaver Valley Holdings Ltd.	67.50%		67.50%

Beaver Valley Holdings Ltd.	Philadelphia (Pennsylvania)	USA	2	USD	Hydro Development Group Inc.	100.00%		100.00%

Beaver Valley Power Company	Philadelphia (Pennsylvania)	USA	30	USD	Hydro Development Group Inc.	100.00%		100.00%

Black River Hydro Assoc.	New York (New York)	USA	—		(Cataldo) Hydro Power Associates	75.00%		75.00%

Boott Field LLC	Wilmington (Delaware)	USA	—		Boott Hydropower Inc.	100.00%		100.00%

Boott Hydropower Inc.	Boston (Massachusetts)	USA	—		Boott Sheldon Holdings LLC	100.00%		100.00%

Boott Sheldon Holdings LLC	Wilmington (Delaware)	USA	—		Hydro Finance Holding Company Inc.	100.00%		100.00%

BP Hydro Associates	Boise (Idaho)	USA	—		Chi Idaho Inc. Chi Magic Valley Inc.	68.00 32.00	% %	100.00%

BP Hydro Finance Partnership	Salt Lake City (Utah)	USA	—		BP Hydro Associates Fulcrum Inc.	75.92 24.08	% %	100.00%

Bypass Limited	Boise (Idaho)	USA	—		El Dorado Hydro	100.00%		100.00%

Bypass Power Company	Los Angeles (California)	USA	—		Chi West Inc.	100.00%		100.00%

Canastota Wind Power LLC	Wilmington (Delaware)	USA	—		Essex Company	100.00%		100.00%

(Cataldo) Hydro Power Associates	New York (New York)	USA	—		Hydro Development Group Inc. Chi Black River Inc.	50.00 50.00	% %	100.00%

Chi Acquisitions Inc.	Wilmington (Delaware)	USA	100	USD	Enel North America Inc.	100.00%		100.00%

Chi Acquisitions II Inc.	Wilmington (Delaware)	USA	100	USD	Chi Finance LLC	100.00%		100.00%

Chi Black River Inc.	Wilmington (Delaware)	USA	100	USD	Chi Finance LLC	100.00%		100.00%

Chi Canada Inc.	Montreal (Quebec)	Canada	100	CAD	Chi Finance LLC	100.00%		100.00%

Chi Dexter Inc.	Wilmington (Delaware)	USA	100	USD	Chi Finance LLC	100.00%		100.00%

Chi Finance LLC	Wilmington (Delaware)	USA	—		Enel North America Inc.	100.00%		100.00%

Chi Highfalls Inc.	Wilmington (Delaware)	USA	—		Chi Finance LLC	100.00%		100.00%

							Group %
Company name	Registered office	Country	Share capital (2)	Currency	Held by (3)	% holding	holding
at Dec. 31, 2006
Chi Hydroelectric Company Inc.	St. John (Newfoundland)	Canada	100	CAD	Chi Canada Inc.	100.00%	100.00%
Chi Idaho Inc.	Wilmington (Delaware)	USA	100	USD	Chi Acquisitions Inc.	100.00%	100.00%
Chi Magic Valley Inc.	Wilmington (Delaware)	USA	100	USD	Chi Acquisitions Inc.	100.00%	100.00%
Chi Minnesota Wind LLC	Wilmington (Delaware)	USA	—		Chi Finance LLC	100.00%	100.00%
Chi Mountain States Operations Inc.	Wilmington (Delaware)	USA	100	USD	Chi Acquisitions Inc.	100.00%	100.00%
Chi Operations Inc.	Wilmington (Delaware)	USA	100	USD	Enel North America Inc.	100.00%	100.00%
Chi Power Inc.	Wilmington (Delaware)	USA	100	USD	Enel North America Inc.	100.00%	100.00%
Chi Power Marketing Inc.	Wilmington (Delaware)	USA	100	USD	Enel North America Inc.	100.00%	100.00%
Chi S. F. LP	Montreal (Quebec)	Canada	—	—	Chi Hydroelectric Company Inc.	100.00%	100.00%
Chi Universal Inc.	Wilmington (Delaware)	USA	100	USD	Enel North America Inc.	100.00%	100.00%
Chi West Inc.	Wilmington (Delaware)	USA	100	USD	Chi Acquisitions Inc.	100.00%	100.00%
Chi Western Operations Inc.	Wilmington (Delaware)	USA	100	USD	Chi Acquisitions Inc.	100.00%	100.00%
Coneross Power Corporation Inc.	Greenville (South Carolina)	USA	110,000	USD	Aquenergy Systems Inc.	100.00%	100.00%
Consolidated Hydro Mountain States Inc.	Wilmington (Delaware)	USA	100	USD	Chi Acquisitions Inc.	100.00%	100.00%
Consolidated Hydro New Hampshire Inc.	Wilmington (Delaware)	USA	130	USD	Chi Universal Inc.	100.00%	100.00%
Consolidated Hydro New York Inc.	Wilmington (Delaware)	USA	200	USD	Enel North America Inc.	100.00%	100.00%
Consolidated Hydro Southeast Inc.	Wilmington (Delaware)	USA	100	USD	Chi Acquisitions II Inc.	95.00%	100.00%
					Gauley River Power Partners LP	5.00%
Consolidated Pumped Storage Inc.	Wilmington (Delaware)	USA	100	USD	Enel North America Inc.	80.00%	80.00%
Copenhagen Associates	New York (New York)	USA	—		Hydro Development Group Inc.	50.00%	99.00%
					Chi Dexter Inc.	49.00%
Crosby Drive Investments Inc.	Boston (Massachusetts)	USA	—		Asotin Hydro Company Inc.	100.00%	100.00%
El Dorado Hydro	Los Angeles (California)	USA	—		Olympe Inc.	82.50%	100.00%
					Motherlode Hydro Inc.	17.50%
Essex Company	Boston (Massachusetts)	USA	—		Enel North America Inc.	100.00%	100.00%
Florence Hills LLC	Minneapolis (Minnesota)	USA	—		Chi Minnesota Wind LLC	49.00%	49.00%
Fulcrum Inc.	Boise (Idaho)	USA	1,002.50	USD	Consolidated Hydro Mountain States Inc.	100.00%	100.00%
Gauley Hydro LLC	Wilmington (Delaware)	USA	—		Essex Company	100.00%	100.00%
Gauley River Management Corporation	Burlington (Vermont)	USA	—		Chi Finance LLC	100.00%	100.00%
Gauley River Power Partners LP	Burlington (Vermont)	USA	—		Gauley River Management Corporation	1.00%	100.00%
			—		Gauley Hydro LLC	99.00%
Gestion Cogeneration Inc.	Montreal (Quebec)	Canada	100	CAD	Hydrodev Inc.	100.00%	100.00%
Hadley Ridge LLC	Minneapolis (Minnesota)	USA	—		Chi Minnesota Wind LLC	49.00%	49.00%

							Group %
Company name	Registered office	Country	Share capital (2)	Currency	Held by (3)	% holding	holding
at Dec. 31, 2006
Highfalls Hydro Company Inc.	Wilmington (Delaware)	USA	—		Chi Finance LLC	100.00%	100.00%
Hope Creek LLC	Minneapolis (Minnesota)	USA	—		Chi Minnesota Wind LLC	49.00%	49.00%
Hosiery Mills Hydro Company Inc.	Wilmington (Delaware)	USA	100	USD	Chi Acquisitions Inc.	100.00%	100.00%
Hydrodev Inc.	Montreal (Quebec)	Canada	100	CAD	Chi Canada Inc.	100.00%	100.00%
Hydro Development Group Inc.	New York (New York)	USA	12.25	USD	Chi Acquisitions II Inc.	100.00%	100.00%
Hydro Energies Corporation	Burlington (Vermont)	USA	5,000	USD	Chi Finance LLC	100.00%	100.00%
Hydro Finance Holding Company Inc.	Wilmington (Delaware)	USA	100	USD	Enel North America Inc.	100.00%	100.00%
Jack River LLC	Minneapolis (Minnesota)	USA	—		Chi Minnesota Wind LLC	49.00%	49.00%
Jessica Mills LLC	Minneapolis (Minnesota)	USA	—		Chi Minnesota Wind LLC	49.00%	49.00%
Julia Hills LLC	Minneapolis (Minnesota)	USA	—		Chi Minnesota Wind LLC	49.00%	49.00%
Kings River Hydro Company Inc.	Wilmington (Delaware)	USA	100	USD	Chi Finance LLC	100.00%	100.00%
Kinneytown Hydro Company Inc.	Wilmington (Delaware)	USA	100	USD	Enel North America Inc.	100.00%	100.00%
LaChute Hydro Company Inc.	Wilmington (Delaware)	USA	100	USD	Enel North America Inc.	100.00%	100.00%
Lawrence Hydroelectric Associates LP	Boston (Massachusetts)	USA	—		Essex Company	92.50%	100.00%
					Crosby Drive Investments Inc.	7.50%
Littleville Power Company Inc.	Boston (Massachusetts)	USA	—		Hydro Development Group Inc.	100.00%	100.00%
Lower Saranac Corporation	New York (New York)	USA	2	USD	Twin Saranac Holdings LLC	100.00%	100.00%
Lower Saranac Hydro Partners	Wilmington (Delaware)	USA	—		Lower Saranac Corporation	100.00%	100.00%
Mascoma Hydro Corporation	Concord (New Hampshire)	USA	—		Chi Acquisitions II Inc.	100.00%	100.00%
Metro Wind LLC	Minneapolis (Minnesota)	USA	—		Chi Minnesota Wind LLC	49.00%	49.00%
Mill Shoals Hydro Company Inc.	Wilmington (Delaware)	USA	100	USD	Chi Finance LLC	100.00%	100.00%
Minnewawa Hydro Company Inc.	Wilmington (Delaware)	USA	100	USD	Enel North America Inc.	100.00%	100.00%
Missisquoi Associates	Los Angeles (California)	USA	—		Sheldon Vermont Hydro Company Inc.	1.00%	100.00%
					Sheldon Springs Hydro Associates LP	99.00%
Motherlode Hydro Inc.	Los Angeles (California)	USA	—		Chi West Inc.	100.00%	100.00%
Newbury Hydro Company	Burlington (Vermont)	USA	—		Sweetwater Hydroelectric Inc.	100.00%	100.00%
NeWind Group Inc.	St. John (Newfoundland)	Canada	100	CAD	Chi Canada Inc.	100.00%	100.00%
Northwest Hydro Inc.	Wilmington (Delaware)	USA	100	USD	Chi West Inc.	100.00%	100.00%
Notch Butte Hydro Company Inc.	Wilmington (Delaware)	USA	100	USD	Chi Finance LLC	100.00%	100.00%
O&M Cogeneration Inc.	Montreal (Quebec)	Canada	15	CAD	Hydrodev Inc.	66.66%	66.66%
Olympe Inc.	Los Angeles (California)	USA	—		Chi West Inc.	100.00%	100.00%
Ottauquechee Hydro Company Inc.	Wilmington (Delaware)	USA	100	USD	Chi Finance LLC	100.00%	100.00%

								Group %
Company name	Registered office	Country	Share capital (2)	Currency	Held by (3)	% holding		holding
			at Dec. 31, 2006

Pelzer Hydro Company Inc.	Wilmington (Delaware)	USA	100	USD	Consolidated Hydro Southeast Inc.	100.00%		100.00%
Pyrites Associates	New York (New York)	USA	—		Hydro Development Group Inc.	50.00%		100.00%
					Chi Dexter Inc.	50.00%
Rock Creek Limited Partnership	Los Angeles (California)	USA	—		El Dorado Hydro	100.00%		100.00%
Ruthton Ridge LLC	Minneapolis (Minnesota)	USA	—		Chi Minnesota Wind LLC	49.00%		49.00%
SE Hazelton A. LP	Los Angeles (California)	USA	—		Bypass Limited	100.00%		100.00%
Sheldon Springs Hydro Associates LP	Wilmington (Delaware)	USA	—		Sheldon Vermont Hydro Company Inc.	100.00%		100.00%
Sheldon Vermont Hydro Company Inc.	Wilmington (Delaware)	USA	—		Boott Sheldon Holdings LLC	100.00%		100.00%
Slate Creek Hydro Associates LP	Los Angeles (California)	USA	100		Slate Creek Hydro Company Inc.	100.00%		100.00%
Slate Creek Hydro Company Inc.	Wilmington (Delaware)	USA	—	USD	Chi Acquisitions II Inc.	100.00%		100.00%
Snyder Wind Farm LLC	Dallas (Texas)	USA	—		Chi Power Inc.	100.00%		100.00%
Soliloquoy Ridge LLC	Minneapolis (Minnesota)	USA	—		Chi Minnesota Wind LLC	49.00%		49.00%
Somersworth Hydro Company Inc.	Wilmington (Delaware)	USA	100	USD	Chi Universal Inc.	100.00%		100.00%
Southwest Transmission LLC	Minneapolis (Minnesota)	USA	—		Chi Minnesota Wind LLC	49.00%		49.00%
Spartan Hills LLC	Minneapolis (Minnesota)	USA	—		Chi Minnesota Wind LLC	49.00%		49.00%
St.-Felicien Cogeneration	Montreal (Quebec)	Canada	—		Gestion Cogeneration Inc.	50.00%		50.00%
Summit Energy Storage Inc.	Wilmington (Delaware)	USA	8,200	USD	Enel North America Inc.	75.00%		75.00%
Sun River LLC	Minneapolis (Minnesota)	USA	—		Chi Minnesota Wind LLC	49.00%		49.00%
Sweetwater Hydroelectric Inc.	Concord (New Hampshire)	USA	250	USD	Chi Acquisitions II Inc.	100.00%		100.00%
TKO Power Inc.	Los Angeles (California)	USA	—		Chi West Inc.	100.00%		100.00%
Trade Wind Energy LLC	Dallas (Texas)	USA	—		Enel Kansas LLC	45.00%		45.00%
Triton Power Company	New York (New York)	USA	—		Chi Highfalls Inc. Highfalls Hydro Company Inc.	2.00 98.00	% %	100.00%
Tsar Nicholas LLC	Minneapolis (Minnesota)	USA	—		Chi Minnesota Wind LLC	49.00%		49.00%
Twin Falls Hydro Associates	Seattle (Washington)	USA	—		Twin Falls Hydro Company Inc.	51.00%		51.00%
Twin Falls Hydro Company Inc.	Wilmington (Delaware)	USA	10	USD	Twin Saranac Holdings LLC	100.00%		100.00%
Twin Lake Hills LLC	Minneapolis (Minnesota)	USA	—		Chi Minnesota Wind LLC	49.00%		49.00%
Twin Saranac Holdings LLC	Wilmington (Delaware)	USA	—		Enel North America Inc.	100.00%		100.00%
Western New York Wind Corporation	New York (New York)	USA	300	USD	Enel North America Inc.	100.00%		100.00%
Willimantic Power Corporation	Hartford (Connecticut)	USA	—		Chi Acquisitions Inc.	100.00%		100.00%
Winter’s Spawn LLC	Minneapolis (Minnesota)	USA	—		Chi Minnesota Wind LLC	49.00%		49.00%

(1)	All the companies are engaged in electricity generation from renewable resources.

(2)	In many cases, the subsidiaries are formed as entities that do not require the payment of share capital.

(3)	For companies in which the holding is less than 50% Enel North America Inc. holds preference shares that enable it to determine the financial and operational policies of the company and therefore to exercise a dominant influence.

Subsidiaries held by Enel Latin America LLC consolidated on a line-by-line basis at December 31, 2006 (1)

Company name	Registered office	Country	Share capital (2)	Currency	Held by (3)	% holding	Group % holding
			at Dec. 31, 2006

Parent company:
Enel Latin America LLC	Wilmington (Delaware)	USA	-		Enel Green Power International SA	100.00%	100.00%
Subsidiaries:
Agricola Rio Sahuil Ltda	Santiago	Chile	200,000,000	CLP	Agricola Y Constructora Rio Guanehue SA	99.90%	99.90%
Agricola Y Constructora Rio Guanehue SA	Santiago	Chile	-		Empresa Electrica Panguipulli SA	99.93%	100.00%
					Enel Chile Ltda	0.07%
Alvorada Energia SA	Rio de Janeiro	Brazil	17,117,415.92	R$	Enel Brasil Participações Ltda	100.00%	100.00%
Apiacàs Energia SA	Rio de Janeiro	Brazil	21,216,846.33	R$	Enel Brasil Participações Ltda	100.00%	100.00%
Braço Norte Energia SA	Rio de Janeiro	Brazil	13,478,767.05	R$	Enel Brasil Participações Ltda	100.00%	100.00%
Central American Power Services Inc.	Wilmington (Delaware)	USA	1	USD	Enel Latin America LLC	100.00%	100.00%
Conexion Energetica
Centroamericana El Salvador SA	San Salvador	El Salvador	1,693,100	SVC	Grupo EGI SA de cv	99.99%	100.00%
					Enel Latin America LLC	0.01%
Constructora Cerro Pitren Ltda	Santiago	Chile	200,000,000	CLP	Agricola Y Constructora Rio Guanehue SA	99.90%	99.90%
Cuiabà Energia SA	Rio de Janeiro	Brazil	3,261,038.39	R$	Enel Brasil Participações Ltda	100.00%	100.00%
EGI Costa Rica Viento SA	Santa Ana	Costa Rica	100,000	CRC	Enel de Costa Rica SA (formerly Energia Global de Costa Rica SA)	100.00%	100.00%
Electrificadora Ecologica SA	Santa Ana	Costa Rica	1,200,000	CRC	ZMZ General SA	100.00%	51.00%
Empresa Electrica Panguipulli SA	Santiago	Chile	-		Energia Alerce Ltda	0.01%	100.00%
					Enel Chile Ltda	99.99%
Empresa Electrica Puyehue SA	Santiago	Chile	11,169,752,000	CLP	Energia Alerce Ltda	0.10%	100.00%
					Enel Chile Ltda	99.90%
Empresa Nacional de Geotermia SA	Santiago	Chile	-		Enel Chile Ltda	51.00%	51.00%
Enel Brasil Participações Ltda	Rio de Janeiro	Brazil	466,000,000	R$	Enel Green Power International SA	0.01%	100.00%
					Enel Latin America LLC	99.99%
Enel Chile Ltda	Santiago	Chile	15,414,240,752	CLP	Enel Latin America LLC	0.01%	100.00%
					Energia Alerce Ltda	99.99%
Enel de Costa Rica SA (formerly Energia Global de Costa Rica SA)	Santa Ana	Costa Rica	100,000	CRC	Enel Latin America LLC	100.00%	100.00%
Enel Guatemala SA	Guatemala	Guatemala	5,000	GTQ	Enel Green Power International SA	2.00%	100.00%
					Enel Latin America LLC	98.00%

							Group %
Company name	Registered office	Country	Share capital (2)	Currency	Held by (3)	% holding	holding
			at Dec. 31, 2006

Energia Alerce Ltda	Santiago	Chile	1,000,000	CLP	Enel Green Power International SA	0.10%	100.00%
					Enel Latin America LLC	99.90%
Energia Global Operaciones SA	Santa Ana	Costa Rica	10,000	CRC	Enel de Costa Rica SA (formerly	100.00%	100.00%
					Energia Global de Costa Rica SA)
Energia Global SA de cv	Andover	USA	50,000	MXN	Enel Latin America LLC	99.00%	99.00%
	(Massachusetts)
Generadora de Occidente Ltda	Guatemala	Guatemala	5,000	GTQ	Enel Latin America LLC	99.00%	100.00%
					Enel Guatemala SA	1.00%
Generadora Montecristo SA	Guatemala	Guatemala	5,000	GTQ	Enel Latin America LLC	99.00%	100.00%
					Enel Guatemala SA	1.00%
Geotermica del Norte SA	Santiago	Chile	—		Enel Chile Ltda	51.00%	51.00%
Globyte SA	San José	Costa Rica	90,000	CRC	Enel de Costa Rica SA (formerly	10.00%	10.00%
					Energia Global de Costa Rica SA)
Grupo EGI SA de cv	San Salvador	El Salvador	200,000	SVC	Enel Green Power International SA	0.05%	100.00%
					Enel Latin America LLC	99.95%
Isamu Ikeda Energia SA	Rio de Janeiro	Brazil	82,974,475.77	R$	Enel Brasil Participações Ltda	100.00%	100.00%
Molinos de Viento del Arenal SA	Santa Ana	Costa Rica	9,709,200	USD	Electrificadora Ecologica SA	49.00%	24.99%
Operacion Y Mantenimiento Tierras Morenas SA	Santa Ana	Costa Rica	30,000	CRC	Electrificadora Ecologica SA	85.00%	43.35%
P.H. Don Pedro SA	Santa Ana	Costa Rica	100,001	CRC	Enel de Costa Rica SA (formerly	33.44%	33.44%
					Energia Global de Costa Rica SA)
P.H. Guacimo SA	Santa Ana	Costa Rica	50,000	CRC	Enel Latin America LLC	30.00%	40.00%
					Enel de Costa Rica SA (formerly	10.00%
					Energia Global de Costa Rica SA)
P.H. Rio Volcan SA	Santa Ana	Costa Rica	100,001	CRC	Enel de Costa Rica SA (formerly	34.32%	34.32%
					Energia Global de Costa Rica SA)
Primavera Energia SA	Rio de Janeiro	Brazil	29,556,575.78	R$	Enel Brasil Participações Ltda	100.00%	100.00%
Quatiara Energia SA	Rio de Janeiro	Brazil	12,148,511.80	R$	Enel Brasil Participações Ltda	100.00%	100.00%
Socibe Energia SA	Rio de Janeiro	Brazil	33,969,032.25	R$	Enel Brasil Participações Ltda	100.00%	100.00%
Tecnoguat SA	Guatemala	Guatemala	1,000,000	GTQ	Enel Latin America LLC	75.00%	75.00%
Vale Energética SA	Rio de Janeiro	Brazil	18,589,343.63	R$	Enel Brasil Participações Ltda	100.00%	100.00%
VP Energia SA	Rio de Janeiro	Brazil	12,137,505.52	R$	Enel Brasil Participações Ltda	100.00%	100.00%
ZMZ General SA	Santa Ana	Costa Rica	500,000	CRC	EGI Costa Rica Viento SA	51.00%	51.00%

(1)	All the companies are engaged in electricity generation from renewable resources.

(2)	In many cases, the subsidiaries are formed as entities that do not require the payment of share capital.

(3)	For companies in which the holding is less than 50% Enel Latin America LLC holds preference shares that enable it to determine the financial and operational policies of the company and therefore to exercise a dominant influence.

Companies consolidated proportionally at December 31, 2006

	Registered							Group %
Company name	office	Country	Activity	Share capital	Currency	Held by	% holding	holding
				at Dec. 31, 2006

Americas Generation Corporation	Panama	Panama	Holding company	3,000	USD	Americas Holding Corporation	100.00%	50.00%
Americas Holding Corporation	Panama	Panama	Holding company	3,000	USD	Enel Panama Ltd	50.00%	50.00%
Aridos Energias Especiales SL	Villalbilla	Spain	Electricity generation from renewable resources	600,000	Euro	Enel Unión Fenosa Renovables SA	41.05%	20.53%
Azucarera Energias SA	Madrid	Spain	Electricity generation from renewable resources	570,600	Euro	Enel Unión Fenosa Renovables SA	40.00%	20.00%
Boiro Energia SA	Boiro	Spain	Electricity generation from renewable resources	601,010	Euro	Enel Unión Fenosa Renovables SA	40.00%	20.00%
Cogeneración del Noroeste SL	Santiago de Compostela	Spain	Electricity generation from renewable resources	3,606,000	Euro	Enel Unión Fenosa Renovables SA	40.00%	20.00%
Depuración Destilación Reciclaje SL	Boiro	Spain	Electricity generation from renewable resources	600,000	Euro	Enel Unión Fenosa Renovables SA	40.00%	20.00%
Empresa de Generación Electrica Fortuna SA	Panama	Panama	Electricity generation from renewable resources	309,457,729	USD	Americas Generation Corporation	49.00%	24.50%
Enel Unión Fenosa Renovables SA	Madrid	Spain	Electricity generation from renewable resources	32,505,000	Euro	Enel Viesgo Generación SL	50.00%	50.00%
Energias Ambientales de Somozas SA	La Coruna	Spain	Electricity generation from renewable resources	1,250,000	Euro	Enel Unión Fenosa Renovables SA	19.40%	9.70%
Energias Ambientales EASA SA	La Coruna	Spain	Electricity generation from renewable resources	15,491,460	Euro	Enel Unión Fenosa Renovables SA	33.34%	16.67%
Energias de Villarrubia SL	Barcelona	Spain	Electricity generation from renewable resources	3,010	Euro	Enel Unión Fenosa Renovables SA	20.00%	10.00%
Energias Especiales Alcoholeras SA	Madrid	Spain	Electricity generation from renewable resources	82,000	Euro	Enel Unión Fenosa Renovables SA	50.00%	25.00%
Energias Especiales de Andalucía SL	Seville	Spain	Electricity generation from renewable resources	20,000	Euro	EUFER Renovables Ibéricas 2004 SA	100.00%	50.00%
Energias Especiales de Careon SA	La Coruna	Spain	Electricity generation from renewable resources	270,450	Euro	Enel Unión Fenosa Renovables SA	77.00%	38.50%
Energias Especiales de Castelo SA	Madrid	Spain	Electricity generation from renewable resources	437,400	Euro	Enel Unión Fenosa Renovables SA	100.00%	50.00%
Energias Especiales de Extremadura SL	Badajoz	Spain	Electricity generation from renewable resources	6,000	Euro	Enel Unión Fenosa Renovables SA	100.00%	50.00%
Energias Especiales de Pena Armada SA	Madrid	Spain	Electricity generation from renewable resources	963,300	Euro	Enel Unión Fenosa Renovables SA	80.00%	40.00%
Energias Especiales del Alto Ulla SA	Madrid	Spain	Electricity generation from renewable resources	360,600	Euro	Enel Unión Fenosa Renovables SA	100.00%	50.00%
Energias Especiales del Bierzo SA	Torre del Bierzo	Spain	Electricity generation from renewable resources	1,635,000	Euro	Enel Unión Fenosa Renovables SA	50.00%	25.00%
Energias Especiales del Noroeste SA	Madrid	Spain	Electricity generation from renewable resources	6,812,040	Euro	Enel Unión Fenosa Renovables SA	100.00%	50.00%
Energias Renovables Montes de San Sebastián SL	Madrid	Spain	Electricity generation from renewable resources	705,000	Euro	Enel Unión Fenosa Renovables SA	100.00%	50.00%

	Registered							Group %
Company name	office	Country	Activity	Share capital	Currency	Held by	% holding	holding
at Dec. 31, 2006

Enerlasa SA	Madrid	Spain	Electricity generation from renewable resources	1,021,700	Euro	Enel Unión Fenosa Renovables SA	45.00%	22.50%
Eólica del Cordal de Montouto SL	Madrid	Spain	Electricity generation from renewable resources	160,000	Euro	Enel Unión Fenosa Renovables SA	100.00%	50.00%
EUFER Comercializadora SL	Madrid	Spain	Electricity generation from renewable resources	60,000	Euro	Enel Unión Fenosa Renovables SA	100.00%	50.00%
EUFER Renovables Ibéricas 2004 SA	Madrid	Spain	Electricity generation from renewable resources	8,100,000	Euro	Enel Unión Fenosa Renovables SA	100.00%	50.00%
Gallega de Cogeneración SA	Santiago de Compostela	Spain	Electricity generation from renewable resources	1,803,000	Euro	Enel Unión Fenosa Renovables SA	40.00%	20.00%
Nizhegorodskaya sbytovaya kompaniya OJSC	Nizhniy Novgorod	Russian Federation	Electricity sales	29,006,540.64	Ruble	Res Holdings BV	62.29%	30.83%
Parque Eólico de Barbanza SA	Santiago de Compostela	Spain	Electricity generation from renewable resources	3,606,000	Euro	Enel Unión Fenosa Renovables SA	25.00%	12.50%
Parque Eólico de Malpica SA	La Coruna	Spain	Electricity generation from renewable resources	950,057.50	Euro	Enel Unión Fenosa Renovables SA	30.16%	15.08%
Parque Eólico de San Andrés SA	La Coruna	Spain	Electricity generation from renewable resources	552,920	Euro	Enel Unión Fenosa Renovables SA	82.00%	41.00%
Parque Eólico La Losilla SA	Madrid	Spain	Electricity generation from renewable resources	60,400	Euro	EUFER Renovables Ibéricas 2004 SA	100.00%	50.00%
Parque Eólico Montes de las Navas SA	Madrid	Spain	Electricity generation from renewable resources	6,540,000	Euro	Enel Unión Fenosa Renovables SA	20.00%	10.00%
Parque Eólico Sierra del Merengue SL	Cáceres	Spain	Electricity generation from renewable resources	30,000	Euro	Enel Unión Fenosa Renovables SA	50.00%	25.00%
Prius Enerólica SL	Madrid	Spain	Electricity generation from renewable resources	3,600	Euro	Enel Unión Fenosa Renovables SA	100.00%	50.00%
Promociones Energeticas del Bierzo SL	Ponferrada	Spain	Electricity generation from renewable resources	12,020	Euro	Enel Unión Fenosa Renovables SA	50.00%	25.00%
Proyectos Universitarios de Energias Renovables SL	Alicante	Spain	Electricity generation from renewable resources	180,000	Euro	Enel Unión Fenosa Renovables SA	33.33%	16.67%
Res Holdings BV	Amsterdam	Netherlands	Holding company	18,000	Euro	Enel Investment Holding BV	49.50%	49.50%
RUSENERGOSBYT C LLC	Khanty-Mansiyskiy	Russian Federation	Electricity sales	5,100	Ruble	Res Holdings BV	51.00%	25.25%
RUSENERGOSBYT LLC	Moscow	Russian Federation	Electricity trading	2,760,000	Ruble	Res Holdings BV	100.00%	49.50%
RUSENERGOSBYT M LLC	Moscow	Russian Federation	Electricity sales	7,500	Ruble	Res Holdings BV	75.00%	37.13%
Sistemas Energeticos Mañón Ortigueira SA	Ortigueira	Spain	Electricity generation from renewable resources	4,507,500	Euro	Enel Unión Fenosa Renovables SA	86.00%	43.00%
Sotavento Galicia SA	Santiago de Compostela	Spain	Electricity generation from renewable resources	601,000	Euro	Enel Unión Fenosa Renovables SA	18.00%	9.00%
Tirmadrid SA	Valdemingómez	Spain	Electricity generation from renewable resources	16,828,000	Euro	Enel Unión Fenosa Renovables SA	18.64%	9.32%
Ufefys SL	Aranjuez	Spain	Electricity generation from renewable resources	2,373,950	Euro	Enel Unión Fenosa Renovables SA	40.00%	20.00%

Associated companies accounted for using the equity method at December 31, 2006

	Registered							Group %
Company name	office	Country	Activity	Share capital	Currency	Held by	% holding	holding
at Dec. 31, 2006

Aes Distribuidores Salvadoreos Ltda de cv	San Salvador	El Salvador	Electricity generation from renewable resources	200,000	SVC	Grupo EGI SA de cv	20.00%	20.00%
Aes Distribuidores Salvadoreños Y Compania S. en C. de cv	San Salvador	El Salvador	Electricity generation from renewable resources	200,000	SVC	Grupo EGI SA de cv	20.00%	20.00%
Alpe Adria Energia SpA	Udine	Italy	Engineering, construction and management of interconnection power lines	450,000	Euro	Enel Produzione SpA	40.50%	40.50%
Cesi — Centro Elettrotecnico Sperimentale Italiano Giacinto Motta SpA	Milan	Italy	Research and testing	8,550,000	Euro	Enel SpA	25.92%	25.92%
Chladiace veže Bohunice, spol. sro	Bohunice	Slovakia	Engineering and construction	500,000	SKK	Slovenské elektrárne AS	35.00%	23.10%
Compagnia Porto di Civitavecchia SpA	Rome	Italy	Harbor construction	20,516,000	Euro	Enel Produzione SpA	25.00%	25.00%
Eneco Energia Ecologica Srl	Predazzo (Trento)	Italy	Area heating networks	1,716,586	Euro	Avisio Energia SpA	25.73%	25.69%
Enel Kansas LLC	Wilmington (Delaware)	USA	Electricity generation from renewable resources	—		Enel North America Inc.	100.00%	100.00%
Hipotecaria de Santa Ana Ltda de cv	San Salvador	El Salvador	Electricity generation from renewable resources	100,000	SVC	Grupo EGI SA de cv	20.00%	20.00%
Idrosicilia SpA	Palermo	Italy	Water sector	22,520,000	Euro	Enel SpA	40.00%	40.00%
Reaktortest sro	Trnava	Slovakia	Nuclear power research	2,000,000	SKK	Slovenské elektrárne AS	49.00%	32.34%
SIET — Società Informazioni Esperienze Termoidrauliche SpA	Piacenza	Italy	Studies, design and research in thermal generation	697,820	Euro	Enel.NewHydro Srl	41.55%	41.55%
Star Lake Hydro Partnership	St. John (Newfoundland)	Canada	Electricity generation from renewable resources	—		Chi Hydroelectric Company Inc.	49.00%	49.00%
Ústav jaderného výzkumu Rež AS	Rež	Czech Republic	Nuclear power research and development	524,139,000	CZK	Slovenské elektrárne AS	27.78%	18.33%

Other significant equity investments at December 31, 2006

	Registered							Group %
Company name	office	Country	Activity	Share capital	Currency	Held by	% holding	holding
at Dec. 31, 2006

CO.FA.S.E. Srl	Canazei (Trento)	Italy	Cogeneration of electrical and thermal energy	25,500	Euro	Avisio Energia SpA	14.00%	13.98%
Energotel AS	Bratislava	Slovakia	Management of fiber optic network	66,000,000	SKK	Slovenské elektrárne AS	16.67%	11.00%
GALSI SpA	Milan	Italy	Engineering in energy and infrastructure sector	838,000	Euro	Enel Produzione SpA	13.50%	13.50%
International Multimedia University Srl	Rome	Italy	Distance learning	24,000	Euro	Sfera — Società per la formazione e le risorse aziendali Srl	13.04%	13.04%
LaGeo SA de cv	Ahuachapan	El Salvador	Electricity generation from renewable resources	1,868,695,400	SVC	Enel Produzione SpA	12.50%	12.50%

Companies in liquidation or held for sale at December 31, 2006

	Registered							Group %
Company name	office	Country	Activity	Share capital	Currency	Held by	% holding	holding
at Dec. 31, 2006

Climare Scrl (in liquidation)	Genoa	Italy	—	30,600	Euro	Enel Distribuzione SpA	66.66%	66.66%
Euromedia Luxembourg One SA (in liquidation)	Luxembourg	Luxembourg	—	44,887,500	USD	Enel Investment Holding BV	28.57%	28.57%
Hydrodev Limited Partnership	Montreal (Quebec)	Canada	Electricity generation from renewable resources	—		Chi Canada Inc.	48.90%	49.00%
						Hydrodev Inc.	0.10%
Q-Channel SpA (in liquidation)	Rome	Italy	—	1,607,141	Euro	Enel Servizi Srl	24.00%	24.00%
Slovenské elektrárne CR sro (in liquidation)	Brno	Czech Republic	—	200,000	CZK	Slovenské elektrárne AS	100.00%	66.00%
Vodné dielo Žilina AS (in liquidation)	Trencín	Slovakia	—	5,000,000	SKK	Slovenské elektrárne AS	40.00%	26.40%

Glossary

Glossary
Cash-generating unit
The smallest identifiable group of assets that generates a positive cash flow that is highly independent from positive cash flows generated by other assets or groups of assets.
Deemed cost
Amount used as substitute of cost or amortized cost at a given date. Subsequent amortization is calculated based on the assumption that the entity had initially recorded the asset or liability at that date and the cost coincided, also at the same date, with the deemed cost.
Discontinued operations and continuing operations
Discontinued operation: a component of an entity that has either been disposed of or classified as held for sale and:
▪	represents a significant independent business or geographical area in which the business operates;
▪	is part of a larger plan for the disposal of an autonomous business unit or a geographical area of operations;
▪	is a subsidiary acquired exclusively to be resold.
Continuing operations represent ongoing businesses that are not being held for sale.
Fair value
The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.
Impairment loss
The amount by which the book value of an asset exceeds its recoverable value.
Ke
This represents the opportunity cost of shareholders. It is measured as the risk-free rate increased by the premium expected by equity investors.

Special purpose entity
These are companies formed by a sponsor company for the purpose of achieving a specific, well-defined objective.
Weighted Average Cost of Capital (WACC)
The weighted average cost of financing, capital and debt relating to a specific company, generally calculated on the basis of an existing or ideal long-term financial structure.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

	By:	/s/ Avv. Claudio Sartorelli
Name: Avv. Claudio Sartorelli
Title: Secretary of Enel Società per Azioni

Dated: April 4, 2007